As filed with the Securities and Exchange Commission on August 13, 2004.

Registration Statement No. 333-117282

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

ASSOCIATED BANC-CORP

(Exact Name of Registrant as Specified in its Charter)

WISCONSIN	6021	39-1098068
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1200 Hansen Road

Green Bay, WI 54304

(920) 491-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Brian R. Bodager, Esq.

Associated Banc-Corp

1200 Hansen Road

Green Bay, WI 54304

(920) 491-7000

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

with copies to:

James M. Bedore, Esq. Reinhart Boerner Van Deuren s.c. 1000 North Water Street Suite 2100 Milwaukee, WI 53202 (414) 298-1000	W. Charles Jackson, Esq. Michael Best & Friedrich, LLP 100 East Wisconsin Avenue Suite 3300 Milwaukee, WI 53202 (414) 271-6560

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and the effective time of the merger described in the proxy statement/prospectus forming a part of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

FIRST FEDERAL CAPITAL CORP

605 State Street

La Crosse, Wisconsin 54601

                        , 2004

Dear Fellow Shareholder:

You are cordially invited to attend our special meeting of shareholders to be held on                     , 2004 at                  .m. (local time) at the Radisson Hotel La Crosse, 200 Harborview Plaza, La Crosse, Wisconsin 54601. At the special meeting, you will vote on a proposal to approve an agreement for the merger of Associated Banc-Corp and First Federal Capital Corp.

Subject to approval by the shareholders of First Federal and satisfaction of other conditions, the merger agreement provides that First Federal will combine its business and operations with those of Associated through a statutory merger. If the merger is completed, each share of First Federal common stock will be converted into the right to receive, at the election of the holder, either:

•	0.9525 shares of Associated common stock (or cash for any fractional shares); or

•	a cash payment per share equal to the product obtained by multiplying 0.9525 by the closing price of Associated’s common stock on the effective date of the merger.

The exchange ratio has been increased to 0.9525 from the exchange ratio originally announced to reflect a 3-for-2 stock split, effected in the form of a stock dividend, declared by Associated and paid to its shareholders of record as of May 7, 2004.

An election form permitting you to make a stock election and/or a cash election accompanies this letter. You may make a stock election for all, none or some of your shares and a cash election for any remaining shares. You may specify which shares will be exchanged for cash, and the order of such exchange. You must return the election form by                  .m. (Central Time) on                     , 2004 to be eligible to make a cash election. Only 10% of the total number of shares of First Federal common stock outstanding immediately prior to the merger will be exchanged for cash payments, including cash to be paid in lieu of fractional shares. Elections may be prorated to result in such 10% allocation, in which case the extent to which your individual election is honored will depend on the total of stock and cash elections made by all First Federal shareholders.

Associated and First Federal common stock each trades on the Nasdaq National Market under the symbols “ASBC” and “FTFC,” respectively. The following table shows the closing prices of the Associated common stock and the First Federal common stock on April 27, 2004, the last trading day before we announced the merger, and on                     , 2004, the last practicable trading day before the printing of this proxy statement/prospectus. This table also shows the value for the First Federal common stock on an equivalent per share basis, which we calculated by multiplying the last reported sale price of shares of Associated common stock on the dates indicated by the exchange ratio of 0.9525.

	Associated	First Federal	First Federal Equivalent Per Share Basis
April 27, 2004	$28.13(1)	$21.06	$26.79
, 2004	$	$	$
(1)	Adjusted to reflect a 3-for-2 stock split.

First Federal has the right to terminate the merger agreement if the average closing price of shares of Associated common stock over a ten trading day period prior to the merger is less than $23.91 per share and the trading price of shares of Associated common stock underperforms an index of selected peer group stocks by more than 15% since the date of the merger agreement.

The merger will generally be tax-free to you for federal income tax purposes, except with respect to any cash received by you in lieu of fractional shares of Associated common stock or as a result of a cash election.

The accompanying proxy statement/prospectus describes the merger and related matters in greater detail. We encourage you to read it carefully.

Your participation in the special meeting, in person or by proxy, is especially important because the items to be voted on are very important to First Federal and its shareholders. Whether or not you plan to attend the special meeting, we urge you to complete, date and sign the enclosed proxy card and return it promptly in the enclosed postage-paid envelope to ensure that your shares will be represented at the special meeting. You may revoke your proxy at any time before it is voted.

The Board of Directors of First Federal has determined that the merger is in the best interests of First Federal and its shareholders. Accordingly, the Board of Directors has by unanimous vote approved the merger agreement and the merger and recommends that shareholders vote in favor of the merger agreement. On behalf of the Board of Directors, we thank you for your support and urge you to vote “for” the approval of the merger agreement.

Very truly yours,

Jack C. Rusch

President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The securities that Associated is offering through this proxy statement/prospectus are not deposits or other obligations of any bank subsidiary of Associated and are not insured by the Federal Deposit Insurance Corporation or any other governmental entity.

The proxy statement/prospectus is dated                     , 2004 and

is first being mailed to shareholders of First Federal on or about                     , 2004.

2

FIRST FEDERAL CAPITAL CORP

605 State Street

La Crosse, Wisconsin 54601

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD                     , 2004

TO THE SHAREHOLDERS OF FIRST FEDERAL:

Notice is hereby given that a special meeting of shareholders of First Federal Capital Corp, a Wisconsin corporation, will be held at the Radisson Hotel La Crosse, 200 Harborview Plaza, La Crosse, Wisconsin 54601, on                     , 2004 at                  .m. (local time). The proxy statement/prospectus for the special meeting is attached and a proxy card is enclosed.

The special meeting of shareholders is for the purpose of considering and acting upon the following proposals:

1.	To approve the Agreement and Plan of Merger dated as of April 27, 2004 between Associated Banc-Corp and First Federal Capital Corp providing for the merger of First Federal with and into Associated (a copy of the merger agreement is attached as Exhibit A to the proxy statement/prospectus following this notice).

2.	To consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting, or at any adjournment or postponement thereof, to approve the merger agreement; and

3.	To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

The directors of First Federal have unanimously approved the merger agreement and recommend that the shareholders approve the merger agreement.

Only holders of record of First Federal’s common stock at the close of business on                     , 2004 are entitled to notice of, and to vote at, the special meeting of shareholders. The affirmative vote of the holders of a majority of the voting power of the outstanding shares of First Federal’s common stock is required to approve the merger agreement. Each share of First Federal’s common stock is entitled to one vote. Shareholders of Associated are not required to approve the merger agreement and no further corporate authorization by Associated is required to complete the merger.

It is very important that your shares be represented at the special meeting of shareholders. You are urged to complete and sign the accompanying proxy card, which is solicited by the Board of Directors of First Federal, and mail it promptly in the enclosed envelope. All proxies are important, so please complete each proxy card sent to you and return it in the envelope provided. Your proxy will not be used if you attend, revoke your proxy and vote at the special meeting of shareholders in person.

BY ORDER OF THE BOARD OF DIRECTORS

Bradford R. Price, Executive Vice President and Secretary

La Crosse, Wisconsin

                    , 2004

Please do not send your stock certificates at this time. If the merger is completed, you will be sent instructions regarding the surrender of your stock certificates.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates documents about First Federal by reference which are not presented in this proxy statement/prospectus or delivered with this proxy statement/prospectus. These documents are available without charge upon request. You can obtain documents incorporated by reference in this proxy statement/prospectus but not otherwise accompanying this proxy statement/prospectus by requesting them in writing or by telephone from First Federal at the following address:

First Federal Capital Corp
605 State Street
La Crosse, Wisconsin 54601
Attention: Jack C. Rusch or
Bradford R. Price
Telephone No.: (608) 784-8000

To obtain timely delivery of requested information, we recommend that you request this information no later than five business days before the date you must make your investment decision. Based on the date of the special meeting, the date by which you should request this information is                     , 2004.

See “Incorporation by Reference” and “Where You Can Find More Information” for further information.

i

FIRST FEDERAL CAPITAL CORP

AND

ASSOCIATED BANC-CORP

PROXY STATEMENT/PROSPECTUS

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why have you sent me this document?

A:	We are delivering this document to you because it is serving as both a proxy statement for First Federal and a prospectus of Associated. It is a proxy statement because it is being used by First Federal’s Board of Directors to solicit proxies from First Federal shareholders for the special meeting. It is a prospectus because it is being used by Associated to offer shares of Associated common stock in exchange for shares of First Federal common stock in the merger described in this document.

This proxy statement/prospectus contains important information regarding the proposed merger, as well as information about Associated and First Federal. It also contains important information about what the respective Boards of Directors of Associated and First Federal considered when evaluating the proposed merger. We urge you to read this proxy statement/prospectus carefully, including its exhibits.

Q:	What do I need to do now?

A:	Indicate on your proxy card how you want to vote, then sign, date and return your proxy card as soon as possible in the postage-paid envelope provided. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger.

You may attend the special meeting of shareholders and vote your shares in person, rather than completing and returning your proxy card. If you do complete and return your proxy card, you may revoke it at any time up to and including the day of the special meeting by following the directions on page 19.

Please remember that the required vote of shareholders is based on the total number of outstanding shares, and not upon the number of shares which are actually voted.

Q:	If my shares are held in “street name” by a broker or bank, will my broker or bank vote my shares for me?

A:	If you hold your shares in street name and do not provide voting instructions to your broker or bank, your shares will not be voted on any proposal on which your broker or bank does not have discretionary authority to vote. Your broker or bank does not have discretionary authority to vote on the merger proposal. Accordingly, your broker or bank will vote your shares held by it in “street name” with respect to the merger proposal only if you provide instructions to it on how to vote. You should follow the directions your broker or bank provides. Shares that are not voted for any reason, including because you do not properly instruct your broker or bank, will have the same effect as if they had been voted against the merger agreement.

Q:	What happens if I do not vote?

A:	If you do not return your proxy card or if you do not vote or abstain at the meeting, it will have the effect of a vote against approval of the merger agreement.

Q:	Should I send in my stock certificates now?

A:	No. After the special meeting of shareholders, we will send you instructions on how to receive the merger consideration in exchange for your shares of First Federal common stock.

1

Q:	What will I receive in the merger?

A:	You may elect to receive in exchange for each share of First Federal common stock either:

•	0.9525 shares of Associated common stock (you will receive cash for any fractional shares); or

•	a cash payment per share equal to the product obtained by multiplying 0.9525 by the closing price of Associated’s common stock on the effective date of the merger.

The exchange ratio has been increased to 0.9525 from the exchange ratio originally announced to reflect a 3-for-2 stock split, effected in the form of a stock dividend, declared by Associated and paid to its shareholders of record as of May 7, 2004.

You may make a stock election for all, some or none of your shares and a cash election for any remainder of your shares.

The total number of shares of First Federal common stock to be exchanged for cash payments, including the cash paid in lieu of fractional shares, must equal 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger. If the total number of shares of First Federal common stock to be exchanged for cash payments would not equal 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger, Associated will substitute shares of Associated common stock for cash payments among the shareholders electing cash payments or substitute cash payments for shares of Associated common stock among shareholders electing Associated common stock, whichever is applicable, on a pro rata basis to the extent necessary to make the total number of shares of First Federal common stock to be exchanged for the cash payments equal 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger.

Q:	How will I be able to elect the form of merger consideration I receive?

A:	An election form permitting you to make a stock election and/or a cash election accompanies this proxy statement/prospectus. You may elect all stock, all cash or any combination of stock and cash for your shares; and you may specify which shares will be exchanged for cash, and the order of the exchange. The election deadline is .m. (Central Time) on , 2004. You may revoke or change your election form by submitting an election form bearing a later date as long as the subsequent election form is received by the exchange agent on or before the election deadline. If your election form is not received by the deadline, you will be deemed to have made a stock election for all of your shares of First Federal common stock.

Q:	What about dividends before the merger?

A:	The merger agreement prohibits First Federal from declaring or paying any dividends, except for declaring and paying its regular quarterly cash dividend not to exceed $0.15 per share.

Q:	What about dividends after the merger?

A:	The merger agreement provides that Associated and First Federal will cooperate so that First Federal shareholders will receive a dividend (either Associated’s or First Federal’s, whichever is applicable based on the effective time of the merger) in the quarter in which the merger is completed. After the merger, we presently anticipate that Associated will pay dividends at the current quarterly rate of $0.25 per share. However, the directors of Associated will use their discretion to decide whether to declare future dividends and the amount of any such dividends.

2

Q:	When do you expect the merger to be completed?

A:	We are working toward completing the merger as soon as practicable. We expect the merger to be completed shortly after the special meeting of First Federal shareholders, assuming all conditions to the merger have been satisfied, including receipt of all required shareholder and regulatory approvals.

Q:	What are the federal income tax consequences of the merger to me?

A:	The merger will be tax-free for federal income tax purposes for shareholders who receive the merger consideration in the form of shares of Associated common stock. Shareholders who receive some or all of the merger consideration in the form of a cash payment, either in lieu of fractional shares of Associated common stock or as a result of a cash election, will have to pay taxes based on the amount of the cash received. To review the tax consequences to shareholders in greater detail, see pages 47 to 50.
Q:	Who can I contact if I have more questions about the merger?

A:	Jack C. Rusch or Bradford R. Price First Federal Capital Corp 605 State Street La Crosse, Wisconsin 54601 Telephone No.: (608) 784-8000

Q:	Who can I contact if I would like additional copies of the proxy statement/prospectus?

A:	Associated Banc-Corp 1200 Hansen Road Green Bay, Wisconsin 54304 Attention: Brian R. Bodager, Esq. Telephone No.: (920) 491-7000

3

SUMMARY

This summary highlights selected information contained elsewhere in this proxy statement/prospectus. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See “Incorporation by Reference” and “Where You Can Find More Information” (beginning on page 82 of this proxy statement/prospectus). We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

Parties to the Merger (pages 63 to 84)

Associated Banc-Corp

1200 Hansen Road

Green Bay, Wisconsin 54304

Telephone No.: (920) 491-7000

Associated is a diversified multi-bank holding company headquartered in Green Bay, Wisconsin. At June 30, 2004, Associated had $15.5 billion in assets, 4,019 full-time equivalent employees, and provided services through more than 217 banking locations in approximately 151 communities. Associated offers a variety of financial products and services to complement its traditional line of banking products.

Associated’s common stock trades on the Nasdaq National market under the symbol “ASBC.”

First Federal Capital Corp

605 State Street

La Crosse, Wisconsin 54601

Telephone No.: (608) 784-8000

First Federal is the holding company of First Federal Capital Bank, which operates 95 banking offices throughout Wisconsin, Illinois and Minnesota. At June 30, 2004, First Federal had assets of $3.7 billion.

First Federal’s common stock trades on the Nasdaq National Market under the symbol “FTFC.”

The Special Meeting of Shareholders (pages 18 to 21)

The special meeting of shareholders will be held at the Radisson Hotel La Crosse, 200 Harborview Plaza, La Crosse, Wisconsin 54601, at              .m. on                     , 2004. At the special meeting of shareholders, shareholders of First Federal will be asked to approve the merger agreement.

Recommendation to Shareholders (pages 25 to 27)

The Board of Directors of First Federal believes the merger is fair to you and in your best interest and unanimously recommends that you vote “for” approval of the merger agreement.

Record Date (page 18)

You are entitled to vote at the special meeting of shareholders if you owned shares on                     , 2004, the record date for the special meeting. On the record date, there were outstanding              shares of First Federal common stock.

Vote Required (page 18)

Approval of the merger agreement will require the affirmative vote of a majority of the voting power of all of the issued and outstanding shares of First Federal common stock.

Thirteen executive officers and directors of First Federal, who owned approximately         % of the outstanding shares of First Federal common stock as of the                     , 2004 record date, have agreed with Associated to vote their respective shares in favor of the merger and the merger agreement. A copy of the form of the voting agreement is attached as Exhibit B to this proxy statement/prospectus.

Each share of First Federal common stock will be entitled to one vote at the special meeting.

The Merger (page 22)

The merger will combine our businesses under a single holding company. As a result of the merger,

Associated will become the holding company for First Federal’s banking and nonbanking subsidiaries, including First Federal Capital Bank.

The merger agreement is attached as Exhibit A to this document. We encourage you to read the merger agreement. It is the legal document governing the merger.

What First Federal Shareholders Will Receive in the Merger (pages 37 to 38)

As a result of the merger, shareholders of First Federal may elect to receive in exchange for each share of First Federal common stock either:

•	0.9525 shares of Associated common stock (you will receive cash for any fractional shares); or

•	a cash payment per share equal to the product obtained by multiplying 0.9525 by the closing price of shares of Associated’s common stock on the effective date of the merger.

Under the merger agreement, 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger will be exchanged for cash payments, including cash to be paid in lieu of fractional shares.

The exchange ratio has been increased to 0.9525 from the exchange ratio originally announced to reflect a 3-for-2 stock split, effected in the form of a stock dividend, declared by Associated and paid to its shareholders of record as of May 7, 2004.

Election of Method of Payment (pages 38 to 39)

An election form permitting you to elect to receive either shares of Associated common stock or a cash payment accompanies this proxy statement/prospectus. You may make a stock election for all, some or none of your shares and a cash election for any remainder of your shares; and to the extent that you elect cash you may specify which shares will be exchanged for cash, and the order of such exchange. The election deadline is                  .m. (Central Time) on                    , 2004. You may revoke or change your election form by submitting an election bearing a later date on or before the election deadline. If your election form is not received by the deadline, you will be deemed to have made a stock election for all of your shares of First Federal common stock.

The total number of shares of First Federal common stock to be exchanged for cash payments, including the cash paid in lieu of fractional shares, must equal 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger. If the total number of shares of First Federal common stock to be exchanged for cash payments would not equal 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger, Associated will substitute shares of Associated common stock for cash payments among the shareholders electing cash payments or substitute cash payments for shares of Associated common stock among shareholders electing Associated common stock, whichever is applicable, on a pro rata basis to the extent necessary to make the total number of shares of First Federal common stock to be exchanged for the cash payments equal 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger.

If the number of shares of First Federal common stock to be exchanged for cash payments does not equal 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger, part of your cash election may be converted into a stock election or part of your stock election may be converted into a cash election, as applicable, in an amount necessary to result in such 10%.

When making your election, you should consider the following:

•	If you make a cash election, then to the extent you receive cash, you will not have the risk of declines in the market value of shares of Associated common stock after the effective time, nor will you have the opportunity to profit from increases in the market value of shares of Associated common stock after the effective time.

•	There may be materially different tax consequences involved if you elect to receive any cash.

We encourage you to obtain current market quotes for shares of Associated common stock throughout the election period and prior to the special meeting of shareholders.

None of Associated, First Federal, Associated’s Board of Directors, or First Federal’s Board of Directors makes any recommendation to any shareholder as to whether to elect cash or stock.

Treatment of First Federal Stock Options (page 41)

All outstanding options to purchase shares of First Federal common stock will become fully vested upon the effective time of the merger. The merger agreement provides that, upon completion of the merger, each outstanding and unexercised stock option to purchase shares of First Federal common stock will be cancelled in connection with the merger and the option holder will be entitled to elect to receive either:

•	a substitute option to purchase the number of shares of Associated common stock equal to the exchange ratio of 0.9525 multiplied by the number of shares of First Federal common stock subject to the option and with an exercise price equal to the exercise price of the old option divided by the exchange ratio of 0.9525; or

•	a cash payment equal to the product of (a) the number of shares of First Federal common stock subject to the option multiplied by (b) the amount by which the exchange ratio of 0.9525 multiplied by the closing price of shares of Associated common stock on the date of the completion of the merger exceeds the exercise price of the option.

Options to purchase 191,340 shares of First Federal common stock issued after April 1, 2004 do not have the right to elect to receive a substitute option rather than cash.

Reasons for the Merger (pages 25 to 27)

Associated and First Federal are proposing to merge because we believe that:

•	the potential for the combined company exceeds, in our opinion, what either company could accomplish individually;

•	the merger will increase the financial strength and resources of First Federal and enable Associated to enhance its ability to better serve its existing depositors and customers through the addition of approximately 95 new offices, including in store branches; and

•	the merger will result in operational and management efficiencies for the combined company.

In its deliberations and in making its determination to unanimously approve the merger agreement and recommend that you vote “for” the merger agreement, First Federal’s Board of Directors considered a number of additional factors, including the following:

•	the opinion of Sandler O’Neill & Partners, L.P. that the exchange ratio was fair, from a financial point of view, to First Federal shareholders as of the date of issuance of that opinion and subject to the assumptions made, matters considered and qualifications and limitations on the review by Sandler O’Neill;

•	the fact that shares of Associated common stock have greater liquidity than the shares of First Federal common stock and that the combined company would have greater liquidity than either individually;

•	the view, after consultation with Sandler O’Neill (and in light of the process undertaken by First Federal in 1999 in conjunction with McDonald Investments, Inc. to solicit interest from third parties for a strategic transaction), that it was unlikely that any other third party would be willing to pay more and offer a better strategic fit and greater value to First Federal and its shareholders;

•	the likelihood of the merger receiving treatment as a tax free reorganization for U.S. federal income tax purposes for those shares of First Federal common stock exchanged for shares of Associated common stock and the conclusion of First Federal’s Board of Directors that this treatment would be beneficial for a large number of its shareholders;

•	the terms and conditions of the merger agreement, including the fixed exchange ratio, the agreement not to solicit third-party offers, the termination fee applicable in some circumstances, and First Federal’s Board of Directors’ determination that these terms and conditions were appropriate in a strategic transaction of this type;

•	the ability of First Federal and Associated to obtain the regulatory approvals necessary to complete the transaction;

•	the belief of First Federal’s Board of Directors that the fixed exchange ratio would allow First Federal shareholders to enjoy any increase in the value of shares of Associated’s common stock that might occur before the merger; and

•	the fact that the merger agreement allows First Federal to terminate its obligations to complete the merger if Associated’s stock price declines both by a specified percentage and in relation to the decline in average price of a selected peer group of financial institutions prior to closing.

First Federal’s Board of Directors also considered certain potential adverse consequences of the merger, including the following:

•	the challenges of integrating the two companies;

•	the fact that the merger agreement does not provide for any adjustment to the exchange ratio;

•	the likelihood that the agreements not to solicit third-party offers and to pay a termination fee to Associated in some circumstances could inhibit or preclude competing purchase offers;

•	the risk of not achieving the expected cost savings and other benefits following the combination;

•	the risk that Associated could become subject to unanticipated costs or expenses related to federal and state taxes, litigation, or other matters;

•	the risk of diverting management’s attention and resources from other strategic opportunities and operational matters to focus on combining the companies; and

•	the risks associated with possible delays in obtaining necessary approvals and the terms of such approvals.

First Federal’s Board of Directors concluded that the anticipated benefits of the merger were likely to substantially outweigh the preceding risks.

Share Ownership of Management (page 18)

At the close of business on the                     , 2004 record date, directors and executive officers of First Federal possessed sole or shared voting power with respect to a total of 1,755,026 shares of First Federal common stock, which represented approximately 7.8% of the outstanding shares. These shares are subject to voting agreements with Associated.

Dividend Policy of Associated After the Merger (page 47)

After the merger, it is presently expected that dividends will continue at Associated’s current quarterly dividend rate of $0.25 per share. Associated’s Board of Directors determines the level of dividends to be declared each quarter based on various economic and financial factors.

Material Federal Income Tax Considerations (pages 47 to 50)

We must receive an opinion from Associated’s outside legal counsel stating that, as a general matter, shareholders will not recognize gain or loss for federal income tax purposes as a result of the merger, except if they receive cash pursuant to a cash election or receive cash for fractional shares.

Opinion of Financial Advisor to First Federal (pages 27 to 37)

First Federal’s Board of Directors received and relied on a written opinion of Sandler O’Neill & Partners, L.P. dated as of April 27, 2004, and updated as of the date of this proxy statement/prospectus. The opinion states that the consideration to be received by First Federal’s shareholders in the merger, as of the date of the opinion, is fair to First Federal’s shareholders from a financial point of view. A copy of the opinion of Sandler O’Neill & Partners, L.P. updated to the date of this proxy statement/prospectus is attached as Exhibit C to this proxy statement/prospectus.

The opinion was rendered subject to the assumptions made, matters considered and qualifications and limitations on the review by Sandler O’Neill set forth in the opinion. You should read the opinion carefully and in its entirety.

Sandler O’Neill has acted as financial advisor to Firm Federal in connection with the merger and will receive a fee for its services, a substantial portion of which is contingent and payable upon closing of the merger. Sandler O’Neill will also receive a fee of $350,000 for rendering its opinion, which will be credited toward the portion of the transaction fee payable to Sandler O’Neill upon closing of the merger.

Financial Interests of First Federal’s Management in the Merger (pages 50 to 52)

Some of the members of First Federal’s management and Board of Directors have interests in the merger different from your interests as a shareholder, including the following:

•	six of First Federal’s executive officers (one of whom is also a director of First Federal) have each agreed to replace their current employment agreements and severance arrangements with a separation agreement and general release, a consulting or employment agreement and a noncompete agreement immediately before the effective time of the merger and these executive officers will receive aggregate payments of $8,612,000 under these new agreements;

•	all outstanding First Federal stock options, including 194,673 options held by First Federal’s directors and executive officers that were not previously exercisable, will become 100% vested upon completion of the merger and converted into options to purchase Associated common stock;

•	Jack C. Rusch, the President and Chief Executive Officer of First Federal, and one independent director of First Federal will each be appointed to the Board of Directors of Associated following the completion of the merger, and all other directors of First Federal who so desire will be appointed to an advisory board of Associated;

•	Associated will maintain and continue to fund existing obligations related to deferred compensation benefits for First Federal’s directors; and

•	Associated will indemnify First Federal’s directors and officers to the full extent permitted under the Wisconsin Business Corporation Law and First Federal’s articles of incorporation and by-laws and will purchase a directors’ and officers’ liability insurance policy covering wrongful acts or omissions committed or allegedly committed before the effective time of the merger.

Listing of Associated Common Stock

Associated will file an application to list the shares of Associated common stock to be issued in the merger on the Nasdaq National Market under Associated’s current symbol “ASBC.”

Status of Associated Common Stock (page 47)

Shares of Associated common stock received in the merger will be freely tradable except for shares issued to affiliates of First Federal. First Federal has concluded that its only affiliates who will receive Associated common stock in the merger are its

directors and executive officers who own approximately     % of the outstanding shares of First Federal common stock as of the record date.

Conditions to the Merger (pages 58 to 60)

We will complete the merger only if several conditions are satisfied, including the following:

•	shareholders of First Federal holding a majority of the outstanding shares of First Federal common stock vote in favor of the merger agreement;

•	no legal restraints or prohibitions exist which prevent the merger from being completed;

•	Associated’s legal counsel delivers to First Federal and Associated an opinion that the merger will qualify as a reorganization under Section 368(a)(1)(A) of the Internal Revenue Code and no gain or loss will be recognized by any First Federal shareholder upon completion of the merger except for cash received in lieu of any fractional shares or as a result of any cash election;

•	Associated receives a report from its environmental consultant regarding the environmental condition of First Federal’s real property that does not indicate that there are environmental issues in excess of $3 million in the aggregate; and

•	no event has occurred with respect to First Federal or Associated since the date of the merger agreement which has had or may reasonably be expected to have a material adverse effect on First Federal or Associated.

First Federal’s Right to Terminate the Merger Agreement Based Upon Trading Price of Associated Common Stock (page 61)

First Federal may terminate the merger agreement if the average closing price of shares of Associated common stock over the ten trading day period ending three trading days before the scheduled effective time of the merger is less than $23.91 per share and the trading price of Associated common stock has underperformed an index of selected peer group stocks by more than 15% since the date of the merger agreement, unless Associated offers to increase the exchange ratio in the merger to compensate for the lower share value and First Federal accepts Associated’s offer. If Associated does not make such an offer, termination of the merger agreement under this provision is at First Federal’s option and First Federal may still elect to complete the merger if this provision is triggered.

Other Rights to Terminate the Merger Agreement (pages 60 to 61)

In addition to First Federal’s right to terminate the merger agreement based upon the trading price of Associated common stock as described in the preceding section, the merger agreement may be terminated:

•	upon the agreement of the Boards of Directors of Associated and First Federal at any time prior to the completion of the merger;

•	by either party if we do not complete the merger by December 31, 2004 or the conditions to that party’s obligation to complete the merger are not satisfied by December 31, 2004; provided that the date will be extended to April 30, 2005 if the merger is not completed by December 31, 2004 solely due to either (a) the failure of the Securities and Exchange Commission to clear this proxy statement/prospectus for mailing a sufficient time before December 31, 2004 or (b) the failure to obtain all required governmental approvals a sufficient time before December 31, 2004;

•	by either party if the other party breaches or does not materially comply with the representations or warranties it made or obligations it has under the merger agreement, and, as a result, the conditions to completing the merger cannot be satisfied;

•	by either party if a permanent injunction preventing consummation of the merger has become final and nonappealable;

•	by Associated if the Board of Directors of First Federal withdraws or modifies its recommendation of the merger in a manner adverse to Associated, recommends a competing transaction, takes any action in violation of First Federal’s non-solicitation covenant or fails to hold the special meeting; or

•	by Associated if a competing transaction occurs or First Federal enters into any agreement to engage in a competing transaction.

Termination Fee (pages 61 to 62)

First Federal must pay Associated a termination fee of $20 million if the merger agreement is terminated under various circumstances described under “The Merger Agreement—Termination Fee” beginning on page 61.

First Federal May Not Solicit Other Offers (pages 57 to 58)

First Federal has agreed that until the effective time of the merger, unless the merger agreement is terminated, it will not initiate or engage in discussions with any third party other than Associated regarding a competing transaction such as a merger, business combination or sale of a material amount of First Federal’s assets or capital stock. However, First Federal is not prohibited from furnishing information in response to an unsolicited proposal relating to a competing transaction if required by the fiduciary duties of First Federal’s Board of Directors to its shareholders and Associated receives seven days’ prior notice.

Regulatory Approvals (pages 41 to 42)

The merger is subject to prior approval by the Federal Reserve Board and the Wisconsin Department of Financial Institutions.

Dissenters’ Rights

Shareholders of First Federal are not entitled to dissenters’ rights under Wisconsin law.

Accounting Treatment (page 50)

The merger will be accounted for by Associated under the purchase method of accounting.

Forward-Looking Statements May Prove Inaccurate

We have made forward-looking statements in this document, and in documents that we incorporate by reference, that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of Associated, First Federal or the combined company. When we use words such as “believes,” “expects,” “anticipates” or similar expressions, we are making forward-looking statements.

Shareholders should note that many factors, some of which are discussed elsewhere in this document and in the documents that we incorporate by reference, could affect the future financial results of Associated, First Federal or the combined company and could cause those results to differ materially from those expressed in our forward- looking statements contained or incorporated by reference in this document. These factors include the following:

•	operating, legal and regulatory risks;

•	economic, political and competitive forces affecting our banking, securities, asset management and credit services businesses; and

•	the risk that our analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

RISK FACTORS

Before deciding how to vote on the proposal to adopt the merger agreement, First Federal shareholders should carefully consider the following factors, in addition to the other information contained in this proxy statement/prospectus.

Risks Related to the Merger

First Federal shareholders may not receive the form of merger consideration they elect.

Each First Federal shareholder will have the opportunity to elect to receive the merger consideration in all shares of Associated common stock, all cash or any combination of cash and shares of Associated common stock, except that the right of a First Federal shareholder to elect stock or cash for his or her shares may be limited because of allocation procedures described in the merger agreement, which are intended to ensure that 90% of the outstanding shares of First Federal common stock will be converted into the right to receive shares of Associated common stock and 10% of the outstanding shares of First Federal common stock will be converted into the right to receive cash. Elections will be reallocated, if necessary, on a pro rata basis so that the exchange for shares of Associated common stock and cash equal this allocation. Therefore, a First Federal shareholder may not receive exactly the form of merger consideration that he or she elects. A detailed discussion of the consideration provisions of the merger agreement is described under “The Merger—Procedures for the Election of the Form of Merger Consideration” beginning on page 38. We recommend that First Federal shareholders carefully read it and the merger agreement attached to this proxy statement/prospectus as Exhibit A.

Because the market price of shares of Associated common stock may fluctuate, you cannot be sure of the value of the shares of Associated common stock or the amount of the cash consideration that you may receive in the merger.

The merger consideration to be received by First Federal shareholders at the time of the merger will be based on an exchange ratio of 0.9525 shares of Associated common stock for each share of First Federal common stock converted into shares of Associated common stock in the merger. The amount of cash payable for shares of First Federal common stock converted into cash consideration in the merger will be determined by multiplying the exchange ratio of 0.9525 by the closing price of shares of Associated common stock on the date of the effective time of the merger. This exchange ratio will not be adjusted in the event of any increase or decrease in the market price of shares of Associated common stock, except that First Federal may terminate the merger agreement if the average closing price of shares of Associated common stock over the ten trading day period ending three trading days prior to the scheduled effective time of the merger is less than $23.91 and the trading price of the shares of Associated common stock has underperformed an index of selected peer group stocks by more than 15% since the date of the merger agreement, unless Associated offers to increase the exchange ratio in the merger to compensate for the lower share value and First Federal accepts Associated’s offer. As a result, changes in the market price of shares of Associated common stock will affect the value of the shares of Associated common stock and the amount of the cash consideration you receive in the merger. Associated’s stock price may increase or decrease before or after the merger due to a variety of factors, including general market and economic conditions, changes in Associated’s business, operations and prospects and regulatory considerations. Many of these factors are beyond Associated’s control.

The amount of the cash payment to First Federal shareholders who elect to receive cash in the merger will be at risk for any decrease in the market price of Associated common stock on the date of the effective time of the merger .

The amount of cash payable for shares of First Federal common stock converted into cash consideration in the merger will be determined by multiplying the exchange ratio of 0.9525 by the closing price of shares of Associated common stock on the date of the effective time of the merger. As a result, any short-term decline in the price of the Associated common stock on that date will decrease the cash consideration payable in the merger to First Federal shareholders who elect to receive cash in the merger. In addition, the deadline for making an election to receive cash in the merger will occur before the amount of the cash payment is determined on the date of the effective time of the merger.

Failure to complete the merger could negatively impact First Federal’s stock price.

If the merger is not completed for any reason, the price of shares of First Federal common stock may decline to the extent that the current market price of shares of its common stock reflects a market assumption that the merger will be completed. On April 27, 2004, the last trading day before the merger was announced, First Federal common stock closed at $21.06 per share, and on         , 2004, the last practicable trading day before the printing of this document, First Federal common stock closed at $         per share.

Some of First Federal’s directors and executive officers have substantial additional interests in the merger.

In deciding how to vote on the proposal to approve the merger agreement, you should be aware that some of First Federal’s directors and executive officers have interests in the proposed merger in addition to their interests as First Federal shareholders. For example, six executive officers of First Federal will receive aggregate payments of $8,612,000 pursuant to separation, consulting or employment and noncompete agreements with Associated. These agreements may create potential conflicts of interest. In addition, all outstanding First Federal stock options, including 194,673 options held by directors and executive officers that were not previously exercisable, will become 100% vested upon completion of the merger and converted into options to purchase Associated common stock. These and other additional interests of First Federal’s directors and executive officers may cause some of these persons to view the proposed merger differently than you view it. These interests are described under the heading “The Merger—Additional Interests of First Federal Management in the Merger.”

The merger agreement limits First Federal’s ability to pursue alternatives to the merger and may prevent the First Federal shareholders from considering another offer that may be superior to the merger.

The merger agreement contains terms and conditions that make it more difficult for First Federal to be sold to a party other than Associated. These “non-solicitation” provisions impose restrictions that prevent First Federal from seeking another acquisition proposal and that limit First Federal’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of First Federal. See “The Merger Agreement—No Solicitation of Competing Transactions.”

Associated required First Federal to agree to these provisions as a condition to Associated’s willingness to enter into the merger agreement. These provisions, however, might discourage a third party that might have an interest in acquiring all or a significant part of First Federal from considering or proposing such an acquisition even if it were prepared to pay consideration with a higher per share market price than the current proposed merger consideration, and the termination fee might result in a potential competing acquirer proposing to pay a lower per share price to acquire First Federal than it might otherwise have proposed to pay.

The opinion obtained by First Federal from its financial advisor will not reflect changes in circumstances prior to the merger.

Sandler O’Neill & Partners, L.P., the financial advisor to First Federal, has delivered its opinion to the Board of Directors of First Federal that, as of the date of this proxy statement/prospectus and, subject to the assumptions made, matters considered and qualifications on the review by Sandler O’Neill, the merger consideration is fair from a financial point of view to First Federal’s shareholders. The opinion does not reflect changes that may occur or may have occurred after the date of this proxy statement/prospectus, including changes to the operations and prospects of First Federal or Associated, changes in general market and economic conditions or other factors. Any such changes, or other factors on which the opinion is based, may alter the relative value of First Federal and Associated.

Associated could experience difficulties in managing its growth and effectively integrating First Federal.

Associated may not be able to manage its growth adequately and profitably or to integrate the operations of First Federal effectively. Acquiring First Federal will involve risks commonly associated with acquisitions, including, without limitation, potential exposure to liabilities of First Federal, difficulty and expense of integrating the operations and personnel of First Federal, potential disruption to the business of First Federal, potential diversion of the time and attention of management of Associated and impairment of relationships with, and the possible loss of, key employees and customers of First Federal.

The market price of shares of Associated common stock may be affected by factors different from those affecting shares of First Federal common stock.

Upon completion of the merger, holders of shares of First Federal common stock, to the extent such holders receive shares of Associated common stock in the merger, will become holders of shares of Associated common stock. Some of Associated’s current businesses and markets differ from those of First Federal and, accordingly, the results of operations of Associated after the merger may be affected by factors different from those currently affecting the results of operations of First Federal. For information about the businesses of Associated and First Federal and certain factors to consider in connection with those businesses, see “Additional Information Concerning Associated” and “Additional Information Concerning First Federal.”

Risks Related to Associated

Future governmental regulation and legislation could limit Associated’s future growth.

Associated and its subsidiaries and affiliates are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of the operations of Associated and its subsidiaries and affiliates. These laws may change from time to time and are primarily intended for the protection of consumers, depositors and deposit insurance funds. The impact of any changes to these laws may negatively affect Associated’s ability to expand its services and to increase the value of its business. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on Associated, these changes could increase Associated’s cost of doing business or limit Associated’s future growth.

Competition in our markets could reduce our profitability.

The markets in which First Federal and Associated operate are highly competitive. Competition in such markets is likely to increase in light of the changing legislative and regulatory environment in which First Federal and Associated operate. In addition, consolidation and mergers in the banking industry are expected to continue, resulting in stronger and more effective competitors. Neither First Federal nor Associated can predict the degree to which competition in the industry will increase in the future or the effect any such increased competition will have on the combined entity.

If Associated does not adjust to rapid technological changes, its financial performance may suffer.

Evolving technology will play a major role in the processing and delivery of financial services. The effective use of new technology will enable banking and financial service businesses to improve information concerning their customers and markets. It may also enable them to reduce overhead expenses while improving the quality of service to customers. Communications technology will substantially improve the ability of financial institutions to exchange information with their customers and employees. If Associated is not able to effectively access this evolving new technology, it could experience lower earnings and a loss of competitiveness.

Changes in interest rates could reduce Associated’s income and cash flows.

Associated’s income and cash flow depend to a great extent on the difference between the interest rates earned on interest-earning assets such as loans and investment securities, and the interest rates paid on the interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors which are beyond Associated’s control, including general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, and changes in interest rates, will influence the origination of loans, the purchase of investments, the generation or maintenance of deposits and the rates received on loans and investment securities and paid on deposits or borrowings. Fluctuations in these areas may adversely affect Associated’s income and cash flows.

In order to measure earnings sensitivity to changing interest rates, Associated simulates the impact on net interest income of a parallel shift in interest rates. For June 30, 2004, the simulation projected that net interest income would increase by approximately 2.1% of net interest income if rates rose by a 100 basis point shock, and projected that net interest income would decrease by approximately 0.8% if rates fell by a 100 basis point shock. In comparison, at December 31, 2003, the 100 basis point shock up was projected to increase net interest income by approximately 1.7%, and the 100 basis point shock down was projected to decrease net interest income by approximately 1.1%.

SELECTED FINANCIAL DATA

Selected Financial Data

The following financial information is provided to aid in your analysis of the financial aspects of the merger. The information regarding Associated as of and for each of the years in the five-year period ended December 31, 2003 has been derived from audited consolidated financial statements for 1999 through 2003. The information regarding First Federal as of and for each of the years in the five-year period ended December 31, 2003 has been derived from audited consolidated financial statements for 1999 through 2003. The selected historical data as of and for the six months ended June 30, 2004 and 2003 are derived from the unaudited consolidated financial statements of Associated and First Federal. The information is only a summary and should be read in conjunction with the historical financial statements (and related notes) of Associated contained in Exhibit D to this proxy statement/prospectus and the historical financial statements (and related notes) of First Federal contained in the annual reports and other information that First Federal has filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

SELECTED FINANCIAL DATA

OF ASSOCIATED BANC-CORP

(In thousands, except per share amounts)

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(Unaudited)	(Unaudited)
Condensed Statement of Income Data:
Interest income	$355,097	$369,087	$727,364	$792,106	$880,622	$931,157	$814,520
Interest expense	94,143	114,438	216,602	290,840	458,637	547,590	418,775

Net interest income	260,954	254,649	510,762	501,266	421,985	383,567	395,745
Provision for loan losses	11,065	25,092	46,813	50,699	28,210	20,206	19,243

Net interest income after provision for loan losses	249,889	229,557	463,949	450,567	393,775	363,361	376,502
Noninterest income	108,456	132,034	246,435	215,820	192,342	183,600	164,592
Noninterest expense	183,275	198,741	388,668	370,061	335,108	317,140	303,778

Income before income taxes	175,070	162,850	321,716	296,326	251,009	229,821	237,316
Income tax expense	51,005	48,188	93,059	85,607	71,487	61,838	72,373

Net income	$124,065	$114,662	$228,657	$210,719	$179,522	$167,983	$164,943

Per Common Share Data(1):
Basic earnings per share	$1.13	$1.03	$2.07	$1.88	$1.65	$1.49	$1.43
Diluted earnings per share	$1.11	$1.02	$2.05	$1.86	$1.64	$1.49	$1.42
Cash dividends per share	$0.48	$0.43	$0.89	$0.81	$0.74	$0.67	$0.64

Selected Balance Sheet Data:
Loans	$10,556,603	$10,387,364	$10,291,810	$10,303,225	$9,019,864	$8,913,379	$8,343,100
Allowance for loan losses	177,980	172,440	177,622	162,541	128,204	120,232	113,196
Total assets	15,502,556	15,218,816	15,247,894	15,043,275	13,604,374	13,128,394	12,519,902
Deposits	9,583,592	9,453,460	9,792,843	9,124,852	8,612,611	9,291,646	8,691,829
Long-term funding	1,827,326	2,204,517	2,034,160	2,096,956	1,103,395	122,420	24,283
Stockholders’ equity	1,378,894	1,318,246	1,348,427	1,272,183	1,070,416	968,696	909,789

(1)	Per share data adjusted retroactively for stock splits and stock dividends.

SELECTED FINANCIAL DATA

OF FIRST FEDERAL CAPITAL CORP

(In thousands, except per share amounts)

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(Unaudited)	(Unaudited)
Condensed Statement of Income Data:
Interest income	$84,115	$73,770	$147,918	$161,250	$171,532	$161,436	$130,070
Interest expense	28,257	36,990	66,125	79,725	108,330	101,896	75,953

Net interest income	55,858	36,780	81,793	81,525	63,202	59,540	54,117
Provision for loan losses	2,415	518	1,456	3,468	1,764	1,009	387

Net interest income after provision for loan losses	53,443	36,262	80,337	78,057	61,438	58,531	53,730
Noninterest income	35,337	38,411	86,546	63,635	49,528	35,633	35,178
Noninterest expense(1)	59,098	47,975	111,717	87,379	67,119	58,250	54,299

Income before income taxes	29,682	26,698	55,166	54,313	43,847	35,914	34,609
Income tax expense	11,233	9,913	20,439	19,397	15,399	12,770	12,168

Net income	$18,449	$16,785	$34,727	$34,916	$28,448	$23,144	$22,441

Per Common Share Data:
Basic earnings per share	$0.82	$0.85	$1.71	$1.76	$1.52	$1.26	$1.21
Diluted earnings per share	$0.81	$0.84	$1.69	$1.73	$1.51	$1.25	$1.17
Cash dividends per share	$0.29	$0.27	$0.55	$0.51	$0.47	$0.42	$0.34

Selected Balance Sheet Data:
Loans	$2,646,171	$2,036,292	$2,532,565	$2,112,300	$1,861,278	$1,780,505	$1,546,219
Allowance for loan losses	14,212	11,058	13,882	11,658	9,962	8,028	7,624
Total assets	3,684,746	3,177,097	3,308,324	3,025,624	2,717,710	2,352,726	2,084,554
Deposits	2,690,178	2,499,811	2,552,837	2,355,148	2,029,254	1,699,252	1,471,259
FHLB advances and other borrowings	665,284	391,529	416,699	417,613	467,447	490,846	469,580
Stockholders’ equity	284,439	220,134	276,589	205,452	192,398	146,549	127,275

(1)	Includes $7.4 million in FHLB prepayment penalty in 2003.

STOCK PRICES AND DIVIDENDS

Associated Common Stock

Shares of Associated common stock trade on the Nasdaq National Market under the trading symbol “ASBC.” The following table sets forth, for the periods indicated, the high and low sales prices per share as reported on the Nasdaq National Market and the regular cash dividends declared for each share of Associated common stock as adjusted to reflect a 3-for-2 stock split, effected in the form of a stock dividend, declared by Associated and paid to its shareholders of record as of May 7, 2004.

	Associated Common Stock		Dividend
	High	Low
2002
First Quarter	$23.53	$20.25	$0.1879
Second Quarter	25.50	22.42	0.2067
Third Quarter	24.64	20.43	0.2067
Fourth Quarter	22.81	18.13	0.2067
2003
First Quarter	23.48	21.55	0.2067
Second Quarter	25.61	21.43	0.2267
Third Quarter	25.93	24.75	0.2267
Fourth Quarter	28.75	25.87	0.2267
2004
First Quarter	30.37	28.08	0.2267
Second Quarter	30.13	27.09	0.2500
Third Quarter*

*	Information for the third quarter of 2004 includes stock price information through August , 2004.

On June 30, 2004 there were approximately          holders of record of shares of Associated common stock.

First Federal Common Stock

Shares of First Federal common stock trade on the Nasdaq National Market under the trading symbol “FTFC.” The following sets forth, for the periods indicated, the high and low sales prices as reported on the Nasdaq National Market and the regular cash dividends declared for First Federal.

	First Federal Common Stock		Dividend
	High	Low
2002
First Quarter	$18.85	$14.68	$0.12
Second Quarter	22.47	18.50	0.13
Third Quarter	21.60	17.55	0.13
Fourth Quarter	19.50	16.88	0.13
2003
First Quarter	21.08	19.13	0.13
Second Quarter	20.57	18.50	0.14
Third Quarter	21.46	19.83	0.14
Fourth Quarter	24.00	20.75	0.14
2004
First Quarter	23.48	20.48	0.14
Second Quarter	28.11	20.10	0.15
Third Quarter*

*	Information for the third quarter of 2004 includes stock price information through August , 2004.

Pursuant to the merger agreement, First Federal may not pay dividends on shares of its common stock prior to the effective time of the merger, except that First Federal may declare and pay a regular quarterly cash dividend per share not exceeding $0.15. See “The Merger—Pre-Merger Dividend Policy.”

On                     , the record date for the special meeting of shareholders, there were | | holders of record of shares of First Federal common stock.

Comparative Market Value Data

The information presented in the following table reflects the last reported sales prices for Associated and First Federal on April 27, 2004, the last trading day preceding the public announcement of the merger and on                     , 2004, the last practicable trading day for which information was available prior to the date of this document. No assurance can be given as to what the market price of shares of Associated common stock will be if and when the merger is completed. We have calculated the equivalent per share basis by multiplying the last reported sale price of shares of Associated common stock on the dates indicated by the exchange ratio of 0.9525. The information as of April 27, 2004 for shares of Associated common stock has been adjusted to reflect a 3-for-2 stock split, effected in the form of a stock dividend, declared by Associated and paid to its shareholders of record as of May 7, 2004.

	Associated		First Federal		First Federal Equivalent Per Share Basis
April 27, 2004		$28.13		$21.06		$26.79
, 2004	$		$		$

COMPARATIVE UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth for Associated common stock and First Federal common stock unaudited historical, pro forma and pro forma equivalent per share financial information as of and for the six months ended June 30, 2004, and as of and for the year ended December 31, 2003. The following data assumes that each outstanding share of First Federal common stock and option to purchase a share of First Federal common stock will be converted into 0.9525 shares of Associated common stock, less the shares converted to cash representing 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger.

The information presented should be read in conjunction with the audited consolidated financial statements of Associated, including the notes thereto, for the year ended December 31, 2003, and the unaudited consolidated financial statements, including the notes thereto, for the six months ended June 30, 2004, included in Exhibit D to this proxy statement/prospectus, and the audited consolidated financial statements of First Federal, including the notes thereto, for the year ended December 31, 2003 and the unaudited consolidated financial statements of First Federal, including the notes thereto, for the six months ended June 30, 2004, incorporated by reference. See “Incorporation by Reference.”

	As of and for the Six Months Ended June 30, 2004	As of and for the Year Ended December 31, 2003
ASSOCIATED
Basic Net Income Per Common Share:
Historical	$1.13	$2.07
Pro forma(1)(3)(5)(6)	1.11	2.03
Diluted Net Income Per Common Share:
Historical	$1.11	$2.05
Pro forma(2)(3)(5)(6)	1.09	2.01
Dividends Per Common Share:
Historical	$0.48	$0.89
Pro forma	0.48	0.89
Book Value Per Common Share:
Historical	$12.53	$12.26
Pro forma(1)(3)(5)(6)	14.84	14.62

FIRST FEDERAL
Basic Net Income Per Common Share:
Historical	$0.82	$1.71
Pro forma equivalent(4)	1.06	1.93
Diluted Net Income Per Common Share:
Historical	$0.81	$1.69
Pro forma equivalent(4)	1.04	1.91
Dividends Per Common Share:
Historical	$0.29	$0.55
Pro forma equivalent(4)	0.46	0.85
Book Value Per Common Share:
Historical	$12.63	$12.35
Pro forma equivalent(4)	14.14	13.93

(1)	Associated pro forma per share amounts give effect to the merger through the issuance of 19.3 million shares based upon an exchange ratio of 0.9525 shares of Associated common stock for each outstanding share of First Federal common stock, net of the outstanding shares converted to cash constituting 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger.

(2)	Associated pro forma diluted per share amounts give effect to the merger through the issuance of 19.3 million shares based upon an exchange ratio of 0.9525 shares of Associated common stock for each outstanding share of First Federal common stock, net of the outstanding shares converted to cash constituting 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger, and assume that all eligible First Federal options elect to convert to Associated options.
(3)	The pro forma net income and stockholders’ equity is composed of the historical net income of both entities, assuming adjustments for the estimated interest expense, net of tax, of funding the estimated cash portion of the acquisition and estimated amortization of purchase accounting adjustments, net of tax.
(4)	The First Federal pro forma equivalent per share amounts are calculated by multiplying the Associated pro forma per share amounts by the exchange ratio of 0.9525 shares.
(5)	The pro forma calculations do not include assumptions for estimated cost savings or revenue enhancements.
(6)	As of the date of this proxy statement/prospectus, the estimated excess of the purchase price over the net assets acquired has been allocated to tangible assets, intangible assets, and goodwill. The actual allocations of the excess purchase price over the net assets acquired could be significantly different at the date of consummation depending upon changes in interest rates, the closing price of Associated common stock, market conditions, regulatory requirements, and other events or circumstances.

THE SPECIAL MEETING OF FIRST FEDERAL’S SHAREHOLDERS

General

This document is being furnished to you in connection with the solicitation by First Federal’s Board of Directors of proxies to be voted at the special meeting to be held on                     , 2004, and at any adjournment of the special meeting. At the First Federal special meeting, you will be asked to vote on a proposal to approve the merger agreement. Each copy of this document, which is being mailed to holders of shares of First Federal common stock on or about                     , 2004, is accompanied by a proxy card for use at the special meeting.

Date, Place and Time

The First Federal special meeting will be held at the Radisson Hotel La Crosse, 200 Harborview Plaza, La Crosse, Wisconsin 54601, on                     , 2004 at              .m., local time.

Record Date

The close of business on                     , 2004 has been fixed by First Federal’s Board of Directors as the record date for the determination of shareholders entitled to notice of, and to vote at, the First Federal special meeting. Except as discussed below, each outstanding share of First Federal common stock you own on the record date entitles you to one vote on all matters to be acted upon at the First Federal special meeting.

Required Vote; Quorum; Principal Shareholders

Wisconsin law requires that the merger agreement be approved by the affirmative vote of the holders of a majority of the outstanding shares of First Federal common stock. The presence, in person or by proxy, of a majority of the total number of shares of First Federal common stock issued, outstanding and entitled to vote on the record date is necessary to constitute a quorum at the special meeting.

As of the record date,                      shares of First Federal common stock were issued, outstanding and entitled to vote, of which approximately              shares, or approximately         % were beneficially owned by directors and executive officers of First Federal, its subsidiaries and their respective affiliates. There were no record holders of more than 10% of the outstanding shares of First Federal common stock on the record date. Pursuant to the terms of the merger agreement, 13 directors and/or executive officers of First Federal have entered into voting agreements with Associated, pursuant to which each of them has agreed, among other things, to vote all of his or her shares of First Federal common stock in favor of the approval of the merger agreement and against actions that would interfere with or impede the consummation of the merger. See “—Voting Agreements.”

Under First Federal’s ESOP and 401(k) Plan, each participant is entitled to direct the trustee with respect to voting of the shares of First Federal common stock allocated to such participant’s account in the ESOP and 401(k) Plan. US Bank Institutional Trust and Custody serves as the corporate trustee for the ESOP and 401(k) Plan. Subject to its duties under ERISA, the ESOP and 401(k) Plan trustee will vote all allocated shares held in the ESOP and 401(k) Plan in accordance with the instructions received. As of the record date, 1,039,444 shares of First Federal common stock in the ESOP had been allocated to participating employees (including 81,538 shares held in the accounts of executive officers); and 246,232 shares of First Federal common stock were held by the 401(k) Plan (including 15,432 shares held in the accounts of executive officers).

Information with respect to the beneficial ownership of shares of First Federal common stock by persons or entities owning more than 5% of such shares of common stock and more detailed information with respect to beneficial ownership of shares of First Federal common stock by First Federal executive officers and directors is included in the proxy statement for First Federal’s 2004 Annual Meeting of Shareholders, and such information is incorporated herein by reference to First Federal’s Annual Report on Form 10-K for the year ended December 31, 2003.

Voting and Revocability of Proxies

You may vote in person at the First Federal special meeting or by proxy. To ensure your representation at the special meeting, we recommend you vote by proxy even if you plan to attend the special meeting. You always can change your vote by submitting a new proxy card with a later date or by voting in person at the First Federal special meeting.

Voting instructions are included on your proxy card. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the merger. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted FOR approval of the merger agreement. Failure to return a properly executed proxy card, to vote in person, abstaining from voting will have the same effect as a vote AGAINST approval of the merger agreement.

If any matters not described in this document are properly presented at the special meeting, the persons named in the proxy card will use their own best judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the special meeting other than a motion to adjourn or postpone the special meeting to solicit additional proxies in the event there are insufficient votes to approve the merger agreement, which is the subject of a separate proposal at the special meeting. See “—Proposal to Approve Adjustment of Special Meeting.” If the First Federal special meeting is postponed or adjourned, shares of First Federal common stock may be voted by the persons named in the proxy card and on the new First Federal special meeting date as well, unless you have revoked your proxy. First Federal does not know of any other matters to be presented at the First Federal special meeting.

If shares of First Federal common stock are held in street name, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet.

You may revoke your proxy before it is voted by:

•	filing with the Secretary of First Federal a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the special meeting.

Attendance at the First Federal special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: First Federal Capital Corp, 605 State Street, La Crosse, Wisconsin 54601, Attention: Corporate Secretary.

No Dissenters’ Rights of Appraisal

Under the provisions of Wisconsin law, if you dissent to the merger you will not have a statutory right to have the value of your shares appraised.

Solicitation of Proxies

First Federal will pay the costs associated with the solicitation of proxies at the First Federal special meeting. In addition to solicitation by mail, directors, officers, and employees of First Federal, who will not be specifically compensated for such services, may solicit proxies from the shareholders of First Federal, personally or by telephone, telegram or other forms of communication. First Federal intends to retain Regan & Associates to assist with the solicitation of proxies for a fee of $7,000, plus reimbursement for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy material to beneficial owners. Please complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-prepaid envelope. Do not return your stock certificates with your proxy card.

Proposal to Approve Adjournment of Special Meeting

First Federal is submitting a proposal for consideration at the special meeting to authorize the named proxies to approve one or more adjournments of the special meeting if there are not sufficient votes to adopt and approve the merger agreement at the time of the special meeting. Even though a quorum may be present at the special meeting, it is possible that First Federal may not have received sufficient votes to adopt and approve the merger agreement by the time of the special meeting. In that event, First Federal would need to adjourn the special meeting in order to solicit additional proxies. The adjournment proposal relates only to an adjournment of the special meeting for purposes of soliciting additional proxies to obtain the requisite stockholder approval to adopt and approve the merger agreement. Any other adjournment of the special meeting (e.g., an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy.

To allow the proxies that have been received by First Federal at the time of the special meeting to be voted for an adjournment, if necessary, First Federal is submitting a proposal to approve one or more adjournments, and only under those circumstances, to you for consideration. The First Federal Board of Directors recommends that you vote “For” the adjournment proposal so that proxies may be used for that purpose, should it become necessary. Properly executed proxies will be voted “For” the adjournment proposal, unless otherwise noted on the proxies. If the special meeting is adjourned, First Federal not required to give notice of the time and place of the adjourned meeting unless the Board of Directors fixes a new record date for the special meeting.

The adjournment proposal relates only to an adjournment of the special meeting occurring for purposes of soliciting additional proxies for the approval of the merger agreement proposal in the event that there are insufficient votes to approve that proposal. The First Federal Board of Directors retains full authority to the extent set forth in its by-laws and Wisconsin law to adjourn the special meeting for any other purpose, or to postpone the special meeting before it is convened, without the consent of any of its shareholders.

Voting Agreements

To induce Associated to enter into the merger agreement and to assist in obtaining the approval of First Federal’s shareholders required in connection with the merger, on April 27, 2004, Associated entered into voting agreements with 13 First Federal shareholders, each of whom is a director and/or executive officer of First Federal. A form of the voting agreement is attached to this proxy statement/prospectus as Exhibit B, including a listing of all such shareholders and the number of shares of First Federal common stock they owned on April 27, 2004.

We encourage you to read the form of the voting agreement and to review the schedule of First Federal shareholders who executed voting agreements with Associated. The summary of the voting agreements below is not complete and is qualified in its entirety by reference to the form of the voting agreement attached as Exhibit B to, and incorporated by reference in, this proxy statement/prospectus.

Under the voting agreements, these shareholders have agreed to vote all of their First Federal common stock:

•	in favor of the merger and the merger agreement, and

•	against any proposal for any competing transaction such as a merger, business combination or sale of a material amount of First Federal’s assets or capital stock, and against any proposal which could result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of First Federal under the merger agreement.

The voting agreements and obligations of each of these shareholders under the voting agreements terminate contemporaneously with the completion of the merger or the termination of the merger agreement in accordance with its terms.

As of April 27, 2004, these 13 First Federal shareholders owned, in the aggregate,              shares of First Federal common stock, excluding options, which represented approximately         % of the issued and outstanding shares of First Federal common stock as of April 27, 2004. These shareholders, collectively, owned         % of the issued and outstanding shares of First Federal common stock as of the                     , 2004 record date.

THE MERGER

This section of the proxy statement/prospectus describes material aspects of the proposed merger. To the extent that it relates to the merger agreement, the following description is qualified in its entirety by reference to the merger agreement which is attached to this proxy statement/prospectus as Exhibit A and is incorporated in this proxy statement/prospectus by reference. All shareholders are urged to read the merger agreement and the other exhibits to this proxy statement/prospectus in their entirety.

Background of the Merger

While the First Federal Board of Directors had reviewed and considered First Federal’s strategic options on a regular basis, there was no current plan to market or sell First Federal at the time First Federal was approached by Associated in January 2004. In 1999, the First Federal Board of Directors had entered into an engagement letter with McDonald Investments, Inc. to explore potential acquisitions, potential acquirors, and other possible methods or strategies for enhancing shareholder value in 1999. At that time, McDonald contacted a group of approximately six prospective acquirors McDonald and First Federal’s management had identified as the most likely to be able to pay the best price and/or provide the best strategic fit as an acquiror of First Federal. None of the institutions contacted indicated sufficient interest at a price attractive enough for First Federal to believe that further discussions were warranted at that time.

Subsequent to that effort, First Federal decided to pursue a policy of aggressive independence—which it did through the opening of branch offices, the acquisition of two commercial banks (American Community Bank in Wausau, Wisconsin, and Liberty State Bank in St. Paul, Minnesota) and the purchase of a number of Minnesota branch offices. First Federal’s Board of Directors and management continued, however, to review and evaluate First Federal’s strategic options on a regular basis, primarily due to concerns about First Federal’s ability to continue to expand operations, improve on margins, and enhance shareholder value at the rates achieved in prior years.

As part of First Federal’s ongoing review of possible strategies, Jack C. Rusch, First Federal’s President and Chief Executive Officer, met with a representative of Sandler O’Neill & Partners, L.P., on December 9, 2003, at which time Sandler O’Neill provided an analysis of the current merger market and an overview of potential target institutions and merger partners. Sandler O’Neill’s analysis was general in nature and referenced a number of potential buyers in addition to Associated. The presentation also projected First Federal’s ability to continue to deliver shareholder value on an independent basis under various assumptions. No action was taken as a result of the Sandler O’Neill presentation, other than to advise Sandler O’Neill that management would consider having them make a similar presentation to the Board of Directors.

Shortly thereafter, on January 15, 2004, Mr. Rusch presided at the opening of a new First Federal office in Green Bay, Wisconsin (where the home office of Associated is located). Robert C. Gallagher, Associated’s Chairman, was aware of the scheduled branch opening and called Mr. Rusch several days prior to ask if he could have dinner with Mr. Rusch that evening. After the branch opening, Mr. Rusch met with Mr. Gallagher and Paul S. Beideman, Associated’s President and Chief Executive Officer, and the three discussed banking generally as well as their respective companies. At this meeting it was first suggested by Mr. Beideman that Associated might have an interest in pursuing a possible acquisition of First Federal. Mr. Rusch indicated that First Federal was “not for sale,” but that he would speak with the First Federal Board of Directors at their next meeting later in January to determine whether there was sufficient interest to make further discussion worthwhile.

At the conclusion of the next regular meeting of First Federal’s Board of Directors, held on January 27, 2004, Mr. Rusch reported to the Board of Directors in executive session regarding his discussion with Associated. The Board of Directors concluded that even though they had not been pursuing a sale, they should have initial discussions to determine whether an Associated proposal might be in the best interests of First

Federal shareholders. The Board of Directors felt that prior to actually beginning discussions, they should engage an investment banker to provide a more detailed analysis of Associated as a potential acquiror. On January 28, Mr. Rusch advised Sandler O’Neill that First Federal might be interested in retaining them to serve as First Federal’s investment banker for purposes of analysis and a possible transaction with Associated. Sandler O’Neill agreed to prepare an analysis focusing more specifically on Associated as a potential merger partner and to present that material to the Board of Directors at their February 24 meeting.

During the period from February 16 through February 23, Mr. Rusch had a number of telephone discussions with Sandler O’Neill representatives and with Mr. Beideman of Associated covering various concerns and issues that would need to be addressed if First Federal should decide to go forward with discussions. Those calls dealt primarily with each organization’s respective philosophies, markets, and personnel issues, rather than with any specific pricing or transaction terms.

At the February 24 meeting of First Federal’s Board of Directors, Sandler O’Neill presented its analysis of Associated as a potential merger partner, as well as a comparison of how an Associated merger might compare with potential mergers with several other possible partners. Following that presentation and discussion, the Board of Directors authorized Mr. Rusch to engage in preliminary discussions with Associated. On or about February 25, Mr. Rusch advised Mr. Beideman that the First Federal Board of Directors had authorized further discussions, but that whether there was serious interest on First Federal’s part would depend on whether Associated would be able to make an offer they viewed as truly attractive from the standpoint of First Federal’s shareholders. Mr. Beideman indicated that Associated would need more information on First Federal before it could make a definitive pricing proposal, but that he expected Associated could do what was necessary to make the transaction attractive to First Federal shareholders. Mr. Rusch and Mr. Beideman agreed to meet March 2 in La Crosse, Wisconsin to determine how discussions might proceed. On February 26, Mr. Rusch contacted First Federal’s legal counsel to advise them they were about to commence discussions with Associated and to discuss possible approaches to the discussions.

When Mr. Rusch and Mr. Beideman met on March 2 they discussed a variety of issues and Mr. Rusch provided certain non-confidential materials for Associated’s review. Mr. Beideman told Mr. Rusch that he hoped to be able to get back quickly with a proposal in the form of a statement of possible transaction terms. On March 9, First Federal provided a confidentiality agreement to Associated, requiring that Associated agree not to disclose any confidential information that might be provided to it by First Federal. The confidentiality agreement was executed by Associated that same day and First Federal began the process of providing copies of those materials that could be delivered to Associated for review.

On March 22, Mr. Beideman transmitted to Mr. Rusch a letter conveying Associated’s expression of interest in a merger transaction. The expression of interest was a nonbinding proposal of possible terms, including a share exchange ratio of 0.635 shares of Associated common stock for each share of First Federal common stock, an increase from the 0.625 ratio proposed verbally. The proposal clearly stated that it was subject to both due diligence and agreement on other specific transaction terms. The First Federal Board of Directors met in special session on March 23, along with representatives of Sandler O’Neill. Sandler O’Neill made a presentation of financial information related specifically to Associated and the proposed share exchange ratio. Based on that presentation, and on further discussion of the proposed terms, the First Federal Board of Directors concluded that the merger could be attractive from a First Federal shareholder perspective, and authorized Mr. Rusch to take the discussions with Associated to the next level, including discussion of specific merger terms, personnel issues, the actual form of a merger agreement, and formal retention of Sandler O’Neill as First Federal’s investment banker.

Mr. Rusch advised Mr. Beideman of the action of First Federal’s Board of Directors on March 24, and Mr. Beideman and Mr. Rusch agreed Mr. Beideman should meet with the First Federal Board of Directors to speak with them about Associated’s prospects and future plans. That meeting was set for March 30, was held offsite, and was attended by the First Federal Board of Directors, several of the members of First Federal upper management, a Sandler O’Neill representative, and Mr. Beideman. On March 31, Mr. Rusch and Mr. Beideman spoke regarding the favorable reaction of the First Federal Board of Directors to the meeting and Mr. Beideman stated that he would have Associated’s legal counsel begin preparation of a draft merger agreement.

On April 6, a copy of a draft merger agreement was provided by Associated to all of the parties. That draft became the basis for ongoing negotiations of the terms of the merger. The parties continued these negotiations on an almost daily basis, with frequent exchanges of revised versions of the draft document, from April 6 until late into the evening on April 27. During the course of those negotiations, Mr. Rusch was in almost daily contact with Sandler O’Neill, legal counsel, various members of the First Federal Board of Directors and representatives of Associated.

The parties also continued with and intensified their respective due diligence investigations during this negotiation period. Mr. Beideman had requested that First Federal provide further due diligence materials, much of which was provided offsite between April 2 and April 13. On or about April 14 and 15, the parties scheduled further due diligence with respect to certain additional materials that could be moved outside of First Federal’s offices, but were too voluminous to duplicate and ship to Green Bay. On April 16, certain of Associated’s management and representatives conducted further due diligence at First Federal’s main office in La Crosse, Wisconsin.

The First Federal Board of Directors met again on April 20, in advance of the April 21 annual shareholder’s meeting. At that time Sandler O’Neill advised the Board that Associated was seeking to include a 10% cash element in the merger consideration and to have that amount determined based on the Associated stock price upon announcement of a transaction. Sandler O’Neill also provided an update with respect to its view as to the financial terms of the transaction, current market conditions, and recent mergers and acquisitions activity. Following the April 21 annual shareholder meeting, legal counsel met informally with a number of members of First Federal’s Board of Directors and management to review the most recent draft of the merger agreement. Legal counsel highlighted areas where progress had been made, as well as those areas where significant issues remained unresolved. First Federal’s Board of Directors directed legal counsel and First Federal management to continue negotiations, but not to compromise with respect to certain of the open issues.

In connection with its own due diligence review of Associated, First Federal had previously requested a variety of materials, a substantial portion of which were delivered to First Federal, its legal counsel and Sandler O’Neill on April 17. Additional materials not provided previously were made available for review at Associated’s principal office in Green Bay. That review took place on April 23 and was conducted by certain First Federal officers, legal counsel and by representatives of Sandler O’Neill. Further negotiation of certain aspects of the merger agreement also continued in Associated’s offices on April 23.

The First Federal Board of Directors met on April 24 by conference call, with legal counsel and representatives of Sandler O’Neill. The Board of Directors discussed those provisions of the merger agreement where the parties still had meaningful differences, issues that had been resolved the prior day, including Associated’s agreement to determine the 10% cash portion of the merger consideration based on Associated’s stock price at closing of the merger. and the results of the due diligence examination, and Sandler O’Neill’s presentation with respect to the financial terms of the transaction. The Board of Directors once again directed its legal counsel, Sandler O’Neill and First Federal management to maintain firm positions on certain of the remaining points.

The parties continued to negotiate on April 25 and 26, with the meeting of the First Federal Board of Directors on April 27, 2004. Legal counsel and representatives of Sandler O’Neill also attended the April 27 meeting. Sandler O’Neill presented their verbal opinion to First Federal’s Board of Directors, as to the fairness of the merger consideration to First Federal shareholders from a financial point of view. Legal counsel and First Federal management discussed several open issues on the merger agreement. The First Federal Board of Directors then approved the merger agreement, subject to the ability of management and legal counsel to successfully negotiate the remaining open points within certain parameters set by the Board of Directors. The Board of Directors meeting concluded shortly after 3:00 p.m., Central Time, and negotiations with Associated and its legal counsel resumed. In view of concerns as to whether final agreement could be reached that evening, First Federal management cancelled a previously scheduled employee meeting – but still met with a small group of management employees, advising them as to the existence and nature of discussions with Associated so they would be ready to speak with other employees the next morning if the merger agreement were to be signed that evening.

The parties finally reached agreement on the remaining issues late in the evening on April 27, with signature pages being exchanged at that time. Associated then publicly announced signing of the merger agreement the morning of April 28, prior to the opening of the stock markets. The exchange ratio was subsequently increased to 0.9525 shares of Associated common stock for each share of First Federal common stock to reflect a 3-for-2 stock split, effected in the form of a stock dividend, declared by Associated and paid to its shareholders of record as of May 7, 2004.

First Federal’s Reasons for the Merger and Board Recommendation

In its deliberations and in making its determination, with the assistance of its financial and legal advisors, First Federal’s Board of Directors considered many factors including, without limitation, the following:

•	the business, operations, competitive position, financial condition, operating results, management, objectives and prospects of First Federal;

•	information concerning the business, financial condition, results of operations and competitive position of Associated including the recent performance of shares of Associated common stock;

•	current conditions, developments and trends in the banking industry, economy and capital markets in general and more specifically in Wisconsin and the Midwest;

•	the analysis of the Board of Directors of the potential impact on First Federal and Associated of the efficiencies and expanded market penetrations that would occur from the merger;

•	the difficulties faced by First Federal in its markets and the likelihood of being able to continue to achieve prior levels of growth and return to shareholders given its size and capital restraints;

•	the belief that following the merger Associated would be well-positioned to grow through possible future acquisitions or expansion, while at the same time not being so large as to reduce Associated’s own attractiveness as an acquisition candidate;

•	the opinion of Sandler O’Neill that the exchange ratio was fair, from a financial point of view, to First Federal shareholders as of the date of issuance of that opinion and subject to the assumptions made, matters considered and qualifications and limitations on the review by Sandler O’Neill;

•	the fact that shares of Associated common stock have greater liquidity than the shares of First Federal common stock and that the combined company would have greater liquidity than either individually;

•	the view, after consultation with Sandler O’Neill (and in light of the process undertaken by First Federal in 1999 in conjunction with McDonald Investments, Inc. to solicit interest from third parties for a strategic transaction), that it was unlikely that any other third party would be willing to pay more and offer a better strategic fit and greater value to First Federal and its shareholders;

•	the likelihood of the merger receiving treatment as a tax-free reorganization for U.S. federal income tax purposes for those shares of First Federal common stock exchanged for shares of Associated common stock and the conclusion of First Federal’s Board of Directors that this treatment would be beneficial for a large number of its shareholders;

•	the terms and conditions of the merger agreement, including the fixed exchange ratio, the agreement not to solicit third-party offers, the termination fee applicable in some circumstances, and First Federal’s Board of Directors’ determination that these terms and conditions were appropriate in a strategic transaction of this type;

•	the ability of First Federal and Associated to obtain the regulatory approvals necessary to complete the transaction;

•	the belief of First Federal’s Board of Directors that the fixed exchange ratio would allow First Federal shareholders to enjoy any increase in the value of shares of Associated’s common stock that might occur before the merger;

•	the fact that the merger agreement allows First Federal to terminate its obligations to complete the merger if Associated’s stock price declines both by a specified percentage and in relation to the decline in average price of a selected peer group of financial institutions prior to closing; and

•	the impact on First Federal’s depositors, customers, employees and the communities in which it maintains operations in terms of the range of products and services available from the combined institution and as a result of the expanded franchise area.

First Federal’s Board of Directors also considered certain potential adverse consequences of the merger, including the following:

•	the challenges of integrating the two companies;

•	the fact that the merger agreement does not provide for any adjustment to the exchange ratio;

•	the likelihood that the agreements not to solicit third-party offers and to pay a termination fee to Associated in some circumstances could inhibit or preclude competing purchase offers;

•	the risk of not achieving the expected cost savings and other benefits following the combination;

•	the risk that Associated could become subject to unanticipated costs or expenses related to federal and state taxes, litigation, or other matters;

•	the risk of diverting management’s attention and resources from other strategic opportunities and operational matters to focus on combining the companies; and

•	the risks associated with possible delays in obtaining necessary approvals and the terms of such approvals.

First Federal’s Board of Directors concluded that the anticipated benefits of the merger were likely to substantially outweigh the preceding risks.

In reaching its determination to accept the merger agreement proposed by Associated, First Federal’s Board of Directors did not assign any relative or specific weights to the factors considered, and individual directors may have given different weights to different factors. Although there can be no assurance, First Federal’s Board of Directors also believes that the merger will provide First Federal’s shareholders with increased value and liquidity for their stock and will provide its communities and customers with expanded services and products.

First Federal’s Board of Directors believes that the merger is fair to, and in the best interests of, First Federal and its shareholders. First Federal’s Board of Directors unanimously approved the merger agreement as being advisable and recommends that shareholders vote “FOR” approval of the merger and the merger agreement.

Certain members of First Federal’s Board of Directors have interests in the merger in addition to their interests as shareholders generally, including entitlement to certain cash payments that will be made as a result of the merger under various benefit plans and agreements currently in place and to be made under agreements entered into between the individuals and Associated in connection with the merger. You may wish to consider these interests in evaluating First Federal’s Board of Directors’ recommendation that you vote in favor of the merger. See “The Merger—Additional Interests of First Federal Management in the Merger.”

Associated’s Reasons for the Merger

Associated’s Board of Directors believes that the merger will join two institutions which have had distinguished track records in serving their respective markets and creating value for their shareholders. Associated’s Board of Directors believes that the merger will serve the best interests of its shareholders and that following the merger Associated will have an enhanced ability to provide a wide range of high quality financial services to its customers and the businesses in the communities which Associated and First Federal serve. In reaching its conclusion to approve the merger agreement and the transactions contemplated by the merger agreement, Associated’s Board of Directors consulted with Associated’s management, as well as its legal counsel and its financial advisors, and considered a number of factors, including the following:

•	the structure of the merger and the terms and conditions of the merger agreement, including the fact that the fixed exchange ratio provides certainty as to the number of shares of Associated common stock to be issued in the merger;

•	the complementary nature of Associated’s and First Federal’s respective businesses, including the markets served and the products provided by each, management, strategic objectives and competitive positions; and

•	the expectation that the merger will result in operational and managerial efficiencies for the combined operations.

This discussion of information and factors considered and given weight by Associated’s Board of Directors is not intended to be exhaustive, but includes all material factors considered by Associated’s Board of Directors. In reaching its decision with respect to the merger, Associated’s Board of Directors did not quantify or otherwise attempt to assign relative weights to these factors in reaching its determinations. In addition, individual members of Associated’s Board of Directors may have given different weights to different factors.

Opinion of Financial Advisor to First Federal

By letter dated March 16, 2004, First Federal retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with another financial institution. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to First Federal in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the April 27, 2004 meeting at which First Federal’s Board of Directors considered and approved the merger agreement, Sandler O’Neill delivered to the Board of Directors its oral opinion, subsequently confirmed in writing that, as of such date, the merger consideration was fair to First Federal’s shareholders from a financial point of view. Sandler O’Neill’s analyses do no not give effect to the 3-for-2 stock split, effected in the form of a stock dividend, announced by Associated on April 28, 2004, the day after the merger agreement was executed. Sandler O’Neill has confirmed its April 27th opinion by delivering to the Board of Directors a written opinion dated the date of this proxy statement/prospectus. In rendering its updated opinion, Sandler O’Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which their analyses were based, performing procedures to update certain of their analyses and reviewing the other factors considered in rendering its opinion. The full text of Sandler O’Neill’s updated opinion is attached as Exhibit C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge First Federal shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the First Federal Board of Directors and is directed only to the fairness of the merger consideration to First Federal shareholders from a financial point of view. It does not address the underlying business decision of First Federal to engage in the merger or any other aspect of the merger and is not a recommendation to any First Federal shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its April 27, 2004 opinion, Sandler O’Neill reviewed and considered, among other things:

(1) the merger agreement;

(2) certain publicly available financial statements and other historical financial information of First Federal that Sandler O’Neill deemed relevant;

(3) certain publicly available financial statements and other historical financial information of Associated that Sandler O’Neill deemed relevant;

(4) internal financial projections for First Federal for the years ending December 31, 2004 and December 31, 2005 prepared by and reviewed with management of First Federal;

(5) an internal projection for earnings per share for Associated for the year ending December 31, 2004 and an estimate for earnings per share growth for the year ending December 31, 2005, in each case furnished by and reviewed with management of Associated and earnings per share estimates for Associated for the years ending December 31, 2004 and 2005 published by I/B/E/S;

(6) the pro forma financial impact of the merger on First Federal, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and operational efficiencies determined by the senior managements of First Federal and Associated;

(7) the relative contributions of assets, liabilities, equity and earnings of First Federal and Associated to the resulting institution and the relative pro forma ownership of the shareholders of First Federal and Associated in the combined company;

(8) the publicly reported historical price and trading activity for shares of First Federal common stock and Associated common stock, including a comparison of certain financial and stock market information for First Federal and Associated with similar publicly available information for certain other companies the securities of which are publicly traded;

(9) the financial terms of certain recent business combinations in the commercial bank and savings institutions industries, to the extent publicly available;

(10) the current market environment generally and the banking environment in particular; and

(11) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of First Federal the business, financial condition, results of operations and prospects of First Federal, management’s views of the strategic rationale for the merger and the strategic alternatives available to First Federal. Sandler O’Neill held similar discussions with certain members of senior management of Associated regarding the business, financial condition, results of operations and prospects of Associated. In connection with its engagement, Sandler O’Neill was not asked to, and did not solicit indications of interest in a potential transaction from third parties. The First Federal Board of Directors did not otherwise limit the investigations made or the procedures followed by Sandler O’Neill in giving its opinion.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of First Federal and Associated that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and it did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O’Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of First Federal or Associated or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of First Federal or Associated, nor did it review any individual credit files relating to First Federal or Associated. With First Federal’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both First Federal and Associated were adequate to cover such losses and will be adequate on a combined basis for the combined entity.

Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O’Neill also assumed, with First Federal’s consent, that there has been no material change in First Federal’s and Associated’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that First Federal and Associated will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with First Federal’s consent, Sandler O’Neill relied upon the advice First Federal received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

In rendering its April 27, 2004 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to First Federal or Associated and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of First Federal or Associated and the companies to which they are being compared.

The earnings projections used and relied upon by Sandler O’Neill in its analyses were based upon internal financial projections furnished by First Federal’s management and Associated’s management. These financial projections and estimates and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger were reviewed with the senior managements of Associated and First Federal, and Sandler O’Neill assumed for purposes of its analyses that they reflected the best currently available estimates and judgments of such managements of the future financial performance of First Federal and Associated, respectively, and that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections for First Federal and Associated were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of First Federal, Associated and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the First Federal Board of Directors at the April 27th meeting of the Board of Directors. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of shares of First Federal common stock or Associated common stock or the prices at which shares of First Federal common stock or Associated common stock may be sold at any time.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the closing price of shares of Associated’s common stock on April 23, 2004 (which price does not reflect Associated’s 3-for-2 stock split, effected in the form of a stock dividend, announced on April 28, 2004) of $41.62, the exchange ratio of 0.635 applied to purchase 90% of the shares of First Federal common stock with the remaining 10% being purchased for a per-share cash value equal to that of the shares being exchanged for stock, Sandler O’Neill calculated an implied transaction value of $26.43 per share.

Based upon per-share financial information for First Federal for the twelve months ended March 31, 2004, Sandler O’Neill calculated the ratios and multiples for the merger set forth in the table below. The table also shows the ranges for the same ratios and multiples for nationwide and Midwest thrift merger transactions with deal values greater than $100 million announced between January 1, 2004 and April 23, 2004. As illustrated in the table, the ratios and multiples for the merger fall within or exceed each of those ranges. The imputed range of prices calculated by Sandler O’Neill based upon the median multiples for those transactions were: $13.21 to $24.78 for the Midwest transactions and $22.06 to $33.76 for the nationwide transactions. The implied transaction value of the merger of $26.43 falls within or exceeds each of those ranges.

Comparable Thrift Merger Transactions	Range of Multiples for Midwest Transactions(1)				Range of Multiples for Nationwide Transactions(2)				Multiples for the FirstFed/ Associated merger
Transaction price/LTM EPS	11.2	x	15.8	x	10.6	x	33.0	x	16.0	x
Transaction price/Estimated 2004 EPS	10.7	x	14.8	x	10.7	x	28.3	x	14.6	x(3)
Transaction price/Book value	139%		171%		112%		332%		209%
Transaction price/Tangible book value	148%		171%		149%		396%		307%
Tangible book premium/Deposits	6.6%		22.1%		6.0%		39.5%		14.9%
Tangible book premium/Core deposits	7.9%		28.8%		7.9%		42.8%		17.4	%(4)
Market Premium	7.1%		14.4%		-7.8%		63.5%		29.5%

(1)	Includes 4 merger transactions announced in the Midwest from January 1, 2001 through April 23, 2004 involving thrift institutions as acquired institutions with transaction values greater than $100 million.
(2)	Includes 29 merger transactions announced nationwide from January 1, 2003 through April 23, 2004 involving thrift institutions as acquired institutions with transaction values greater than $100 million.
(3)	Based on I/B/E/S median estimate for the year ended December 31, 2004.
(4)	Assumes First Federal’s core deposits total $2.36 billion.

The following table shows the valuation ranges calculated by Sandler O’Neill based upon a discounted cash flow analysis more fully described below. As illustrated in the table, the implied transaction value of the merger of $26.43 falls within each of those ranges.

Discounted Cash Flow Valuation (1)	Range
EPS Multiple (2)	$22.70 to $33.63
Tangible Book Multiple (3)	$18.87 to $32.51

(1)	Analysis estimated the future stream of after-tax dividend flows of First Federal through December 31, 2007 under various circumstances, assuming First Federal’s projected dividend stream and that First Federal performed in accordance with the earnings projections reviewed with management.
(2)	Assumes range of price/earnings multiples of 15x to 19x, and assumes a discount rate range of 9.0% and 14.0%.
(3)	Assumes range of price/tangible book value percentages of 200% to 300%, and assumes a discount rate range of 9.0% and 14.0%.

For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $603 million, based upon 22.39 million shares of First Federal common stock outstanding and including the intrinsic value of options to purchase an aggregate of 1.04 million shares with a weighted average strike price of $13.62. Sandler O’Neill noted that the transaction value represented a 29.5% premium over the April 23, 2004 closing value of shares of First Federal common stock.

Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of shares of First Federal common stock and Associated common stock for the one-year and three-year periods ended April 22, 2004 and compared the relationship between the movements in the prices of First Federal’s and Associated’s common stock to movements in the prices of the Nasdaq Bank Index, S&P Bank Index, S&P 500 Index and the weighted average (by market capitalization) performance of composite peer groups of publicly traded Midwest savings and banking institutions selected by Sandler O’Neill for First Federal and Associated, respectively, and described below. Over the one year period ended April 22, 2004, First Federal generally performed in-line with each of the indices to which it was compared and with its peer group until the end of 2003 but underperformed each of them for the remainder of the period. Over the three-year period First Federal outperformed the Nasdaq Bank Index, the S&P Bank Index and the S&P 500 Index, but generally underperformed its peer group.

First Federal’s Stock Performance

	Beginning Index Value April 22, 2003	Ending Index Value April 22, 2004
First Federal	100.00%	114.49%
First Federal Peer group	100.00	124.03
Nasdaq Bank Index	100.00	125.25
S&P Bank Index	100.00	120.42
S&P 500 Index	100.00	125.08

	Beginning Index Value April 20, 2001	Ending Index Value April 22, 2004
First Federal	100.00%	160.94%
First Federal Peer group	100.00	186.99
Nasdaq Bank Index	100.00	150.79
S&P Bank Index	100.00	118.17
S&P 500 Index	100.00	91.71

The peer group for First Federal used in the stock performance analysis was comprised of the following Midwest savings institutions:

Anchor Bancorp Wisconsin Inc.

CFS Bancorp, Inc.

Citizens First Bancorp, Inc.

EFC Bancorp Inc.

First Defiance Financial Corp.

First Place Financial Corp.

First Federal Capital Corp.

HF Financial Corp.

HMN Financial Inc.

NASB Financial Inc.

St. Francis Capital Corp.

TierOne Corp.

United Community Financial Corp.

During the one-year period ended April 22, 2004, Associated underperformed all of the indices to which it was compared other than the S&P Bank Index and also underperformed its peer group. During the three-year period ended April 22, 2004, Associated outperformed each of the indices to which it was compared except for the Nasdaq Bank Index and also outperformed its peer group.

Associated’s Stock Performance

	Beginning Index Value April 22, 2003	Ending Index Value April 22, 2004
Associated	100.00%	121.56%
Associated Peer group	100.00	124.57
Nasdaq Bank Index	100.00	125.25
S&P Bank Index	100.00	120.42
S&P 500 Index	100.00	125.08

	Beginning Index Value April 20, 2001	Ending Index Value April 22, 2004
Associated	100.00%	137.23%
Associated Peer group	100.00	131.52
Nasdaq Bank Index	100.00	150.79
S&P Bank Index	100.00	118.17
S&P 500 Index	100.00	91.71

The peer group for Associated used in the stock performance analysis was comprised of the following Midwest banking institutions:

Citizens Banking Corporation

Commerce Bancshares Inc.

Community First Bancshares, Inc.

First Midwest Bancorp, Inc.

FirstMerit Corporation

Old National Bancorp

Sky Financial Group Inc.

TCF Financial Corporation

UMB Financial Corp.

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for First Federal and Associated with groups of financial institutions selected by Sandler O’Neill. For First Federal, the peer group consisted of the following publicly traded thrift institutions:

Independence Community Bank Corp.	Brooklyn, NY
MAF Bancorp, Inc.	Clarendon Hills, IL
BankAtlantic Bancorp, Inc.	Fort Lauderdale, FL
Firstfed Financial Corp.	Santa Monica, CA
Sterling Financial Corporation	Spokane, WA
Anchor Bancorp Wisconsin Inc.	Madison, WI
Dime Community Bancshares, Inc.	Brooklyn, NY
TrustCo Bank Corp NY	Glenville, NY
Harbor Florida Bancshares Inc.	Fort Pierce, FL
First Financial Holdings Inc.	Charleston, SC

The analysis compared publicly available financial information for First Federal as of and for the twelve months ended March 31, 2004 with that of the First Federal peer group as of and for the twelve month period ended either March 31, 2004 or December 31, 2003, depending upon which period was the most recent available for each company at the time of the analysis. The table below sets forth the data for First Federal and the median data for the First Federal peer group, with pricing data as of April 23, 2004.

Comparable Group Analysis

First Federal	First Federal Peer Group
Total assets (in millions)	$3,743	$3,971
Tangible equity/tangible assets	5.29%	7.47%
Loans/deposits	96.8%	118.9%
Total borrowings/total assets	19.6%	24.0%
Non-performing assets/total assets	0.35%	0.40%
Loan loss reserve/gross loans	0.53%	1.09%
Net interest margin	3.08%	3.34%
Fee income/operating revenues	48.0%	22.2%
Efficiency ratio	66.4%	47.5%
Return on average assets	1.08%	1.37%
Return on average equity	14.1%	15.1%
Price/LTM earnings per share	12.7	x	13.9	x
Price/ estimated 2004 earnings per share	11.9	x	13.0	x
Price/tangible book value per share	245%	246%
Price/book value per share	167%	206%
Dividend payout ratio	33.7%	23.6%

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for Associated with the following publicly traded Midwestern commercial banking institutions:

Marshall & Ilsley Corporation	Milwaukee, WI
Huntington Bancshares Incorporated	Columbus, OH
Commerce Bancshares, Inc.	Kansas City, MO
Sky Financial Group Inc.	Bowling Green, OH
TCF Financial Corporation	Wayzata, MN
FirstMerit Corporation	Akron, OH
Old National Bancorp	Evansville, IN
First Midwest Bancorp, Inc.	Itasca, IL

The analysis compared publicly available financial information for Associated with that of each of the companies in the Associated peer group as of and for the twelve month period ended March 31, 2004 or December 31, 2003, depending upon which period was the most recent available for each company at the time of the analysis. The table below sets forth the data for Associated and the median data for the Associated peer group, with pricing data as of April 23, 2004.

Comparable Group Analysis

Associated	Associated Peer Group
Total assets (in millions)	$15,511	$11,909
Tangible equity/tangible assets	7.54%	6.97%
Loans/deposits	108.1%	92.9%
Total borrowings/total assets	27.5%	21.3%
Non-performing assets/total assets	0.62%	0.52%
Loan loss reserve/gross loans	1.68%	1.42%
Net interest margin	3.83%	3.81%
Fee income/operating revenues	31.2%	37.9%
Efficiency ratio	49.6%	60.3%
Return on average assets	1.53%	1.45%
Return on average equity	17.4%	17.1%
Price/LTM earnings per share	13.5	x	16.1	x
Price/ estimated 2004 earnings per share	12.8	x	14.1	x
Price/tangible book value per share	266%	270%
Price/book value per share	220%	212%
Dividend payout ratio	43.9%	41.3%

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 29 merger transactions announced nationwide from January 1, 2003 through April 23, 2004 involving thrift institutions as acquired institutions with transaction values greater than $100 million. Sandler O’Neill also reviewed 24 merger transactions announced in the Midwest from January 1, 2001 through April 23, 2004 involving commercial bank and thrift institutions as acquired institutions with transaction values greater than $100 million. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings per share, transaction price at announcement to estimated current year earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to deposits, tangible book premium to core deposits and premium to market value and computed mean and median multiples and premiums for the transactions. The median multiples from the nationwide group and the median multiples for the four thrift transactions in the Midwestern group were applied to First Federal’s financial information as of and for the twelve months ended March 31, 2004. As illustrated in the following table, Sandler O’Neill derived imputed ranges of values per share of First Federal’s common stock of $23.53 to $33.76 based upon the median multiples for the nationwide group and $13.21 to $24.78 based upon the median multiples for the thrift transactions in the Midwestern group.

Comparable Transaction Multiples

	Median Nationwide Multiple		Implied Value	Median MW Thrift Multiple		Implied Value
Transaction price/LTM EPS	18.7	x	$30.93	12.8	x	$21.14
Transaction price/Estimated 2004 EPS(1)	19.3	x	$33.76	14.2	x	$24.78
Transaction price/Book value	212.7%		$26.92	152.0%		$19.24
Transaction price/Tangible book value	256.2%		$22.06	153.4%		$13.21
Tangible book premium/Deposits	18.6%		$30.76	8.7%		$18.97
Tangible book premium/Core deposits(2)	21.7%		$30.80	10.4%		$19.29
Market Premium	13.1%		$23.53	10.0%		$22.89

(1)	Based on I/B/E/S median estimate for the year ended December 31, 2004.
(2)	Assumes First Federal’s core deposits total $2.36 billion.

Discounted Dividend Stream and Terminal Value Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of First Federal through December 31, 2007 under various circumstances, assuming First Federal’s projected dividend stream and that First Federal performed in accordance with the earnings projections reviewed with management. For periods after 2005, Sandler O’Neill assumed an annual growth rate of earnings per share of approximately 9%. To approximate the terminal value of shares of First Federal common stock at December 31, 2007, Sandler O’Neill applied price/earnings multiples ranging from 15x to 19x and multiples of tangible book value ranging from 200% to 300%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 14.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Federal common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of First Federal common stock of $22.70 to $33.63 when applying the price/earnings multiples and $18.87 to $32.51 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	15x	16x	17x	18x	19x
9.0%	$27.01	$28.67	$30.32	$31.98	$33.63
10.5%	25.62	27.18	28.75	30.32	31.89
12.0%	24.31	25.80	27.28	28.77	30.25
14.0%	22.70	24.09	25.47	26.86	28.24

Tangible Book Value Percentages

Discount Rate	200%	225%	250%	275%	300%
9.0%	$22.42	$24.94	$27.47	$29.99	$32.51
10.5%	21.27	23.66	26.05	28.44	30.83
12.0%	20.20	22.46	24.72	26.99	29.25
14.0%	18.87	20.98	23.09	25.20	27.31

In connection with its analyses, Sandler O’Neill considered and discussed with the First Federal Board of Directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net income and dividend payout ratio. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following:

•	the merger closes in the fourth quarter of 2004;

•	90% of the shares of First Federal common stock are exchanged for shares of Associated common stock at an exchange ratio of 0.635 and the remaining 10% of the shares of First Federal common stock are exchanged for a like value in cash;

•	that the price of Associated’s common stock is $42.63, the same as the closing price of that stock on April 23, 2004;

•	earnings per share projections for First Federal and Associated are consistent with management per share estimates for 2004 and 2005, and long-term earnings per share growth estimates for periods thereafter are consistent with management estimates for both companies;

•	earnings per share estimates for Associated for 2004 and 2005 published by I/B/E/S;

•	purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings preliminarily determined by the senior managements of First Federal and Associated; and

•	First Federal options are converted into options to purchase shares of Associated common stock based upon the exchange ratio.

The analyses indicated that for the year ending December 31, 2005, the merger would be accretive to Associated’s projected earnings per share and that at December 31, 2004, the assumed closing date of the merger, the merger would be dilutive to Associated’s tangible book value per share. From the perspective of a First Federal shareholder, the analyses (performed assuming a 100% stock transaction) indicated that, at December 31, 2005, the merger would be accretive to First Federal’s stand-alone earnings per share, tangible book value per share and dividends per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

The factors that could affect the actual results include the following:

•	a movement in the price of Associated common stock from the $42.63 price used by Sandler O’Neill in its analyses;

•	a difference between the actual earnings per share for the combined company and those determined for the combined company based upon the earnings per share projections and long-term growth rates furnished by and reviewed with the managements of First Federal and Associated and those obtained from I/B/E/S; and

•	a difference between the actual purchase accounting adjustments, charges, transaction costs associated with the merger and cost savings and those used by Sandler O’Neill in its analyses.

Contribution Analysis. Sandler O’Neill reviewed the relative contributions to be made by First Federal and Associated to the combined institution based on financial information of both companies as of or for the year ended December 31, 2003. The percentage of pro forma shares owned was determined using the exchange ratio of 0.635 and assuming a 100% stock transaction. This analysis indicated that the implied contributions to the combined entity were as follows:

Contribution Analysis

	First Federal	Associated
Net loans	19.88%	80.12%
Total intangibles	27.16%	72.84%
Total assets	17.83%	82.17%
Deposits	20.68%	79.32%
Tangible equity	14.37%	85.63%
Total equity	17.02%	82.98%
Last twelve months’ net income	13.18%	86.82%
Estimated 2004 net income	14.50%	85.50%
Market capitalization(1)	13.25%	86.75%
Pro forma ownership	15.86%	84.14%

(1)	Based on closing stock prices as of April 23, 2004.

First Federal has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $2,724,000 (based on the closing price of shares of First Federal’s common stock as of June 25, 2004), of which $526,552 has been paid and the balance of which is contingent, and payable, upon closing of the merger. The amount of the transaction fee that will actually be paid to Sandler O’Neill will be determined based on a percentage of the aggregate transaction value, which percentage will vary depending upon the per share consideration to be paid in the merger as follows: (i) 0.430% if the per share consideration is less than or equal to $28.66, (ii) 0.520%, if the per share consideration is greater than or equal to $28.67 but less than $29.33, (iii) 0.610%, if the per share consideration is greater than or equal to $29.33 but less than $30.00 and (iv) 0.725%, if the per share consideration is greater than or equal to $30.00. Sandler O’Neill has also received a fee of $350,000 for rendering its opinion, which will be credited against that portion of the transaction fee due upon closing of the merger. First Federal has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill has, in the past, provided certain investment banking services to Associated and has received compensation for such services, and we may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the merger.

In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to First Federal and Associated and their respective affiliates. Sandler O’Neill may also actively trade the equity securities of First Federal and/or the debt or equity securities of Associated or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Merger Consideration

Upon consummation of the merger, each share of First Federal common stock outstanding at the effective time of the merger will be converted, at the election of each holder of shares of First Federal common stock, into the right to receive either:

•	0.9525 shares of Associated common stock (subject to the provisions with respect to fractional shares described below); or

•	a cash payment per share equal to the product obtained by multiplying 0.9525 by the closing price of shares of Associated’s common stock on the effective date of the merger.

You may elect stock for all, some or none of your shares and cash for any remainder of your shares. See “The Merger—Procedures for Election of the Form of Merger Consideration” below.

The allocations of the cash consideration and/or shares of Associated common stock that a holder of shares of First Federal common stock may receive will depend on (a) the stated preference of the shareholder on the election form which accompanies this proxy statement/prospectus and (b) the proration procedures to be applied if the number of shares of First Federal common stock to be exchanged for cash payments pursuant to elections to receive cash consideration and cash to be paid in lieu of fractional shares does not, in total, equal 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger. See “The Merger—Procedures for Election of the Form of Merger Consideration” and “The Merger —Amount of Cash Consideration Payable in the Merger.”

The exchange ratio has been increased to 0.9525 from the exchange ratio originally announced to reflect a 3-for-2 stock split, effected in the form of a stock dividend, declared by Associated and paid to its shareholders of record as of May 7, 2004. The merger agreement provides that if prior to the effective time of the merger Associated pays another stock dividend or makes a distribution on shares of Associated common stock in shares of Associated common stock or any security convertible into shares of Associated common stock or combines or subdivides the shares of Associated common stock, then the exchange ratio will be appropriately adjusted to reflect such stock dividend, distribution, combination or subdivision.

Procedures for Election of the Form of Merger Consideration

An election form accompanies this proxy statement/prospectus. Each election form permits a holder of shares of First Federal common stock to (1) elect to receive shares of Associated common stock with respect to all or a portion of such holder’s First Federal common stock and/or (2) elect to receive cash with respect to all or a portion of such holder’s First Federal common stock. The holder may specify which shares of First Federal common stock will be exchanged for cash, and the order of such exchange. Any holder of shares of First Federal common stock who does not submit an effective, properly completed election form to the exchange agent identified on the election form on or before        .m., Central Time, on                     , 2004 will be deemed to have made a stock election. Any election will be properly made only if the bank or trust company identified on the election form as the exchange agent actually receives a properly completed election form by the election deadline. Any election form may be revoked or changed by the person submitting the election form on or prior to the election deadline.

Amount of Cash Consideration Payable in the Merger

Under the merger agreement, the total number of shares of First Federal common stock to be exchanged for cash payments pursuant to cash elections and cash paid in lieu of fractional shares will not be more than nor less than 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger. If the total number of shares of First Federal common stock to be exchanged for cash payments would be greater than 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger, the number of shares of First Federal common stock to be converted into cash consideration pursuant to cash elections will be reduced pro rata among the shareholders of First Federal making cash elections based upon the number of shares of First Federal common stock for which each such shareholder has made a cash election to the extent necessary to result in such 10% amount. If the total number of shares of First Federal common stock to be exchanged for cash payments would be less than 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger, the number of shares of First Federal common stock to be exchanged for shares of Associated common stock pursuant to stock elections will be reduced pro rata among the shareholders of First Federal making stock elections based on the number of shares of First Federal common stock for which each such shareholder has made a stock election to the extent necessary to result in such 10% amount.

Election Considerations

In making a stock election or a cash election, First Federal shareholders are urged to consider that a shareholder making a cash election, to the extent cash is received, will not be subject to the risk of declines in the market value of shares of Associated common stock after the effective time but will not have the opportunity to profit from increases in the market value of shares of Associated common stock after the effective time. First Federal shareholders should also consider that there may be materially different tax consequences involved in electing to receive cash consideration, as described below under “The Merger—Material Federal Income Tax Consequences.” First Federal shareholders should note that an election form may be revoked or changed if notice of revocation or a replacement election form is received by the exchange agent before the election deadline.

First Federal shareholders are urged to obtain current market quotes for shares of Associated common stock prior to the election deadline and the special meeting of shareholders. None of Associated, First Federal, Associated’s Board of Directors or First Federal’s Board of Directors makes any recommendation to any First Federal shareholder as to whether to make a stock election or a cash election.

Conversion of Shares; Procedures for Exchange of Certificates; Fractional Shares

At the effective time of the merger and without any action on the part of Associated, First Federal or the holders of shares of First Federal common stock, each share of First Federal common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive the merger consideration. All such shares of First Federal common stock will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each stock certificate previously representing any such shares of First Federal common stock (other than shares held by dissenting shareholders) will thereafter represent the right to receive the merger consideration into which such shares of First Federal common stock has been converted. Certificates previously representing shares of First Federal common stock will be exchanged for the merger consideration to which the shares are entitled upon the surrender of such certificates as provided below. No fractional share of Associated common stock will be issued, and, in lieu of fractional shares, a cash payment will be made as provided below.

As of the effective time of the merger, Associated will deposit, or cause to be deposited, with the exchange agent for the benefit of the holders of shares of First Federal common stock and for exchange in accordance with the terms of the merger agreement, certificates representing the shares of Associated common stock and an amount sufficient to pay the cash consideration elected to be received by the shareholders of First Federal and to make any cash payments in lieu of fractional shares issuable pursuant to the terms of the merger agreement in exchange for outstanding shares of First Federal common stock.

Within three business days after the effective time of the merger, the exchange agent will mail to each holder of record of a certificate which immediately prior to the effective time of the merger represented outstanding shares of First Federal common stock whose shares were converted into the right to receive the merger consideration, (1) a letter of transmittal, and (2) instructions for use in effecting the surrender of the certificates representing shares of First Federal common stock in exchange for the merger consideration. Upon surrender of a certificate previously representing shares of First Federal common stock to the exchange agent, together with such duly executed letter of transmittal, the holder of such certificate will receive in exchange for the certificate (a) a certificate representing that number of whole shares of Associated common stock to which such holder is entitled and cash in lieu of fractional shares, if any, and/or (b) a cash payment of the cash consideration to which such holder is entitled and the certificate so surrendered will be canceled. In the event of a transfer of ownership of shares which is not registered in the transfer records of First Federal, the merger consideration may be issued to a transferee if the certificate representing such shares is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered, each certificate previously representing shares of First Federal common stock will be deemed at any time after the effective time of the merger to represent only the right to receive upon such surrender the merger consideration to which the holder of such certificate is entitled.

First Federal shareholders should not forward their stock certificates to the exchange agent without a letter of transmittal nor return their stock certificates with the enclosed proxy.

To the extent a shareholder of First Federal makes a stock election, no dividends or other distributions declared or made after the effective time of the merger with respect to shares of Associated common stock with a record date after the effective time of the merger will be paid to the holder of any unsurrendered certificate with respect to the shares of Associated common stock represented by the certificate, and no cash payment in lieu of fractional shares will be paid to any such holder, until such certificate is surrendered. Subject to the effect of applicable laws, following surrender of any such certificate, the holder of the certificate will receive, without interest, (1) promptly, the amount of cash payable with respect to a fractional share of Associated common stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the effective time of the merger paid with respect to such whole shares of Associated common stock, and (2) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the effective time of the merger but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Associated common stock.

The merger consideration issued upon conversion of the shares of First Federal common stock will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of First Federal common stock.

No certificates or scrip representing fractional shares of Associated common stock will be issued upon the surrender for exchange of the certificates, and such fractional share interest will not entitle the owner of the fractional share interest to vote or to any rights as a shareholder of Associated. Each holder of a fractional share interest will be paid an amount in cash equal to the product obtained by multiplying the fractional share interest to which such holder would otherwise be entitled by the closing price of a share of Associated common stock on the date of the effective time of the merger.

Any portion of the exchange fund which remains undistributed to the shareholders of First Federal for one year after the effective time of the merger will be delivered to Associated, upon demand, and any shareholders of First Federal who have not previously complied with the procedures described may look only to Associated for payment of their claim for the merger consideration and any dividends or distributions with respect to shares of Associated common stock.

Neither Associated nor First Federal will be liable to any holder of shares of First Federal common stock for any such shares of First Federal common stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar law.

Associated will be entitled to deduct and withhold from any cash consideration payable pursuant to the merger agreement to any holder of shares of First Federal common stock such amounts as Associated is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign tax law.

At the effective time of the merger, the stock transfer books of First Federal will be closed, and there will be no further registration of transfers of shares of First Federal common stock on First Federal’s stock transfer books. From and after the effective time, the holders of certificates formerly representing shares of First Federal common stock will cease to have any rights with respect to such shares of First Federal common stock except as otherwise provided in the merger agreement or by law. On or after the effective time of the merger, any certificates presented to the exchange agent or Associated for any reason will be converted into the merger consideration to which the holder of such certificate is entitled in accordance with the terms of the merger agreement as described above.

Treatment of First Federal Stock Options

All outstanding options to purchase shares of First Federal common stock will become fully vested upon the effective time of the merger. The merger agreement provides that, upon completion of the merger, each outstanding and unexercised stock option to purchase shares of First Federal common stock will be cancelled in connection with the merger and the option holder will be entitled to elect to receive either:

•	a substitute option to purchase the number of shares of Associated common stock equal to the exchange ratio of 0.9525 multiplied by the number of shares of First Federal common stock subject to the option and with an exercise price equal to the exercise price of the old option divided by the exchange ratio of 0.9525; or

•	a cash payment equal to the product of (a) the number of shares of First Federal common stock subject to the option multiplied by (b) the amount by which the exchange ratio of 0.9525 multiplied by the closing price of shares of Associated common stock on the date of the completion of the merger exceeds the exercise price of the option.

Options to purchase 191,340 shares of First Federal common stock issued after April 1, 2004 do not have the right to elect to receive a substitute option rather than cash.

Regulatory Approvals Required

The merger is subject to prior approval by the Federal Reserve Board under the Bank Holding Company Act, which requires that the Federal Reserve Board take into consideration, among other factors, the financial and managerial resources and future prospects of the respective institutions and the convenience and needs of the communities to be served. The Bank Holding Company Act prohibits the Federal Reserve Board from approving the merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve Board also has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position. Furthermore, the Federal Reserve Board must also assess the records of the bank subsidiaries of Associated and First Federal under the Community Reinvestment Act of 1977, as amended. The Community Reinvestment Act requires that the Federal Reserve Board analyze, and take into account when evaluating an application, each bank’s record of meeting the credit needs of its local communities, including low- and moderate-income neighborhoods, consistent with safe and sound operation.

Under the Bank Holding Company Act, the merger may not be completed until up to 30 days following the date of Federal Reserve Board approval, during which time the United States Department of Justice may challenge the merger on antitrust grounds. Although a challenge is improbable, there can be no assurance that the Department of Justice will not challenge the merger or, if such a challenge is made, as to the result of such challenge. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board’s approval unless a court specifically orders otherwise. The Bank Holding Company Act provides for the publication of notice and public comment on the applications and authorizes the regulatory agency to permit interested parties to intervene in the proceedings.

Associated filed an application with the Federal Reserve Bank of Chicago that was accepted for processing by the Federal Reserve Bank of Chicago on June 23, 2004 and approved on                     , 2004 with respect to First Federal and its banking and non-banking subsidiaries, and all waiting periods have expired.

The merger is also subject to the prior approval by the Wisconsin Department of Financial Institutions, or DFI. The Wisconsin statute provides for the publication of notice and public comment on the application and authorizes the DFI to permit interested parties to intervene in the proceedings. Associated filed an application with the DFI on June 21, 2004 which was approved on                     , 2004 with respect to First Federal and its banking and non-banking subsidiaries, and all waiting periods have expired. The merger may be completed at any time within one year of the date approval was granted by the DFI (subject to the foregoing federal approvals).

Associated and First Federal are not aware of any other governmental approvals or actions that are required for consummation of the merger except as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained and, if such approvals or actions are obtained, there can be no assurance as to the timing of the approval or action.

The Effective Time

The merger will be completed and will become effective upon the filing of Articles of Merger with the Department of Financial Institutions of the State of Wisconsin or on such later date or time as is specified in the Articles of Merger. The filing with respect to the merger will occur as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions to the merger as set forth in the merger agreement. The merger agreement may be terminated by either party if, among other reasons, the merger is not completed on or before December 31, 2004, or April 30, 2005 if the merger is not completed by December 31, 2004 solely due to the failure of the Securities and Exchange Commission to clear this proxy statement/prospectus for mailing a sufficient time before December 31, 2004 or the failure to obtain all required governmental approvals a sufficient time before December 31, 2004. Upon consummation of the merger, First Federal will be merged into Associated and will not continue its separate existence or operations, to which Associated as the surviving corporation will succeed. See “The Merger Agreement—Conditions to Consummation of the Merger” and “The Merger Agreement—Termination.”

Description of Shares of Associated Common Stock Issuable in the Merger

The following description of shares of Associated common stock should be read carefully by First Federal shareholders since, at the effective time of the merger, First Federal shareholders will receive part of the merger consideration in the form of shares of Associated common stock.

General. Associated has one class of common stock, the Associated common stock. Of the 250,000,000 shares of Associated common stock authorized,              shares were outstanding as of                     , 2004, exclusive of shares held in its treasury. Of the 750,000 shares of Associated preferred stock with a par value of $1.00 per share authorized, none was issued and outstanding as of                     , 2004.

Dividend Rights. Dividends on shares of Associated common stock will be payable out of the assets of Associated legally available for payment as, if and when declared by the Associated Board of Directors. No share of Associated common stock is entitled to any preferential treatment with respect to dividends.

Voting Rights. Each holder of shares of Associated common stock will be entitled at each shareholders meeting of Associated, as to each matter to be voted upon, to cast one vote, in person or by proxy, for each share of Associated common stock registered in his or her name on the stock transfer books of Associated. Voting rights are not cumulative.

Rights Upon Liquidation. Subject to the rights of holders of any shares of Associated preferred stock which may be issued from time to time, in the event of liquidation, dissolution or winding up of Associated, whether voluntary or involuntary, the holders of shares of Associated common stock will be entitled to receive all assets of Associated remaining for distribution to its shareholders, on a pro rata basis.

Miscellaneous. Shares of Associated common stock are not convertible into shares of any other class of capital stock. Shares of Associated common stock are not and will not be entitled to any preemptive or subscription rights. The issued and outstanding shares of Associated common stock are fully paid and nonassessable. Wisconsin law, however, may make shareholders personally liable for unpaid wages due employees for up to six months’ services, but not in an amount greater than the par value of the shares. Certain Wisconsin courts have interpreted “par value” to mean the full amount paid upon purchase of the shares.

Comparison of Shareholder Rights

The following is a summary of material differences between the rights of holders of shares of First Federal common stock and Associated common stock. As First Federal and Associated are both incorporated under the laws of the State of Wisconsin, differences in the rights of shareholders of First Federal and Associated generally arise from differences between the provisions of Associated’s Articles of Incorporation and Bylaws and those of First Federal. Shareholders of First Federal, whose rights are governed by First Federal’s Articles of Incorporation and Bylaws will, on completion of the merger, become shareholders of Associated. Their rights as Associated shareholders will then be governed by Associated’s Articles of Incorporation and Bylaws.

Authorized Capital Stock

First Federal. The total number of shares of capital stock which First Federal has authority to issue is 105,000,000, of which 5,000,000 are serial preferred stock, $0.10 par value per share, and of which 100,000,000 are common stock, par value $0.10 per share. Except to the extent required by governing law, rule or regulation, the shares of capital stock may be issued from time to time by the Board of Directors without further approval of the First Federal shareholders. As of the date of this proxy statement/prospectus, no shares of any series of First Federal preferred stock are issued and outstanding.

Associated. Under Associated’s Articles of Incorporation, Associated is authorized to issue 250,000,000 shares of common stock, par value $0.01 per share and 750,000 shares of preferred stock, par value $1.00 per share. All shares of Associated common stock are identical in rights and have one vote. For a description of Associated common stock, see “Description of Associated Common Stock Issuable in the Merger.” Associated’s Board of Directors may divide the preferred stock into series and establish the relative rights and preferences of preferred stock issued in the future as specified in Associated’s Articles of Incorporation without shareholder action and issue such stock in series. As of the date of this proxy statement/prospectus, no shares of any series of Associated preferred stock are issued and outstanding.

Required Vote

First Federal. First Federal reserves the right to amend, alter, change or repeal any provision contained in First Federal’s Articles of Incorporation in the manner prescribed by the Wisconsin Business Corporation Law. All rights conferred upon stockholders are granted subject to this reservation. Notwithstanding the foregoing, however, first Federal’s Articles of Incorporation may not be amended, altered, changed or repealed without the vote of the holders of any class or series of preferred stock as may be required by the provisions establishing any such class or series. In addition, no amendment, alteration, change or repeal of Articles VI, VII, VIII, IX, X or XI of First Federal’s Articles of Incorporation may be made unless it is approved by the holders of at least two-thirds of the issued and outstanding shares of capital stock of First Federal entitled to vote generally in the election of directors.

Associated. Pursuant to Section 180.1706(1) of the Wisconsin Business Corporation Law, except as otherwise provided in a corporation’s articles of incorporation or bylaws, any amendment to the articles of incorporation, merger or certain other extraordinary events involving a corporation organized before January 1, 1973, which did not expressly elect before January 1, 1991 to be governed by a majority or greater voting requirement, must be approved by the affirmative vote of two-thirds of the shares entitled to vote at a meeting called for that purpose. Associated’s Articles of Incorporation were amended in 1992 to reduce the vote required pursuant to Section 180.1706(1) of the Wisconsin Business Corporation Law to a majority vote. Thus, the affirmative vote of a majority of the shares of Associated is required to adopt amendments to Associated’s Articles of Incorporation which create dissenters’ rights or approve mergers and certain other extraordinary transactions other than those described in “Comparison of Shareholder Rights—Approval of Business Combinations.”

Classified Board of Directors

First Federal. First Federal’s Board of Directors is divided into three classes. Directors elected by the holders of any class or series of stock having preference over the common stock as to dividends or upon liquidation are not included in this classification. Directors in each class serve staggered three-year terms with the directors elected to succeed those with expiring terms. Newly elected directors serve a term of office that expires at the third succeeding annual meeting of shareholders and until their respective successors are elected and qualified.

Associated. The Board of Directors of Associated is divided into three classes as nearly equal in number as possible, with the directors in each class serving for staggered three-year terms. However, Associated’s Bylaws require that a director retire as of the first annual meeting of shareholders subsequent to the director’s 70th birthday. In the event a director is elected to a term which would cause the director to serve beyond age 70, the director will be allowed to continue to serve the entire term unless the director desires to retire before the end of the term. At each annual meeting of Associated’s shareholders, the successors to the class of directors whose term expires at the time of such meeting are elected by a plurality of the votes cast, assuming a quorum is present. As of the date of this proxy statement/prospectus, Associated’s Board of Directors consists of ten directors.

Removal of Directors

First Federal. First Federal’s Articles of Incorporation provide that a director may be removed from office only for cause and by (i) the affirmative vote of the holders of at least two-thirds of the issued and outstanding capital stock then entitled to vote in an election of directors, or (ii) a majority of the total number of directors. First Federal’s Articles of Incorporation define “cause” for removal as conviction for a felony by a court of competent jurisdiction or a finding by a court that the director is liable for gross negligence or misconduct in the performance of that director’s duty to First Federal.

Associated. Shareholders of Associated may remove a director only for “cause.” “Cause” is defined as conviction of a felony, declaration of unsound mind by an order of a court of competent jurisdiction, gross dereliction of duty or commission of an action which constitutes intentional misconduct or a knowing violation of law and that results in both an improper substantial personal benefit and a material injury to Associated.

Newly Created Directorships and Vacancies on the Board of Directors

First Federal. First Federal’s Bylaws provide that any vacancy occurring on the First Federal Board of Directors may be filled by the affirmative vote of a majority of the remaining directors, even if the number of remaining directors does not constitute a quorum of the First Federal Board of Directors; provided, however, that if the shareholders of any class or series are entitled separately to elect one or more directors, a majority of the remaining directors elected by that class or series or the sole remaining director elected by the class or series may fill any vacancy among the number of directors elected by that class or series. A director elected to fill a vacancy shall hold office until the next election of directors by the shareholders.

Associated. Associated’s Articles of Incorporation provide that newly created directorships and any vacancies on Associated’s Board of Directors may only be filled by the Board of Directors. Associated’s Bylaws provide that the remaining members of Associated’s Board of Directors will appoint a director in accordance with the Wisconsin Business Corporation Law.

Approval of Business Combinations

First Federal. Pursuant to Article X of First Federal’s Articles of Incorporation, First Federal is subject to Sections 180.1140 to 180.1145 of the Wisconsin Business Corporation Law which restrict a broad range of business combinations between a Wisconsin corporation and an “interested stockholder” for a period of three years unless specified conditions are met. The Wisconsin Business Corporation Law defines a “business combination” as including a merger or a share exchange, sale of assets, issuance of stock or rights to purchase stock and other transactions with interested stockholders. An “interested stockholder” is a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years. During the initial three-year period after a person becomes an interested stockholder in a Wisconsin corporation, with some exceptions, the Wisconsin Business Corporation Law prohibits a business combination with the interested stockholder unless the corporation’s board of directors approved the business combination or the acquisition of the stock prior to the acquisition date. Following this three-year period, the Wisconsin Business Corporation Law also prohibits a business combination with an interested stockholder unless:

•	the board of directors approved the business combination or the acquisition of the stock prior to the acquisition date,

•	the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder,

•	the consideration to be received by shareholders meets the “fair price” and form requirements of the statute, or

•	the business combination is of a type specifically excluded from the coverage of the statute.

Associated. Article VII of Associated’s Articles of Incorporation provides that an affirmative vote of 80% of Associated’s outstanding shares is required to approve a merger or other business combination involving a beneficial owner of 10% or more of Associated’s outstanding voting shares (an “interested shareholder”). In addition, if the consideration offered in connection with such transaction does not satisfy certain “fair price” requirements, the affirmative vote of 80% of the “non-interested outstanding shares” (defined as voting shares not beneficially owned by an interested shareholder) of Associated will also be required to approve such a transaction. These requirements do not apply if (1) the Board of Directors approves the transaction and a majority of the directors voting to approve the transaction are “continuing directors” (defined as a director who was either (a) a director at the time the interested shareholder became “interested” and who is not otherwise affiliated with such shareholder, or (b) a director designated (prior to his or her initial election as a director) as a continuing director by a majority of the then continuing directors or (2) the transaction is between Associated and a subsidiary of Associated and no interested shareholder (together with such shareholder’s affiliates and associates) owns any of the outstanding shares of the subsidiary. The foregoing provision may only be amended, modified or repealed by the affirmative vote of not less than 80% of the outstanding shares and the non-interested outstanding shares of Associated. Associated is also subject to Sections 180.1140 to 180.1145 of the Wisconsin Business Corporation Law.

Advance Notice of Proposals to Be Brought at the Annual Meeting

First Federal. Pursuant to Article II, Section 2.14 of First Federal’s Bylaws, only proposals properly noticed may be brought at an annual meeting. To be considered properly noticed a proposal must be delivered or mailed to the Secretary of First Federal at the principal executive offices of First Federal no more than 10 days following the date shareholders are notified of the meeting and at least 60 days prior to the anniversary date of the mailing of proxy materials by First Federal in connection with the immediately preceding annual meeting of stockholders. The notice must contain a brief description of the business being brought, the name and address of the shareholder bringing the proposal, the class and number of shares owned by the corporation and any material business of the shareholder in the proposal.

Associated. Pursuant to Article II, Section 5 of Associated’s Bylaws, any shareholder who intends to bring business before an annual meeting of shareholders (other than nominations for directors) must provide Associated with notice of such intention, the nature of such proposal and certain other information regarding the shareholder bringing the proposal, not less than 60 nor more than 75 days prior to the meeting, or within 10 days from the date notice or public disclosure of the date of such meeting is given, if such announcement date is less than 70 days before the meeting date.

Advance Notice of Nominations of Directors

First Federal. Article IV, Section 4.14 of First Federal’s Bylaws entitles any shareholder eligible to vote in an election of directors to nominate one or more persons for election if proper and timely notice of a shareholder’s intent to make such nominations is made to the Secretary of First Federal at First Federal’s principle executive offices. The notice must be delivered or received no later than 10 days following the notice to shareholders of an annual meeting or at least 60 days prior to the anniversary date of the mailing of proxy materials in connection with the immediately preceding annual meeting. Notice must be received within 10 days following the notice to shareholders of a special meeting. The notice must also include specified information regarding the nominee and specified information regarding the nominating shareholder.

Associated. Pursuant to Article II, Section 6 of Associated’s Bylaws, any shareholder who intends to nominate directors for election at a meeting called for that purpose must provide Associated with notice of such intention, specified information regarding the proposed nominee and specified information regarding the nominating shareholder, not less than 60 days nor more than 75 days prior to the meeting, or within 10 days from the date notice or public disclosure of the date of such meeting is publicly announced, if such announcement date is less than 70 days before the meeting date.

Call of Shareholders’ Meetings

First Federal. Special meetings of the First Federal shareholders for any purpose may be called at any time by the Board of Directors, the Chairman of the Board, the President, or at least 10% of all shareholders eligible to vote.

Associated. Under the Wisconsin Business Corporation Law, holders of 10% or more of all the outstanding shares entitled to vote have the right to demand a special shareholders’ meeting.

Shareholder Action Without a Meeting

First Federal. Any action required to be taken at a meeting of First Federal shareholders, or any other action which may be taken at a meeting of First Federal shareholders, may be taken without a meeting if consent in writing, setting forth the action so taken, shall be given by all of the stockholders entitled to vote with respect to the particular subject matter and filed with the Secretary of First Federal as part of First Federal’s official corporate records.

Associated. Under the Wisconsin Business Corporation Law, any action which may be taken by the shareholders at a meeting may be taken without a meeting only by unanimous written consent of all shareholders entitled to vote on the action, unless the articles of incorporation permit approval by the consent of the shareholders who would be entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. Associated’s

Articles of Incorporation do not contain a provision permitting less than unanimous written consent to take action without a meeting.

Resale of Associated Common Stock Issuable in the Merger

The shares of Associated common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended, and be freely tradable under the Securities Act except for shares issued to any shareholder of First Federal who may be an “affiliate” of First Federal for purposes of Rule 145 under the Securities Act. Each affiliate identified by First Federal has entered into an agreement with Associated providing that such affiliate will be subject to Rule 145(d) under the Securities Act, and will not transfer any shares of Associated common stock received in the merger except in compliance with the Securities Act. This proxy statement/prospectus does not cover resales of shares of Associated common stock received by any person who may be an affiliate of First Federal. First Federal has concluded that the only affiliates of First Federal are its directors and executive officers.

Pre-Merger Dividend Policy

First Federal. First Federal expects to declare, until the effective time of the merger, its regularly scheduled quarterly cash dividends not to exceed $0.15 per share.

Associated. Associated expects to continue to declare, until the effective time of the merger, its regularly scheduled quarterly cash dividends.

Post-Merger Dividend Policy

It is the current intention of the Board of Directors of Associated to continue to declare cash dividends on the shares of Associated common stock following the merger. The dividend is currently in the amount of $0.25 per quarter or $1.00 on an annualized basis, in each case per share. The dividend rate for the shares of Associated common stock reflects a 3-for-2 stock split, effected in the form of a stock dividend, declared by Associated and paid to its shareholders of record as of May 7, 2004. Shareholders should note that no such dividends payable following the date of this proxy statement/prospectus have currently been declared and that future dividends will be determined by the Associated Board of Directors in light of the earnings and financial condition of Associated and its subsidiaries and affiliates and other factors, including applicable governmental regulations and policies. In that regard, Associated is a legal entity separate and distinct from its banking and non-banking subsidiaries, and the principal sources of Associated’s income are dividends and interest from such subsidiaries. The payment of dividends by Associated’s banking subsidiaries is subject to restrictions under applicable governmental regulations. See also “The Merger—Pre-Merger Dividend Policy.”

The merger agreement provides that with respect to the calendar quarter in which the effective time of the merger is to occur, Associated and First Federal will cooperate not to set the effective time of the merger on a date that is after the record date of Associated’s regular quarterly dividend for such quarter, if any, and before the record date for First Federal’s regular quarterly dividend for such quarter, if any, in order to prevent First Federal’s shareholders from not being entitled to receive either dividend for such quarter.

Material Federal Income Tax Consequences

Associated and First Federal have received an opinion of Reinhart Boerner Van Deuren s.c. that the merger will qualify as a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code and that each of Associated and First Federal will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code. Accordingly, First Federal and Associated will recognize no gain or loss for federal income tax purposes as a result of the merger and no gain or loss will be recognized by any holder of shares of First Federal common stock upon receipt of shares of Associated common stock pursuant to the merger, except upon the receipt of cash in lieu of fractional shares of Associated common stock or cash consideration paid to such shareholders pursuant to a cash election. The Internal Revenue Service has not been asked to rule upon the tax consequences of the merger and no such request will be made. The opinion of Reinhart Boerner Van Deuren s.c. is based entirely upon the Internal Revenue Code, regulations now in effect under the Internal Revenue Code, current administrative rulings and practice, and judicial authority, all of which are subject to change. Unlike a ruling from the Internal Revenue Service, an opinion of an advisor is not binding on the Internal Revenue Service and no assurance can be given that the Internal Revenue Service will not take a position contrary to one or more positions reflected in this proxy statement/prospectus or that the opinion will be upheld by the courts if challenged by the Internal Revenue Service. The tax treatment of each holder of shares of First Federal common stock will depend in part upon the shareholder’s particular situation. Special tax consequences not described below may be applicable to particular classes of taxpayers, including financial institutions, insurance companies, tax-exempt organizations, broker-dealers, persons who are not citizens or residents of the United States or who are legal entities formed under the laws of jurisdictions outside the United States, and holders of shares of First Federal common stock who acquired their shares through the exercise of employee stock options or otherwise as compensation. This discussion also assumes that the holders of shares of First Federal common stock hold their common stock as a capital asset.

Each shareholder of First Federal is urged to consult his or her own tax and financial advisors as to the effect of federal income tax consequences on his or her own particular facts and circumstances and also as to any state, local, foreign or other tax consequences arising out of the merger.

Based upon the opinion of Reinhart Boerner Van Deuren s.c., which in turn is based upon various representations and subject to various assumptions and qualifications, the following material federal income tax consequences to the shareholders of First Federal will result from the merger:

(1) The merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, and First Federal and Associated will each be “a party to a reorganization” within the meaning of Section 368(b) of the Internal Revenue Code for purposes of this reorganization.

(2) No gain or loss will be recognized by the holders of shares of First Federal common stock upon the exchange of shares of First Federal common stock solely for shares of Associated common stock in the merger.

(3) Upon the exchange of shares of First Federal common stock for a combination of shares of Associated common stock and cash (other than cash received in lieu of fractional shares of Associated common stock), a holder of shares of First Federal common stock will generally realize gain equal to the excess of the amount of cash plus the fair market value of the shares of Associated common stock received by the holder of shares of First Federal common stock over the adjusted tax basis of his or her shares of First Federal common stock, but such gain will be recognized for federal income tax purposes only to the extent of the cash received. In general, this recognized gain will be taxable to the holders of shares of First Federal common stock as capital gain, although it is possible that the gain will be taxable as dividend income to a particular holder of shares of First Federal common stock if the cash received by him or her has the effect of the distribution of a dividend (see paragraph (8) below). Any holder of shares of First Federal common stock who receives both shares of Associated common stock and cash in the merger will not recognize any loss on the exchange.

(4) A holder of shares of First Federal common stock who receives solely cash in exchange for his or her shares of First Federal common stock will generally recognize capital gain or loss equal to the difference between the amount of cash received and the holder’s tax basis in his or her shares of First Federal common stock. A holder who is treated as constructively owning shares of Associated common stock after the merger should consult his or her own tax adviser regarding the character of any gain recognized.

(5) In the case of a holder of shares of First Federal common stock who receives solely shares of Associated common stock in the merger, the tax basis of the shares of Associated common stock received will be the same as the stockholder’s tax basis in shares of First Federal common stock surrendered in exchange therefor. In the case of a holder of shares of First Federal common stock who receives both shares of Associated common stock and cash (other than cash received in lieu of fractional shares of Associated common stock), the tax basis of the shares of Associated common stock received will equal the stockholder’s tax basis in shares of First Federal common stock exchanged therefor, decreased by the amount of any cash received and increased by the amount of any cash received which was treated as a dividend and the amount of any gain recognized in the exchange.

(6) The holding period of the shares of Associated common stock received by a holder of shares of First Federal common stock in the merger will include the period during which the shares of First Federal common stock exchanged for the shares of Associated common stock was held, provided that the shares of First Federal common stock surrendered were held as a capital asset as of the time of the merger.

(7) The receipt by a holder of shares of First Federal common stock of cash in lieu of a fractional share of Associated common stock will be treated as if he or she received the fractional share from Associated and then had it redeemed for cash. The receipt of cash will be treated under Section 302(b)(1) of the Internal Revenue Code as full payment in exchange for the fractional share, and the holder of shares of First Federal common stock generally will recognize capital gain or loss in the exchange equal to the difference between the cash received and the portion of the shareholder’s tax basis that is allocable to the fractional share so exchanged, provided the payment is not essentially equivalent to a dividend.

(8) In the case of holders who receive a combination of cash and shares of Associated common stock in the merger, the determination of whether the gain received will be treated as capital gain or dividend income depends upon whether, and to what extent, the exchange reduces the holder’s deemed percentage of stock ownership of shares of Associated common stock. For purposes of this determination, the holder is treated as if he or she received all shares of Associated common stock in the merger and then received cash from Associated in a hypothetical redemption of those shares. The hypothetical redemption will satisfy the requirement under Section 302 of the Internal Revenue Code if it (a) is “not essentially equivalent to a dividend” or (b) has the effect of a “substantially disproportionate” redemption of Associated common stock. The deemed redemption, generally, will be “substantially disproportionate” with respect to a holder of shares of First Federal common stock if after the merger the holder will own less than 50% of all outstanding shares of Associated common stock and the holder’s percentage ownership of all shares of Associated common stock after the merger is less than 80% of what the holder’s percentage ownership of shares of Associated common stock would have been if no cash elections had been made by First Federal shareholders in connection with the merger. Whether the redemption is “not essentially equivalent to a dividend” with respect to a holder of shares of First Federal common stock will depend on the holder’s individual facts and circumstances. At a minimum, the deemed redemption must result in a “meaningful reduction” in the holder’s deemed and constructive percentage stock ownership of Associated. A meaningful reduction may include a very small reduction if the holder’s ownership interest in shares of Associated common stock is sufficiently small to begin with. In applying the foregoing tests, a holder is deemed under Section 318 of the Internal Revenue Code to own stock owned and, in some cases, constructively owned by family members, by estates and trusts to which the holder is a beneficiary, and by affiliated entities, as well as stock subject to an option actually or constructively owned by the holder or such other persons.

In rendering its tax opinion, Reinhart Boerner Van Deuren s.c. relied on written representations as to factual matters made by appropriate officers of Associated and First Federal. These representations are customary for opinions of this type; however, this tax opinion cannot be relied upon if any such representation is, or later becomes, inaccurate. Reinhart Boerner Van Deuren s.c. also makes a number of assumptions as to factual matters in its tax opinion, including the assumption that the First Federal shareholders (in the aggregate) will receive shares of Associated common stock in the merger having a value as of the effective time of the merger of at least 50% of the value of the outstanding shares of First Federal common stock as of the effective time of the merger.

Backup Withholding. Any cash received in the merger by holders of shares of First Federal common stock may be subject to backup withholding at a rate of 28%. Backup withholding will not apply, however, to a taxpayer who (1) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on Form W-9 (or an appropriate substitute form), (2) provides a certificate of foreign status on Form W-8 (or an appropriate substitute form), or (3) is otherwise exempt from backup withholding. The Internal Revenue Service may impose a $50 penalty upon any taxpayer who fails to provide the correct taxpayer identification number, as required.

The foregoing discussion is intended only as a summary of material United States federal income tax consequences of the merger and does not purport to be a complete analysis of all potential tax effects relevant to a decision of a shareholder of First Federal whether to vote in favor of the merger. Because the tax consequences of the merger may vary depending upon the particular circumstances of each holder of shares of First Federal common stock, each holder is urged to consult his or her own tax advisor to determine the particular tax consequences to such holder of the merger, including the application and effect of state, local and foreign tax laws.

The foregoing discussion is only a general description of material federal income tax consequences of the merger for holders of shares of First Federal common stock who are citizens or residents of the United States and who hold their shares as capital assets, without regard to the particular facts and circumstances of the tax situation of each holder of shares of First Federal common stock. It does not discuss all of the consequences that may be relevant to holders of shares of First Federal common stock entitled to special treatment under the Internal Revenue Code (such as insurance companies, financial institutions, dealers in securities, tax-exempt organizations or foreign persons). The summary set forth above does not purport to be a complete analysis of all potential tax effects of the transactions contemplated by the merger agreement or the merger itself. No information is provided with respect to the application and effect of state, local and foreign tax laws and the possible effects of changes in federal laws or other tax laws.

Accounting Treatment

The business combination resulting from the merger will be accounted for under the purchase method of accounting. Under this method of accounting, the total consideration paid in the merger will be allocated among First Federal’s assets, liabilities and identified intangible assets based on the estimated fair values of the assets acquired, the liabilities assumed and identified intangible assets and any amount of consideration in excess of the total fair value of such assets, liabilities and identified intangible assets will be recorded as goodwill. The consolidated financial statements of Associated will include the results of operations of First Federal from the date of acquisition.

Financial Interests of First Federal Management in the Merger

When considering the recommendations of First Federal’s Board of Directors, you should be aware that some executive officers of First Federal and members of the First Federal Board may have interests in the merger that are different from, or in addition to, your interests. These interests may create potential conflicts of interests. The members of First Federal’s Board of Directors were aware of these interests when they approved the merger and the merger agreement. Except as described below, to the knowledge of First Federal, the executive officers and directors of First Federal do not have any material interest in the merger, apart from their interests as First Federal shareholders.

Executive Compensation Agreements. Six executive officers of First Federal have each agreed to enter into a separation agreement and general release, a consulting agreement (or, in the case of Mr. Dosland, an employment agreement) and a noncompete agreement immediately prior to the effective time of the merger. The separation agreements terminate the existing employment agreements and severance arrangements of the executive officers. Under the consulting agreements, the executive officers will provide services to a bank subsidiary of Associated for a period of three years in the case of Mr. Price, two years in the case of Messrs. Rusch and Smith, one year in the case of Mr. Koeck and six months in the case of Mr. Duncan. Mr. Dosland’s employment agreement provides for employment for a period of three years. The noncompete agreements restrict the ability of the executive officers to compete against Associated for a period of two years after the effective time of the merger.

Under these agreements, the executive officers will receive payments on and after the effective time of the merger relating to the separation agreements, the consulting and employment agreements, the noncompete agreements, the cancellation of stock options granted on April 20, 2004 and other benefits under their existing employment agreements. The total amounts of these payments to Messers. Rusch, Price, Smith, Dosland, Duncan and Koeck will be $3,585,000, $2,272,000, $1,310,000, $1,040,000, $956,000 and $805,000, respectively.

Associated believes that payment of these amounts will not be “excess parachute payments” under the Internal Revenue Code and that it will be entitled to deduct the full amount paid to each executive officer. However, if payment of these amounts to any of the executive officers is an excess parachute payment, Associated would be required to reimburse the affected executive officer for any excess tax incurred under the Internal Revenue Code, which is equal to 20% of the excess parachute payment, and Associated would not be allowed to deduct the amount of the excess parachute payment or the amount of the excise tax paid by the executive officer.

Restricted Stock. The merger will also accelerate the vesting of certain restricted stock awarded to Messrs. Rusch, Price, Dosland, Duncan and Koeck. This restricted stock was awarded pursuant to First Federal’s long-term incentive plan. Under the long-term incentive plan employees were awarded shares each year based on the performance of First Federal over the preceding three-year period. Stock awarded is then vested in 50% increments over the succeeding two years, unless vesting is accelerated due to a change in control. 7,500 shares for Mr. Rusch, 4,400 shares for Mr. Price, 2,200 shares for Mr. Dosland and 2,100 shares for Mr. Duncan awarded in 2003 (based on 2002 performance) and scheduled to vest in 2005 will become fully vested as a result of the merger. 15,000 shares for Mr. Rusch, 8,800 shares for Mr. Price, 4,400 shares for Mr. Dosland, 4,200 shares for Mr. Duncan and 3,400 shares for Mr. Koeck awarded in 2004 (based on 2003 performance) and scheduled to vest in 2005 and 2006 will become fully vested as a result of the merger. The value of the restricted stock awarded in 2004 will be paid in cash.

Stock Options. All outstanding stock options will become vested as of the effective time of the merger, including options to purchase an aggregate of 194,673 shares of First Federal common stock held by directors and executive officers that were not previously exercisable. For additional information on the effect of First Federal stock options, see “The Merger—Treatment of Stock Options” above.

Retiree Health. Messrs. Rusch, Price, Duncan and their spouses and dependents will be provided with retiree health care coverage by Associated. Such coverage will be provided by Associated for the executive’s lifetime.

Indemnification and Insurance. In the merger agreement, Associated has agreed to indemnify First Federal’s directors and officers to the fullest extent permissible under First Federal’s Articles of Incorporation, Bylaws or Wisconsin law. In the merger agreement, Associated has also agreed to obtain directors’ and officers’ liability insurance that serves to reimburse the directors and officers of First Federal for any wrongful acts or omissions committed or allegedly committed before the effective time of the merger for a period of six years after the effective time of the merger. However, Associated is not required to expend more than 250% of last year’s annual premium paid by First Federal for its existing directors’ and officers’ liability insurance coverage.

Associated Board of Directors and Advisory Board Positions. The merger agreement provides that as of the effective time of the merger Mr. Rusch will be designated as a Class C director of Associated with a term expiring in 2007 and one independent director of First Federal selected by the nominating and search committee of Associated’s Board of Directors will be designated as a Class B director of Associated with a term expiring in

2006. Mr. Rusch and the independent director will each receive compensation of $50,000 per year for services as a director. Subject to the fiduciary duties of the members of the nominating and search committee of Associated’s Board of Directors, Associated also agreed that the independent director would be nominated for election to another three-year term at the 2006 annual meeting of Associated’s shareholders. The merger agreement also provides that each other member of First Federal’s Board of Directors who so desires will be appointed to one of the advisory boards of Associated.

Continuation of Other Benefits. In the merger agreement, Associated agreed to maintain and continue to fund First Federal’s Director Deferred Compensation Plan, which allows First Federal’s directors to defer receipt of all or a portion of their directors’ fees, and First Federal’s Emeritus Director Program, which provides for an annual payment to retired directors based on the director’s number of years of service and the fees paid to that director while he or she served on First Federal’s Board of Directors. Associated also agreed to provide certain retirement and fringe benefits to which officers whose employment contracts will be terminated would have become entitled through continued employment with First Federal and maintain the supplemental executive retirement benefit established for Thomas W. Schini, one of First Federal’s Directors.

Other Related Party Transactions

In the ordinary course of conducting their banking and financial services businesses, each of Associated, First Federal and their respective subsidiaries and affiliates, may do business and engage in banking transactions with the other party and its subsidiaries and affiliates, which may include but not be limited to interests or participation in loans and interbank advances.

Management After the Merger

In the merger, First Federal will be merged into Associated and the separate corporate existence of First Federal will cease.

The officers and directors of Associated prior to the merger will continue as officers and directors of the surviving corporation. The merger agreement also provides that as of the effective time of the merger Jack C. Rusch, First Federal’s President and Chief Executive Officer, will be designated as a Class C director of Associated with a term expiring in 2007 and one independent director of First Federal selected by the nominating and search committee of Associated’s Board of Directors will be designated as a Class B director of Associated with a term expiring in 2006. See “Additional Information Concerning Associated—Directors of Associated” and “Executive Officers of Associated who are not Directors” for additional information regarding Associated’s current directors and executive officers and see “Additional Information Concerning First Federal—Directors of First Federal” for additional information concerning First Federal’s current directors and executive officers.

THE MERGER AGREEMENT

The following is a brief summary of the material terms of the merger agreement. A complete copy of the merger agreement is attached as Exhibit A to this proxy statement/prospectus and is incorporated in this proxy statement/prospectus. We encourage you to read the entire merger agreement.

The Merger

The merger agreement provides that, following the approval of the merger agreement by the shareholders of First Federal and the satisfaction or waiver of the other conditions to the merger, First Federal will be merged with and into Associated. If the merger agreement is approved by the shareholders of First Federal, the merger will become effective upon the filing of Articles of Merger with the Department of Financial Institutions of the State of Wisconsin.

At the effective time of the merger, each outstanding share of First Federal common stock will be converted into the right to receive either:

1. 0.9525 shares of Associated common stock (you will receive cash for any fractional shares); or

2. cash consideration in an amount equal to the product obtained by multiplying 0.9525 by the closing price of shares of Associated’s common stock on the effective date of the merger.

You may elect stock for all, some or none of your shares and cash for any remainder of your shares. See “The Merger—Procedures for Election of the Form of Merger Consideration.”

Under the merger agreement, the total number of shares of First Federal common stock to be exchanged for cash payments (including cash payments in lieu of fractional shares) in the merger must equal 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger. If the total number of shares of First Federal common stock to be exchanged for cash payments would be greater than 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger consideration, the number of shares of First Federal common stock to be exchanged for cash consideration pursuant to cash elections will be reduced pro rata among the shareholders of First Federal making cash elections based upon the number of shares of First Federal common stock for which each such shareholder has made a cash election to the extent necessary to result in such 10% amount. If the total number of shares of First Federal common stock to be exchanged for cash payments would be less than 10% of the total number of shares of First Federal common stock outstanding immediately prior to the effective time of the merger, the number of shares of First Federal common stock to be converted into shares of Associated common stock pursuant to stock elections will be reduced pro rata among the shareholders of First Federal making stock elections based on the number of shares of First Federal common stock for which each such shareholder has made a stock election to the extent necessary to result in such 10% amount. With regard to the treatment of fractional share interests, see “The Merger—Conversion of Shares; Procedures for Exchange of Certificates; Fractional Shares.”

Representations and Warranties

The merger agreement contains customary representations and warranties relating to, among other things,

•	each of Associated’s and First Federal’s and their respective subsidiaries’ organization and similar corporate matters;

•	the capital structure of each of Associated, First Federal and First Federal’s subsidiaries;

•	authorization, execution, delivery, performance and enforceability of the merger agreement and other related matters;

•	documents filed by Associated with the Securities and Exchange Commission and by First Federal with the Securities and Exchange Commission and federal and state banking authorities and the accuracy of the financial statements and the other information contained in those documents;

•	the accuracy of information supplied by each of Associated and First Federal in connection with this proxy statement/prospectus;

•	compliance with laws including securities, environmental, employment and lending laws;

•	no material pending or threatened litigation except as otherwise disclosed in filings by Associated or First Federal with the Securities and Exchange Commission;

•	filing of tax returns and payment of taxes;

•	matters relating to material contracts and employment contracts of First Federal;

•	matters relating to retirement and other employee benefit plans of First Federal and Associated;

•	the absence of any burdensome contracts, agreements or restrictions;

•	absence of various material changes or events since December 31, 2003;

•	maintenance by First Federal of books of account and accounting controls, loan documentation and disclosure;

•	no action taken that would prevent the merger from qualifying as a reorganization under Section 368(a)(1)(A) of the Code;

•	good title to the properties of First Federal and its subsidiaries, free of liens except as specified;

•	insurance matters relating to First Federal;

•	transactions by First Federal with related parties;

•	matters relating to First Federal’s labor relations; and

•	absence of substandard or related party loans by First Federal’s bank subsidiary.

Conduct of Business Pending the Merger

First Federal. In the merger agreement, First Federal has agreed that prior to the effective time of the merger, unless the prior written consent of Associated has been obtained, First Federal and its subsidiaries will

•	carry on their business only in the usual, regular and ordinary course consistent with past practices;

•	use best efforts to preserve intact their business organization and assets, maintain their rights and franchises, retain the services of their officers and key employees and maintain their relationships with customers;

•	use best efforts to maintain and keep their properties in good repair and condition;

•	use best efforts to keep insurance and bonds in full force and effect;

•	perform in all material respects all obligations under all material contracts, leases, and documents relating to or affecting their assets, properties, and business;

•	purchase and sell securities and other investments in accordance with certain guidelines;

•	comply with certain capital requirements;

•	maintain as of March 31, 2004 and thereafter an aggregate loan loss reserve of not less than 0.54% of period ending loans, excluding overdrafts less than 30 days old, in accordance with generally accepted accounting principles, together with any additions to such reserve required for new problem loans in accordance with generally accepted accounting principles consistently applied;

•	engage in lending activities, extensions of credit and other financing or leasing arrangements in accordance with certain guidelines;

•	maintain a tax reserve of not less than an amount determined in accordance with generally accepted accounting principles consistently applied;

•	take all reasonable steps to assure that any transactions in First Federal’s stock by its affiliates are conducted in accordance with all applicable laws, rules, and regulations;

•	comply in a timely manner with all applicable securities laws and all applicable listing and corporate governance requirements of the Nasdaq Stock Market;

•	notify Associated prior to the commencement of any investigation or the receipt of any complaints regarding violations of law, the Nasdaq listing standards or any code of conduct or ethics applicable to any of First Federal’s directors, officers, or employees and, after consultation with Associated, take all reasonable actions in the conduct of any such investigation or the response to any such allegations; and

•	obtain the consent of Associated prior to furnishing any information to, substantively communicating with or entering into any discussions or negotiations with, the Wisconsin Department of Revenue relating to the income or reallocation to First Federal or any of its subsidiaries of income of a Nevada entity.

First Federal has also agreed that prior to the effective time of the merger, unless the prior written consent of Associated has been obtained, neither First Federal nor its subsidiaries will:

•	grant any general increase in compensation (except in accordance with past practice or as required by law or increases which are not material), effect any change in retirement benefits to any class of employees or officers (unless required by applicable law) which would increase its retirement benefit liabilities, adopt, enter into, amend or modify any employee benefit plan or make any adjustments pursuant to any employee benefit plan, or enter into or amend any employment, severance or similar agreements or arrangements with any directors or officers, other than as is consistent with the normal severance policies;

•	declare or pay any dividend on, or make any other distribution in respect of, its outstanding shares of capital stock, except that First Federal may declare and pay a regular quarterly cash dividend per share not exceeding $0.15 per share;

•	redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants, conversion or other rights to acquire any shares of its capital stock or any such securities or obligations;

•	merge with or into any other corporation or bank, permit any other corporation or bank to merge into it, or consolidate with any other corporation or bank, or effect any reorganization or recapitalization;

•	purchase or otherwise acquire any assets or stock of any corporation, bank, or other business, other than in the ordinary course of its business, consistent with past practice and not in excess of $250,000 individually or in the aggregate;

•	liquidate, sell, dispose of, or encumber any assets or acquire any assets, other than in the ordinary course of its business, consistent with past practice;

•	split, combine, or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

•	issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of any class of its capital stock (including shares held in treasury) or any rights, warrants or options to acquire any such shares;

•	propose or adopt any amendments to its corporate charter or Bylaws in any way materially adverse to Associated;

•	purchase any shares of Associated common stock, except in fiduciary capacities for the account of customers;

•	change any of its methods of accounting in effect at December 31, 2003, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending December 31, 2003, except as may be required by law or generally accepted accounting principles;

•	except for the required loan loss reserve, change any lending, investment, liability management or other material policies concerning the business or operations of First Federal or any of its subsidiaries, in any material respect, organize any new subsidiaries or enter into any new non-banking line of business whether or not permissible under applicable federal or state law, or make any material changes in its operations;

•	incur or assume any material obligation or liability, except for deposit liabilities in the ordinary course of business;

•	assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingent or otherwise) for the obligations of any other person or entity;

•	mortgage, license, pledge or grant a security interest in any of its material assets or allow to exist any material lien thereon (except for immaterial liabilities and obligations incurred in the ordinary course of business consistent with past practices or as may be required under existing agreements to which First Federal or any of its subsidiaries, including bank subsidiaries, is a party);

•	acquire assets in excess of $250,000 in the aggregate, excluding loans to customers and investments permitted under the merger agreement;

•	pay, discharge, or satisfy any debts or claims not in the ordinary course of business and consistent with past practices;

•	settle any claim, action, suit, litigation, proceeding, arbitration, investigation or controversy of any kind, for any amount in excess of $250,000 or in any manner which would restrict in any material respect the operations or business of First Federal or any of its subsidiaries;

•	purchase any new financial product or instrument which involves entering into a contract with a term of six months or longer, excluding loans to customers and investments permitted above;

•	take any action or fail to take any action which individually or in the aggregate can be expected to have a material adverse effect on First Federal or any of its subsidiaries, taken as a whole;

•	contribute to any pension plan, welfare plan or some other fringe benefit plan an amount larger than the amount contributed to the plan for the previous year unless such amount does not exceed $500,000 in the aggregate with respect to all plans during any 12-month period (both contributions being determined as a percentage of compensation paid to participants), except as required by law;

•	effect a change, directly or indirectly, or enter into any agreement, directly or indirectly, which would result in a change in any insurance policy or benefit including, but not limited to, entering into or purchasing any new insurance policies, disposing of any insurance policies, changing the nature or scope of any interest in any existing policies, or making additional contributions to any insurance policy, except to keep the policy in force;

•	enter into material related party transactions;

•	amend, modify, renegotiate, or change any material agreement, contract, commitment, obligation, or other instrument; or

•	pay any assessment by the Wisconsin Department of Revenue, or enter into any agreement, substantive discussions, negotiations, settlement or compromise, relating to the income or reallocation to First Federal or any of its subsidiaries of income of a Nevada entity.

Associated. In the merger agreement, Associated has agreed that prior to the effective time of the merger, unless the prior written consent of First Federal has been obtained, Associated and its subsidiaries will

•	operate its business only in the usual, regular, and ordinary course consistent with past practices and maintain its corporate existence in good standing and maintain all books and records in accordance with accounting principles and practices as utilized in Associated’s financial statements applied on a consistent basis;

•	conduct its business in a manner that does not violate any law, except for possible violations which individually or in the aggregate do not or will not have a material adverse effect on Associated;

•	use its best efforts to comply in a timely manner with all applicable requirements of securities laws and all applicable listing and corporate governance requirements of Nasdaq;

•	notify First Federal prior to the commencement of any investigation or the receipt of any complaints regarding violations of law, the Nasdaq listing standards or any code of conduct or ethics applicable to any of Associated’s directors, officers, or employees and take all reasonable actions in the conduct of any such investigation or the response to any such allegations;

•	not declare or pay any extraordinary or special cash or preferred stock dividends or special cash or preferred stock distributions with respect to shares of Associated common stock;

•	not propose or adopt any amendments to its Articles of Incorporation or Bylaws in any way materially adverse to First Federal, except as disclosed in reports previously filed by Associated with the Securities and Exchange Commission; and

•	will remain “well-capitalized” under applicable regulatory capital guidelines.

No Solicitation of Competing Transactions

The merger agreement provides that First Federal and its subsidiaries will not initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to any Competing Transaction (as defined below) or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any competing transaction, or authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to take any such action. However, the Board of Directors of First Federal is not prohibited from furnishing or permitting any of its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other representatives to furnish information to any party if the Board of Directors of First Federal, after consultation with independent legal counsel, determines in good faith that such action is reasonably required for the Board of Directors of First Federal to comply with its fiduciary duties in accordance with Wisconsin law, if prior to furnishing such information, First Federal provides Associated with seven days’ notice, and if prior to furnishing information to such party, First Federal receives from such party an executed confidentiality agreement in reasonably customary form.

For purposes of the merger agreement, a “Competing Transaction” means any of the following involving First Federal or any of First Federal’s subsidiaries:

•	any merger, consolidation, share exchange, business combination or other similar transaction;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of assets in a single transaction or series of transactions, excluding from the calculation of such percentage any such transactions undertaken in the ordinary course of business and consistent with past practice;

•	any sale of 10% or more of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock);

•	any tender offer or exchange offer for 10% or more of outstanding shares of capital stock;

•	any solicitation of proxies in opposition to approval by First Federal’s shareholders of the merger;

•	the filing of an acquisition application (or the giving of acquisition notice) whether in draft or final form under the Bank Holding Company Act, the Home Owner’s Loan Act or the Change in Bank Control Act with respect to First Federal or its subsidiaries;

•	any person acquires beneficial ownership or the right to acquire beneficial ownership of, or any “group” (as such term is defined under Section 13(d) of the Securities Exchange Act and the rules and regulations promulgated thereunder) is formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock of First Federal; or

•	any public announcement of a proposal, plan or intention to do any of the foregoing.

Conditions to Completion of the Merger

Conditions to Both Parties’ Obligations. The obligations of Associated and First Federal to complete the merger are subject to the following conditions:

•	the merger agreement must be approved by the requisite vote of the holders of shares of First Federal common stock;

•	the Registration Statement of which this proxy statement/prospectus is a part must be declared effective by the Securities and Exchange Commission under the Securities Act, no stop order suspending the effectiveness of the Registration Statement may be issued and Associated must have received all other federal and state securities permits and authorizations necessary to issue Associated common stock under the merger agreement;

•	the merger must be approved by the Federal Reserve Board and all other required regulatory agencies, which approvals may not contain any condition which is not reasonably satisfactory to Associated or First Federal, and any waiting periods with respect to the merger must have expired (all such approvals have been obtained and all waiting periods have expired); and

•	there may not be any injunction or restraining order preventing completion of the merger.

Additional Conditions to Associated’s Obligations. Associated’s obligation to complete the merger is subject to the following additional conditions (any of which may be waived by Associated):

•	the representations and warranties of First Federal in the merger agreement must be true and correct in all respects except to the extent the failure of First Federal’s representations and warranties to be so true and correct, individually or in the aggregate, results in a material adverse effect on First Federal, First Federal must have performed in all material respects all agreements and covenants required to be performed by it under the merger agreement, and First Federal must have obtained all material consents and approvals required to complete the merger;

•	there must not be any pending action, proceeding or investigation before any court or administrative agency or by any government agency or any other person (1) challenging or seeking material damages in connection with the merger, or the conversion of shares of First Federal common stock into the merger consideration pursuant to the merger, or (2) seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by Associated or its subsidiaries of all or any portion of the business or assets of First Federal or any of its subsidiaries, which in either case is reasonably likely to have a material adverse effect on either First Federal or Associated;

•	Associated must receive the opinion of legal counsel to Associated that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code (see “The Merger—Material Federal Income Tax Consequences,” above);

•	Associated must receive the opinion of legal counsel to First Federal regarding certain issues under the Securities Act and state corporate law;

•	Associated must not receive a written environmental evaluation by Associated’s environmental consultant of First Federal’s real property evidencing that capital improvements in excess of $3,000,000, individually or in the aggregate, are reasonably required to maintain compliance with all environmental laws or there are contingent liabilities in excess of $3,000,000, individually or in the aggregate, affecting First Federal’s real property arising under environmental laws or under environmental permits;

•	First Federal’s bank subsidiaries must provide to Associated evidence that each of First Federal’s bank subsidiaries has achieved a satisfactory rating and performance under the Community Reinvestment Act;

•	since the date of the merger agreement, no event may have occurred which has had or may reasonably be expected to have a material adverse effect on First Federal;

•	First Federal’s filings of periodic reports with the Securities and Exchange Commission must contain all certifications and statements required under the Sarbanes-Oxley Act without any qualifications, exceptions or limitations;

•	Associated’s due diligence review must not find any significant deficiencies or material weaknesses in the design or operation of First Federal’s internal control over financial reporting which are reasonably likely to adversely affect First Federal’s ability to record, process, summarize, or report financial information in accordance with generally accepted accounting principals or any failure of First Federal’s internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting or the preparation of financial statements in accordance with generally accepted accounting principles;

•	the total amount of shares of Associated common stock to be issued in the merger, including shares of Associated common stock subject to any options assumed by Associated in the merger, must not exceed 20% of the issued and outstanding shares of Associated common stock on the date of the merger agreement; and

•	six executive officers of First Federal must enter into an employment or consulting agreement, a noncompete agreement and a separation agreement and general release; provided, however, that this condition may be deemed to be satisfied as to any executive officer who does not enter into all of such agreements if, prior to the effective time of the merger, First Federal terminates that executive officer’s employment.

Additional Conditions to First Federal’s Obligations. First Federal’s obligation to complete the merger is subject to the following additional conditions (any of which may be waived by First Federal):

•	the representations and warranties of Associated in the merger agreement must be true and correct in all respects except to the extent that any failure of Associated’s representations and warranties to be so true and correct does not, individually or in the aggregate, result in a material adverse effect on Associated, Associated must have performed in all material respects all agreements and covenants required to be performed by it under the merger agreement, and Associated must have obtained all material consents and approvals required to complete the merger;

•	there must not be any pending action, proceeding or investigation before any court or administrative agency or by any government agency or any other person (1) challenging or seeking material damages in connection with the merger, or the conversion of First Federal common stock into the merger consideration pursuant to the merger, or (2) seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by Associated or its subsidiaries of all or any portion of the business or assets of First Federal or any of its subsidiaries, which in either case is reasonably likely to have a material adverse effect on either First Federal or Associated;

•	First Federal must have received the opinion of legal counsel to Associated that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code (see “The Merger—Material Federal Income Tax Consequences,” above);

•	First Federal must have received the opinion of legal counsel to Associated regarding certain issues under the Securities Act and state corporate law;

•	since the date of the merger agreement, no event may have occurred which has had or may reasonably be expected to have a material adverse effect on Associated; and

•	Associated’s filings of periodic reports with the Securities and Exchange Commission must contain all certifications and statements required under the Sarbanes-Oxley Act without any qualifications, exceptions or limitations.

Termination

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of the matters presented in connection with the merger by the shareholders of First Federal:

1. by mutual consent of Associated and First Federal;

2. by either First Federal or Associated if (a) there has been a breach in any material respect of any representation, warranty, covenant or agreement on the part of the other party set forth in the merger agreement, or (b) any representation or warranty of the other party has been discovered to have become untrue in any material respect, in either case which breach or other condition has not been cured within 15 business days following receipt by the nonterminating party of notice of such breach or other condition, provided that the merger agreement may not be terminated by the breaching party or party making any representation or warranty which has become untrue in any material respect;

3. by either Associated or First Federal if any permanent injunction preventing the consummation of the merger has become final and nonappealable;

4. by either Associated or First Federal if the Federal Reserve Board or any other regulatory authority denies approval of the merger and neither Associated nor First Federal has, within 30 days after the entry of such order denying approval, filed a petition seeking review of such order as provided by applicable law;

5. by either Associated or First Federal if the merger has not been completed by December 31, 2004, provided that the date will be extended to April 30, 2005 if the merger is not completed by December 31, 2004 solely due to either (a) the failure of the Securities and Exchange Commission to clear this proxy statement/prospectus for mailing a sufficient time before December 31, 2004 or (b) the failure to obtain all required governmental approvals a sufficient time before December 31, 2004, for a reason other than the failure of the terminating party to comply with its obligations under the merger agreement;

6. by Associated or First Federal if all of the conditions to the terminating party’s obligation to complete the merger have not been satisfied on or before December 31, 2004, provided that the date will be extended to April 30, 2005 if the merger is not completed by December 31, 2004 solely due to either (a) the failure of the Securities and Exchange Commission to clear this proxy statement/prospectus for mailing a sufficient time before December 31, 2004 or (b) the failure to obtain all required governmental approvals a sufficient time before December 31, 2004;

7. by Associated, if First Federal’s Board of Directors withdraws or modifies or changes in a manner adverse to the interests of Associated its recommendation to First Federal shareholders to vote in favor of the merger, makes any recommendation with respect to a Competing Transaction (including making no recommendation or stating an inability to make a recommendation), other than a recommendation to reject such Competing Transaction, or takes any action prohibited by First Federal’s covenant described under “The Merger Agreement—No Solicitation of Competing Transactions” above;

8. by Associated if, prior to the effective time of the merger, a Competing Transaction occurs or First Federal enters into any agreement to engage in a Competing Transaction; or

9. by Associated if First Federal fails (a) to hold a special meeting of shareholders to approve the merger agreement, (b) to solicit the approval of the merger agreement by its shareholders by mailing or delivering this proxy statement/prospectus or (c) to use its best efforts to obtain the approval of the merger agreement by its shareholders.

First Federal also has the right to terminate the merger agreement based upon the performance of the market price of shares of Associated common stock after April 27, 2004, the date of the merger agreement. Under this provision of the merger agreement, First Federal may terminate the merger agreement if:

•	the average closing price of shares of Associated common stock over the ten trading day period ending three trading days prior to the scheduled effective time of the merger is less than $23.91 per share; and

•	the number obtained by dividing the average closing price of shares of Associated common stock over the ten trading day period ending three trading days prior to the scheduled effective time of the merger by $23.91 is less than the number obtained by dividing average closing prices of an index of selected peer group stocks over the ten day trading period ending three trading days prior to the effective time of the merger by the average closing prices of such index on April 27, 2004 and subtracting 0.15 from such quotient.

If First Federal’s right to terminate the merger agreement under this provision is triggered, Associated may offer to increase the exchange ratio to compensate for the lower value of shares of Associated common stock and First Federal may either accept Associated’s offer and complete the merger or terminate the merger agreement. If Associated does not make such an offer, termination of the merger agreement under this provision is at First Federal’s option and First Federal may still elect to complete the merger if this provision is triggered.

The companies included in the index of selected peer group stocks consist of the following:

Marshall & Ilsley

TCF Financial Corporation

Mercantile Bankshares Corporation

Commerce Bancshares, Inc.

City National Corporation

BOK Financial Corporation

Fulton Financial Corporation

Sky Financial Group Inc.

Cullen/Frost Bankers, Inc.

FirstMerit Corporation

First Midwest Bancorp, Inc.

Old National Bancorp

Citizens Banking Corp.

Huntington Bancshares

UMB Financial

Hibernia

Banknorth

Valley National

Webster Financial

Zions Bancorporation

In the event of termination of the merger agreement by either First Federal or Associated, other than as a result of a breach by the nonterminating party or as described under “The Merger—Termination Fee” below, each party will pay its own expenses and the merger agreement will become void and there will be no liability or obligation on the part of Associated or First Federal other than under specified provisions of the merger agreement dealing with confidential treatment of non-public information. In the event of termination of the merger agreement by a breach, in addition to other remedies at law or equity for breach, the party to have breached will reimburse the non-breaching party’s expenses under the merger agreement.

Termination Fee

First Federal must pay Associated a termination fee of $20,000,000 if the merger agreement is terminated under any of the following circumstances:

•	the merger agreement is terminated by Associated because (a) First Federal makes any recommendation with respect to a Competing Transaction (including making no recommendation or stating an inability to make a recommendation), other than a recommendation to reject such Competing Transaction, (b) First Federal takes any action prohibited by First Federal’s covenant described under “The Merger Agreement—No Solicitation of Competing Transactions” above, or (c) a Competing Transaction occurs or First Federal enters into any agreement to engage in a Competing Transaction;

•	a proposal for a Competing Transaction is received and thereafter the merger agreement is not approved by First Federal’s shareholders and a Competing Transaction is completed or a definitive agreement is entered into by First Federal relating to a Competing Transaction within 18 months after the termination of the merger agreement; or

•	the merger agreement is terminated by Associated relating to a material breach by First Federal or because First Federal has failed to hold a special meeting of shareholders to approve the merger agreement, to solicit the approval of the merger agreement by its shareholders by mailing or delivering this proxy statement/prospectus or to use its best efforts to obtain the approval of the merger agreement by its shareholders, the merger agreement is terminated by First Federal otherwise than in accordance with its right to do so under the merger agreement or First Federal fails to complete the merger in breach of its obligations under the merger agreement to do so and in each such case a proposal for a Competing Transaction was received on or prior to the date of such termination or breach, and a Competing Transaction is completed or a definitive agreement is entered into by First Federal relating to a Competing Transaction within 18 months after the termination of the merger agreement.

First Federal agreed to this termination fee arrangement as a condition of Associated entering into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire First Federal.

Amendment and Waiver

The merger agreement may be amended at any time prior to the effective time by action taken or authorized by the respective Boards of Directors of Associated and First Federal, except that after the merger agreement has been approved by the shareholders of First Federal, no amendment may be entered into which would reduce the amount or change the consideration into which each share of First Federal common stock will be converted upon completion of the merger without further shareholder approval. At any time prior to the effective time, either of the parties to the merger agreement may extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement and waive compliance with any of the agreements or conditions contained in the merger agreement.

ADDITIONAL INFORMATION CONCERNING ASSOCIATED

General

Associated is a registered bank holding company pursuant to the Bank Holding Company Act. It was incorporated in Wisconsin in 1964 and was inactive until 1969 when permission was received from the Board of Governors of the Federal Reserve System to acquire three banks. Associated currently owns three commercial banks located in Illinois, Minnesota and Wisconsin serving their local communities and, measured by total assets held at June 30, 2004, was the second largest commercial bank holding company headquartered in Wisconsin. As of June 30, 2004, Associated owned 22 nonbanking subsidiaries and affiliates located in Arizona, California, Illinois, Nevada, and Wisconsin.

Associated provides advice and specialized services to its banks and nonbank subsidiaries in various areas of banking policy and operations, including auditing, data processing, marketing/advertising, investing, legal/compliance, personnel services, trust services, risk management, facilities management, security, purchasing, treasury, finance, accounting, and other financial services functionally related to banking. Responsibility for the management of the Associated subsidiaries and affiliates remains with their respective Boards of Directors and officers. Services rendered to the Associated subsidiaries and affiliates by Associated are intended to assist the local management of the Associated subsidiaries and affiliates to expand the scope of services offered by them. At June 30, 2004, bank subsidiaries and affiliates of Associated provided services through more than 217 locations in approximately 151 communities.

Associated, through the Associated subsidiaries and affiliates, provides a complete range of banking services to individuals and businesses. These services include checking, savings, and money market deposit accounts, business, personal, educational, residential, and commercial mortgage loans, MasterCard, VISA, and other consumer-oriented financial services, including IRA and Keogh accounts, Health Savings Accounts, and safe deposit and night depository facilities. Automated Teller Machines (ATMs), which provide 24-hour banking services to customers of the Associated subsidiaries and affiliates, are installed in many locations in the Associated subsidiaries’ and affiliates’ service areas. The Associated subsidiaries and affiliates are members of an interstate shared ATM network, which allows their customers to perform banking transactions from their checking, savings, or credit card accounts at ATMs in a multi-state environment. Among the services designed specifically to meet the needs of businesses are various types of specialized financing, cash management services, and transfer/collection facilities.

The Associated subsidiaries and affiliates provide lending, depository, and related financial services to individual, commercial, industrial, financial, and governmental customers. Term loans, revolving credit arrangements, letters of credit, inventory and accounts receivable financing, real estate construction lending, and international banking services are available.

Additional emphasis is given to noncredit services for commercial customers, such as advice and assistance in the placement of securities, corporate cash management, and financial planning. Associated subsidiaries and affiliates make available check clearing, safekeeping, loan participations, lines of credit, portfolio analyses, and other services to approximately 120 correspondent financial institutions.

A trust company subsidiary and an investment management subsidiary offer a wide variety of fiduciary, investment management, advisory, and corporate agency services to individuals, corporations, charitable trusts, foundations, and institutional investors. They also administer (as trustee and in other fiduciary and representative capacities) pension, profit sharing, and other employee benefit plans, and personal trusts and estates.

Investment subsidiaries provide discount and full-service brokerage services, including the sale of fixed and variable annuities, mutual funds, and securities, to the Associated subsidiaries’ and affiliates’ customers and the general public. Insurance subsidiaries provide commercial and individual insurance services and engage in reinsurance. Various life, property, casualty, credit, and mortgage insurance products are available to the subsidiaries’ and affiliates’ customers and the general public. Two investment subsidiaries located in Nevada hold, manage, and trade cash, stocks, and securities transferred from the Associated subsidiaries and affiliates and reinvest investment income. Three additional investment subsidiaries formed in Nevada and headquartered and domiciled in the Cayman Islands provide investment services for their parent bank, as well as provide management of their respective Real Estate Investment Trust (REIT) subsidiaries.

The Associated subsidiaries and affiliates also provide mortgage banking services, including the origination, servicing, and warehousing of mortgage loans, and the sale of such loans to investors. The primary focus is on commercial and one- to four-family residential and multi-family properties, which are generally salable into the secondary mortgage market. Nearly all long-term, fixed-rate real estate mortgage loans generated are sold in the secondary market and to other financial institutions, with the subsidiaries and affiliates retaining the servicing of those loans. In addition to real estate loans, the Associated subsidiaries and affiliates originate and/or service consumer loans, credit card loans, and student loans.

Associated and the Associated subsidiaries and affiliates are not dependent upon a single or a few customers, the loss of which would have a material adverse effect on Associated. No material portion of the business of Associated, its affiliates, or its subsidiaries is seasonal.

At June 30, 2004, Associated and the Associated subsidiaries and affiliates, as a group, employed 4,019 full-time equivalent employees.

Supervision and Regulation

Financial institutions are highly regulated both at the federal and state level. Numerous statutes, rules and regulations presently affect the business of Associated.

As a registered bank holding company under the Bank Holding Company Act, Associated and its nonbanking subsidiaries and affiliates are regulated and supervised by the Board of Governors of the Federal Reserve System. The nationally chartered bank subsidiaries of Associated are supervised and examined by the Comptroller of the Currency. The sole state chartered bank subsidiary is supervised and examined by the applicable Illinois state banking agency. All subsidiaries and affiliates of Associated that accept insured deposits are subject to examination by the Federal Deposit Insurance Corporation.

The Gramm-Leach-Bliley Act of 1999 made major amendments to the Bank Holding Company Act. The amendments, among other things, allow qualifying bank holding companies to engage in activities that are financial in nature and that explicitly include the underwriting and sale of insurance. The Bank Holding Company Act’s provisions governing the scope and manner of the Federal Reserve Board’s supervision of bank holding companies, the manner in which activities may be found to be financial in nature, and the extent to which state laws on insurance will apply to insurance activities of banks and bank subsidiaries were also amended. The Federal Reserve Board has issued regulations implementing these provisions. The Bank Holding Company Act, as amended, allows for the expansion of activities by banking organizations and permits consolidation among financial organizations generally. Associated is required to act as a source of financial strength to each of its subsidiaries and affiliates pursuant to which it may be required to commit financial resources to support such subsidiaries and affiliates in circumstances when, absent such requirements, it might not do so. The Bank Holding Company Act also requires the prior approval of the Federal Reserve Board to enable Associated to acquire direct or indirect control of more than five percent of any class of voting shares of any bank or bank holding company. The Bank Holding Company Act further regulates Associated’s activities, including requirements and limitations relating to capital, transactions with officers, directors and affiliates, securities issuances, dividend payments, inter-affiliate liabilities, extensions of credit, and expansion through mergers and acquisitions.

The federal regulatory authorities have broad authority to enforce the regulatory requirements imposed on Associated. In particular, the Financial Institutions Reform, Recovery and Enforcement Act of 1989 and the

Federal Deposit Insurance Corporation Improvement Act of 1991, and their implementing regulations, carry greater enforcement powers. Under the Federal Deposit Insurance Corporation Improvement Act, all commonly controlled Federal Deposit Insurance Corporation insured depository institutions may be held liable for any loss incurred by the Federal Deposit Insurance Corporation resulting from a failure of, or any assistance given by the Federal Deposit Insurance Corporation to, any commonly controlled institutions. Pursuant to provisions under the Federal Deposit Insurance Corporation Improvement Act, the federal regulatory agencies have broad powers to take prompt corrective action if a depository institution fails to maintain required capital levels. Prompt corrective action may include, without limitation, restricting the ability of Associated to pay dividends, restricting acquisitions or other activities, and placing limitations on asset growth.

Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, an adequately capitalized and well-managed bank holding company may acquire banks in states other than its home state without regard to the permissibility of such acquisitions under state law, but remain subject to state requirements that a bank has been organized and operating for a period of time. Subject to other restrictions, the Riegle-Neal Act also authorized banks to merge across state lines to create interstate branches. The Riegle-Neal Amendments Act of 1997 provides guidance on the application of host state laws to any branch located outside the host state.

The Federal Deposit Insurance Corporation maintains the Bank Insurance Fund and the Savings Association Insurance Fund by assessing depository institutions an insurance premium twice a year. The amount each institution is assessed is based both on the balance of insured deposits held during the preceding two quarters, as well as on the degree of risk the institution poses to the insurance fund. The Federal Deposit Insurance Corporation assesses higher rates on those institutions that pose greater risks to the insurance funds. Effective April 1, 2000, the Federal Deposit Insurance Corporation Board of Directors adopted revisions to the Federal Deposit Insurance Corporation’s regulation governing deposit insurance assessments which it believes enhance the present system by allowing institutions with improving capital positions to benefit from the improvement more quickly while requiring those whose capital is failing to pay a higher assessment sooner. The Federal Deposit Insurance Act governs the authority of the Federal Deposit Insurance Corporation Board to set Bank Insurance Fund and the Savings Association Insurance Fund assessment rates and directs the Federal Deposit Insurance Corporation Board to establish a risk-based assessment system for insured depository institutions and set assessments to the extent necessary to maintain the reserve ratio at 1.25%.

The banking subsidiaries of Associated are subject to periodic Community Reinvestment Act (CRA) review by their respective primary federal regulators. Associated Bank, National Association, underwent a CRA examination by the Comptroller of the Currency on November 10, 2003, for which it received a Satisfactory rating. Associated Bank Chicago underwent a CRA examination by the Federal Deposit Insurance Corporation on December 1, 2003, and received a Satisfactory rating. Associated Bank Minnesota, National Association, formerly known as Signal Bank, National Association, underwent a CRA examination by the Comptroller of Currency on October 2, 2000, for which it received a Satisfactory rating. Prior to its merger with Signal Bank, Associated Bank Minnesota had a CRA examination by the Federal Deposit Insurance Corporation for which it received an Outstanding rating.

In 2001, Congress enacted the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA Patriot Act). The USA Patriot Act is designed to deny terrorists and criminals the ability to obtain access to the United States’ financial system and has significant implications for depository institutions, brokers, dealers, and other businesses involved in the transfer of money. The USA Patriot Act mandates financial services companies to implement additional policies and procedures with respect to additional measures designed to address any or all of the following matters: money laundering, terrorist financing, identifying and reporting suspicious activities and currency transactions, and currency crimes.

The Sarbanes-Oxley Act of 2002 addresses, among other things, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. The New York Stock Exchange and NASDAQ submitted corporate governance rules to the Securities and Exchange Commission which were approved on November 4, 2003. These changes are intended to allow stockholders to monitor the performance of companies and directors more easily and efficiently. Effective August 29, 2002, as prescribed by Sections 302(a) and 906 (effective July 29, 2002) of the Sarbanes-Oxley Act, Associated’s chief executive officer and chief financial officer each are required to certify that Associated’s quarterly and annual reports do not contain any untrue statement of a material fact. Section 404 of the Sarbanes-Oxley Act, which does not become effective until the end of 2004, requires that the Chief Executive Officer and Chief Financial Officer certify that they (i) are responsible for establishing, maintaining, and regularly evaluating the effectiveness of Associated’s internal controls; (ii) have made specified disclosures to Associated’s auditors and the audit committee of Associated’s Board of Directors about Associated’s internal controls; and (iii) have included information in Associated’s quarterly and annual reports about their evaluation and whether there have been significant changes in Associated’s internal controls or in other factors that could significantly affect internal controls subsequent to such evaluation. The requirements under the Sarbanes-Oxley Act will not result in any significant changes to Associated’s current processes and procedures, and Associated is prepared to implement any changes necessary within the specified timeframe. At its January 22, 2003, and April 23, 2003, meetings, Associated’s Board of Directors approved a series of actions to strengthen its corporate governance practices, including the adoption of a Code of Ethics for Directors and Executive Officers, the establishment of a toll-free ethics hotline (i.e., “whistle blower”), Corporate Governance Guidelines, and the revision of the following charters: Audit Committee, Administrative Committee, Nominating and Search Committee, and Corporate Development Committee.

The laws and regulations to which Associated is subject are constantly under review by Congress, the federal regulatory agencies, and the state authorities. These laws and regulations could be changed drastically in the future, which could affect the profitability of Associated, its ability to compete effectively, or the composition of the financial services industry in which Associated competes.

Government Monetary Policies and Economic Controls

The earnings and growth of the banking industry and Associated are affected by the credit policies of monetary authorities, including the Federal Reserve System. An important function of the Federal Reserve System is to regulate the national supply of bank credit in order to combat recession and curb inflationary pressures. Among the instruments of monetary policy used by the Federal Reserve System to implement these objectives are open market operations in U.S. government securities, changes in reserve requirements against member bank deposits, and changes in the Federal Reserve discount rate. These means are used in varying combinations to influence overall growth of bank loans, investments, and deposits, and may also affect interest rates charged on loans or paid for deposits. The monetary policies of the Federal Reserve System authorities have had a significant effect on the operating results of commercial banks in the past and are expected to continue to have such an effect in the future.

In view of changing conditions in the national economy and in the money markets, as well as the effect of credit policies by monetary and fiscal authorities, including the Federal Reserve System, no prediction can be made as to possible future changes in interest rates, deposit levels, and loan demand, or their effect on the business and earnings of Associated.

Properties

Associated’s headquarters are located in the Village of Ashwaubenon, Wisconsin, in a leased facility with approximately 30,000 square feet of office space. The space is subject to a five-year lease with two consecutive five-year extensions.

At June 30, 2004, Associated’s bank subsidiaries occupied 217 offices in 151 different communities within Illinois, Minnesota and Wisconsin. The main office of Associated Bank, National Association is owned. Associated’s bank subsidiary main offices in downtown Chicago and Minneapolis are located in the lobbies of multistory office buildings. Most bank subsidiary branch offices are freestanding buildings that provide adequate customer parking, including drive-through facilities of various numbers and types for customer convenience.

Some bank subsidiaries also have branch offices in supermarket locations or in retirement communities. In addition, Associated owns other real property that, when considered in the aggregate, is not material to its financial position.

Legal Proceedings

In the ordinary course of business, Associated may be named as defendant in or be a party to various pending and threatened legal proceedings. In view of the intrinsic difficulty in ascertaining the outcome of such matters, Associated cannot state what the eventual outcome of any such proceeding will be. Management believes that liabilities arising out of any such proceedings (if any) will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of Associated.

Directors of Associated

Class A Directors, Terms Expiring April 2005

Ruth M. Crowley has been a director of Associated since February 2004. She is Vice President, General Merchandise, of Harley-Davidson Motor Company, a major US maker of motorcycles, a position she has held since 2000. From 1998 to 2000, she was Senior Vice President—Retail and Recreation Group, for Universal Studios in California, and has held management positions in many retail sectors of the retail industry since 1985. Age: 44.

William R. Hutchinson has been a director of Associated since April 1994. He is President of W. R. Hutchinson & Associates, Inc., an energy industry consulting company. Previously, he was Group Vice President, Mergers & Acquisitions, of BP Amoco p.l.c. from January 1999 to April 2001 and had held the positions of Vice President, Financial Operations, Treasurer, Controller, and Vice President-Mergers, Acquisitions & Negotiations of Amoco Corporation, Chicago, Illinois, between 1981 and January 1999. He has been a director of Associated Bank Chicago, an affiliate of Associated, since 1981. Mr. Hutchinson also serves as an independent director of 42 open- and closed-end funds in the Citi Group Fund Complex. Age: 61.

John C. Seramur has been a director and Vice Chairman of Associated since October 1997. He is presently retired. He was President, Chief Executive Officer, and Chief Operating Officer of First Financial Corporation, a thrift holding company that merged with Associated in 1997, and its subsidiary, First Financial Bank, from 1966 to 1998. Mr. Seramur also serves as a director of Vita Food Products, Inc. Age: 61.

Class B Directors, Terms Expiring April 2006

Harry B. Conlon has been a director of Associated since 1975. He is presently retired. He served as non-executive Chairman of the Board of Associated from April 2000 to January 2003. He served as Chairman of the Board and Chief Executive Officer of Associated from 1998 to 2000. He was Chairman of the Board, President, and Chief Executive Officer of Associated from 1987 to 1998 and was President and Chief Executive Officer from 1975 to 1987. Age: 69.

Ronald R. Harder has been a director of Associated since July 1991. He has been the President and Chief Executive Officer of Jewelers Mutual Insurance Company, Neenah, Wisconsin, since 1982 and has been an officer since 1973. Jewelers Mutual Insurance Company is a mutual insurance company providing insurance coverage nationwide for jewelers in retail, wholesale, and manufacturing, as well as personal jewelry insurance coverage for individuals. Age: 61.

J. Douglas Quick has been a director of Associated since July 1991. He has been President and Chief Executive Officer of Lakeside Foods, Inc., Manitowoc, Wisconsin, since 1986. Lakeside Foods, Inc. is a food processor of a diverse line of food products sold throughout the United States and the world. Age: 58.

Class B Director, Term Expiring April 2005

Karen T. Beckwith has been a director of Associated since May 2004. She is President and Chief Executive Officer of Gelco Information Network, a privately held provider of transactions and informational processing systems to corporations and government agencies, based in Eden Prairie, Minnesota. She joined Gelco Information Network in 1999 as the Chief Financial Officer and later served as Chief Operating Officer of Gelco Information Network’s Trade Management Group, a division of Gelco Information Network, and was named is President and Chief Financial Officer in 2001. In January 2003, she was named President and Chief Financial Officer of Gelco Information Network. Before joining Gelco, she was with Ceridian Employer Services. She also served as Corporate Controller for Deluxe Corp., and as an auditor with the accounting firm of Deloitte, Haskins & Sells in Minneapolis. Age: 44.

Class C Directors, Terms Expiring in April 2007

Robert C. Gallagher has been a director of Associated since January 1982. He has served as Chairman of the Board of Associated since April 2003 and he served as Chairman, President, and Chief Executive Officer of Associated from January 2003 to April 2003. He served as President and Chief Executive Officer of Associated from April 2000 to January 2003, as President and Chief Operating Officer of Associated from October 1998 to April 2000, as Vice Chairman of Associated from July 1996 to April 1999, and as Executive Vice President from January 1982 to April 1999. Mr. Gallagher also serves as a director of WPS Resources Corporation. Age: 66.

John C. Meng has been a director of Associated since January 1991. He has served as Chairman of the Board of Schreiber Foods, Inc., Green Bay, Wisconsin, since October 1999. Schreiber Foods, Inc. markets cheese products to the food service industry and national retailers. He has served as a director of Schreiber Foods, Inc. since 1978 and as an officer since 1974, including Chairman, President, and Chief Executive Officer from May 1999 to October 1999, President and Chief Executive Officer from December 1989 to May 1999, and President and Chief Operating Officer from 1985 to 1989. Mr. Meng also serves as a director of WPS Resources Corporation. Age: 60.

Paul S. Beideman has been Chief Executive Officer and President of Associated Banc-Corp since April 28, 2003. He has served on the Board since July 2003. He came to Associated from Mellon Financial Corp in Philadelphia, where he most recently served as chairman of Mellon Financial Corp.’s Mid-Atlantic Region. He has 32 years of banking experience, the last 13 in senior executive positions with Mellon. He has been President and a director of Associated Bank, National Association, an affiliate of Associated, since July 2003. Age: 54.

Executive Officers of Associated who are not Directors

The following is a list of names and ages of executive officers of Associated indicating all positions and offices held by each such person and each such person’s principal occupation(s) or employment during the past five years. The Date of Election refers to the date the person was first elected an executive officer of Associated. Officers are appointed annually by the Board of Directors at the meeting of directors immediately following the Annual Meeting of Shareholders. There are no family relationships among these officers nor any arrangement or understanding between any officer and any other person pursuant to which the officer was selected. No person other than those listed below has been chosen to become an executive officer of Associated.

Name	Offices and Positions Held	Date of Election
Brian R. Bodager Age: 49	Chief Administrative Officer, General Counsel, and Corporate Secretary of Associated Banc-Corp; Director of Associated Bank, National Association (subsidiary); Director of Associated Bank Minnesota, National Association (subsidiary); Executive Vice President, Secretary, and Director of Associated Trust Company, National Association (subsidiary); Chairman of the Board, Associated Financial Group, LLC (subsidiary)	July 22, 1992

Name	Offices and Positions Held	Date of Election
Mark J. McMullen Age: 56	Director, Wealth Management, of Associated Banc-Corp; Director of Associated Bank, National Association (subsidiary); Chairman and Chief Executive Officer of Associated Trust Company, National Association (subsidiary); Director Associated Financial Group, LLC (subsidiary)	June 2, 1981

Donald E. Peters Age: 55	Director, Systems and Operations, of Associated Banc-Corp; Director of Associated Bank, National Association (subsidiary); Director of Associated Bank Minnesota, National Association (subsidiary); Director of Associated Trust Company, National Association (subsidiary); Chairman of the Board of Associated Mortgage, Inc. (subsidiary)	October 27, 1997

Joseph B. Selner Age: 57	Chief Financial Officer of Associated Banc-Corp; Director of Associated Bank, National Association (subsidiary); Director of Associated Bank Minnesota, National Association (subsidiary); Director of Associated Trust Company, National Association (subsidiary)	January 25, 1978

Gordon J. Weber Age: 57	Director, Corporate Banking, of Associated Banc-Corp; Director of Associated Bank, National Association (subsidiary); Director of Associated Trust Company, National Association (subsidiary)	January 1, 1973

Prior to April 2001, President, Chief Executive Officer, and Director of Associated Bank Milwaukee (former subsidiary); Director of Associated Bank South Central (former subsidiary)

Daniel C. Fischer Age: 44	Executive Vice President, Community Banking of Associated Banc-Corp.	April 28, 2004

From 1997 to 2004, senior officer of an Ohio bank holding company.

Robert J. Johnson Age: 58	Director, Corporate Human Resources, of Associated Banc-Corp; Director, Associated Financial Group, LLC (subsidiary)	January 22, 1997

Gordon C. King Age: 42	Chief Credit Officer of Associated Banc-Corp	January 22, 2003

Arthur E. Olsen, III Age: 52	General Auditor of Associated Banc-Corp	July 28, 1993

Teresa A. Rosengarten Age: 44	Director of Consumer Banking of Associated Banc-Corp	October 25, 2000

From October 2000 to September 2003, Treasurer of Associated Banc-Corp

From March 1994 to August 2000, Treasurer of a Tennessee-based bank holding company

Stock Ownership

Stock Ownership of Beneficial Owners. As of June 30, 2004, Associated Trust Company, National Association, a wholly owned subsidiary of Associated, was, in a fiduciary capacity, the beneficial owner of 7,736,758 shares of Associated common stock, constituting 7.03% of Associated’s outstanding shares entitled to vote. Such ownership is in the capacity of fiduciary with voting and/or investment power. As a result, Associated may be deemed to indirectly beneficially own such shares. No other person is known to Associated to own beneficially more than 5% of the outstanding shares entitled to vote. The information set forth below is reflective of the foregoing.

Name and Address	Title of Class	Amount and Nature of Beneficial Ownership(1)(2)(3)	Percent of Class
Associated Trust Company, N.A. 401 East Kilbourn Avenue Milwaukee, Wisconsin 53202	Common	7,736,758	7.03%

(1)	Shares are deemed to be “beneficially owned” by a person if such person, directly or indirectly, has or shares (i) the voting power, including the power to vote or to direct the voting of such shares, or (ii) the investment power with respect thereto, including the power to dispose or direct the disposition of such shares. In addition, a person is deemed to beneficially own any shares of which such person has the right to acquire beneficial ownership within 60 days.
(2)	In the capacity of fiduciary, Associated Trust Company, National Association, exercises voting power where authority has been granted. In other instances, Associated Trust Company, National Association, solicits voting preferences from the beneficiaries. In the event responses are not received as to voting preferences, the shares will not be voted in favor of or against the proposals.
(3)	In the capacity of fiduciary, included are 5,996,000 shares with sole voting power; 90,139 shares with shared voting power; 7,045,220 shares with sole investment power; and 506,678 shares with shared investment power.

Stock Ownership of Management. Listed below is information as of June 30, 2004, concerning beneficial ownership of shares of Associated common stock for each director and the executive officers named on the Summary Compensation Table below and by directors and executive officers as a group.

Title of Class	Name of Beneficial Owner	Amount of Beneficial Ownership(1)	Percent of Class
Common	Karen T. Beckwith	934	—
Common	Paul S. Beideman(2)	104,780	*
Common	Harry B. Conlon	597,464	*
Common	Ruth M. Crowley	934	—
Common	Robert C. Gallagher	813,953	*
Common	Ronald R. Harder	18,498	*
Common	William R. Hutchinson	30,319	*
Common	Mark J. McMullen(3)	325,319	*
Common	John C. Meng	64,934	*
Common	Donald E. Peters(3)	425,632	*
Common	J. Douglas Quick	51,912	*
Common	Joseph B. Selner(3)	323,276	*
Common	John C. Seramur	595,831	*
Common	Gordon J. Weber(3)	383,546	*
Common	Directors and Executive Officers(4)	4,122,425	3.7%

*	Denotes percentage is less than 1%.
(1)

Amount of beneficial ownership includes shares issuable within 60 days upon exercise of stock options owned in the following amounts shown for each of the listed beneficial owners: Mr. Beideman (25,500);

Mr. Conlon (300,885); Ms. Crowley (934); Mr. Gallagher (388,541); Mr. Harder (5,444); Mr. Hutchinson (11,466); Mr. McMullen (209,099); Mr. Meng (11,466); Mr. Peters (166,647); Mr. Quick (11,466); Mr. Selner (217,654); Mr. Seramur (11,466); Mr. Weber (235,382); and the Directors and Executive Officers as a group (1,934,851).

(2)	Equity compensation granted in 2003 consisted of (a) 50,000 nonqualified stock options and (b) a 20,000 restricted share grant.
(3)	Named executive officer, nondirector.
(4)	Includes directors and executive officers as a group (20 individuals).

All shares reported are owned with voting and investment power in those persons whose names are provided above or by their spouses. Some shares may be owned in joint tenancy, by a spouse, or in the names of minor children.

Director Compensation

Associated compensates each non-employee director for services by payment of an annual retainer and meeting fees. For the year ended December 31, 2003, the annual retainer was $20,000 and the meeting fee was $1,200 for each Board of Directors meeting attended. The Directors received $1,000 for each committee meeting attended, with an additional annual retainer of $5,000 to the committee chairman. Directors who are employees of Associated or its subsidiaries and affiliates do not receive separate compensation for their services as directors. Additionally, each non-employee director received a $25,000 contribution to the Associated Banc-Corp Director’s Deferred Compensation Plan (invested in Associated common stock) in 2003.

Mr. Harder provided services as an advisory board director to Associated Bank, National Association, a wholly owned subsidiary of Associated. Mr. Harder was compensated at a rate of $500 per advisory board meeting attended for a total of $2,000 in 2003. Mr. Hutchinson provides services as a director to Associated Bank Chicago. Mr. Hutchinson received a $5,000 annual retainer and was compensated at a rate of $400 per Board of Directors meeting attended and $300 per committee meeting attended for a total of $6,900 in 2003. Mr. Meng provides services as an advisory board director to Associated Bank, National Association. Mr. Meng was compensated at a rate of $700 per advisory board meeting attended and $300 per committee meeting attended for a total of $1,700 in 2003. Mr. Seramur provides service as a director to Associated Trust Company, National Association, a wholly owned subsidiary of Associated. Mr. Seramur was compensated at a rate of $500 per Board of Directors or committee meeting attended for a total of $2,000 in 2003. Mr. Seramur also provided service as a director to Associated Bank Illinois, National Association, a wholly owned subsidiary of Associated that merged with Associated Bank, National Association, in November 2003. Mr. Seramur was compensated at a rate of $500 per Board of Directors or committee meeting attended for a total of $2,000 in 2003.

Executive Compensation

The following table sets forth information concerning all cash compensation paid or accrued for services rendered in all capacities to Associated and subsidiaries and affiliates for the fiscal years ended December 31, 2003, 2002, and 2001, of the person who served as Chief Executive Officer of Associated and the other four most highly compensated executive officers of Associated during the fiscal year ended December 31, 2003 (the named executive officers).

Summary Compensation Table

		Annual Compensation(1)				Long-Term Compensation Awards
Name and Principal Position(2)	Year	Salary($)	Bonus($)		Other Annual Compensation(3)($)	Restricted Stock Awards($)		Securities Underlying Options/ SARs(#)(4)	All Other Compensation($)(5)
Robert C. Gallagher	2003	657,692	250,000					0	108,390	(6)
Chairman	2002	600,000	600,000					82,500	80,705
	2001	557,705	400,000					82,500	51,451

Paul S. Beideman President & CEO	2003	380,769	420,000	(7)	357,104	1,743,500	(8)	75,000	576	(9)

Gordon J. Weber	2003	344,231	172,500					45,000	56,441	(10)
Director, Corporate	2002	325,000	175,500					49,499	39,165
Banking	2001	299,051	150,000					49,499	27,155

Donald E. Peters	2003	289,615	120,000					37,500	47,652	(11)
Director, Systems &	2002	279,999	117,600					41,249	34,216
Operations	2001	269,624	107,730					41,249	21,425

Mark J. McMullen	2003	289,231	145,000					37,500	45,149	(12)
Director, Wealth	2002	270,000	86,265					41,249	31,810
Management	2001	259,423	83,070					41,249	23,862

Joseph B. Selner	2003	259,038	140,000					37,500	40,992	(13)
Chief Financial	2002	235,000	112,800					41,249	26,127
Officer	2001	219,231	105,600					41,249	16,422

(1)	Includes amounts earned and payable during the fiscal year whether or not receipt of such amounts was deferred at the election of the named executive officer. All named executive officers are eligible to participate in the Associated Deferred Compensation Plan. During 2003, one of the named executive officers, Mr. Gallagher, participated in this plan.
(2)	Mr. Gallagher served as Chief Executive Officer of Associated from January to April 2003 and continued as executive Chairman of the Board through January 31, 2004; Mr. Beideman has served as Chief Executive Officer of Associated since April 2003; compensation reflected for Mr. Beideman is for the partial year.
(3)	Perquisites that are less than $50,000 in the aggregate for any named executive officer are not disclosed in the table in accordance with SEC rules. Such perquisites for Mr. Beideman include payment of club dues, auto expenses, relocation expenses, and tax reimbursement payments.
(4)	Option grants reflect a 10% stock split effected in the form of a stock dividend in 2002 and a 3-for-2 stock split effected in the form of a stock dividend in May 2004.
(5)	Contributions to the Associated Banc-Corp Profit Sharing & Retirement Savings Plan (including the 401(k) Plan) were made to the accounts of the named executive officers. Contributions to the Associated Supplemental Executive Retirement Plan, which provides retirement benefits to executives selected by the Administrative Committee without regard to the limitations set forth in Section 415 of the Internal Revenue Code of 1986, as amended, were made to the accounts of the named executive officers. Life insurance premiums were paid by Associated for the named executive officers.
(6)	Consists of Retirement Plan contribution of $30,145, Supplemental Executive Retirement Plan contribution of $77,777, and life insurance premiums of $468.
(7)	Mr. Beideman received a performance bonus of $320,000 and a signing bonus of $100,000.
(8)	Mr. Beideman received a 30,000 restricted share grant and a 45,000 restricted performance share grant. The value of the award reflected in the table above is based upon the closing price of Associated common stock on the date of grant of $23.25. 15,000 shares vested at December 31, 2003. The fair market value of the restricted share grants as of December 31, 2003 was $2,140,000, based on a closing price of $28.53 at December 31, 2003. The information regarding the restricted stock grants reflects a 3-for-2 stock split effected in the form of a stock dividend in May 2004.
(9)	Consists of payment of life insurance premiums of $576.
(10)	Consists of Profit Sharing & Retirement Savings Plan contribution of $30,145, Supplemental Executive Retirement Plan contribution of $25,720, and life insurance premiums of $576.
(11)	Consists of Profit Sharing & Retirement Savings Plan contribution of $30,145, Supplemental Executive Retirement Plan contribution of $16,931, and life insurance premiums of $576.
(12)	Consists of Profit Sharing & Retirement Savings Plan contribution of $30,145, Supplemental Executive Retirement Plan contribution of $14,248, and life insurance premiums of $576.
(13)	Consists of Profit Sharing & Retirement Savings Plan contribution of $30,145, Supplemental Executive Retirement Plan contribution of $10,271, and life insurance premiums of $576

Stock Options. The table below provides information concerning stock options granted to the named executive officers during 2003.

Option/SAR Grants in Last Fiscal Year

	Individual Grants			Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term
Name	Number of Securities Underlying Options/SARs Granted (#)(1)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)		5% ($)	10% ($)
R. C. Gallagher	0	—	—	—	—	—
P. S. Beideman	75,000	7.12%	23.25	4-28-13	1,096,477.78	2,778,689.98
G. J. Weber	45,000	4.27%	22.98	1-22-13	650,321.06	1,648,041.27
D. E. Peters	37,500	3.56%	22.98	1-22-13	541,934.22	1,373,367.72
M. J. McMullen	37,500	3.56%	22.98	1-22-13	541,934.22	1,373,367.72
J. B. Selner	37,500	3.56%	22.98	1-22-13	541,934.22	1,373,367.72

(1)	Options vest in full one year from the date of the grant and expire on the ten-year anniversary of the date of the grant. Options grants reflect the adjustment for the 3-for-2 stock split in May 2004.

Option Exercises and Fiscal Year-End Holdings. The following table provides information concerning the stock option exercises in 2003 and the unexercised stock options held by each named executive officer as of December 31, 2003.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values(1)

	Shares Acquired on Exercise (#)	Value Realized ($)(4)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#)(2)		Value of Unexercised In-the-Money Options/SARs at FY-End ($)(3)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
R. C. Gallagher	37,500	519,880	391,163	27,225	4,031,864	246,758
P. S. Beideman	0	0	0	75,000	0	396,500
G. J. Weber	7,650	53,124	197,016	94,005	2,330,627	636,180
D. E. Peters	0	0	126,675	78,338	1,214,066	530,150
M. J. McMullen	17,934	215,514	186,146	78,338	2,244,314	530,150
J. B. Selner	29,948	359,873	191,297	78,338	2,216,663	530,150

(1)	The exercise price for each grant was 100% of the fair market value of the shares on the date of grant. All granted options are exercisable within (10) ten years from the date of grant. Within this period, each option is exercisable from time to time in whole or in part. The table reflects adjustment for the 3-for-2 stock split effected in the form of a stock dividend in May 2004.
(2)	Pursuant to the current provisions of the Amended and Restated Long-Term Incentive Stock Plan, all options and other awards under the Long-Term Incentive Stock Plan will immediately vest and become exercisable upon the occurrence of a Change in Control of Associated. Such vesting of options will result in all options and corresponding SARs becoming immediately exercisable and all performance shares and other awards being immediately payable. The definition of Change of Control is substantially the same as under the Associated Change of Control Plan.
(3)	Total value of unexercised options is based on the market price of shares of Associated common stock, as reported on The Nasdaq Stock Market on December 31, 2003, of $28.53 per share.

(4)	Market price at date of exercise of options, less option exercise price, times number of shares, equals value realized.

Executive Retirement Plans. The following table sets forth, with respect to the Associated Retirement Account Plan and the Supplemental Executive Retirement Plan, the estimated annual retirement benefit payable at age 65 as a straight-life annuity, based on specified earnings and service levels and a benefit indexing rate of 5%:

Average Total Annual Compensation ($)(1)	Annual Benefit After Specified Years in Plan ($)(2)
	10	15	20	25	30	35	40	45
350,000	26,410	45,320	69,440	100,240	139,510	189,665	253,680	335,370
400,000	30,190	51,790	79,360	114,560	159,440	216,760	289,920	383,280
450,000	33,960	58,260	89,280	128,880	179,370	243,855	326,160	431,190
500,000	37,730	64,740	99,200	143,200	199,300	270,950	362,400	479,100
550,000	41,510	71,210	109,120	157,520	219,230	298,045	398,640	527,010
600,000	45,280	77,680	119,040	171,840	239,160	325,140	434,880	574,920
650,000	49,050	84,160	128,960	186,160	259,090	352,235	471,120	622,830
700,000	52,830	90,630	138,880	200,480	279,020	379,330	507,360	670,740
750,000	56,600	97,100	148,800	214,800	298,950	406,425	543,600	718,650
800,000	60,370	103,580	158,720	229,120	318,880	433,520	579,840	766,560
850,000	64,150	110,050	168,640	243,400	338,810	460,615	616,080	814,470
900,000	67,920	116,520	178,560	257,760	358,740	487,710	652,320	862,380
950,000	71,690	123,000	188,480	272,080	378,670	514,805	688,560	910,290
1,000,000	75,470	129,470	198,400	286,360	398,630	541,920	724,800	958,200
1,050,000	79,240	135,950	208,320	300,680	418,560	569,020	761,040	1,006,110
1,100,000	83,010	142,420	218,420	315,000	438,500	596,110	797,280	1,054,020

(1)	Reflects amounts disclosed as salary and bonus for each of the named executive officers.
(2)	The retirement benefits shown above are not subject to any deductions for social security or other offsetting amounts, and the annual retirement benefits are subject to maximum limitations under the Internal Revenue Code (such limitation was $200,000 for 2003).

The following table sets forth, with respect to the Retirement Account Plan and the Supplemental Executive Retirement Plan for the named executive officers, the credited years of service as of March 31, 2004 and at age 65:

	Credited Years of Service to Date	Credited Years of Service at Age 65
R. C. Gallagher	23	23
P. S. Beideman	1	11
G. J. Weber	34	42
D. E. Peters	22	32
M. J. McMullen	23	32
J. B. Selner	31	39

Agreements and Reports

Deferred Compensation Agreements. Associated adopted a nonqualified deferred compensation plan in December 1994 to permit eligible senior officers to defer current compensation to accumulate additional funds for retirement. The Chief Executive Officer and 64 officers are currently eligible to participate under the deferred compensation plan, including each of the named executive officers. During 2003, one of the named executive officers, Mr. Gallagher, participated in the deferred compensation plan. Pursuant to the deferred compensation plan, each year an eligible officer may elect to defer a portion of his or her base salary and/or annual incentive. The officer will receive payment of deferred amounts in ten equal annual installments at his or her anticipated retirement date. In addition, under limited circumstances described in the plan, the officer may receive distributions during employment. If the officer’s services are terminated voluntarily or involuntarily, he or she retains all rights to the undistributed amounts credited to his or her account. All funds deferred have been placed in a trust with an independent third party trustee. Investment results on funds in the trust will vary depending on investments selected and managed by the trustee.

Associated Banc-Corp Directors’ Deferred Compensation Plan. Through its acquisition of other banks and bank holding companies, Associated became the sponsor of several plans under which the directors of the acquired organizations had deferred their director compensation. To simplify ongoing administration of the predecessor plans, Associated established the Associated Banc-Corp Directors’ Deferred Compensation Plan, and merged the predecessor plans into this plan, effective July 1, 1999. Each non-employee director received a $25,000 contribution to the plan on April 30, 2003, which was invested in shares of Associated common stock.

Change of Control Plan. Associated maintains a Change of Control plan to provide severance benefits to the Chief Executive Officer and other senior officers in the event of their termination of employment following a Change of Control of Associated (as defined below). The Chief Executive Officer and 22 senior officers are currently designated to participate under the Change of Control plan, and prior to a Change of Control, from time to time, the Chief Executive Officer is authorized to designate additional participating senior officers. All of the named executive officers participated in the Change of Control plan in 2003.

If within three years following a Change of Control (or in anticipation of and preceding a Change of Control) a termination of employment occurs either involuntarily or for good reason (as defined below), a participant may, at the discretion of Associated, receive either a lump sum payment or installment payments reflected in the plan schedule in effect at the date of such termination. Such payment will also include legal fees and expenses related to termination of employment or dispute of benefits payable under the plan, if any. “Good reason” includes a change in the employee’s duties and responsibilities which are inconsistent with those prior to the Change of Control, a reduction in salary, or a discontinuation of any bonus plan or certain other compensation plans, a transfer to an employment location greater than 50 miles from the employee’s present office location, or certain other breaches. Benefits are not paid in the event of retirement, death, or disability, or termination for cause, which generally includes willful failure to substantially perform duties or certain willful misconduct. The plan provides participants with benefits in either lump sum or installment payments, at the election of Associated. The total benefits payable include continuation of base salary and incentive compensation for a period of one to three years, and continued health, welfare, and life insurance benefits during the continuation period. In addition, upon termination, participants will be entitled to age and service credit for the continuation period under all retirement programs and supplemental retirement plans in which they participate. If installment payments are elected by Associated, the salary and incentive compensation payments shall be paid ratably over the continuation period. The respective continuation period for each participant is specified in the plan. Currently, Messrs. Beideman and Gallagher are entitled to a three-year continuation period, and Messrs. McMullen, Peters, Selner, and Weber are entitled to a two-year continuation period. The plan also provides for gross-up payments for any excise taxes incurred under Section 280G of the Internal Revenue Code as a result of any benefits paid to the participants in connection with a Change of Control. The plan, including the plan schedule, may be amended, subject to certain limitations, at any time by Associated prior to a Change of Control.

A “Change of Control” under the Change of Control plan will occur if an offer is accepted, in writing, with respect to any of the following: (a) a change of ownership of 25% or more of the outstanding voting securities of Associated; (b) a merger or consolidation of Associated with or into a corporation, and as a result of such merger or consolidation, less than 75% of the outstanding voting securities of the surviving or resulting corporation will be owned in the aggregate by the shareholders of Associated who owned such securities immediately prior to such merger or consolidation, other than affiliates (within the meaning of the Exchange Act) of any party to such merger or consolidation; (c) a sale by Associated of at least 85% of its assets to any entity which is not a member of the control group of corporations, within the meaning of Section 1563 of the Internal Revenue Code, of which Associated is a member; or (d) an acquisition by a person, within the meaning of Section 3(a)(9) or 13(d)(3) of the Exchange Act, of 25% or more of the outstanding voting securities of Associated (whether directly, indirectly, beneficially, or of record).

The Associated Banc-Corp Amended and Restated Long-Term Incentive Stock Plan. Associated’s Board of Directors believes that in order to more closely align the interest of certain key employees with those of Associated’s shareholders, it is important to encourage stock ownership and thereby provide long-term incentives and rewards to those key employees of Associated and its subsidiaries and affiliates who are in a position to contribute to its long-term success and growth. Associated’s Board of Directors believes that the Stock Plan assists it in retaining and attracting key employees with requisite experience and ability. Associated’s Board of Directors also believes that the authority to grant additional options or other stock-based awards will enhance Associated’s flexible incentive-based compensation to attract and retain employees of experience and ability. The Stock Plan is not a “qualified plan” under the Internal Revenue Code, nor is it subject to ERISA. The Stock Plan was adopted by the Board of Directors and approved by the shareholders in 1987. Initially, 600,000 shares of Associated common stock were authorized for issuance upon the exercise of options held by plan participants. The Board of Directors on January 26, 1994, authorized an increase in the number of shares available for issuance under the Stock Plan by an additional 600,000 shares, and the shareholders approved the increase on April 25, 1994. The Board of Directors on January 22, 1997, authorized an increase in the number of shares available for issuance under the Stock Plan by an additional 600,000 shares, and the shareholders approved the increase on April 23, 1997. The Board of Directors on January 28, 1998, authorized an increase in the number of shares available for issuance under the Stock Plan by an additional 1,500,000 shares, and the shareholders approved the increase on April 22, 1998. The Board of Directors on January 23, 2002, authorized an increase in the number of shares available for issuance under the Stock Plan by an additional 3,000,000 shares, and the shareholders approved the increase on April 24, 2002, and extended the term of the plan an additional ten years to April 24, 2012. As a result of stock dividends declared and paid by Associated, as well as adjustments made for restricted shares and the lapse of performance shares, the total authorized shares under the Stock Plan was 14,160,862 shares. As of June 30, 2004, a total of 11,171,989 grants for shares of Associated common stock had been issued under the Stock Plan. The total authorized shares have been adjusted for the cancellation of grants for shares, resulting in 3,996,000 shares remaining available to be issued under the Stock Plan.

1999 Nonqualified Stock Option Plan. Effective as of July 28, 1999, Associated’s Board of Directors adopted the Associated Banc-Corp 1999 Non-Qualified Stock Option Plan, or NQSO Plan, commonly known as ValueShares. The Administrative Committee administers the NQSO Plan. The purpose of the NQSO Plan is to retain competent personnel and provide employees with long-term incentives for high levels of performance by providing them with the means to acquire a proprietary interest in Associated’s success. Under the NQSO Plan, all employees who meet certain eligibility criteria may receive grants of non-qualified stock options. The options will vest in full 36 months following their grant. If an employee’s employment terminates for any reason other than death, retirement, or disability, all unvested and any vested but unexercised options will terminate immediately. If an employee retires or becomes disabled after their options vest, the options will remain exercisable. All options granted under the NQSO Plan will terminate on the tenth anniversary of the date of grant unless the Administrative Committee determines otherwise. In addition, other than in the event of the death of an employee, options may not be transferred to any other person and shall be exercisable during their lifetime only by the employee. As a result of stock dividends declared and paid by Associated, as well as adjustments made for restricted shares and the lapse of performance shares, the total authorized shares under the NQSO Plan was 3,630,000. As of June 30, 2004, a total of 1,326,417 grants for shares of Associated common stock had been issued under the NQSO Plan. The total authorized shares have been adjusted for the cancellation of grants for shares, resulting in 2,768,760 shares remaining available to be issued under the NQSO Plan.

2003 Long-Term Incentive Plan. Effective as of January 1, 2003, Associated’s Board of Directors adopted the 2003 Long-Term Incentive Plan, which was approved by shareholders on April 23, 2003. The Administrative Committee administers the 2003 Plan. The purpose of the 2003 Plan is to associate more closely the interests of certain key employees of Associated and its affiliates and directors of Associated with those of Associated’s shareholders by encouraging stock ownership, to provide long-term stock and cash incentives and rewards to those key employees of Associated and its affiliates who are in a position to contribute to the long-term success and growth of Associated, and to assist Associated in attracting and retaining key employees with requisite experience and ability. Grants of 458,998 options, 30,000 restricted shares, and 45,000 restricted performance shares have been granted under the 2003 Plan. Under the 2003 Plan, all employees who meet certain eligibility criteria may receive grants of non-qualified stock options. The options will vest in full 36 months following their grant. If an employee’s employment terminates for any reason other than death, retirement, or disability, all unvested and any vested but unexercised options will terminate immediately. If an employee retires or becomes disabled after their options vest, the options will remain exercisable for a period of one year following the date of the event. All options granted under the 2003 Plan will terminate on the tenth anniversary of the date of grant unless the Administrative Committee determines otherwise. In addition, other than in the vent of the death of an employee, options may not be transferred to any other person and shall be exercisable during their lifetime only by the employee. 4,041,002 shares are available to be used under the 2003 Plan.

The Associated Banc-Corp Incentive Compensation Plan. Effective as of January 1, 2003, Associated’s Board of Directors adopted the Incentive Compensation Plan, which was approved by shareholders on April 23, 2003. The Administrative Committee administers the Incentive Compensation Plan. The Incentive Compensation Plan is intended to promote the success of Associated, associate more closely the interests of key employees of Associated with the interests of Associated, to provide incentives to those key employees of Associated who are in a position to contribute to the long-term success and growth of Associated, and to assist Associated in attracting and retaining key employees with requisite experience and ability. Amounts paid under the Compensation Plan are intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code. The Board of Directors views the issuance of awards under the Incentive Compensation Plan to key employees as advisable to attract and retain the service of individuals essential to Associated’s success. The purpose of the Incentive Compensation Plan is to encourage and enable the key employees of Associated, upon whose judgment, initiative, and efforts Associated will largely depend for the successful conduct of its business, and to reward participants for their contribution to the success of Associated. It is anticipated that providing such persons with awards under the Incentive Compensation Plan will assure a close identification of their interests with those of Associated, thereby stimulating their efforts on Associated’s behalf.

The table below describes payments that may be made under the Incentive Compensation Plan to named executive officers upon the achievement of earnings goals established for the performance period of January 1, 2003, through December 31, 2005. Any payments under the Compensation Plan are to be made after December 31, 2005.

Long-Term Incentive Plan

Awards in Last Fiscal Year

	Performance or other period Until maturation or payout	Potential payout under non-stock price-based plan*
Name		Threshold($)	Target($)	Maximum($)
P.S. Beideman	1/1/03-12/31/05	209,000	550,000	1,034,000
R.C. Gallagher	N/A	N/A	N/A	N/A
G.J. Weber	1/1/03-12/31/05	131,100	345,000	648,600
M.J. McMullen	1/1/03-12/31/05	110,200	290,000	545,200
D.E. Peters	1/1/03-12/31/05	110,200	290,000	545,200
J.B. Selner	1/1/03-12/31/05	98,800	260,000	448,800

*	The criteria for payouts is based upon cumulative basic earnings per share growth over a three-year period (target payout is at 10% annual growth in basic earnings per share) times a peer group modifier.

Employment and Retirement Agreements. Mr. Beideman is a party to a three-year Employment Agreement with Associated dated April 17, 2003. Under the terms of this Agreement, Mr. Beideman received a salary of $600,000 in 2003 and is to receive $660,000 in 2004. Mr. Beideman also received a one-time signing bonus of $100,000. Mr. Beideman is eligible to receive an annual incentive bonus for 2003 in an amount at least equal to $320,000 and $462,000 in 2004. In addition to this incentive bonus, Mr. Beideman was named a participant in the 2003 Plan, which could provide him with an additional bonus (payable in 2004 and subject to performance goals) of $200,000 (pro-rated for 2003). In 2006, Mr. Beideman could receive an award of $552,000 if long-term performance goals are achieved in each year of the 2003-2005 fiscal year period. Mr. Beideman received a nonqualified stock option grant of 75,000 options, with a three-year stepped vesting schedule. Additionally, he received a restricted stock award for an aggregate of 30,000 shares, with 10,000 shares to vest on his third anniversary date, 7,500 shares on his fourth anniversary date, and 5,000 shares on his fifth anniversary date. Should Mr. Beideman terminate employment with Associated prior to April 28, 2005, he will be entitled to receive 15,000 shares of this restricted stock award. Lastly, Mr. Beideman received a restricted performance award for an aggregate of 45,000 shares, with 15,000 shares to be payable provided the performance measures applicable to him for calendar year 2003 are satisfied; 15,000 shares provided the performance measures applicable to him for calendar year 2004 are satisfied; and 15,000 shares provided the performance measures applicable to him for calendar year 2005 are satisfied.

Interests of Management in Certain Transactions

Various officers and directors of Associated and its subsidiaries, members of their families, and the companies or firms with which they are associated were customers of, and had banking transactions with, one or more of Associated’s subsidiary banks in the ordinary case of each such bank’s business during 2003. The percentage of consolidated shareholders’ equity represented by loans made in such transactions was 2.2% at December 31, 2003. Additional transactions may be expected to take place in the ordinary course of business in the future. All loans and commitments to loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of the management of Associated’s subsidiary banks, did not involve more than a normal risk of collectibility or present other unfavorable features.

ADDITIONAL INFORMATION CONCERNING FIRST FEDERAL CAPITAL CORP

First Federal Capital Corp

First Federal is the holding company for its wholly-owned subsidiary First Federal Capital Bank, and First Federal Capital Bank’s wholly-owned subsidiaries. First Federal was incorporated in Wisconsin in 1989 to facilitate the conversion of First Federal Capital Bank’s predecessor, First Federal Savings Bank La Crosse-Madison from a mutual to a stock institution.

First Federal’s principal office is located at 605 State Street, La Crosse, Wisconsin 54601, and its internet page is located at www.firstfed.com.

First Federal Capital Bank

First Federal Capital Bank was founded in 1934 and is a federally-chartered, federally-insured, savings bank headquartered in La Crosse, Wisconsin. Effective March 1, 2003, First Federal Capital Bank changed its name from “First Federal Savings Bank La Crosse-Madison” to “First Federal Capital Bank.” This change was made to more appropriately reflect First Federal Capital Bank’s expansion into new geographic markets in recent years, as well as its expansion into business banking in 2001.

First Federal Capital Bank’s primary business is community banking, which includes attracting deposits from and making loans to the general public and private businesses, as well as governmental and non-profit entities. In addition to deposits, First Federal Capital Bank obtains funds through borrowings from the Federal Home Loan Bank of Chicago, or FHLB, as well as through other sources such as securities sold under agreements to repurchase and purchases of federal funds. These funding sources are principally used to originate loans, including single-family residential loans, commercial real estate loans, business loans and lines of credit, consumer loans, and education loans. First Federal Capital Bank also purchases and/or participates in loans from third-party financial institutions and invests in mortgage-backed and related securities. First Federal Capital Bank is also an active seller of residential loans in the secondary market.

First Federal Capital Bank maintains 95 banking offices in its market areas. Twenty of these offices are located in the Madison metropolitan area, seven in the Eau Claire metropolitan area, six in the La Crosse metropolitan area, four each in the Appleton and Wausau areas, three each in the Beloit, Hudson, Oshkosh, and Green Bay areas, and two each in the cities of Kenosha, Janesville, River Falls, and Neenah, Wisconsin. First Federal Capital Bank also maintains one banking facility in fifteen other cities located throughout its market area in Wisconsin. First Federal Capital Bank also has six offices in the Rockford, Illinois, area and ten offices in Minnesota, including five in Rochester and one in St. Paul. Finally, First Federal Capital Bank has three separate residential loan production offices two of which are located in Appleton and one in Eau Claire, Wisconsin.

First Federal Capital Bank is subject to regulation and examination by the Office of Thrift Supervision, or OTS, its chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation, or FDIC, which administers the Savings Association Insurance Fund, or SAIF, which insures First Federal Capital Bank’s deposits to the maximum extent permitted by law.

First Federal Capital Bank’s principal executive offices are located at 605 State Street, La Crosse, Wisconsin, 54601, and its internet site is www.firstfed.com.

Organizational Structure

First Federal Capital Bank’s principal components consist of a Retail Banking Division, which has primary responsibility for the sale and delivery of products and services to retail customers and a Commercial Banking Division, which has primary responsibility for sale and delivery of products and services to business and commercial real estate customers. First Federal Capital Bank also has a Corporate Operations and Mortgage

Banking Division, which has primary responsibility for service and support of loan and deposit products, data and technology management, property management, and the origination and sale of single-family residential loans. Finally, First Federal Capital Bank has a Finance and Treasury Division, a Human Resources Division, and a Marketing Department. Each division/department is led by an officer who reports directly to First Federal Capital Bank’s president.

Lending Activities

General. The principal categories of loans in First Federal Capital Bank’s portfolio are conventional real estate loans secured by single-family residences, commercial real estate loans secured by multi-family residential and non-residential real estate, consumer loans secured primarily by second mortgages on single-family residences and automobiles, government-guaranteed education loans, and commercial loans to businesses secured by varied collateral or consideration. As of December 31, 2003, approximately 76% of First Federal Capital Bank’s total assets consisted of loans held for investment purposes.

Residential Lending. Single-family residential loans accounted for approximately 30% of First Federal Capital Bank’s gross loans as of December 31, 2003. In general, First Federal Capital Bank retains in its portfolio only single-family residential mortgage loans that provide for periodic adjustments of the interest rate. These adjustable-rate mortgage loans generally have terms of up to 30 years and interest rates that adjust every one to two years in accordance with an index based on the yield on certain U.S. government securities. A portion of these loans may guarantee borrowers a fixed rate of interest for the first three to five years of the loan’s term. Furthermore, most of these loans have annual interest rate change limits ranging from 1% to 2%, maximum lifetime interest rates ranging from 11% to 13%, and minimum lifetime floor rates of approximately 6% to 7%. It is First Federal Capital Bank’s practice from time-to-time to discount the interest rate it charges on its adjustable-rate mortgage loans during the first one to five years of the loan, which has the effect of reducing a borrower’s payment during such years. In addition, most of First Federal Capital Bank’s owner-occupied adjustable-rate mortgage loan agreements permit borrowers to convert their adjustable-rate loans to fixed-rate loans under certain circumstances in exchange for a fee. Upon conversion, First Federal Capital Bank generally sells such loans in the secondary market.

Adjustable-rate mortgage loans decrease First Federal Capital Bank’s exposure to risks associated with changes in interest rates, but involve other risks because as interest rates increase, borrowers’ monthly payments increase, thus increasing the potential for default. This risk has not had any adverse effect on First Federal Capital Bank to date, although no assurances can be made with respect to future periods.

First Federal Capital Bank occasionally purchases adjustable-rate single-family residential loans from third-party financial institutions. In general, such loans are subject to the same underwriting standards as loans originated directly by First Federal Capital Bank. However, such loans are usually secured by properties located outside of First Federal Capital Bank’s primary market areas. The seller generally retains servicing of the loans. As of December 31, 2003, approximately 32% of First Federal Capital Bank’s single-family residential loan portfolio consisted of purchased loans.

Although First Federal Capital Bank generally retains only adjustable-rate mortgage loans in its portfolio, it continues to originate and service fixed-rate mortgage loans in order to provide a full range of products to its customers. In general, such loans are originated only under terms, conditions, and documentation standards that make such loans eligible for sale to the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the FHLB, and other institutional investors. First Federal Capital Bank generally sells these loans at the time they are originated, but continues to service these loans for its customers. In addition, First Federal Capital Bank generally sells any adjustable-rate mortgage loans that convert to fixed-rate loans in accordance with options granted to such borrowers in the original loan documents, as previously described. Sales of mortgage loans provide additional funds for lending and other business purposes. Sales or securitizations of mortgage loans through the Federal Home Loan Mortgage Corporation and Federal National Mortgage

Association have generally been under terms that do not provide for any recourse against First Federal Capital Bank by the investor. In the case of sales to the FHLB, however, First Federal Capital Bank retains the credit risk on the underlying loans in exchange for a credit enhancement fee. Furthermore, First Federal Capital Bank on occasion has also retained the credit risk on certain securitizations of its own loans into mortgage-backed securities through the Federal Home Loan Mortgage Corporation or Federal National Mortgage Association.

In addition to servicing the loans in its own portfolio, First Federal Capital Bank continues to service most of the loans that it sells to third-party investors (commonly referred to as “loans serviced for others”). Servicing mortgage loans, whether for its own portfolio or for others, includes such functions as collecting monthly principal and interest payments from borrowers, maintaining escrow accounts for real estate taxes and insurance, and making such payments on behalf of borrowers when they are due. When necessary, servicing of mortgage loans also includes functions related to the collection of delinquent principal and interest payments, loan foreclosure proceedings, and disposition of foreclosed real estate. As of December 31, 2003, loans serviced for others amounted to $3.3 billion.

When First Federal Capital Bank services loans for others, it is compensated for these services through the retention of a servicing fee from borrowers’ monthly payments. First Federal Capital Bank pays the third-party investors an agreed-upon yield on the loans, which is generally less than the interest agreed to be paid by the borrowers. The difference, typically 25 basis points or more, is retained by First Federal Capital Bank and recognized as servicing fee income over the lives of the loans, net of amortization of capitalized mortgage servicing rights. First Federal Capital Bank also receives fees and interest income from ancillary sources such as delinquency charges and float on escrow and other funds. First Federal Capital Bank also purchases mortgage servicing rights from third parties for which it retains an agreed-upon fee from borrowers’ monthly payments, as previously described. First Federal Capital Bank performs substantially the same services for these loans as it does on its own originations. As of December 31, 2003, approximately 2% of First Federal Capital Bank’s servicing portfolio consisted of servicing purchased from third parties.

Commercial Real Estate Lending. Commercial real estate loans, which consist of multi-family residential loans and non-residential real estate loans, accounted for approximately 28% of First Federal Capital Bank’s gross loans as of December 31, 2003. Underwriting and approval of commercial real estate loans is performed at First Federal Capital Bank’s main office in La Crosse, as is the servicing of such loans on an on-going basis. Commercial real estate loans originated in conjunction with a business banking relationship are underwritten and approved by authorized personnel in the local market where business banking products and services are sold. It is First Federal Capital Bank’s general policy to restrict its commercial real estate lending to loans secured by properties located within a 300-mile radius of La Crosse, which includes all or a portion of the states of Wisconsin, Nebraska, Illinois, Iowa, and Minnesota.

First Federal Capital Bank occasionally purchases commercial real estate loans from third-party financial institutions. In general, such loans are subject to the same geographic restrictions and underwriting standards as loans originated directly by First Federal Capital Bank. First Federal Capital Bank, however, does not generally service such loans after their acquisition. As of December 31, 2003, approximately 8% of First Federal Capital Bank’s commercial real estate portfolio consisted of purchased loans.

Consumer Lending. First Federal Capital Bank offers consumer loans in order to provide a full range of financial services to its customers. Such loans accounted for approximately 23% of First Federal Capital Bank’s gross loans as of December 31, 2003. Most of First Federal Capital Bank’s consumer loan portfolio consists of second mortgage loans and home equity lines of credit, but also includes automobile loans, recreational vehicle and mobile home loans, deposit account secured loans, and unsecured lines of credit or signature loans. First Federal Capital Bank services all of its own consumer loans, with the majority of consumer loans being underwritten, approved, and serviced on an on-going basis at First Federal Capital Bank’s headquarters. In the case of indirect automobile lending, such loans are underwritten and approved by the office that has established the business banking relationship with the automobile dealership.

Consumer loans generally have shorter terms and higher rates of interest than conventional mortgage loans, but typically involve more credit risk than such loans because of the nature of the collateral and, in some instances, the absence of collateral. In general, consumer loans are more dependent upon the borrower’s continuing financial stability, are more likely to be affected by adverse personal circumstances, and are often secured by rapidly depreciating personal property such as automobiles. In addition, various laws, including bankruptcy and insolvency laws, may limit the amount that may be recovered from a borrower. However, such risks are mitigated to some extent in the case of second mortgage loans and home-equity lines of credit. These types of loans are secured by a second mortgage on the borrower’s residence for which the total principal balance outstanding (including the first mortgage) does not generally exceed 100% of the property’s value, although exceptions are sometimes made for high net worth or other qualifying borrowers. Second mortgage loans are generally fixed-rate and may have terms of up to ten years.

First Federal Capital Bank believes that the higher yields earned on consumer loans compensate for the increased risk associated with such loans and that consumer loans are important to First Federal Capital Bank’s efforts to increase the interest rate sensitivity and shorten the average maturity of its loan portfolio. Furthermore, First Federal Capital Bank’s net charge-offs on consumer loans as a percentage of gross loans have not been significant in recent years, despite the risks inherent in consumer lending.

Commercial Business Lending. As of December 31, 2003, commercial business loans accounted for approximately 6% of First Federal Capital Bank’s gross loans. These loans may take the form of lines of credit, single payment loans, or term payment loans, and may be secured or unsecured depending on the creditworthiness of the borrower. Applications for commercial business loans are accepted at First Federal Capital Bank’s offices in La Crosse, Wausau, and Oshkosh, Wisconsin, as well as Rochester and St. Paul, Minnesota. Lending relationships with total related borrowings of less than $1.0 million are underwritten and approved by authorized personnel in these local markets. Lending relationships between $1.0 million and $2.5 million are approved by an intermediate commercial loan committee. Lending relationships between $2.5 million and $5.0 million are approved by First Federal Capital Bank’s senior loan committee. Finally, lending relationships in excess of $5.0 million are approved by First Federal Capital Bank’s board of directors. It is First Federal Capital Bank’s general policy to restrict its commercial business lending to a market area defined as within a 150-mile radius of any office location where business banking products and services are sold.

Commercial business loans generally involve more credit risk because of the nature of the collateral and, in some instances, the absence of collateral. Credit risk is controlled and monitored through active asset quality management and the use of lending standards, thorough review of potential borrowers, and active asset quality administration. Active asset quality administration, including early problem loan identification and timely resolution of problems, further ensures appropriate management of credit risk and minimization of loan losses.

First Federal Capital Bank occasionally participates in commercial business loans originated by third-party financial institutions. In general, such loans are subject to the same geographic restrictions and underwriting standards as loans originated by First Federal Capital Bank. First Federal Capital Bank, however, does not generally service such loans. As of December 31, 2003, approximately 27% of First Federal Capital Bank’s business loan portfolio consisted of loans originated by other financial institutions.

Non-Performing and Other Classified Assets. Loans are generally placed on non-accrual status and considered “non-performing” when, in the judgment of management, the probability of collection of principal or interest is deemed to be insufficient to warrant further accrual of interest. When a loan is placed on non-accrual and/or non-performing status, previously accrued but unpaid interest is deducted from interest income. In general, First Federal Capital Bank does not record accrued interest on loans 90 or more days past due.

When a loan is placed on non-accrual and/or non-performing status, First Federal Capital Bank generally institutes foreclosure or other collection proceedings. Real estate property acquired by First Federal Capital Bank as a result of foreclosure or deed-in-lieu of foreclosure is classified as “real estate” and is considered

“non-performing” until it is sold. Other property acquired through adverse judgment, such as automobiles and other depreciable assets, are generally classified as an “other asset”. The amount of foreclosed real estate and other repossessed property has not been material to First Federal Capital Bank in recent years.

Allowances for Losses on Loans and Real Estate. First Federal Capital Bank’s policy is to establish allowances for estimated losses on specific loans and real estate when it determines that losses are probable and estimable. In addition, First Federal Capital Bank maintains a general loss allowance against its loan and real estate portfolios that is based on its own loss experience, management’s ongoing assessment of current economic conditions, the credit risk inherent in the portfolios, and the experience of the financial services industry.

Management believes that the current allowances established by First Federal Capital Bank are adequate to cover probable and estimable losses in First Federal Capital Bank’s loan and real estate portfolios; however, future adjustments to these allowances may be necessary if circumstances differ substantially from the assumptions used in establishing such reserves.

Investment and Mortgage-Related Securities

First Federal Capital Bank periodically invests in collateralized mortgage obligations and mortgage-backed securities. As of December 31, 2003, such investments accounted for approximately 12% of First Federal Capital Bank’s total assets.

Sources of Funds

Deposit Liabilities. First Federal Capital Bank’s current deposit products include regular savings accounts, checking accounts, money market deposit accounts, individual retirement accounts, and certificates of deposit ranging in terms from three months to five years. Substantially all of First Federal Capital Bank’s deposits are obtained from individuals and businesses located in Wisconsin, northern Illinois, and south-eastern Minnesota. As of December 31, 2003, deposit liabilities accounted for approximately 77% of First Federal Capital Bank’s total liabilities and equity.

Federal Home Loan Bank Advances. First Federal Capital Bank obtains advances from the FHLB secured by certain of its home mortgage loans and mortgage-related securities, as well as stock in the FHLB, a minimum amount of which First Federal Capital Bank is required to own. Such advances may be made pursuant to several different credit programs, each with its own interest rate and range of maturity dates. As of December 31, 2003, FHLB advances accounted for approximately 11% of First Federal Capital Bank’s total liabilities and equity.

Federal Funds Purchased and Other Borrowings. First Federal Capital Bank has lines which amount to $60.0 million in the aggregate and permit the overnight purchase of federal funds. First Federal Capital Bank also maintains a separate, standard, line of credit in the amount of $60.0 million. As of December 31, 2003, there was $65.6 million outstanding under these lines of credit.

Regulation and Supervision

Regulation of First Federal. First Federal is a savings and loan holding company within the meaning of Section 10 of the Home Owners’ Loan Act. As such, First Federal is registered with and subject to OTS examination and supervision as well as to certain OTS reporting requirements. First Federal is also required to file certain reports and otherwise comply with the rules and regulations of the Securities and Exchange Commission. Furthermore, First Federal is limited with respect to the transactions it can execute with its affiliates (including First Federal Capital Bank), and its ability to acquire control of another insured financial institution, as specified more fully in the applicable regulations. There generally are no restrictions as to activities of a unitary savings and loan holding company such as First Federal as long as its sole insured subsidiary, First Federal Capital Bank, continues to meet certain regulatory requirements, which management believes it did as of December 31, 2003.

Regulation of First Federal Capital Bank. First Federal Capital Bank, as a federally-chartered savings bank, is subject to federal regulation and oversight by the OTS extending to all aspects of its operations. First Federal Capital Bank also is subject to regulation and examination by the FDIC, which insures the deposits of First Federal Capital Bank to the maximum extent permitted by law, and to certain requirements established by the Federal Reserve Board. The laws and regulations governing First Federal Capital Bank generally have been promulgated to protect depositors and not for the purpose of protecting stockholders of financial institutions or their holding companies.

The investment and lending authority of a federally-chartered savings bank is prescribed by federal laws and regulations. First Federal Capital Bank is also subject to regulatory provisions affecting a wide variety of matters including, but not limited to, branching, loans to one borrower, investment restrictions, activities of subsidiaries, loans to “insiders,” and transactions with affiliates.

Federal Home Loan Bank System. First Federal Capital Bank is a member of the FHLB System, which consists of 12 regional FHLBs, subject to supervision and regulation by the Federal Housing Finance Board. The FHLBs provide a central credit facility primarily for member financial institutions. First Federal Capital Bank, as a member of the FHLB of Chicago, is required to purchase and hold shares of capital stock in the FHLB of Chicago. The requirement is equal to the greater of 1% of First Federal Capital Bank’s aggregate unpaid residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year or 5% of its outstanding advances from the FHLB of Chicago. At December 31, 2003, First Federal Capital Bank had a $59.6 million investment in the stock of the FHLB of Chicago and was in compliance with this requirement. First Federal Capital Bank’s investment in FHLB stock, its single-family mortgage loans, and certain other assets are used to secure advances from the FHLB of Chicago. The interest rates charged on advances vary with the maturity of the advance and the FHLBs own cost of funds.

EXPERTS

The consolidated financial statements of Associated Banc-Corp as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, included in this proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of First Federal as of December 31, 2003, and for the year ended December 31, 2003, have been incorporated in this proxy statement/prospectus and in the registration statement in reliance upon the report of Deloitte & Touche LLP, an independent registered public accounting firm, incorporated by reference in this proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of First Federal as of December 31, 2002, and for the years ended December 31, 2002 and 2001, have been incorporated in this proxy statement/prospectus and in the registration statement in reliance upon the report of Ernst & Young LLP, an independent registered public accounting firm, incorporated by reference in this proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINIONS

The validity of the shares issued in connection with the merger will be passed upon for Associated by Reinhart Boerner Van Deuren s.c., Milwaukee, Wisconsin.

Associated has retained Reinhart Boerner Van Deuren s.c. to render an opinion on the federal income tax consequences of the merger and in connection therewith, Reinhart Boerner Van Deuren s.c. has reviewed the discussion in this proxy statement/prospectus entitled “The Merger - Material Federal Income Tax Consequences.”

FUTURE SHAREHOLDER PROPOSALS

If the merger is completed, shareholders of First Federal will become shareholders of Associated. Proposals of a shareholder submitted pursuant to Rule 14a-8 of the Securities and Exchange Commission for inclusion in the proxy statement for Associated’s 2005 annual meeting of shareholders must be received by Associated at its executive offices not later than November 15, 2004.

A shareholder that intends to present business other than pursuant to Rule 14a-8 at Associated’s next annual meeting, scheduled to be held on April 27, 2005, must comply with the requirements set forth in Associated’s Bylaws. To bring business before an annual meeting, Associated’s Bylaws require, among other things, that the shareholder submit written notice of such business to Associated’s executive offices not less than 60 days nor more than 75 days prior to the meeting. Therefore, Associated must receive notice of a shareholder proposal submitted other than pursuant to Rule 14a-8 no sooner than February 11, 2005, and no later than February 26, 2005. If notice is received before February 11, 2005 or after February 26, 2005, it will be considered untimely and Associated will not be required to present such proposal at the April 27, 2005 annual meeting.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows First Federal to “incorporate by reference” information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information that we incorporate by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that First Federal has previously filed with the Securities and Exchange Commission. These documents contain important information about First Federal and its financial condition.

First Federal Commission Filings (File No. 0-18046)	Period or Date Filed
Annual Report on Form 10-K	Year ended:	December 31, 2003,
as amended by Form 10-K/A filed on July 9, 2004

2004 Notice of Annual Meeting and Proxy Statement	Filed on:	March 12, 2004

Quarterly Report on Form 10-Q	Quarters ended:	March 31, 2004 June 30, 2004

Current Reports on Form 8-K	Filed on:	January 1, 2004 April 21, 2004 April 21, 2004 April 21, 2004 April 28, 2004 May 12, 2004 July 22, 2004 August 2, 2004

Description of the First Federal Common Stock set forth in First Federal’s Registration Statement pursuant to Section 12 of the Exchange Act

First Federal also is incorporating by reference all additional documents that it will file with the Securities and Exchange Commission between the date of this proxy statement/prospectus and the date of the special meeting.

Documents which First Federal incorporates by reference are available from First Federal without charge, excluding all exhibits, unless First Federal has specifically incorporated by reference an exhibit in this proxy statement/prospectus. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from First Federal at the following address:

First Federal Capital Corp

605 State Street

La Crosse, WI 54601

Attention:

(608) 784-8000

If you would like to request documents from First Federal, please do so by                     , 2004 to receive them before the special meeting.

WHERE YOU CAN FIND MORE INFORMATION

Associated and First Federal file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any such reports, statements or other information at the Securities and Exchange Commission’s public reference rooms. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Associated’s and First Federal’s Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the world wide web site maintained by the Securities and Exchange Commission at “http://www.sec.gov.”

Associated has filed a Registration Statement on Form S-4 to register with the Securities and Exchange Commission the Associated common stock to be issued to shareholders of First Federal in the merger. This proxy statement/prospectus is a part of the Registration Statement and constitutes a prospectus of Associated in addition to being a proxy statement of First Federal for the special meeting. As allowed by the Securities and Exchange Commission rules, this proxy statement/prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement, which are incorporated in this proxy statement/prospectus by reference.

Associated has supplied all information contained in this proxy statement/prospectus relating to Associated, and First Federal has supplied all such information contained or incorporated by reference in this proxy statement/prospectus relating to First Federal.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated                     , 2004. You should not assume that the information contained in the proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of the proxy statement/prospectus to shareholders nor the issuance of Associated common stock in the merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make any such offer or solicitation.

EXHIBITS TO THE PROXY STATEMENT/PROSPECTUS

Exhibit A:	Agreement and Plan of Merger

Exhibit B:	Form of Voting Agreement

Exhibit C:	Opinion of Sandler O’Neill & Partners, L.P.

Exhibit D:	Associated Banc-Corp and Subsidiaries Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations

EXHIBIT A

AGREEMENT AND PLAN OF MERGER

BETWEEN

ASSOCIATED BANC-CORP

AND

FIRST FEDERAL CAPITAL CORP

April 27, 2004

ARTICLE I

THE MERGER

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 27, 2004 (the “Agreement”), between ASSOCIATED BANC-CORP, a Wisconsin corporation (“Associated”) and FIRST FEDERAL CAPITAL CORP, a Wisconsin corporation (the “Company”).

WITNESSETH:

WHEREAS, the Company is a unitary thrift holding company, the wholly owned subsidiary of which is First Federal Capital Bank (the “Bank”), and its wholly owned subsidiaries, First Cap Holdings, Inc., First Reinsurance, Inc., First Enterprises, Inc., FF Mortgage Reinsurance, Inc., and Turtle Creek Corporation (such subsidiaries collectively with the Bank and any other direct or indirect subsidiary of the Company are referred to in this Agreement as the “Company Subsidiaries”); and

WHEREAS, the Company, upon the terms and subject to the conditions of this Agreement and in accordance with the Wisconsin Business Corporation Law (“Wisconsin Law”) will merge with and into Associated (the “Merger”); and

WHEREAS, the respective Boards of Directors of the Company and Associated have determined that the Merger will enhance the ability of the Company and Associated to better serve their existing depositors and customers and increase their financial strength; and

WHEREAS, the respective Boards of Directors of the Company and Associated believe that the Merger will benefit the shareholders and the employees of the Company and Associated; and

WHEREAS, the respective Boards of Directors of Associated and the Company have (i) determined that the Merger and the exchange of cash and newly issued shares of Associated Common Stock (as defined in Section 1.06) for shares of Company Common Stock (as defined in Section 1.06) pursuant and subject to the terms and conditions of this Agreement are fair to and in the best interests of the respective corporations and their shareholders, and (ii) approved and adopted this Agreement and the transactions contemplated hereby; and

WHEREAS, the Board of Directors of the Company has, subject to its fiduciary duties under applicable law, resolved to recommend approval of the Merger by the shareholders of the Company; and

WHEREAS, Associated and the Company intend to effect a merger that qualifies as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Associated and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Wisconsin Law, at the Effective Time (as defined in Section 1.02), the Company shall be merged with and into Associated. As a result of the Merger, the separate corporate existence of the Company shall cease and Associated shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 1.02. Effective Time. The parties hereto shall cause the Merger to be consummated by filing Articles of Merger (the “Articles of Merger”) with the Department of Financial Institutions of the State of Wisconsin, in such form as required by, and executed in accordance with the relevant provisions of, Wisconsin Law (a) after the satisfaction or, if permissible, waiver of conditions set forth in Article VII, and (b) as promptly as possible within the thirty (30) day period commencing with the latest of the following dates:

(i) The date of expiration of any applicable waiting period after approval by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Holding Company Act of 1956, as amended (the “BHCA”);

(ii) Such date as may be prescribed by the Federal Reserve Board or any other agency or authority pursuant to applicable law, rules, or regulations, prior to which consummation of the transaction described and referred to herein may not be effected;

(iii) The date of the shareholders meeting of the Company to vote upon and approve the Merger pursuant to Section 6.02; or

(iv) If the transaction contemplated by this Agreement is being contested in any legal proceeding and Associated or the Company has elected to contest the same, the date that such legal proceeding has been brought to a non-appealable conclusion sufficiently favorable, in the judgment of Associated and the Company, to permit consummation of the transaction contemplated hereby.

The date and time of the filing of the Articles of Merger with the Wisconsin Department of Financial Institutions, or on such later date or later time as specified in the Articles of Merger, is hereinafter referred to as the “Effective Time.” In no event shall the Effective Time occur prior to August 1, 2004. Notwithstanding anything herein to the contrary, with respect to the calendar quarter in which the Effective Time is to occur, Associated and the Company will cooperate not to set the Effective Time on a date that is after the record date for Associated’s regular quarterly dividend for such quarter, if any, and before the record date for the Company’s regular quarterly dividend for such quarter, if any, in order to prevent the Company’s shareholders from not being entitled to receive either dividend for such quarter.

SECTION 1.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Wisconsin Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers, and franchises of Associated and the Company shall vest in the Surviving Corporation, and all debts, liabilities, and duties of Associated and the Company shall become the debts, liabilities, and duties of the Surviving Corporation.

SECTION 1.04. Articles of Incorporation and Bylaws. At the Effective Time, the Articles of Incorporation and the Bylaws of Associated, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and the Bylaws of the Surviving Corporation.

SECTION 1.05. Directors and Officers. The directors of Associated immediately prior to the Effective Time, together with one (1) independent director (as defined by The NASDAQ Stock Market (“NASDAQ”)) of the Company (selected by the nominating committee of the Board of Directors of Associated) who will be designated a Class B Director with a term expiring at the annual meeting of Associated’s shareholders in 2006 and Jack C. Rusch who will be designated a Class C Director with a term expiring at the annual meeting of Associated’s shareholders in 2007, shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, and the officers of Associated immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

SECTION 1.06. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Associated, the Company, or the holders of any of the following securities:

(a) each share of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”) (all issued and outstanding shares of the Company Common Stock being hereinafter collectively referred to as “Shares”) issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 1.06(b)) shall, at the election of the holder of each Share, (i) be converted, in accordance with Section 1.07, into the right to receive 0.635 (such ratio, as it may be adjusted pursuant to the terms of this Agreement, the “Exchange Ratio”) shares of common stock, par value $0.01 per share, of Associated (“Associated Common Stock”) or (ii) be converted into the right to receive Cash Consideration (as defined below); provided, however, that ten percent (10%) of the Company Common Stock to be converted pursuant to the Merger shall consist of the aggregate of (i) the Company Common Stock that will be converted to Cash Consideration, and (ii) the Company Common Stock that will be converted into the right to receive cash in lieu of Fractional Shares (as defined in Section 1.07(f)) if any pursuant to Section 1.07(f). Cash Consideration shall be the amount of cash equal to the product obtained by multiplying the Exchange Ratio by the Associated Common Stock closing price on the date of the Effective Time. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Certificate (as defined in Section 1.07(c)) shall thereafter represent the right to receive a certificate representing shares of Associated Common Stock into which such Shares are convertible and/or Cash Consideration. Certificates shall be exchanged for certificates representing whole shares of Associated Common Stock issued in consideration therefor and/or for Cash Consideration and cash in lieu of Fractional Shares (if any) upon the surrender of such Certificates in accordance with the provisions of Section 1.07, without interest. No Fractional Shares (if any) shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 1.07(f) hereof. Under no circumstances shall the total Shares converted to Cash Consideration and Shares converted to the right to receive cash in lieu of Fractional Shares (if any) represent more or less than ten percent (10%) of the Company Common Stock to be converted pursuant to the Merger.

(b) each share of Company Common Stock held in the treasury of the Company and each Share owned by Associated or any direct or indirect wholly owned Associated Subsidiaries (as defined in Section 3.01) immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

(c) (i) Each Election Form (as defined in Section 1.07(b)) shall permit the holder of Shares (or the beneficial owner through appropriate and customary documentation and instructions), other than Shares to be cancelled in accordance with Section 1.06(b), to (A) elect to receive Associated Common Stock with respect to all or a portion of such holder’s Shares (a “Stock Election”) and/or (B) elect to receive cash with respect to all or a portion of such holder’s Company Common Stock (a “Cash Election”). Shares as to which a Stock Election is made are referred to herein as “Stock Election Shares,” and Shares as to which a Cash Election is made are referred to herein as “Cash Election Shares.” Any Shares with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent an effective, properly completed Election Form on or before 5:00 P.M., Central Time, on the business day that is two business days prior to the Effective Time (the “Election Deadline”) shall be deemed to be Stock Election Shares. Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form prior to the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Associated, the Company and the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(ii) If the number of Cash Election Shares is, when considered together with the number of shares of Company Common Stock to be converted into cash to be paid in lieu of Fractional Shares, equal to more or less than ten percent (10%) of the total Shares, Associated and the Company will reduce or increase the number of Cash Election Shares by the number necessary to cause the Cash Election Shares to equal ten percent (10%) of the total Shares. If there is an excess of Cash Election Shares, the number of Cash Election Shares which may not be so converted into Cash Consideration shall be converted into Stock Election Shares and exchanged for Associated Common Stock in accordance with Section 1.06(a), with the reduction in Cash Election Shares to be made pro rata among the shareholders of the Company making Cash Elections based upon the number of Shares for which each such shareholder has made a Cash Election. If there is a deficiency of Cash Election Shares, the number of Stock Election Shares which may not be so converted into shares of Associated Common Stock, shall be converted into Cash Election Shares and exchanged for Cash Consideration in accordance with Section 1.06(a), with the reduction in Stock Election Shares to be made pro rata among the shareholders of the Company making Stock Elections based on the number of shares for which each such shareholder has made a Stock Election.

SECTION 1.07. Exchange of Certificates.

(a) Exchange Agent. As of the Effective Time, Associated shall deposit, or shall cause to be deposited, with an exchange agent designated by Associated and acceptable to the Company (the “Exchange Agent”), and such deposit shall be solely for the benefit of the holders of Shares, for exchange in accordance with this Article I through the Exchange Agent, Cash Consideration, certificates representing the shares of Associated Common Stock and cash to be paid in lieu of Fractional Shares (if any) (such Cash Consideration, certificates for shares of Associated Common Stock and cash in lieu of Fractional Shares (if any), together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) payable or issuable pursuant to Sections 1.06 or 1.07(f) (if any) in exchange for Shares.

(b) Election Forms. At least fourteen (14) days prior to the Effective Time, the Exchange Agent shall mail or personally deliver to each holder of record of Shares (or his or her attorney in fact) forms mutually agreeable to Associated and the Company for the exercise of elections as described in Section 1.06(c) (“Election Forms”).

(c) Exchange Procedures. As soon as reasonably practicable after the Effective Time, but in no event later than three (3) business days after the Effective Time, the Exchange Agent shall mail or personally deliver to each holder of record (or his or her attorney-in-fact) of a certificate or certificates which immediately prior to the Effective Time represented Shares (the “Certificates”), whose Shares were converted into the right to receive Cash Consideration and/or shares of Associated Common Stock pursuant to Section 1.06 and cash in lieu of Fractional Shares (if any), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent (or a lost certificate affidavit in a form reasonably acceptable to the Exchange Agent) and shall be in such form and have such other provisions as Associated may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Associated Common Stock and/or Cash Consideration and cash in lieu of Fractional Shares (if any). The foregoing letter of transmittal and instructions shall be subject to prior approval of the Company. At the Effective Time and upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor Cash Consideration and/or a certificate representing that number of whole shares of Associated Common Stock which such holder has the right and cash in lieu of Fractional Shares (if any), and the Certificate so surrendered shall forthwith be canceled and Cash Consideration and/or certificate representing shares of Associated Common Stock and the cash in lieu of Fractional Shares (if any) shall be sent as promptly as practicable to such holder. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, Cash Consideration and/or a certificate representing the proper number of shares of Associated Common Stock and the cash in lieu of Fractional Shares (if any) may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. The Exchange Agent shall make reasonable efforts to make available additional letters of transmittal and instructions to all such persons who become holders (or beneficial owners) of Company Common Stock. Certificates surrendered for exchange by any affiliate of the Company shall not be exchanged for certificates representing shares of Associated Common Stock and/or Cash Consideration and cash in lieu of Fractional Shares (if any) until Associated has received a written agreement from such person as provided in Section 4.04 hereof. Until surrendered as contemplated by this Section 1.07, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Associated Common Stock and/or Cash Consideration and cash in lieu of Fractional Shares (if any) as contemplated by Section 1.07(f).

(d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Associated Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Associated Common Stock represented thereby, and no Cash Consideration or cash payment in lieu of Fractional Shares (if any) shall be paid to any such holder pursuant to Section 1.07(f), until the holder of such Certificate shall surrender such Certificate. All dividends or other distributions declared on or after the Effective Time with respect to Associated Common Stock and payable to the holder of record thereof on or after the Effective Time that are payable to the holder of a Certificate not theretofore surrendered and exchanged for Associated Common Stock pursuant to this Section 1.07(d) shall be paid or delivered by Associated to the Exchange Agent, in trust, for the benefit of such holders. All such dividends and distributions held by the Exchange Agent for payment or delivery to the holders of unsurrendered Certificates unclaimed on the date of termination of the Exchange Fund pursuant to Section 1.07(g) shall be repaid or redelivered by the Exchange Agent to Associated. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Associated Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a Fractional Share (if any) to which such holder is entitled pursuant to Section 1.07(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Associated Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Associated Common Stock.

(e) No Further Rights in the Shares. All Cash Consideration and shares of Associated Common Stock issued upon conversion of the Shares in accordance with the terms hereof (including any cash paid pursuant to Section 1.07(f)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares.

(f) No Fractional Shares. No certificates or scrip representing fractional shares of Associated Common Stock (“Fractional Shares”) shall be issued upon the surrender for exchange of Certificates, and such Fractional Share interest will not entitle the owner thereof to vote or to any rights of a shareholder of Associated. Each holder of a Fractional Share interest shall be paid an amount in cash equal to the product obtained by multiplying such Fractional Share interest to which such holder (after taking into account all Fractional Share interests then held by such holder) would otherwise be entitled by the Associated Common Stock closing price on the date of the Effective Time.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the shareholders of the Company for one year after the Effective Time shall be delivered to Associated, upon demand, and any shareholders of the Company who have not theretofore complied with this Article I shall thereafter look only to Associated for payment of their claim for Cash Consideration, Associated Common Stock, any cash in lieu of Fractional Shares (if any), and any dividends or distributions with respect to Associated Common Stock.

(h) No Liability. Neither Associated nor the Company shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat, or similar law.

(i) Withholding Rights. Associated shall be entitled to deduct and withhold from any cash consideration payable pursuant to this Agreement to any holder of Shares or any holder of Company Stock Options pursuant to Section 1.10 such amounts as Associated is required by law to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local, or foreign tax law. To the extent that amounts are so withheld by Associated, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or Company Stock Options, as applicable, in respect of which such deduction and withholding was made by Associated.

SECTION 1.08. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of certificates evidencing ownership of Shares of the Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Associated for any reason shall be converted into Cash Consideration and/or shares of Associated Common Stock in accordance with this Article I.

SECTION 1.09. Anti-Dilution Adjustment. If, subsequent to the date hereof and prior to the Effective Time, Associated shall pay a stock dividend or make a distribution on Associated Common Stock in shares of Associated Common Stock or any security convertible into Associated Common Stock or shall combine or subdivide its stock, then in each such case, from and after the record date for determining the shareholders entitled to receive such dividend or distribution or the securities resulting from such combination or subdivision, an appropriate adjustment (if any) shall be made to the Exchange Ratio set forth in Section 1.06 above, for purposes of determining the number of shares of Associated Common Stock into which the Company Common Stock shall be converted. For purposes hereof, the payment of a dividend in Associated Common Stock, or the distribution on Associated Common Stock in securities convertible into Associated Common Stock, shall be deemed to have effected an increase in the number of outstanding shares of Associated Common Stock equal to the number of shares of Associated Common Stock into which such securities shall be initially convertible without the payment by the holder thereof of any consideration other than the surrender for cancellation of such convertible securities. Notwithstanding the foregoing, this Section shall not apply to any stock options, warrants, restricted stock sale, or performance stock issued under option plans of Associated existing as of the date of this Agreement.

SECTION 1.10. Treatment of Company Stock Options. All rights under any option to purchase shares of Company Common Stock that remains outstanding and unexercised, whether vested or unvested, immediately prior to the Effective Time (the “Company Stock Options”) shall become null and void and cease to represent a right to acquire shares of Company Common Stock as of the Effective Time and shall at the option of the holder be either (i) converted into options (the “New Options”) to purchase that number of shares of Associated equal to (a) the number of shares of Company Common Stock subject to the Company Stock Option immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio (rounding Fractional Shares down to the nearest whole share), or (ii) converted to the right to receive cash in an amount (less any applicable withholding tax) equal to the number of shares of Company Common Stock subject to the Company Stock Option multiplied by the amount by which the Exchange Ratio times the Associated Common Stock closing price on the date of the Effective Time exceeds the exercise price for such Company Stock Option; provided, however that Company Stock Options issued after April 1, 2004 shall be converted to a right to receive cash pursuant to (ii) of the first clause of this sentence with no option to convert to New Options pursuant to (i) of the first clause of this sentence. The exercise price per share of Associated Common Stock under each converted New Option shall be equal to the exercise price per share of Company Common Stock which was purchasable under the Company Stock Option that such New Option replaces divided by the Exchange Ratio (rounded down to the nearest whole cent). Each option which is an “incentive stock option” as defined in Section 422 of the Code shall be adjusted as required by Section 424 of the Code and the regulations promulgated thereunder so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. The duration and vesting of each such New Option shall be the same as the original Company Stock Option it replaces, except to the extent vesting may be accelerated under the terms of the applicable Company stock option plan by reason of the transactions contemplated by this Agreement. At or before the Effective Time, the Company shall cause to be effected any amendments to any plans, grant agreements, or other documents relating to any of the Company Stock Options which may be necessary in order to give effect to the provisions of this Section 1.10 and, if necessary, will use reasonable efforts to obtain the consent of any holder of Company Stock Options necessary to effect any such amendments.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Associated that:

SECTION 2.01. Organization and Qualification of the Company, Bank, and the Company Subsidiaries. The Company is a corporation duly organized and validly existing under the laws of the State of Wisconsin. The Bank is a duly organized and validly existing federally chartered savings bank headquartered in La Crosse, Wisconsin, and a wholly owned subsidiary of the Company. First Cap Holdings, Inc. (“FCHI”) is a duly organized and validly existing Nevada corporation and wholly owned subsidiary of the Bank. First Reinsurance, Inc. (“FRI”) is a duly organized and validly existing Arizona corporation and a wholly owned subsidiary of the Bank. First Enterprises, Inc. (“FEI”) is a duly organized and validly existing Wisconsin corporation and wholly owned subsidiary of the Bank. FF Mortgage Reinsurance, Inc. (“FFMRI”) is a duly organized and validly existing Vermont corporation and wholly owned subsidiary of FEI. Turtle Creek Corporation (“TCC”) is a duly organized and validly existing Wisconsin corporation and wholly owned subsidiary of the Bank. Except as set forth in the Company Disclosure Schedule at Section 2.01, the Bank, FCHI, FRI, FEI, FFMRI, and TCC are the only direct or indirect subsidiaries of the Company. The Company and the Company Subsidiaries each have the requisite corporate power and authority and are in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals, and orders (“Company Approvals”) necessary to own, lease, and operate their respective properties and to carry on their respective business as they are now being conducted, except where the failure to be so organized, existing, or in good standing or to have such power, authority, and Company Approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined below) on the Company and the Company Subsidiaries when taken as a whole. The term “Material Adverse Effect” as used in this Agreement shall mean any change or effect that is or is reasonably likely to be materially adverse to the business, operations, properties (including intangible properties), condition (financial or otherwise), prospects, assets, or liabilities (including contingent liabilities) of a party and its subsidiaries, taken as a whole, or which would prevent or materially delay consummation of the Merger or otherwise prevent such party performing its obligations under this Agreement and shall be deemed to include, without limitation, (a) with respect to the Company or any Company Subsidiary any changes or effects that result in, or are reasonably likely to result in (within the period beginning with the Effective Time and ending twelve (12) months therefrom), a cost, expense, or liability (including contingent liability), individually or in the aggregate, in an amount of $7.5 million or greater on the Company and the Company Subsidiaries, when taken as a whole, or an effect, individually or in the aggregate, of $4.0 million or more on the Company’s consolidated earnings on an after-tax basis and (b) with respect to Associated or any Associated Subsidiary any changes or effects that result in, or are reasonably likely to result in (within the period beginning with the Effective Time and ending twelve (12) months therefrom), a cost, expense, or liability (including contingent liability, individually or in the aggregate, in an amount of $60 million or greater on Associated and the Associated Subsidiaries, when taken as a whole, or an effect, individually or in the aggregate, of $35 million or more on Associated’s consolidated earnings on an after-tax basis; provided, however, that no assessment or proposed assessment by the Wisconsin

Department of Revenue relating to the income or reallocation to a party of income from a Nevada entity shall be considered a Material Adverse Effect or included in the computation of any Material Adverse Effect unless, with respect to the Company or any Company Subsidiary, the Company breaches its obligations pursuant to Section 4.01(o) or 4.02(o); and provided further, however, that no changes or events relating to the mortgage servicing revenue allowance of a party shall be considered a Material Adverse Effect or included in the computation of any Material Adverse Effect as long as such allowance has been and will continue to be determined in accordance with GAAP (as defined in Section 2.07(b) below). The Company has not received any notice of proceedings relating to the revocation or adverse modification, or proceeding with respect to any Company Approvals. The Company and each of the Company Subsidiaries are duly qualified or licensed as a foreign corporation to do business, and are in good standing, in each jurisdiction where the character of the properties owned, leased, or operated by them or the nature of their activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not have a Material Adverse Effect on the Company. The Company is registered with the Office of Thrift Supervision (“OTS”) as a savings and loan holding company under the Home Owner’s Loan Act (the “HOLA”). Except as set forth in the Disclosure Schedule of the Company attached hereto (the “Company Disclosure Schedule”) at Section 2.01, the Company does not hold any interest, either directly or indirectly, in any other entity except the Company Subsidiaries. Except as set forth in the Company Disclosure Schedule at Section 2.01, the Bank holds no interest, either directly or indirectly, in any other entity except for FCHI, FRI, FEI, FFMRI, and TCC.

SECTION 2.02. Articles of Incorporation and Bylaws. The Company has heretofore furnished to Associated complete and correct copies of the Articles of Incorporation and the Bylaws, as amended or restated, of the Company and each of the Company Subsidiaries and such Articles of Incorporation and Bylaws of the Company and each of the Company Subsidiaries are in full force and effect and neither the Company nor any of the Company Subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws.

SECTION 2.03. Capitalization.

(a) Capitalization of the Company. The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.10 per share (“Company Preferred Stock”). As of the date of this Agreement, (i) 22,487,868 shares of Company Common Stock are issued and outstanding (net of treasury), all of which are duly authorized, validly issued, fully paid, and non-assessable, except as provided in Section 180.0622(2)(b) of Wisconsin Law (such section, including judicial interpretations thereof and Section 180.40(6), its predecessor statute, are referred to herein as “Section 180.0622(2)(b) of Wisconsin Law”), (ii) 3,552 shares of Company Common Stock are held in the Company’s treasury, and (iii) no shares of Company Preferred Stock are issued and outstanding. Except as set forth at Section 2.03 of the Company Disclosure Schedule, as of the date of this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company. Except as set forth at Section 2.03 of the Company Disclosure Schedule, there are no obligations, contingent or otherwise, of the Company or the Company Subsidiaries to repurchase, redeem, or otherwise acquire any shares of the capital stock of the Company or to provide funds to or make any investment (in the form of a loan, capital contribution, or otherwise) in any other entity.

(b) Capitalization of the Bank. The authorized capital stock of the Bank consists of 1,000,000 shares of common stock, par value $0.10 per share (“Bank Common Stock”). As of the date of this Agreement, (i) 1,000,000 shares of Bank Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, and (ii) the Company owns all of the issued and outstanding Bank Common Stock. As of the date of this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character, relating to the issued or unissued Bank Common Stock or obligating the Bank to issue or sell any shares of Bank Common Stock, or other equity interests in the Bank. There are no obligations, contingent or otherwise, of the Company or the Company Subsidiaries to repurchase, redeem, or otherwise acquire any shares of the Bank’s Common Stock or to provide funds to or make any investment (in the form of a loan, capital contribution, or otherwise) in any other entity.

(c) Capitalization of FCHI. The authorized capital stock of FCHI consists of 25,000 shares of common stock, no par value per share (“FCHI Common Stock”). As of the date of this Agreement, (i) 1,000 shares of FCHI Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, and (ii) the Bank owns all issued and outstanding FCHI Common Stock. As of the date of this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character, other than as set forth at Section 2.03 of the Company Disclosure Schedule, relating to the issued or unissued FCHI Common Stock or obligating FCHI to issue or sell any shares of FCHI Common Stock, or other equity interests in FCHI. There are no obligations, contingent or otherwise, of the Bank to repurchase, redeem, or otherwise acquire any shares of FCHI Common Stock or to provide funds to or make any investment (in the form of a loan, capital contribution, or otherwise) in any other entity.

(d) Capitalization of FRI. The authorized capital stock of FRI consists of 10,000,000 shares of common stock, par value $1.00 per share (“FRI Common Stock”). As of the date of this Agreement, (i) 100,000 shares of FRI Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, and (ii) the Bank owns all issued and outstanding FRI Common Stock. As of the date of this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character, other than as set forth at Section 2.03 of the Company Disclosure Schedule, relating to the issued or unissued FRI Common Stock or obligating FRI to issue or sell any shares of FRI Common Stock, or other equity interests in FRI. There are no obligations, contingent or otherwise, of the Company or the Company Subsidiaries to repurchase, redeem, or otherwise acquire any shares of FRI Common Stock or to provide funds to or make any investment (in the form of a loan, capital contribution, or otherwise) in any other entity.

(e) Capitalization of FEI. The authorized capital stock of FEI consists of 15,000 shares of common stock, par value $100.00 per share (“FEI Common Stock”). As of the date of this Agreement, (i) 15,000 shares of FEI Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, except as provided in Section 180.0622(2)(b) of Wisconsin Law, and (ii) the Bank owns all issued and outstanding FEI Common Stock. As of the date of this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character, other than as set forth at Section 2.03 of the Company Disclosure Schedule, relating to the issued or unissued FEI Common Stock or obligating FEI to issue or sell any shares of FEI Common Stock, or other equity interests in FEI. There are no obligations, contingent or otherwise, of the Company or the Company Subsidiaries to repurchase, redeem, or otherwise acquire any shares of FEI Common Stock or to provide funds to or make any investment (in the form of a loan, capital contribution, or otherwise) in any other entity.

(f) Capitalization of FFMRI. The authorized capital stock of FFMRI consists of 100,000 shares of common stock, no par value per share (“FFMRI Common Stock”). As of the date of this Agreement, (i) 100 shares of FFMRI Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, and (ii) FEI owns all issued and outstanding FFMRI’s Common Stock. As of the date of this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character, other than as set forth at Section 2.03 of the Company Disclosure Schedule, relating to the issued or unissued FFMRI Common Stock or obligating FFMRI to issue or sell any shares of FFMRI Common Stock, or other equity interests in FFMRI. There are no obligations, contingent or otherwise, of the Company or the Company Subsidiaries to repurchase, redeem, or otherwise acquire any shares of FFMRI Common Stock or to provide funds to or make any investment (in the form of a loan, capital contribution, or otherwise) in any other entity.

(g) Capitalization of TCC. The authorized capital stock of TCC consists of 9,000 shares of common stock, par value $1.00 per share (“TCC Common Stock”). As of the date of this Agreement, (i) 500 shares of TCC Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, except as provided in Section 180.0622(2)(b) of Wisconsin Law, and (ii) the Bank owns all issued and outstanding TCC Common Stock. As of the date of this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character, other than as set forth at Section 2.03 of the Company Disclosure Schedule, relating to the issued or unissued TCC Common Stock or obligating TCC to issue or sell any shares of TCC Common Stock, or other equity interests in TCC. There are no obligations, contingent or otherwise, of the Company or the Company Subsidiaries to repurchase, redeem, or otherwise acquire any shares of TCC Common Stock or to provide funds to or make any investment (in the form of a loan, capital contribution, or otherwise) in any other entity.

SECTION 2.04. Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than, with respect to the Merger, the approval of this Agreement by the Company’s shareholders in accordance with Wisconsin Law and the Company’s Articles of Incorporation and Bylaws. The Company’s Board of Directors has unanimously approved and adopted this Agreement and the transactions contemplated by this Agreement and unanimously recommended that the Company’s shareholders approve this Agreement and the Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution, and delivery by Associated, constitutes the legal, valid, and binding obligation of the Company enforceable against the Company in accordance with its terms.

SECTION 2.05. No Conflict; Required Filings and Consents.

(a) Except as set forth at Section 2.05 of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company shall not, (i) conflict with or violate the Articles of Incorporation or Bylaws of the Company or any of the Company Subsidiaries, (ii) conflict with or violate any domestic (federal, state, or local) or foreign law, statute, ordinance, rule, regulation, order, judgment, or decree (collectively, “Laws”) applicable to the Company or any of the Company Subsidiaries, or by which their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of a lien or encumbrance on, any of the properties or assets of the Company or any of the Company Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which the Company or any of the Company Subsidiaries are a party or by which the Company or any of the Company Subsidiaries or any of their respective properties are bound or affected, except for any such breaches, defaults, or other occurrences that would not have a Material Adverse Effect on the Company.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require, with respect to the Company, any consent, approval, authorization, or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, or any other person except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), state securities or blue sky laws (“Blue Sky Laws”), the BHCA, the HOLA, the banking laws and regulations of the State of Wisconsin (the “BL”), any applicable antitrust authorities, and the filing and recordation of appropriate merger or other documents as required by Wisconsin Law and federal banking laws, or (ii) where the failure to obtain such consents, approvals, authorizations, or permits, or to make such filings or notifications would not have a Material Adverse Effect on the Company.

SECTION 2.06. Compliance; Permits. Neither the Company nor any of the Company Subsidiaries is in conflict with, or in default or violation (except for any such conflicts, defaults, or violations which would not have a Material Adverse Effect on the Company) of (a) any Law applicable to the Company or any of the Company Subsidiaries or by which any of their respective properties are bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any of their respective properties are bound or affected.

SECTION 2.07. Banking Reports, SEC Reports, and Financial Statements.

(a) The Company and the Company Subsidiaries have timely filed all forms, reports, and documents required to be filed with the Federal Reserve Board, the Wisconsin Department of Financial Institutions, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, and any other applicable federal or state banking authorities (all such reports and statements are collectively referred to as the “Company Bank Reports”). The Company Bank Reports, including all Company Bank Reports filed after the date of this Agreement, (i) were or will be prepared in accordance with the requirements of applicable law, and (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, unless corrected by a subsequent filing made (y) prior to the date of this Agreement for reports and documents filed before the date of this Agreement and (z) by the earlier of (A) 15 days of the filing date of the report or document being corrected or (B) 15 days prior to the Effective Time, for reports and documents filed after the date of this Agreement.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) of the Company and the Company Subsidiaries contained in the Company Bank Reports, including any Company Bank Reports filed since the date of this Agreement and prior to or on the Effective Time, have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each fairly presents the consolidated financial position of the Company and the Company Subsidiaries as of the respective dates thereof and the consolidated results of their operations and changes in financial position for the periods indicated, except any unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect. With respect to the Company and the Company Subsidiaries, for purposes of this Section 2.07, any amount or effect in excess of $1 million shall be deemed material.

(c) The Company has on a timely basis filed all forms, reports, and documents required to be filed by it with the Securities and Exchange Commission (“SEC”) since January 1, 2001. The Company Disclosure Schedule at Section 2.07(c) lists and (except to the extent available in full without redaction on the SEC’s web site through the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) two days prior to the date of this Agreement) the Company has delivered to Associated true and complete copies in the form filed with the SEC of (i) the Company’s Annual Reports on Form 10-K for each fiscal year of the Company ending on or after December 31, 1999; (ii) its Quarterly Reports on Form 10-Q for each of the first three fiscal quarters in each of the fiscal years of the Company referred to in clause (i) above; (iii) all proxy statements relating to the Company’s meetings of shareholders (whether annual or special) held, and all information statements relating to shareholder consents since the beginning of the first fiscal year referred to in clause (i) above; (iv) all certifications and statements required by (A) Rule 13a-14 or 15d-14 under the Exchange Act or (B) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act of 2002 (“SOX”)) with respect to any report referred to in clause (i) or (ii) above; (v) all other forms, reports, registration statements, and other documents (other than preliminary materials if the corresponding definitive materials have been provided to Associated pursuant to this Section 2.07(c)) filed by the Company with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, and other documents referred to in clauses (i), (ii), (iii), (iv), and (v) above are, collectively, the “Company SEC Reports” and, to the extent available in full without redaction on the SEC’s web site through EDGAR two days prior to the date of this Agreement, are, collectively, the “Filed Company SEC Reports”); and (vi) all comment letters received by the Company from the staff of the SEC since January 1,

2001, and all responses to such comment letters by or on behalf of the Company. All matters and statements made in the certifications and statements referred to in clause (iv) above are accurate. The Company SEC Reports (x) were or will be prepared in accordance with the requirements of the Securities Act and the Exchange Act, as applicable, and the rules and regulations thereunder and (y) did not at the time they were filed with the SEC, or will not at the time they are filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is or has been required to file any form, report, registration statement, or other document with the SEC or any state authority. The Company maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act. The Company Disclosure Schedule at Section 2.07(c) lists, and the Company has delivered to Associated, true and complete copies of all written descriptions of and all policies, manuals, and other documents promulgating such disclosure controls and procedures. Except as disclosed in Filed Company SEC Reports, each director and executive officer of the Company has filed with the SEC on a timely basis complete and accurate versions of all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since January 1, 2001. As used in this Section 2.07(c), the term “filed” shall be broadly construed to include any manner in which a document or information is furnished, supplied, or otherwise made available to the SEC, including, but not limited to, as may be required pursuant to Item 9 or 12 of Form 8-K.

(d) The consolidated financial statements of the Company and the Company Subsidiaries included or incorporated by reference in any Company SEC Reports (including the related notes) complied as to form, as of the respective dates of filing of such Company SEC Reports with the SEC, in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto (including, without limitation, Regulation S-X), have been prepared in accordance with GAAP (except, in the case of unaudited financial statements, to the extent permitted by Regulation S-X for Quarterly Reports on Form 10-Q) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial condition of the Company and the Company Subsidiaries at the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that were not, or with respect to any such financial statements contained in any Company SEC Reports to be filed subsequent to the date hereof are not expected to be, material in amount or effect). The Company Disclosure Schedule at Section 2.07(d) lists, and the Company has delivered to Associated copies of the documentation creating or governing, all “off-balance sheet arrangements” (as defined in Item 303(a)(4) of Regulation S-K) in effect with respect to the Company or any of the Company Subsidiaries during any period covered by any of the Company SEC Reports that was required to be disclosed in any Company SEC Report. Deloitte & Touche LLP, which has expressed its opinion with respect to the consolidated financial statements of the Company and the Company Subsidiaries included in Company SEC Reports (including the related notes) filed after June 30, 2003, (x) is a registered public accounting firm (as defined in Section 2(a)(12) of SOX), (y) to the Company’s knowledge, after reasonable inquiry, is and has been throughout the periods covered by such financial statements “independent” with respect to the Company within the meaning of Regulation S-X, and (z) to the Company’s knowledge, after reasonable inquiry, is, and has been throughout the periods covered by such financial statements, with respect to the Company, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act. Ernst & Young LLP, which expressed its opinion with respect to the consolidated financial statements of the Company and the Company Subsidiaries included in Company SEC Reports (including the related notes) filed prior to June 30, 2003, (y) to the Company’s knowledge, after reasonable inquiry, was throughout the periods covered by such financial statements “independent” with respect to the Company within the meaning of Regulation S-X, and (z) to the Company’s knowledge, after reasonable inquiry, was throughout the periods covered by such financial statements, with respect to the Company, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act. The Company Disclosure Schedule at Section 2.07(d) lists all non-audit services performed by Deloitte & Touche LLP or Ernst & Young LLP for the Company or any of the Company Subsidiaries since January 1, 2003.

(e) Except as and to the extent set forth on the consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2003, including all notes thereto (the “Company Balance Sheet”), neither the Company nor the Company Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent, or otherwise) that would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with GAAP, except (i) for liabilities or obligations incurred in the ordinary course of business since December 31, 2003, that would not have a Material Adverse Effect on the Company, or (ii) as otherwise reflected in the Filed Company SEC Reports.

SECTION 2.08. Absence of Certain Changes or Events. Except as disclosed in the Filed Company SEC Reports, since December 31, 2003 to the date of this Agreement, the Company and each of the Company Subsidiaries have conducted their respective businesses only in the ordinary course and in a manner consistent with past practice and, since December 31, 2003, there has not been (a) any change in the financial condition, results of operations, or business of the Company or any of the Company Subsidiaries that would have a Material Adverse Effect on the Company; (b) any damage, destruction, or loss (whether or not covered by insurance) with respect to any assets of the Company or any of the Company Subsidiaries that would have a Material Adverse Effect on the Company; (c) any change by the Company or any of the Company Subsidiaries in their respective accounting methods, principles, or practices, except for compliance with applicable new requirements of the Financial Accounting Standards Board or GAAP; (d) any revaluation by the Company or any of the Company Subsidiaries of any of their respective material assets in any material respect; (e) except in the ordinary course of business, any entry by the Company or any of the Company Subsidiaries into any commitment or transaction material to the Company; (f) except as set forth in the Company Disclosure Schedule at Section 2.08(f), any declaration, setting aside, or payment of any dividends or distributions in respect of shares of the Company Common Stock or any redemption, purchase, or other acquisition of any of its securities or any of the securities of any of the Company Subsidiaries; or (g) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase, or other employee benefit plan, or any other increase in compensation payable or to become payable to any officers or key employees of the Company or any of the Company Subsidiaries.

SECTION 2.09. Absence of Litigation. Except as disclosed in the Filed Company SEC Reports or as set forth at Section 2.09 of the Company Disclosure Schedule with respect to any resolution or developments: (a) neither the Company nor any of the Company Subsidiaries is or has been since January 1, 2001, subject to any continuing order of, or written agreement or memorandum of understanding with, or investigation by, any federal or state banking authority, the SEC, or other governmental entity or the Board of Directors of the Company or any committee thereof, or any judgment, order, writ, injunction, decree, or award of any governmental entity or arbitrator, including, without limitation, cease-and-desist or other orders of any bank regulatory authority or the SEC; (b) there is no claim of any kind, action, suit, litigation, proceeding, arbitration, investigation, or controversy affecting the Company or any of the Company Subsidiaries, or any officers, directors, or employees thereof in their capacity as such, pending or, to the knowledge of the Company, threatened, except for matters which individually seek damages not in excess of $100,000 which otherwise will not have, and cannot reasonably be expected to have, a Material Adverse Effect on the Company; and (c) there are no uncured material violations, or violations with respect to which material refunds or restitutions may be required, cited in any compliance report to the Company or any of the Company Subsidiaries as a result of the examination by any federal or state banking authority, the SEC, or other governmental entity.

SECTION 2.10. Employee Benefit Plans.

(a) The following definitions will apply for purposes of this Agreement:

(i) ADA. Americans with Disabilities Act.

(ii) ADEA. Age Discrimination in Employment Act.

(iii) COBRA. Part 6 of Subtitle B of Title I of ERISA and section 4980B of the Code.

(iv) Code. The Internal Revenue Code of 1986, as amended, and the regulations, rulings, and forms issued thereunder.

(v) DOL. The United States Department of Labor.

(vi) EGTRRA. The Economic Growth and Tax Relief Reconciliation Act of 2001.

(vii) Employee Benefit Plan. Any Pension Plan, Welfare Plan, or Fringe Benefit Plan, whether written or oral and whether qualified or non-qualified, and any trust, escrow, or other agreement covering any present or former directors, officers, employees, or their respective dependents.

(viii) ERISA. The Employee Retirement Income Security Act of 1974, as amended, and the rules, regulations, and forms issued thereunder.

(ix) ERISA Affiliate. Any entity (whether or not incorporated) which is or was, together with the Company (for purposes of Section 2.10) or Associated (for purposes of Section 3.18), treated as a single employer under section 414(b), (c), (m), or (o) of the Code.

(x) Fringe Benefit Plans. Any fringe benefit plan under Code sections 125, 127, 129, 132, or 137 and any bonus, incentive compensation, restricted stock, other stock-based incentive, salary continuation, bonus plan, employment-related change in control benefit, and any other payment or benefit which is not within the meaning of a Pension Plan or Welfare Plan. The term “Fringe Benefit Plan” shall also include any terminated fringe benefit plan previously maintained, sponsored, or contributed to by the Company (for purposes of Section 2.10) or Associated (for purposes of Section 3.18) or any ERISA Affiliate which, as of the signing of this Agreement, has not distributed all of its assets or satisfied all of its Liabilities.

(xi) GUST. Collectively, the Uruguay Round Agreements Act (“GATT”), the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2001.

(xii) HIPAA. The Health Insurance Portability and Accountability Act of 1996.

(xiii) IRS. The United States Internal Revenue Service.

(xiv) Liability. Any direct or indirect obligation, indebtedness, commitment, expense, claim, deficiency, guaranty, endorsement, or other liability of any kind, whether known or unknown, direct or indirect, accrued or unaccrued, absolute or contingent, disputed or undisputed, and whether or not the same is required to be accrued on financial statements.

(xv) Pension Plan. Each “employee pension benefit plan” as defined in section 3(2) of ERISA. The term “Pension Plan” includes an “employee pension benefit plan” which is subject to an exemption under ERISA. The term “Pension Plan” shall also include any terminated “employee pension benefit plan” previously maintained, sponsored, or contributed to by the Company (for purposes of Section 2.10) or Associated (for purposes of Section 3.18) or an ERISA Affiliate which, as of the signing of this Agreement, has not distributed all of its assets in full satisfaction of accrued benefits or satisfied all of its Liabilities.

(xvi) Welfare Plan. Each “employee welfare plan” as defined in ERISA section 3(1), including medical reimbursement benefits provided under a Fringe Benefit Plan subject to Code section 125 and health reimbursement arrangements. The term “Welfare Plan” includes an “employee welfare plan” which is subject to an exemption under ERISA. The term “Welfare Plan” shall include any terminated “employee welfare plan” previously maintained, sponsored, or contributed to by the Company (for purposes of Section 2.10) or Associated (for purposes of Section 3.18) or any ERISA Affiliate which, as of the signing of this Agreement, has not distributed all of its assets or satisfied all of its Liabilities.

(b) The Company Disclosure Schedule at Section 2.10 lists all Employee Benefit Plans maintained, sponsored, or contributed to by the Company or any ERISA Affiliate or under which the Company or any ERISA Affiliate has any Liability.

(c) The Company has made available to Associated true and complete copies of (i) each Employee Benefit Plan and a written summary of any Employee Benefit Plan not in writing; (ii) the most recent opinion letter received from the IRS with respect to any Employee Benefit Plan; (iii) the summary plan description, all summaries of material modifications, employee booklets, and all other material communications to employees with respect to any Employee Benefit Plan; (iv) any service agreement, including third-party administration agreements or other contracts related to each Employee Benefit Plan; (v) the three most recent annual reports on Form 5500 required to be filed for each Employee Benefit Plan including required attachments; (vi) the three most recent actuarial reports, if applicable; (vii) all related trust agreements, annuity contracts, insurance contracts, including stop-loss insurance contracts or other funding arrangements which relate to any Employee Benefit Plan, and the most recent periodic accounting of related plan assets; (viii) a description of the investments in which the assets of each Pension Plan and funded Welfare Plan are invested, including any agreements with investment managers, agreements with investment advisors, group annuity contracts, and a listing of all mutual funds or other investment vehicles; and (ix) in the case of stock options, phantom stock, restricted stock, stock appreciation rights, or other equity rights issued under any Employee Benefit Plan, a list of holders, dates of grant, number of shares, exercise price per share, and dates exercisable.

(d) Each Pension Plan that is intended to be a qualified plan under Code section 401(a) has received and maintains a current favorable determination letter issued by the IRS. There are no existing circumstances or events that have occurred that could reasonably be expected to adversely affect the qualified status of any such Pension Plan. Each such qualified Pension Plan was timely amended for all applicable legislation, including GUST and EGTRRA, and there are no additional amendments necessary to maintain each such qualified Pension Plan as a qualified plan under Code section 401(a). Each Pension Plan has been operated in accordance with the applicable Pension Plan document and the requirements of ERISA, the Code, and applicable regulations in all respects. There are no pending or prior applications that have been filed on behalf of a Pension Plan with the IRS under the Employee Plans Compliance Resolution System (“EPCRS”) that have not been fully resolved and corrected as required by the IRS, and the Company has provided Associated copies of any closing agreement or other documentation describing the resolution of such prior EPCRS applications. Except as set forth in Section 2.10(d) of the Company Disclosure Schedule, none of the Pension Plans that are intended to be qualified retirement plans under Code section 401(a) hold Company Common Stock or the stock of any ERISA Affiliates as an investment.

(e) The Company and ERISA Affiliates have maintained and operated each Employee Benefit Plan in compliance with the applicable plan documents and all applicable Laws relating to the Employee Benefit Plans (including, without limitation, the Code, ERISA, HIPAA, USERRA, ADEA, FMLA, and ADA and the applicable regulations and rulings under each of these laws), except for any failure to comply which would not result in liability to the Company or any Company Subsidiary in excess of $250,000, individually or in the aggregate. The Company and ERISA Affiliates have incurred no Liability to any governmental agency in connection with any Employee Benefit Plan.

(f) The Company or ERISA Affiliates, as applicable, have made all contributions required to be made pursuant to the terms of any Employee Benefit Plan or any collective bargaining agreement to which it is a party or as otherwise required by applicable Law. Amounts accrued to date as Liabilities in connection with any Employee Benefit Plan of the Company or any ERISA Affiliate which have not been paid have been properly recorded on the books of the Company in accordance with GAAP and, if applicable, Code section 412. With respect to each Employee Benefit Plan, all insurance premiums have been paid in full and on a timely basis for all periods ending on or prior to the signing of this Agreement. No contribution made to an Employee Benefit Plan was subject to an excise tax under Code section 4972 that has not been satisfied in full. All contributions and payments by the Company and any ERISA Affiliate in respect of any Employee Benefit Plan have been or are fully deductible under the Code.

(g) Except as set forth in Section 2.10(g) of the Company Disclosure Schedule, the Company and ERISA Affiliates do not (at this time or any prior time) sponsor, maintain, or contribute to any defined benefit plan or any multi-employer plan within the meaning of ERISA section 3(37).

(h) With respect to any insurance policy providing funding or benefits under any Employee Benefit Plan, (i) there is no actual or potential Liability of the Company or ERISA Affiliates in the nature of a retroactive or retrospective rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated at the signing of this Agreement; and (ii) no insurance company issuing any such policy is in receivership, conservatorship, liquidation, or similar proceeding and, to the knowledge of the Company, no such proceedings with respect to any insurer are imminent. If an Employee Benefit Plan is self-funded and the Company or an ERISA Affiliate is party to a stop-loss insurance policy with respect to such Employee Benefit Plan, the Company or ERISA Affiliate has complied with all terms of the stop-loss policy and has timely paid all premiums owing with respect to such stop-loss policy through the signing of this Agreement. The transactions contemplated by this Agreement will not cancel, impair, or reduce amounts payable under any such stop-loss insurance policy.

(i) All reports, notices, and descriptions of the Employee Benefit Plans (including, without limitation, Form 5500 annual reports, summary annual reports, summary plan descriptions, summaries of material modifications, and employee notices) required to be filed or distributed by the Company or any ERISA Affiliate have been timely filed with the IRS or the DOL, as applicable, and, as appropriate, have been timely provided to the participants and beneficiaries in the Employee Benefit Plans. Any Pension Plan which is a retirement plan exempt from Parts 2, 3, and 4 of Subtitle B of ERISA as an unfunded retirement plan established for a select group of management or highly compensated employees has timely filed the one-time notice with the DOL required pursuant to DOL Regulation section 2520.104-23. There are no pending or prior applications that have been filed on behalf of an Employee Benefit Plan with the DOL under the Delinquent Filer Voluntary Compliance program (“DFVC”) that have not been fully resolved and corrected as required by the DOL, and the Company has provided Associated copies of any closing agreement or other documentation describing the resolution of such prior DFVC applications.

(j) With respect to each Employee Benefit Plan (i) no non-exempt prohibited transaction, as defined in ERISA section 406 or Code section 4975, has occurred, (ii) neither the Company, any ERISA Affiliate, nor any of their current or former directors, officers, employees, or any other “fiduciary,” within the meaning of ERISA section 3(21), has committed any breach of fiduciary responsibility imposed by ERISA or any other applicable law, or has any Liability for failure to comply with ERISA or the Code for any action or failure to act in connection with the operation, administration, or investment of the assets of any Employee Benefit Plan. There is no pending, threatened, or anticipated action, audit, suit, grievance, arbitration, or other manner of litigation or claim relating to any Employee Benefit Plan (other than routine claims for benefits). Neither the Company, ERISA Affiliates, nor any of their directors, officers, employees, or any fiduciary of any Employee Benefit Plan has any knowledge of any facts that could give rise to arbitration, litigation, or claims with respect to any Employee Benefit Plan. Each “fiduciary” and every “plan official” (as defined in section 412 of ERISA) of each Employee Benefit Plan is bonded or otherwise insured to the extent required by section 412 of ERISA. The Company and ERISA Affiliates are not subject to an excise tax under Code section 4977, 4978, 4979, 4979A, 4980, 4980D, or 4980F that has not been satisfied in full. There have been no investigations or audits of any Employee Benefit Plan by any governmental authority that have been concluded that resulted in any Liability to the Company or ERISA Affiliates that has not been fully discharged, and the Company has provided Associated copies of any closing letter, closing agreement, or other documentation describing the resolution of such prior audits or investigations.

(k) Following the adoption, restatement, or amendment of all Employee Benefit Plans as provided to Associated, the Company, ERISA Affiliates, and any of their officers or directors have taken no action directly or indirectly which obligates the Company or ERISA Affiliates to institute or modify or change any Employee Benefit Plan, any actuarial or other assumption used to calculate funding obligations with respect to any of the Company’s and ERISA Affiliate’s Employee Benefit Plans, or the manner in which contributions to any of the Employee Benefit Plans are made or the basis on which such contributions are determined.

(l) No Employee Benefit Plan is funded through a “welfare benefit fund” as defined in Code section 419(e), and neither the Company nor any ERISA Affiliate has established or maintained any arrangement that could be deemed to qualify as a funded welfare plan. The Company and ERISA Affiliates have not incurred any liability under Code section 4976 that has not been satisfied in full.

(m) Except as set forth in Section 2.10(m) of the Company Disclosure Schedule, no Employee Benefit Plan provides medical, life, or other welfare benefits (whether or not insured), with respect to persons who are not current employees of the Company or ERISA Affiliates (other than coverage mandated by COBRA). With respect to any Employee Benefit Plan required to be disclosed in Section 2.10(m) of the Company Disclosure Schedule, the Company has disclosed to Associated all documents relating to the Employee Benefit Plan that have been provided to participants. Further, with respect to any Employee Benefit Plan required to be disclosed in Section 2.10(m) of the Company Disclosure Schedule, documents relating to the Employee Benefit Plan that have been provided to participants have, from the inception of the Employee Benefit Plan to the present, informed participants that the Company reserves the right to terminate or amend the Employee Benefit Plan at any time. Each Employee Welfare Plan that is a “group health plan” within the meaning of Code section 5000 has been operated in compliance with the applicable plan document, COBRA, ERISA, the administrative simplification provisions of HIPAA, as applicable, the secondary payor requirements of section 1862(b) of the Social Security Act, and applicable state law requirements, except for any failure to comply which would not result in liability to the Company or any Company Subsidiary in excess of $250,000, individually or in the aggregate. No Employee Welfare Plan or Fringe Benefit Plan provides benefits for persons who are not eligible for coverage under the terms of such plans. No claim for medical benefits has been incurred (but not reported) under any Employee Welfare Plan (subject to the Company’s knowledge with respect to claims incurred after January 27, 2004) with respect to any current or former employee (or the spouse or dependent of such employee) that is in excess of $25,000. The Company’s financial statements, as of the signing of this Agreement, will contain adequate accruals for incurred or continuing but unpaid claims under Employee Benefit Plans not funded by insurance.

(n) Except as disclosed in the Company Disclosure Schedule at Section 2.10(n), the consummation of the transactions contemplated by this Agreement will not (i) entitle any present or former director, officer, or employee of the Company or ERISA Affiliates to severance pay, unemployment compensation, excess parachute payments (within the meaning of section 280G of the Code), or any other payment; (ii) accelerate the time of payment or vesting of benefits under any of the Employee Benefit Plans; or (iii) increase the amount of compensation or benefits due under any of the Employee Benefit Plans with respect to any such present or former director, officer, or employee of the Company or any of the Company Subsidiaries.

SECTION 2.11. Employment Contracts; Material Contracts. Except as set forth in the Company Disclosure Schedule at Section 2.11 or filed as an exhibit in the Filed Company SEC Reports, as of the date of this Agreement, neither the Company nor any of the Company Subsidiaries is a party to or bound by (a) any employment or consulting contract which provides for a base or guaranteed annual level of compensation in excess of $100,000 (without regard to any commissions), (b) any contract or commitment for capital expenditures in excess of Two-Hundred Fifty Thousand Dollars ($250,000) for any one (1) project, or (c) contracts or commitments for the purchase of materials or supplies or for the performance of services that require the Company to make payments in excess of Two-Hundred Fifty Thousand Dollars ($250,000) in any twelve-month period.

SECTION 2.12. Registration Statement; Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion in (a) the Registration Statement (as defined in Section 6.01), (b) the Proxy Statement/Prospectus (as defined in Section 6.01), or (c) any other document to be filed with the SEC or other regulatory authority in connection with the transactions contemplated hereby, at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and at the Effective Time, and with respect to the Proxy Statement/Prospectus, when mailed, shall be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading. In the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, none of such information at the time of the Company’s shareholders meeting pursuant to Section 6.02 (the “Meeting”) shall be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Meeting. The Company has received from Sandler O’Neill & Partners, L.P. an opinion (the “Fairness Opinion”) to the effect that the consideration the Company’s shareholders will receive pursuant to the Merger is fair to the Company’s shareholders from a financial point of view, and such Fairness Opinion, if updated by Sandler O’Neill & Partners, L.P. as of the date of mailing of the Proxy Statement/Prospectus, may be included therein.

SECTION 2.13. Title to Property. The Company Disclosure Schedule at Section 2.13 correctly identifies all real property owned, leased, or used by the Company or any of the Company Subsidiaries. The Company and each of the Company Subsidiaries have good and defensible title to all of their properties and assets, real and personal, tangible and intangible, free and clear of all mortgage liens, and free and clear of all other liens, charges, and encumbrances except liens for taxes not yet due and payable, pledges to secure deposits, liens as set forth in the Company Disclosure Schedule at Section 2.13, and such minor imperfections of title, if any, as to not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Material Adverse Effect on the Company and the Company Subsidiaries, individually or when taken as a whole. All leases pursuant to which the Company or any of the Company Subsidiaries lease from others real or personal property including, without limitation, leases for branch offices, are in good standing, valid, effective, binding, and enforceable in accordance with their respective terms, and there is not or there has not occurred, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Company or any of the Company Subsidiaries have not taken adequate steps to prevent such a default from occurring). The Company’s and each of the Company Subsidiaries’ buildings and equipment in regular use have been reasonably maintained and are in good and serviceable condition, reasonable wear and tear excepted. None of the buildings, structures, or appurtenances owned or leased by the Company or any of the Company Subsidiaries for their operation or maintenance as now operated or maintained, contravenes any zoning ordinances or other administrative regulations (whether or not permitted because of prior non-conforming use), or violates any restrictive covenant or any provision of Law, the effect of which would materially interfere with or prevent the continued use of such properties for the purposes for which they are now being used or would materially and adversely affect the value thereof.

SECTION 2.14. Compliance with Environmental Laws.

(a) The term “Company’s Property” shall mean any real property and improvements currently owned, leased, used, operated, or occupied by the Company or any of the Company Subsidiaries. The term “Company’s Property” shall also include any real property or improvements acquired by foreclosure, property which the Bank has a present right to acquire upon foreclosure and which are owned by customers of the Bank who have received written notification of default and for which the Company or any Company Subsidiary has obtained an environmental evaluation or report, and properties held or operated in a fiduciary or managerial capacity.

(b) The term “Environmental Claims” shall mean any and all administrative, regulatory, or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations, or proceedings relating in any way to any applicable Environmental Law or Environmental Permit.

(c) The term “Environmental Laws” shall mean all federal, state, and local Laws including statutes, regulations, and other governmental restrictions and requirements relating to the discharge of air pollutants, water pollutants, or process wastewater or the disposal of solid or hazardous waste or otherwise relating to the environment or hazardous substances or employee health and safety.

(d) The term “Environmental Permits” shall mean all permits, approvals, identification numbers, licenses, and other authorizations required under any applicable Environmental Law.

(e) The term “Hazardous Substances” shall mean all hazardous and toxic substances, wastes, and materials; any pollutants or contaminants (including, without limitation, petroleum products, asbestos, and raw materials, which include hazardous constituents); and any other similar substances or materials which are regulated under applicable Environmental Laws.

(f) To the Company’s Knowledge, the Environmental Permits (if any) are in full force and effect and constitute all permits, licenses, approvals, and consents relating to Environmental Laws or Hazardous Substances required for the conduct of the Company’s and each of the Company Subsidiaries’ respective businesses and the use of the Company’s Property (as presently conducted and used) in compliance with applicable Environmental Laws.

(g) The Company and each of the Company Subsidiaries have filed all reports, returns, and other filings required to be filed with respect to the Company’s Property under Environmental Laws and the Environmental Permits except where the failure to do so would not have a Material Adverse Effect on the Company. Except as set forth at Section 2.14(g) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has made any environmental filings after December 31, 2003.

(h) To the Company’s knowledge, the business of the Company and each of the Company Subsidiaries and the Company’s Property have been and are being operated in accordance with all applicable Environmental Laws and Environmental Permits. Neither the Company nor any of the Company Subsidiaries has received any written notice nor does the Company or any of the Company Subsidiaries have knowledge that any of the Company’s Property is not in material compliance with all Environmental Laws and Environmental Permits and no proceeding for the suspension, revocation, or cancellation of any Environmental Permit is pending or, to the knowledge of the Company, threatened.

(i) There are no actions pending, or to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries which in any case assert or allege (i) the Company or any of the Company Subsidiaries violated any Environmental Law or Environmental Permit or is in default with respect to any Environmental Permit or any order, writ, judgment, variance, award, or decree of any government authority issued under any Environmental Law; (ii) the Company or any of the Company Subsidiaries is required to clean up or take remedial or other response action due to the disposal, discharge, or other release of any Hazardous Substance on the Company’s Property or elsewhere; or (iii) the Company or any of the Company Subsidiaries are required to contribute to the cost of any past, present, or future cleanup or remedial or other response action which arises out of or is related to the disposal, discharge, or other release of any Hazardous Substance by the Company, the Company Subsidiaries, or others. None of the Company, any of the Company Subsidiaries, or any of the Company’s Property is subject to any judgment, stipulation, order, decree, or agreement arising under Environmental Laws.

(j) To the Company’s knowledge, with respect to the Company’s Property, (i) no Hazardous Substances have been treated, recycled, or disposed of by the Company or any of the Company Subsidiaries (intentionally or unintentionally) on, under, or at the Company’s Property; (ii) there has been no release or threatened release by the Company or any of the Company Subsidiaries of any Hazardous Substance on or from the Company’s Property; and (iii) there have been no activities on the Company’s Property which would subject Associated, Associated Subsidiaries, or any subsequent occupier of the Company’s Property to damages, penalties, injunctive relief, or cleanup costs under any Environmental Laws or common law theory of liability.

SECTION 2.15. Absence of Agreements. Neither the Company nor any of the Company Subsidiaries is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter which restricts materially the conduct of its business (including any contract containing covenants which limit the ability of the Company or any of the Company Subsidiaries to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, the Company or any of the Company Subsidiaries may carry on their business) or in any manner relates to their capital adequacy, credit policies, or management, except as set forth at Section 2.15 of the Company Disclosure Schedule, nor has the Company or any of the Company Subsidiaries been advised that any federal, state, or governmental agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, or similar submission.

SECTION 2.16. Taxes. The Company and each of the Company Subsidiaries have timely filed all Tax Returns (as defined below) required to be filed by any of them, and the Company and each of the Company Subsidiaries have timely paid and discharged all Taxes (as defined below) due in connection with or with respect to the filing of such Tax Returns and have timely paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings and with respect to which the Company is maintaining reserves adequate for their payment. The liability for Taxes set forth on each such Tax Return adequately reflects the Taxes required to be reflected on such Tax Return. For purposes of this Agreement, “Tax” or “Taxes” shall mean taxes, charges, fees, levies, and other governmental assessments and impositions of any kind, payable to any federal, state, local, or foreign governmental entity or taxing authority or agency, including, without limitation, (a) income, franchise, profits, gross receipts, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer, and gains taxes; (b) customs, duties, imposts, charges, levies, or other similar assessments of any kind; and (c) interest, penalties, and additions to tax imposed with respect thereto, and “Tax Returns” shall mean returns, reports, and information statements with respect to Taxes required to be filed with the United States Internal Revenue Service (the “IRS”) or any other governmental entity or taxing authority or agency, domestic or foreign, including, without limitation, consolidated, combined, and unitary tax returns. For purposes of this Section 2.16, references to the Company and the Company Subsidiaries include former subsidiaries of the Company for the periods during which any such entities were owned, directly or indirectly, by the Company. Other than as listed at Section 2.16 of the Company Disclosure Schedule, neither the IRS nor any other governmental entity or taxing authority or agency is now asserting, either through audits, administrative proceedings, court proceedings, or otherwise, or, to the knowledge of the Company, threatening to assert against the Company or any of the Company Subsidiaries, any deficiency or claim for additional Taxes. Other than as listed at Section 2.16 of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. There are no tax liens on any assets of the Company or any of the Company Subsidiaries. Other than as listed at Section 2.16 of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has received a ruling or entered into an agreement with the IRS or any other governmental entity or taxing authority or agency that would have a Material Adverse Effect on the Company after the Effective Time. The accruals and reserves for taxes reflected in the Company Balance Sheet are adequate to cover all Taxes accruable by the Company and the Company Subsidiaries on a consolidated basis through the date thereof (including Taxes being contested) in accordance with GAAP. No agreements relating to allocating or sharing of Taxes exist between the Company and/or any of the Company Subsidiaries.

SECTION 2.17. Insurance. Complete and correct copies of all policies of fire, product, or other liability, workers’ compensation, directors and officers, financial institutions bond, errors and omissions, and all other similar forms of insurance owned or held by the Company or any of the Company Subsidiaries have been delivered to Associated. Subject to expirations and renewals of insurance policies in the ordinary course of business, all such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date as of which this representation is being made have been paid (other than retrospective premiums which may be payable with respect to workers’ compensation insurance policies), and no notice of cancellation or termination has been received with respect to any such policy. Such policies are valid, outstanding, and enforceable policies, and will not be terminated prior to the Effective Time. To the knowledge of the Company, the insurance policies to which the Company or any of the Company Subsidiaries are parties are sufficient for compliance with all material requirements of Law and all material agreements to which the Company or any of the Company Subsidiaries are parties and will be maintained by the Company and the Company Subsidiaries until the Effective Time. Neither the Company nor any of the Company Subsidiaries has been refused any insurance with respect to any material assets or operations, nor has coverage been limited in any respect material to their operations by any insurance carrier to which they have applied for any such insurance or with which they have carried insurance during the last five (5) years. All of such claims have been timely filed by the Company and the Company Subsidiaries and are listed on Section 2.17 of the Company Disclosure Schedule.

SECTION 2.18. Absence of Adverse Agreements. Except as set forth at Section 2.18 of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is a party to any agreement (written or otherwise) or instrument or any judgment, order, or decree or any rule or regulation of any court or other governmental agency or authority which has or could reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth at Section 2.18 of the Company Disclosure Schedule, the Company is not subject to any obligations pursuant to any agreement relating to the Company’s acquisition of Liberty Bancshares, Inc.

SECTION 2.19. Internal Control Over Financial Reporting. The Company and each of the Company Subsidiaries maintain books of account which accurately and validly reflect all loans, mortgages, collateral, and other business transactions and maintain proper and adequate internal control over financial reporting which provide assurance that (a) receipts and expenditures are made and access to the Company’s or any of the Company Subsidiaries’ assets is permitted only in accordance with management’s authorization; (b) the books and records of the Company and each of the Company Subsidiaries accurately and fairly reflect in reasonable detail the transactions and dispositions of the assets of the Company or any of the Company Subsidiaries; (c) the reporting of the assets of the Company or any of the Company Subsidiaries is compared with existing assets at regular intervals; (d) transactions are recorded as necessary to permit preparation of consolidated financial statements of the Company in accordance with GAAP and to maintain accountability for the assets of the Company or any of the Company Subsidiaries; (e) unauthorized acquisition, use, or disposition of the assets of the Company or any of the Company Subsidiaries is prevented; and (f) accounts, notes, and other transactions are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company Disclosure Schedule at Section 2.19 identifies all significant deficiencies or material weaknesses in the internal control over financial reporting of the Company or any of the Company Subsidiaries. The Company has delivered to Associated true and complete copies of all documents reflecting internal control over financial reporting of the Company or any of the Company Subsidiaries. There is no amendment to any lending agreement, collateral document, or security that is not fully reflected in the books and records of the Company and the Company Subsidiaries.

SECTION 2.20. Loans. Except as disclosed in the Company Disclosure Schedule at Section 2.20, the Bank is not a party to any written or oral loan agreement, note, or borrowing arrangement which has been, or which should be in accordance with the applicable policies of the Bank or the applicable requirements of banking regulations, classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” or any comparable classifications by the Company or the Bank or banking regulators. Neither the Company nor any of the Company Subsidiaries is a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, in violation of Section 13(k) of the Exchange Act. The Company Disclosure Schedule at Section 2.20 identifies any loan or extension of credit maintained by the Company or any of the Company Subsidiaries to which the second sentence of Section 13(k)(1) of the Exchange Act applies. Neither the Company nor the Company Subsidiaries is a party to any written or oral loan agreement, note, or borrowing arrangement in violation of any law, regulation, or rule of any governmental authority, which violation could have a Material Adverse Effect on the Company. The reserve for loan losses of the Company as of December 31, 2003, is adequate to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of December 31, 2003. The Company Disclosure Schedule at Section 2.20 shall further identify all related interests and transactions related thereto for all directors and executive officers.

SECTION 2.21. Related Party Transactions.

(a) Except as disclosed in the Company Disclosure Schedule at Section 2.21(a), no officer, director, affiliate, or employee of the Company or any of the Company Subsidiaries (each, a “Company Related

Party”) (i) has or has had since January 1, 2001, any direct or indirect interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to the business of the Company or any of the Company Subsidiaries; (ii) has or has had since January 1, 2001, any direct or indirect interest in any transaction with the Company or any of the Company Subsidiaries (other than the ownership of up to (but not more than) one percent of any class of securities of any company if such securities are listed on any national securities exchange or have been registered under section 12(g) of the Exchange Act); or (iii) is a party to any contract with, or has any claim or right against, the Company or any of the Company Subsidiaries. The Company Disclosure Schedule at Section 2.21(a) contains a true and complete description of any such transaction or relationship, including, but not limited to, where applicable, (i) the name of the Company Related Party, (ii) the name of any other person with a direct or indirect interest in the transaction, (iii) the nature of the Company Related Party’s interest in the transaction, (iv) the amount of the transaction; (v) the amount of the Company Related Party’s interest in the transaction; and (vi) any interest in the Company or any of the Company Subsidiaries by any other person with a direct or indirect interest in the transaction.

(b) To the knowledge of the Company, except as disclosed in the Company Disclosure Schedule at Section 2.21(b) or the Filed Company SEC Reports or under the Company’s employee stock purchase plan or employee stock ownership plan, no officer, director, or affiliate of the Company or any of the Company Subsidiaries has, within six months prior to the date of this Agreement, directly or indirectly purchased or sold, or had any direct or indirect interest in any entity which purchased or sold, any shares of Company Common Stock, any other equity securities of the Company or any of the Company Subsidiaries or any option, warrant, convertible security, stock appreciation right, or other right with respect to any shares of Company Common Stock or other equity securities of the Company or any of the Company Subsidiaries.

(c) To the knowledge of the Company, no transaction required to be disclosed pursuant to Section 2.21(a) or (b) violated any applicable Law.

SECTION 2.22. Labor Matters. Except as will not cause a Material Adverse Effect to the Company, (a) the Company and each of the Company Subsidiaries are in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, and are not engaged in any unfair labor practice; (b) there is no unfair labor practice complaint against the Company or any of the Company Subsidiaries pending before the National Labor Relations Board; (c) there is no labor strike, dispute, slowdown, representation campaign, or work stoppage actually pending or threatened against or affecting the Company or any of the Company Subsidiaries; (d) no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending and no claim therefor has been asserted against the Company or any of the Company Subsidiaries; and (e) neither the Company nor any of the Company Subsidiaries is experiencing any material work stoppage.

SECTION 2.23. NASDAQ; Compliance with SOX. The Company Common Stock is listed on NASDAQ. The Company is, or will timely be, in compliance with all current and proposed listing and corporate governance requirements of NASDAQ. The Company is in compliance with the provisions of SOX applicable to it as of the date hereof and has implemented such programs and has taken reasonable steps, upon the advice of the Company’s independent auditors and outside counsel, respectively, to ensure the Company’s future compliance (not later than the relevant statutory and regulatory deadlines therefor) with all provisions of SOX which shall become applicable to the Company after the date hereof.

SECTION 2.24. Brokers. Except as set forth in the Company Disclosure Schedule at Section 2.24, no broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of the Company Subsidiaries.

SECTION 2.25. Tax Matters. To the Company’s knowledge, after reasonable inquiry, neither the Company nor any of the Company Subsidiaries has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a)(1)(A) of the Code.

SECTION 2.26. Full Disclosure. To the Company’s knowledge, no statement contained in this Agreement, including the Company Disclosure Schedule, or any certificate furnished or to be furnished by or at the direction of the Company to Associated in, or pursuant to the provisions of, this Agreement contains or shall contain any untrue statement of a material fact or omits or shall omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

SECTION 2.27. Vote Required. The affirmative vote of at least a majority of the votes that holders of the outstanding shares of the Company Common Stock are entitled to cast is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve the Merger.

SECTION 2.28. Board Approval. The Company’s minutes reflect that the Board of Directors unanimously approved the transaction contemplated herein.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ASSOCIATED

Associated hereby represents and warrants to the Company that:

SECTION 3.01. Organization and Qualification. Associated is a corporation duly organized and validly existing under the laws of the State of Wisconsin. The Disclosure Schedule of Associated attached hereto (the “Associated Disclosure Schedule”) at Section 3.01 or the Associated SEC Reports (as defined in Section 3.07(a)) lists each subsidiary, direct and indirect, of Associated (the “Associated Subsidiaries”). Except as set forth in the Associated Disclosure Schedule at Section 3.01 or as disclosed in the Associated SEC Reports, each Associated Subsidiary is wholly owned, directly or indirectly, by Associated, duly organized, validly existing, and, if applicable, in good standing under the laws or in the state in which such Associate Subsidiary is incorporated, organized or formed. Associated is registered with the Federal Reserve Board as a bank holding company under the BHCA. Associated and the Associated Subsidiaries each have the requisite corporate power and authority and is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals, and orders (the “Associated Approvals”) necessary to own, lease, and operate their respective properties and to carry on their business as they are now being conducted, including appropriate authorizations from the Federal Reserve Board, except where the failure to be so organized and existing or to have such power, authority, and Associated Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Associated. Associated has not received any notice of proceedings relating to the revocation or modification of any such Associated Approvals. Associated and each of the Associated Subsidiaries are duly qualified or licensed as a foreign corporation to do business and is in good standing in each jurisdiction where the character of properties owned, leased, or operated by it or the nature of their activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not have a Material Adverse Effect on Associated.

SECTION 3.02. Articles of Incorporation and Bylaws. Associated has heretofore furnished to the Company a complete and correct copy of its Articles of Incorporation and Bylaws, as amended or restated. Such Articles of Incorporation and Bylaws are in full force and effect. Associated is not in violation of any of the provisions of its Articles of Incorporation or Bylaws.

SECTION 3.03. Capitalization of Associated. The authorized capital stock of Associated consists of 100,000,000 shares of Associated Common Stock (subject to the proposed amendment to Associated’s Articles of Incorporation described at Section 3.03 of the Associated Disclosure Schedule) and 750,000 shares of preferred stock par value $1.00 per share (“Associated Preferred Stock”). As of the date of this Agreement, (i) 73,465,128 shares of Associated Common Stock are issued and outstanding (net of treasury), all of which are duly authorized, validly issued, fully paid and non-assessable, except as provided in Section 180.0622(2)(b) of

Wisconsin Law, (ii) 168,366 shares of Associated Common Stock are held in Associated’s treasury, and (iii) no shares of Associated Preferred Stock are issued and outstanding. Section 3.03 of the Associated Disclosure Schedule sets forth, as of the date of this Agreement, the total number of shares of capital stock of Associated subject to issuance pursuant to outstanding options, warrants, or other rights, agreements, arrangements, or commitments of any character relating to the issued or unissued capital stock of Associated or obligating Associated to issue or sell any shares of capital stock of, or other equity interests in, Associated. There are no obligations, contingent or otherwise, of Associated or any Associated Subsidiary to repurchase, redeem, or otherwise acquire any shares of the capital stock of Associated or to provide funds to or make any investment (in the form of a loan, capital contribution, or otherwise) in any other entity. The shares of Associated Common Stock to be issued pursuant to the Merger when so issued will be duly authorized, validly issued, fully paid and non-assessable, except as provided in Section 180.0622(2)(b) of Wisconsin Law. Associated has reserved, and will at the Effective Time have, a number of authorized but unissued shares of Associated Common Stock or shares of Associated Common Stock held in treasury sufficient for the share exchange contemplated by Section 1.06.

SECTION 3.04. Authority. Associated has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Associated and the consummation by Associated of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Associated and no other corporate proceedings on the part of Associated are necessary to authorize this Agreement or to consummate the transactions so contemplated hereby. Associated’s Board of Directors has approved and adopted this Agreement and the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Associated and, assuming the due authorization, execution, and delivery by the Company, constitutes the legal, valid, and binding obligation of Associated enforceable against Associated in accordance with its terms.

SECTION 3.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Associated does not, and the performance of this Agreement by Associated shall not, (i) conflict with or violate the Articles of Incorporation or Bylaws of Associated, (ii) conflict with or violate any Laws applicable to Associated or Associated Subsidiaries or by which their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Associated or any Associated Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which Associated or Associated Subsidiary is a party or by which Associated or Associated Subsidiary or any of their properties are bound or affected, except for any such breaches, defaults, or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on Associated.

(b) The execution and delivery of this Agreement by Associated does not, and the performance of this Agreement by Associated shall not, require, with respect to Associated, any consent, approval, authorization, or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, or any other person except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the BHCA, the HOLA, the BL, any applicable antitrust authorities, and the filing and recordation of appropriate merger or other documents as required by Wisconsin Law and national banking laws, or (ii) where the failure to obtain such consents, approvals, authorizations, or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent Associated from performing its obligations under this Agreement, and would not have a Material Adverse Effect on Associated.

SECTION 3.06. Compliance; Permits. Neither Associated nor any of the Associated Subsidiaries is in conflict with, or in default or violation (except for any such conflicts, defaults, or violations which would not have a Material Adverse Effect on Associated) of (a) any Law applicable to Associated or any Associated Subsidiaries or by which its or their property is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which Associated or any Associated Subsidiary is a party or by which Associated or any Associated Subsidiary or any of its or their properties are bound or affected.

SECTION 3.07. SEC Reports, and Financial Statements.

(a) Except as set forth at Section 3.07 of the Associated Disclosure Schedule, Associated has on a timely basis filed all forms, reports, and documents required to be filed by it with the SEC since January 1, 2001. The Associated Disclosure Schedule at Section 3.07(a) lists and (except to the extent available in full without redaction on the SEC’s web site through EDGAR two days prior to the date of this Agreement) Associated has delivered to the Company true and complete copies in the form filed with the SEC of (i) Associated’s Annual Reports on Form 10-K for each fiscal year of Associated ending after January 1, 2001; (ii) its Quarterly Reports on Form 10-Q for each of the first three fiscal quarters in each of the fiscal years of Associated referred to in clause (i) above; (iii) all proxy statements relating to Associated’s meetings of shareholders (whether annual or special) held, and all information statements relating to shareholder consents since the beginning of the first fiscal year referred to in clause (i) above; (iv) all certifications and statements required by (A) Rule 13a-14 or 15d-14 under the Exchange Act or (B) 18 U.S.C. § 1350 (Section 906 of SOX) with respect to any report referred to in clause (i) or (ii) above; (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 3.07(a)) filed by Associated with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), (iv), and (v) above are, collectively, the “Associated SEC Reports” and, to the extent available in full without redaction on the SEC’s web site through EDGAR two days prior to the date of this Agreement, are, collectively, the “Filed Associated SEC Reports”); and (vi) all comment letters received by Associated from the staff of the SEC since January 1, 2001, and all responses to such comment letters by or on behalf of Associated. All matters and statements made in the certifications and statements referred to in clause (iv) above are accurate. The Associated SEC Reports (x) were or will be prepared in accordance with the requirements of the Securities Act and the Exchange Act, as applicable, and the rules and regulations thereunder and (y) did not at the time they were filed with the SEC, or will not at the time they are filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except as set forth at Section 3.07(a) of the Associated Disclosure Schedule, no Associated Subsidiary is or has been required to file any form, report, registration statement, or other document with the SEC or any state authority. Associated maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act. As used in this Section 3.07(a), the term “filed” shall be broadly construed to include any manner in which a document or information is furnished, supplied, or otherwise made available to the SEC, including, but not limited to, as may be required pursuant to Item 9 or 12 of Form 8-K.

(b) The consolidated financial statements of Associated and Associated Subsidiaries included or incorporated by reference in any Associated SEC Reports (including the related notes) complied as to form, as of the respective dates of filing of such Associated SEC Reports with the SEC, in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto (including, without limitation, Regulation S-X), have been prepared in accordance with GAAP (except, in the case of unaudited financial statements, to the extent permitted by Regulation S-X for Quarterly Reports on Form 10-Q) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial condition of Associated and Associated Subsidiaries at the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that were not, or with respect to any such financial statements contained in any Associated SEC Reports to be filed subsequent to the date hereof are not expected to be, material in amount or effect). The Associated

Disclosure Schedule at Section 3.07(b) lists, and Associated has delivered to the Company copies of the documentation creating or governing, all “off-balance sheet arrangements” (as defined in Item 303(a)(4) of Regulation S-K) in effect with respect to Associated or any Associated Subsidiary during the period covered by any of the Associated SEC Reports that was required to be disclosed in any Associated SEC Report. KPMG LLP, which has expressed its opinion with respect to the consolidated financial statements of Associated and Associated Subsidiaries included in the Associated SEC Reports (including the related notes) (x) is a registered public accounting firm (as defined in Section 2(a)(12) of SOX), (y) to Associated’s knowledge, after reasonable inquiry, is and has been throughout the periods covered by such financial statements “independent” with respect to Associated within the meaning of Regulation S-X, and (z) with respect to Associated, to Associated’s knowledge, after reasonable inquiry, is in compliance with subsections (g) through (l) of Section 10A of the Exchange Act.

(c) Except as and to the extent set forth on the consolidated balance sheet of Associated and Associated Subsidiaries as of December 31, 2003, including all notes thereto (the “Associated Balance Sheet”), neither Associated nor any Associated Subsidiaries have any liabilities or obligations of any nature (whether accrued, absolute, contingent, or otherwise) that would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with GAAP, except (i) for liabilities or obligations incurred in the ordinary course of business since December 31, 2003, that would not, individually or in the aggregate, have a Material Adverse Effect on Associated, or (ii) as otherwise reflected in the Filed Associated SEC Reports.

SECTION 3.08. Absence of Certain Changes or Events. Except as disclosed in the Filed Associated SEC Reports, since December 31, 2003 to the date of this Agreement, Associated and each Associated Subsidiary have conducted their respective businesses only in the ordinary course and in a manner consistent with past practice and, since December 31, 2003, there has not been (a) any change in the financial condition, results of operations, or business of Associated or any Associated Subsidiary having a Material Adverse Effect on Associated; (b) any damage, destruction, or loss (whether or not covered by insurance) with respect to any assets of Associated or any Associated Subsidiaries that would have a Material Adverse Effect on Associated; (c) any change by Associated or any Associated Subsidiaries in their respective accounting methods, principles, or practices, except for compliance with applicable new requirements of the Financial Accounting Standards Board or GAAP; (d) any revaluation by Associated of any of its material assets in any material respect; or (e) to the date of this Agreement, any entry by Associated or any Associated Subsidiary into any commitment or transaction material to Associated.

SECTION 3.09. Absence of Litigation. Except as disclosed in the Associated Disclosure Schedule at Section 3.09 or in the Filed Associated SEC Reports, there is no claim, action, suit, litigation, proceeding, arbitration, investigation, or controversy of any kind affecting Associated or any Associated Subsidiaries pending or, to the knowledge of Associated, threatened, except for matters which individually seek damages not in excess of $10 million and which otherwise will not have, and cannot reasonably be expected to have, a Material Adverse Effect on Associated, and there are no uncured material violations, or violations with respect to which material refunds or restitutions may be required, cited in any compliance report to Associated or any Associated Subsidiary as a result of an examination by any bank regulatory authority.

SECTION 3.10. Registration Statement; Proxy Statement. None of the information supplied or to be supplied by Associated for inclusion in (a) the Registration Statement (as defined in Section 6.01), (b) the Proxy Statement/Prospectus (as defined in Section 6.01), or (c) any other document to be filed with the SEC or other regulatory authority in connection with the transactions contemplated hereby, at the respective time such documents are filed and, in the case of the Registration Statement, when it becomes effective and at the Effective Time, and with respect to the Proxy Statement/Prospectus, when mailed, shall be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading. In the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, none of such information at the time of the Meeting (as provided for in Section 6.02) shall be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Meeting. All documents filed with the SEC or other regulatory authorities by Associated in connection with the Merger shall comply as to form in all material respects with the provisions of applicable Law.

SECTION 3.11. Absence of Agreements. Neither Associated nor any Associated Subsidiaries is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter which restricts materially the conduct of its or their business (including any contract containing covenants which limit the ability of Associated or any Associated Subsidiaries to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or any method by which, Associated or any Associated Subsidiaries may carry on their business), or in any manner relates to its or their capital adequacy, credit policies, or management, except for those the existence of which has been disclosed to the Company pursuant to Sections 3.07 and 3.08, nor has Associated been advised that any federal, state, or governmental agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, or similar submission.

SECTION 3.12. Taxes. Associated and Associated Subsidiaries have timely filed all Tax Returns required to be filed by any of them, and Associated and Associated Subsidiaries have timely paid and discharged all Taxes due in connection with or with respect to the filing of such Tax Returns and have timely paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings and with respect to which Associated is maintaining reserves adequate for their payment. The liability for Taxes set forth on each such Tax Return adequately reflects the Taxes required to be reflected on such Tax Return. For purposes of this Section 3.12, references to Associated and Associated Subsidiaries include former subsidiaries of Associated for the periods during which any such entities were owned, directly or indirectly, by Associated. Other than as listed in Section 3.12 of the Associated Disclosure Schedule, neither the IRS nor any other governmental entity or taxing authority or agency is now asserting, either through audits or administrative proceedings, court proceedings or otherwise, or, to the knowledge of Associated, threatening to assert against Associated or any Associated Subsidiaries any deficiency or claim for additional Taxes. Other than as listed in Section 3.12 of the Associated Disclosure Schedule, neither Associated nor any Associated Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. There are no tax liens on any assets of Associated or any Associated Subsidiaries. Other than as listed in Section 3.12 of the Associated Disclosure Schedule, neither Associated nor any Associated Subsidiaries has received a ruling or entered into an agreement with the IRS or any other governmental entity or taxing authority or agency that would have a Material Adverse Effect on Associated after the Effective Time. The accruals and reserves for taxes reflected in the Associated Balance Sheet are adequate to cover all Taxes accruable by Associated and Associated Subsidiaries through the date thereof (including Taxes being contested) in accordance with GAAP. No agreements relating to allocating or sharing of Taxes exist among Associated and Associated Subsidiaries.

SECTION 3.13. Compliance with SOX. Associated is, or will timely be, in compliance with all current and proposed listing and corporate governance requirements of NASDAQ. Associated is in compliance with the provisions of SOX applicable to it as of the date hereof and has implemented such programs and has taken reasonable steps, upon the advice of Associated’s independent auditors and outside counsel, respectively, to ensure Associated’s future compliance (not later than the relevant statutory and regulatory deadlines therefore) with all provisions of SOX which shall become applicable to Associated after the date hereof.

SECTION 3.14. Brokers. Except as set forth in the Associated Disclosure Schedule at Section 3.14, no broker, finder, or investment banker is entitled to any brokerage fee, finder’s fee, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Associated.

SECTION 3.15. Tax Matters. To the knowledge of Associated, neither Associated nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a)(1)(A) of the Code.

SECTION 3.16. Full Disclosure. To Associated’s knowledge, no statement contained in this Agreement, including the Associated Disclosure Schedule, or any certificate furnished or to be furnished by or at the direction of Associated to the Company, in or pursuant to the provisions of this Agreement, contains or shall contain any untrue statement of a material fact or omits or shall omit to state any material fact necessary, in the light of the circumstances under which it has been made, in order to make the statements herein or therein not misleading.

SECTION 3.17. Absence of Adverse Agreements. Except as otherwise disclosed in this Agreement, neither Associated nor any Associated Subsidiary is a party to any agreement (written or otherwise) or instrument or any judgment, order, or decree or any rule or regulation of any court or other governmental agency or authority which has or could reasonably be expected to have a Material Adverse Effect on Associated.

SECTION 3.18. Employee Benefit Plans.

(a) The Associated Disclosure Schedule at Section 3.18 lists all Employee Benefit Plans maintained, sponsored, or contributed to by Associated or any ERISA Affiliate or under which Associated or any ERISA Affiliate has any Liability.

(b) Associated has made available to the Company true and complete copies of each Employee Benefit Plan and a written summary of any Employee Benefit Plan not in writing.

(c) Associated and ERISA Affiliates have maintained and operated each Employee Benefit Plan in material compliance with the applicable plan documents and all applicable Laws relating to the Employee Benefit Plans (including, without limitation, the Code, ERISA, HIPAA, USERRA, ADEA, FMLA, and ADA and the applicable regulations and rulings under each of these laws).

SECTION 3.19. Compliance with Environmental Laws.

(a) The term “Associated’s Property” shall mean any real property and improvements currently owned, leased, used, operated, or occupied by Associated or any of Associated’s Subsidiaries. The term “Associated’s Property” shall also include any real property or improvements acquired by foreclosure and properties held or operated in a fiduciary or managerial capacity.

(b) Associated’s and each of Associated Subsidiaries’ respective businesses and the use of Associated’s Property (as presently conducted and used) are in compliance with applicable Environmental Laws, except where the failure to comply would not have a Material Adverse Effect on Associated. Associated and each of Associated’s Subsidiaries have filed all reports, returns, and other filings required to be filed with respect to Associated’s Property under Environmental Laws and the Environmental Permits except where the failure to do so would not have a Material Adverse Effect on Associated.

ARTICLE IV

COVENANTS OF THE COMPANY

SECTION 4.01. Affirmative Covenants. The Company hereby covenants and agrees with Associated that prior to the Effective Time, unless the prior written consent of Associated shall have been obtained and except as specifically set forth in this Agreement, it will and it will cause each of the Company Subsidiaries to:

(a) operate its business only in the usual, regular, and ordinary course consistent with past practices;

(b) use best efforts to preserve intact its business organization and assets, maintain its rights and franchises, retain the services of its officers and key employees, and maintain its relationships with customers;

(c) use best efforts to maintain and keep its properties in as good repair and condition as at present, ordinary wear and tear excepted;

(d) use best efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that now maintained by it;

(e) perform in all material respects all obligations required to be performed by it under all material contracts, leases, and documents relating to or affecting its assets, properties, and business;

(f) with respect to the Company on a consolidated basis, maintain as of March 31, 2004, and thereafter, an aggregate loan loss reserve of not less than 0.54% of period ending loans (excluding overdrafts less than 30 days old) in accordance with GAAP, together with any additions to such reserve required for new problem loans in accordance with GAAP consistently applied;

(g) purchase and sell securities in accordance with the guidelines set forth on Exhibit 4.01(g);

(h) comply with the capital requirements set forth in Exhibit 4.01(h);

(i) with respect to the Company on a consolidated basis, maintain as of March 31, 2004, and thereafter, a tax reserve of not less than an amount determined in accordance with GAAP consistently applied;

(j) engage in lending activities, extensions of credit, and other financing or leasing arrangements in accordance with the guidelines set forth in Exhibit 4.01(j);

(k) take all reasonable steps to assure that any transactions in the stock of the Company or the Subsidiaries by “affiliates” of the Company, including, without limitation, all directors and executive officers of the Company for purposes of Rule 145 promulgated under the Securities Act, shall be conducted in accordance with all applicable laws, rules, and regulations;

(l) comply in a timely manner with all applicable requirements of the Securities Act, the Exchange Act, SOX, state securities laws, and the rules and regulations thereunder, and all applicable listing and corporate governance requirements of the NASDAQ and maintain the listing of the Company Common Stock on NASDAQ;

(m) notify Associated prior to the commencement of any investigation regarding, or upon receipt by the Company of any allegation of, any possible violation by the Company, any of the Company Subsidiaries, or any director, officer, employee, or affiliate of the Company or any of the Company Subsidiaries of (i) applicable law, (ii) the listing standards of NASDAQ, or (iii) any code of conduct or ethics applicable to any directors, officers, or employees of the Company or any of the Company Subsidiaries and, after consultation with Associated, take all reasonable actions in the conduct of any such investigation or the response to any such allegations; and

(n) notify Associated of the receipt of any complaints (actual or constructive) or allegations of actual or potential violations by the Company, any of the Subsidiaries, or any director, officer, employee, or affiliate of the Company or any of the Subsidiaries of (i) applicable Law, (ii) the listing standards of NASDAQ, or (iii) any code of conduct or ethics applicable to any directors; officers, or employees of the Company or any of the Subsidiaries and, after consultation with Associated, take all reasonable actions in the conduct of any such investigation or the response to any such allegations; and

(o) obtain the consent of Associated prior to furnishing any information to, substantively communicating with or entering into any discussions or negotiations with, the Wisconsin Department of Revenue relating to the income or reallocation to the Company or any Company Subsidiary of income of a Nevada entity.

SECTION 4.02. Negative Covenants. Except as specifically set forth in this Agreement, from the date of this Agreement until the Effective Time, the Company shall not do, or permit any of the Company Subsidiaries to do, without the prior written consent of Associated, any of the following:

(a) (i) grant any general increase in compensation to its employees as a class, or to its officers or directors, except in accordance with past practice or as required by Law or increases which are not material, (ii) effect any change in retirement benefits to any class of employees or officers (unless any such change shall be required by applicable law) which would increase its retirement benefit liabilities, (iii) adopt, enter into, amend, or modify any employee benefit plan or make any adjustments pursuant to any employee benefit plan except as required by law or (iv) enter into or amend any employment, severance, or similar agreements or arrangements with any directors or officers, other than as is consistent with the normal severance policies of the Company and each of the Company Subsidiaries in effect on the date of this Agreement; anything to the contrary notwithstanding, the Company shall be required to obtain the consent of Associated prior to effecting any of the changes identified in (i) through (iv) only to the extent that the activities result individually in an increase in cost or expense (current or future) in an amount greater than $15,000 or in the aggregate in an increase in cost or expense (current or future) in an amount greater than $250,000;

(b) declare or pay any dividend on, or make any other distribution in respect of, its outstanding shares of capital stock, except that the Company may declare and pay a regular quarterly cash dividend per share not exceeding $0.15 per share;

(c) (i) redeem, purchase, or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants, conversion, or other rights to acquire any shares of its capital stock or any such securities or obligations; (ii) merge with or into any other corporation or bank, permit any other corporation or bank to merge into it, or consolidate with any other corporation or bank, or effect any reorganization or recapitalization; (iii) purchase or otherwise acquire any assets or stock of any corporation, bank, or other business, other than in the ordinary course of its business, consistent with past practice and not in excess of $250,000 individually or in the aggregate, or except as set forth at Section 4.02(c) of the Company Disclosure Schedule; (iv) liquidate, sell, dispose of, or encumber any assets or acquire any assets, other than in the ordinary course of its business, consistent with past practice; or (v) split, combine, or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

(d) issue, deliver, award, grant, or sell or authorize or propose the issuance, delivery, award, grant, or sale of any shares of any class of its capital stock (including shares held in treasury) (except for the issuance of shares in connection with the exercise of any option outstanding on the date of this Agreement in accordance with its terms) or any rights, warrants, or options to acquire any such shares;

(e) initiate, solicit, or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as such term is defined below), or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its officers, directors, or employees or any investment banker, financial advisor, attorney, accountant, or other representative retained by it or any of the Company Subsidiaries to take any such action, and the Company shall promptly notify Associated orally and in writing of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters; provided, however, that nothing contained in this subsection (e) shall prohibit the Board of Directors of the Company from furnishing or permitting any of its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, or other representatives to furnish information to any party that requests information as to the Company or any of the Company Subsidiaries if (i) the Board of Directors of the Company, after consultation with and based upon the written advice of independent counsel, determines in good faith that such action is required for the Board of Directors of the

Company to comply with its fiduciary duties to shareholders imposed by Wisconsin Law; (ii) prior to furnishing such information to such person, the Company provides Associated with at least seven days’ notice to the effect that it is furnishing information to such person; and (iii) prior to furnishing such information to such party, the Company receives from such party an executed confidentiality agreement in customary form. For purposes of this Agreement, “Competing Transaction” shall mean any of the following involving the Company or any of the Company Subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transactions; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of ten percent or more of assets in a single transaction or series of transactions, excluding from the calculation of the percentage hereunder any such transactions undertaken in the ordinary course of business and consistent with past practice; (iii) any sale of ten percent or more of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock); (iv) any tender offer or exchange offer for ten percent or more of outstanding shares of capital stock; (v) any solicitation of proxies in opposition to approval by the Company’s shareholders of the Merger; (vi) the filing of an acquisition application (or the giving of acquisition notice) whether in draft or final form under the BHCA, the HOLA or the Change in Bank Control Act with respect to the Company or any of the Company Subsidiaries; (vii) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any “group” (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock of the Company; or (viii) any public announcement of a proposal, plan, or intention to do any of the foregoing.

(f) propose or adopt any amendments to the corporate charter or Bylaws in any way materially adverse to Associated;

(g) except in their fiduciary capacities for the account of customers, purchase any shares of Associated Common Stock;

(h) change any of its methods of accounting in effect at December 31, 2003, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending December 31, 2003, except as may be required by Law or GAAP;

(i) subject to Section 4.01(j), change any lending, investment, liability management, or other material policies concerning the business or operations of the Company or any of the Company Subsidiaries in any material respect; organize any new Company Subsidiaries or enter into any new non-banking line of business, whether or not permissible under applicable Law; or make any material changes in its operations;

(j) (i) incur or assume any material obligation or liability (except deposit liabilities in the ordinary course of business), including without limitation any obligation for borrowed money, whether or not evidenced by a note, bond, debenture, or similar instrument and whether or not being incurred to reduce other existing liabilities, or make any loan (not including any loan renewal of a loan not then classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” or any comparable classifications by the Company or any of the Company Subsidiaries, or banking regulators and not including any loans made in accordance with Section 4.01(j) and 4.01(h)) or investment (including U.S. Treasury Securities) (excluding investments made in accordance with Section 4.01(g)) in an amount greater than Two Hundred Fifty Thousand Dollars ($250,000); (ii) assume, guarantee, endorse, or otherwise become liable or responsible (whether directly, contingent, or otherwise) for the obligations of any other person or entity; (iii) mortgage, license, pledge, or grant a security interest in any of its material assets or allow to exist any material lien thereon, except (A) for liabilities and obligations (including corporate debt issuances) incurred in the ordinary course of business consistent with past practices and in amounts not material to the Company or any of the Company Subsidiaries and (B) as may be required under existing agreements to which the Company or any of the Company Subsidiaries is a party; (iv) acquire assets (including equipment) or securities in excess of Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate (excluding loans to customers and investments permitted in (i) above); (vi) pay, discharge, or satisfy any debts or claims not in the ordinary course of business and consistent with past practices; (vii) settle any claim, action, suit, litigation, proceeding, arbitration, investigation, or controversy of any kind, for any amount in excess of Two Hundred Fifty Thousand Dollars ($250,000) or in any manner which would restrict in any material respect the operations or business of the Company or any of the Company Subsidiaries (excluding matters relating to assessments by the Wisconsin Department of Revenue relating to the income or reallocation of income of a Nevada entity, which are addressed in Section 4.01(o) and 4.02(o)); (viii) purchase any new financial product or instrument which involves entering into a contract with a term of six months or longer (excluding investments made in accordance with Section 4.01(g)); or (ix) take any action or fail to take any action which individually or in the aggregate can be expected to have a Material Adverse Effect on the Company, or (x) incur or pay legal and accounting fees in connection with the transaction contemplated hereby in excess of an aggregate of the budget discussed and investment banking fees in connection with the transaction contemplated hereby in excess of the amount determined pursuant to the engagement letter dated March 16, 2004 between the Company and Sandler O’Neill & Partners, L.P.;

(k) for any plan year, depending on the applicable plan, accrue for, contribute to or pay through any Pension Plan, Welfare Plan, or Fringe Benefit Plan an amount (determined as a percentage of compensation paid to participants), larger than the amount contributed to such plan for the previous plan year of such plan (determined as a percentage of compensation paid to participants) unless (i) such amount does not exceed $500,000 in the aggregate with respect to all plans during any twelve month period; or (ii) as required by law; provided, however, that in no event may any change other than as required by law be made to the terms of any such plan (including, but not limited to, changes to eligibility or benefit levels);

(l) effect a change, directly or indirectly, or enter into any agreement directly or indirectly, which would result in a change in any insurance policy or benefit, including, but not limited to, entering into or purchasing any new insurance policies (except as allowed in Section 4.02(j)(viii)), disposing of any insurance policies, changing the nature or scope of any interest in any existing policies, or making additional contributions to any insurance policy, except as required to keep the policy in force; provided, however, that nothing contained herein shall prevent the Company or any of the Company Subsidiaries from renewing or replacing as they expire any existing coverage relating to their normal operations on substantially similar terms as current coverage (except for required premium increases), or from purchasing additional insurance coverages relating to cyber coverage;

(m) enter into any transaction or relationship described in Section 2.21(a);

(n) amend, modify, renegotiate, or change any agreement, contract, commitment, obligation, or other instrument to which the Company or any of the Company Subsidiaries is a party or is otherwise bound and which is material to the Company or any of the Company Subsidiaries, individually or when taken as a whole;

(o) pay any assessment by the Wisconsin Department of Revenue, or enter into any agreement, substantive discussions, negotiations, settlement or compromise, relating to the income or reallocation to the Company or any Company Subsidiary of income of a Nevada entity; or

(p) agree in writing or otherwise to do any of the foregoing.

SECTION 4.03. Access and Information.

(a) Prior to the Effective Time and upon reasonable notice and without unreasonable disruption to the business carried on by the Company or the Company Subsidiaries, the Company shall (and shall cause the Company Subsidiaries to) afford to Associated’s officers, employees, accountants, legal counsel, and other representatives access, during normal business hours, to all its properties, books, contracts, commitments, and records (other than the portion of Company board of director minutes which discuss this or any other merger proposals or Competing Transactions). Prior to the Effective Time, the Company shall (and shall cause the Company Subsidiaries to) furnish promptly to Associated (i) a copy of each Company Bank

Report filed by it (to the extent permitted by Law) after the date of this Agreement and prior to the Effective Time pursuant to the requirements of federal or state securities laws, the BHCA, the HOLA, any other federal or state banking laws, or any other applicable laws promptly after such documents are available; (ii) a copy of each Company SEC Report filed by it or received by it after the date of this Agreement; and (iii) the monthly consolidated financial statements of the Company and the Company Subsidiaries.

(b) Any information provided to Associated by the Company or any of the Company Subsidiaries, whether prior to or subsequent to the date of this Agreement, shall be kept confidential by the representatives of Associated (and shall be used by them only in connection with this Agreement and the transactions contemplated hereby) except to the extent that (i) it was already known to such representatives when received, (ii) it hereafter becomes lawfully obtainable from other sources, or (iii) it is required to be disclosed by Associated in any document required to be filed with any government authority or agency, which disclosure shall be treated by Associated as if it were disclosing its own information and limited to the minimum amount of information required to be disclosed. Upon any termination of this Agreement pursuant to Article VIII hereof, Associated agrees to promptly return all information and documents that it has obtained from the Company in connection herewith.

SECTION 4.04. Affiliates and Tax Treatment. Concurrent with the date of this Agreement, (a) the Company shall deliver to Associated a letter identifying all persons who are then “affiliates” of the Company, including, without limitation, all directors and executive officers of the Company for purposes of Rule 145 promulgated under the Securities Act and (b) the Company shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws and shall use reasonable efforts to obtain from each person identified in such letter a written agreement, substantially in the form attached hereto as Exhibit 4.04, acknowledging and agreeing to such restrictions. The Company shall use reasonable efforts to obtain from any person who becomes an affiliate of the Company after the Company’s delivery of the letter referred to above, and on or prior to the Effective Time, a written agreement substantially in the form attached hereto as Exhibit 4.04 as soon as practicable after attaining such status. The Company will use its best efforts to cause the Merger to qualify as a reorganization under Section 368(a)(1)(A) of the Code.

SECTION 4.05. Expenses.

(a) Except as provided in Section 8.02, below, all Expenses (as defined below) incurred by Associated and the Company shall be borne solely and entirely by the party which has incurred the same.

(b) “Expenses” as used in this Agreement shall include all out-of-pocket expenses (including without limitation, all fees and expenses of counsel, accountants, investment bankers, experts, and consultants to the party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, and execution of this Agreement, the solicitation of shareholder approvals, and all other matters related to the closing of the transactions contemplated hereby.

SECTION 4.06. Delivery of Shareholder List. The Company shall deliver to Associated or its designee, from time to time prior to the Effective Time, a true and complete list setting forth the names and addresses of the shareholders of the Company, their holdings of stock as of the latest practicable date, and such other shareholder information as Associated may reasonably request.

SECTION 4.07. Employee Benefits. The Company will continue all Employee Benefit Plans currently sponsored or maintained by the Company as set forth below. Employees of the Company and the Company Subsidiaries will continue to be covered under the Employee Benefit Plans from the signing of this Agreement until such time as Associated shall determine that is on or after the later of December 31, 2004 or the Effective Time, but no event more than 180 days after the Effective Time, at which time they will begin participation in Associated’s benefit programs. For purposes of this Section 4.07, the “Company” shall include the Company, the Company Subsidiaries, and all members of any controlled group of corporations (within the meaning of Code section 414(b)), any controlled group of trades or businesses (within the meaning of Code section 414(c)), and any affiliated service group (within the meaning of Code section 414(m)) of which the Company or any of the Company Subsidiaries is a member.

(a) Savings Investment Plan (the “401(k) Plan”). The Company will make all amendments to the 401(k) Plan as required by law. The Company will continue to permit participant elective deferrals and to make and accrue matching and profit sharing contributions to the 401(k) Plan until such time as Associated shall determine that is on or after the later of December 31, 2004 or the Effective Time, but in no event more than 180 days after the Effective Time (the “401(k) Plan Benefit Conversion Date”). At Associated’s option, the 401(k) Plan may be merged into the Associated Banc-Corp 401(k) Profit Sharing and Employee Stock Ownership Plan (the “Associated 401(k) Plan”). Effective the 401(k) Plan Benefit Conversion Date, if the plans are merged, employees participating in the 401(k) Plan will begin participating in the Associated 401(k) Plan.

(b) Employee Stock Ownership Plan (the “ESOP”). The Company will make all amendments to the ESOP as required by law. The Company will continue to make company contributions to the ESOP until such time as Associated shall determine that is on or after the later of December 31, 2004 or the Effective Time, but in no event more than 180 days after the Effective Time (the “ESOP Benefit Conversion Date”). At Associated’s option, the ESOP may be merged into the Associated 401(k) Plan. Effective the ESOP Benefit Conversion Date, if the plans are merged, employees participating in the ESOP will begin participating in the Associated 401(k) Plan.

(c) Pension Plan (the “Pension Plan”). The Company will make all amendments to the Pension Plan as required by law. The Company will continue to make contributions to the Pension Plan and permit benefit accruals to Pension Plan participants (other than Frozen Participants as defined in the Pension Plan) until such time as Associated shall determine that is on or after the later of December 31, 2004 or the Effective Time, but in no event more than 180 days after the Effective Time (the “Pension Plan Benefit Conversion Date”). At Associated’s option, the Pension Plan may be merged into the Associated Banc-Corp Retirement Account Plan (the “Associated Retirement Plan”). Effective the Pension Plan Benefit Conversion Date, if the plans are merged, employees participating in the Pension Plan (including Frozen Participants) will begin participating in the Associated Retirement Plan.

(d) Work Force Plan (the “Work Force Plan”). Prior to the Effective Time, the Company will amend the Work Force Plan, a copy of which plan, as it shall be amended, is attached hereto as Exhibit 4.07(d), and will continue the Work Force Plan as so amended and comply with the Work Force Plan’s terms. The Company will extend the Work Force Plan for 18 months following the Effective Time, and will continue to comply with the terms of the Work Force Plan for 18 months following the Effective Time. Thereafter, the Company’s employees, subject to and in accordance with the terms thereof, shall be eligible for the Associated Banc-Corp Work Force Management Plan only.

(e) Company Medical Plan and Company Group Dental Plan (the “Health Plan”) and Company Flexible Benefit Plan (the “Flexible Plan”). The Company will continue to sponsor and maintain the Health Plan and the Flexible Plan as in existence on the date hereof until, with respect to each such plan, such time as Associated shall determine that is on or after the later of December 31, 2004 or the Effective Time, but no event more than 180 days after the Effective Time (the “Health Plan Benefit Conversion Date” or “Flexible Plan Benefit Conversion Date,” respectively). Thereafter, the Company’s eligible employees will be eligible to participate in Associated’s health, dental, and flexible benefit plans. The Company will continue coverage of existing participants receiving continuation coverage pursuant to Part 6 of ERISA. The Company will offer continuation coverage as limited by Part 6 of ERISA to any Company employees who terminate employment (or experience any other “Qualifying Event” as defined in ERISA section 603) with the Company, as required by the agreements identified in Schedule 2.10. Switching from the Health Plan and Flexible Plan to Associated’s health program and flexible benefits plan as of the Health Plan Benefit Conversion Date and Flexible Plan Benefit Conversion Date, respectively, will not constitute a “Qualifying Event” as defined in ERISA section 603.

(f) The Company Equity Incentive Plans (the “Equity Incentive Plans”). With respect to any Company Stock Options under the Equity Incentive Plans that are exercised by Equity Incentive Plan participants from the date of this Agreement to the Effective Time, the Company will report for tax purposes (including the filing of Internal Revenue Service forms W-2 or similar forms) the value of the stock at the time of exercise (which value is the fair market value of a share of Company Common Stock on the date of exercise less the exercise price of the Company Stock Option) times the number of Company Stock Options exercised. Under the Equity Incentive Plans, Company Stock Options held by participants will become fully vested as of the Effective Time, and all Company Stock Options issued under the Equity Incentive Plans shall be converted pursuant to Section 1.10. With respect to any restricted stock outstanding under the Equity Incentive Plans, interests in Company Common Stock held by participants will become fully vested as of the Effective Time, and all Company Common Stock issued under the Equity Incentive Plans shall be converted pursuant to Section 1.06.

(g) Retiree Health Continuation. Associated will provide, in a manner determined by Associated, retiree health coverage to the (i) former employees of the Company and the Company Subsidiaries eligible for the same who are listed on Exhibit 4.07(g)(i) and (ii) current employees of the Company and the Company Subsidiaries listed on Exhibit 4.07(g)(ii) who as of December 31, 2004 are 55 years of age or older and have 20 years of service or more and whose employment is terminated by Associated or any of its subsidiaries without cause within 18 months after the Effective Time, in each case pursuant to the terms of the Company’s retiree health program as in effect at the signing of this Agreement.

(h) Integration of Benefits. Except as otherwise provided in this Agreement, the Company agrees that Associated shall have complete and total discretion with respect to when and how current benefits for Company employees will be integrated with the employee benefit programs offered by Associated and what steps shall be taken with respect to the Company’s Employee Benefit Plans. The Company agrees not to increase any benefits under an Employee Benefit Plan and not to communicate any such increase to participants without the prior written approval of Associated. The Company agrees to cooperate fully with respect to continuing all coverage and integrating the Company’s Employee Benefit Plans with Associated’s benefit programs.

ARTICLE V

COVENANTS OF ASSOCIATED

SECTION 5.01. Covenants. Associated hereby covenants and agrees with the Company that prior to the Effective Time, unless the prior written consent of the Company shall have been obtained, and except as otherwise specifically set forth in this Agreement, it will and it will cause each Associated Subsidiary to:

(a) operate its business only in the usual, regular, and ordinary course consistent with past practices and maintain its corporate existence in good standing and maintain all books and records in accordance with accounting principles and practices as utilized in Associated’s financial statements applied on a consistent basis;

(b) conduct its business in a manner that does not violate any Law, except for possible violations which individually or in the aggregate do not have a Material Adverse Effect on Associated and its subsidiaries, taken as a whole, and insofar as reasonably can be foreseen in the future will not have a Material Adverse Effect on Associated and its subsidiaries, taken as a whole, within the period beginning with the Effective Date hereof and ending twelve (12) months thereafter;

(c) use its best efforts to comply in a timely manner with all applicable requirements of the Securities Act, the Exchange Act, SOX, state securities laws, and the rules and regulations thereunder, and all applicable listing and corporate governance requirements of NASDAQ;

(d) notify the Company upon commencement of any investigation regarding, or upon receipt by Associated of any allegation of, any possible violation by Associated, any Associated Subsidiary, or any director, officer, employee, or affiliate of Associated or any Associated Subsidiary of (i) applicable Law, (ii) the listing standards of NASDAQ, or (iii) any code of conduct or ethics applicable to any directors, officers, or employees of Associated or any Associated Subsidiary and take all reasonable actions in the conduct of any such investigation or the response to any such allegations;

(e) not declare or pay any extraordinary or special cash or preferred stock dividends or special cash or preferred stock distributions with respect to the Associated Common Stock;

(f) not propose or adopt any amendments to its Articles of Incorporation or Bylaws in any way materially adverse to the Company, except as disclosed in the filed Associated SEC Reports; and

(g) will remain “well-capitalized” under applicable regulatory capital guidelines.

SECTION 5.02. Access and Information.

(a) Prior to the Effective Time and upon reasonable notice and without unreasonable disruption to the business carried on by Associated or the Associated Subsidiaries, Associated shall (and shall cause the Associated Subsidiaries to) afford to the Company’s officers, employees, accountants, legal counsel, and other representatives access, during normal business hours, to all its properties, books, contracts, commitments, and records (other than the portion of Associated board of director minutes which discuss this Merger). After the date of this Agreement and prior to the Effective Time, upon reasonable notice, Associated shall (and shall cause the Associated Subsidiaries to) furnish promptly to the Company (i) a copy of each Associated Bank Report filed by it (to the extent permitted by Law) after the date of this Agreement and prior to the Effective Time pursuant to the requirements of federal or state securities laws, the BHCA, any other federal or state banking laws, or any other applicable laws promptly after such documents are available; (ii) a copy of each Associated SEC Report filed by it or received by it; and (iii) all other information concerning the business, properties, and personnel of Associated or Associated Subsidiaries as the Company may reasonably request.

(b) Any information provided to the Company by Associated, whether prior to or subsequent to the date of this Agreement, shall be kept confidential by the representatives of the Company (and shall be used by them only in connection with this Agreement and the transactions contemplated hereby) except to the extent that (i) it was already known to such representatives when received, (ii) it hereafter becomes lawfully obtainable from other sources, or (iii) it is required to be disclosed by the Company in any document required to be filed with any government authority or agency, which disclosure shall be treated by the Company as if it were disclosing its own information and limited to the minimum amount of information required to be disclosed. Upon any termination of this Agreement pursuant to Article VIII hereof, the Company agrees to promptly return all information and documents that it has obtained from Associated in connection herewith.

SECTION 5.03. Tax Treatment. Associated will use its best efforts to cause the Merger to qualify as a reorganization under Section 368(a)(1)(A) of the Code.

SECTION 5.04. Charitable Contributions. Associated hereby agrees to maintain a minimum level of charitable giving comparable to that of the Company (such level to be determined as the average of charitable gifts for the years 2001, 2002, and 2003) in the La Crosse, Wisconsin community for a period of three (3) years from the Effective Time of the Merger.

SECTION 5.05. SEC Filings. The Surviving Corporation shall make all filings with the SEC that are described in subsection (c) of Rule 144 under the Securities Act for a period of two years following the effective time.

SECTION 5.06. Stock Exchange Listing. Prior to the Effective Time, the Surviving Corporation shall cause the shares of Associated Common Stock to be issued in the Merger to be approved for listing on NASDAQ if this Agreement and the Merger are approved by the Company’s shareholders.

SECTION 5.07. Nomination of Director. In recognition of the importance of maintaining representation on the Board of Directors of the Surviving Corporation from the geographic area served by the Company prior to the Merger, the Nominating Committee of the Board of Directors of the Surviving Corporation will nominate for election to a full three-year term at the annual meeting of Associated’s shareholders in 2006 the independent director appointed to the Board of Directors of the Surviving Corporation pursuant to Section 1.05 unless the members of the Nominating Committee determine in good faith that they should not nominate such director consistent with their fiduciary duties under Wisconsin Law or unless such director is no longer an independent director (as defined by NASDAQ).

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01. Registration Statement. As promptly as practicable after the execution of this Agreement, Associated, in cooperation with the Company, shall prepare and file a registration statement on Form S-4 (the registration statement together with the amendments thereto are defined as the “Registration Statement” and the prospectus and proxy materials contained therein are defined as the “Proxy Statement/Prospectus”) with the SEC covering the Associated Common Stock to be issued in the Merger (subject to the immediately following sentence) and relating to the submission of the Merger to the shareholders of the Company for their approval, and shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable. Associated does not undertake to file post-effective amendments to Form S-4 or to file a separate registration statement to register the sale of Associated Common Stock by affiliates of the Company pursuant to Rule 145 promulgated under the Securities Act. The Company will furnish to Associated all information concerning the Company and the Subsidiaries required to be set forth in the Registration Statement, and Associated will provide the Company and its counsel the opportunity to review and approve such information as set forth in the Registration Statement and Proxy Statement/Prospectus. Associated shall include in the Registration Statement and the Proxy Statement/Prospectus all information concerning Associated and the Associated Subsidiaries required to be set forth therein and will provide the Company and its counsel the opportunity to review and approve such information. Associated and the Company will each render to the other its full cooperation in preparing, filing, prosecuting the filing of, and amending the Registration Statement such that it comports at all times with the requirements of the Securities Act and the Exchange Act. Specifically, but without limitation, each will promptly advise the other if at any time before the Effective Time any information provided by it for inclusion in the Registration Statement appears to have been, or shall have become, incorrect or incomplete and will furnish the information necessary to correct such incorrect or incomplete information. As promptly as practicable after receipt of applicable regulatory approvals (although such mailing may occur prior to expiration of any post-approval waiting period) and the effectiveness of the Registration Statement, the Company will mail to its shareholders (a) a notice of the Meeting and the Proxy Statement/Prospectus, and (b) as promptly as practicable after approval thereof by Associated, such other supplementary proxy materials as may be necessary to make the Proxy Statement/Prospectus comply with the requirements of the Securities Act and the Exchange Act. Except as provided above and except with the prior written consent of Associated, the Company will not mail or otherwise furnish or publish to shareholders of the Company any proxy solicitation material or other material relating to the Merger that constitutes a “prospectus” within the meaning of the Securities Act. Associated shall also take any reasonable action required to be taken under any applicable Blue Sky Laws in connection with the issuance of the shares of Associated Common Stock to be issued as set forth in this Agreement and the Company and the Company Subsidiaries shall furnish all information concerning the Company and the Company Subsidiaries, and the holders of the Company Common Stock and other assistance as Associated may reasonably request in connection with such action.

SECTION 6.02. Meeting of Shareholders. The Company and its officers and directors shall, unless the Board of Directors of the Company, after consultation with and based upon the written advice of independent counsel, determines in good faith that the Board of Directors is prevented from taking such actions to comply with its fiduciary duties to its shareholders imposed by Wisconsin Law: (a) cause a meeting of the Company’s shareholders to be duly called and held as soon as practicable following receipt of applicable regulatory approvals and the effectiveness of the Registration Statement to consider and vote upon the Merger and any related matters in accordance with the applicable provisions of applicable law, unless Associated withholds its consent as referred to in Section 7.02(o) (b) submit this Agreement to the Company’s shareholders together with a unanimous recommendation for approval by the Board of Directors of the Company, (c) solicit the approval thereof by the Company’s shareholders by mailing or delivering to each shareholder the Prospectus/Proxy Statement, and (d) use their best efforts to obtain the approval and adoption of the Merger by the requisite percentage of the Company’s shareholders.

SECTION 6.03. Appropriate Action; Consents; Filings. The Company and Associated shall use all reasonable efforts to (a) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper, or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement; (b) obtain all consents, licenses, permits, waivers, approvals, authorizations, or orders required under Law (including, without limitation, all foreign and domestic (federal, state, and local) governmental and regulatory rulings and approvals and parties to contracts) in connection with the authorization, execution, and delivery of this Agreement and the consummation by them of the transactions contemplated hereby and thereby, including, without limitation, the Merger; and (c) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (i) the Securities Act and the Exchange Act and the rules and regulations thereunder, and any other applicable federal or state securities laws, (ii) any applicable federal or state banking laws, and (iii) any other applicable Law; provided, that Associated and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions, or changes suggested in connection therewith. The Company and Associated shall furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement/Prospectus and the Registration Statement) in connection with the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use all reasonable efforts to take all such necessary action. The Company will use its best efforts to assist with the execution by each executive officer of the Company listed on Exhibit 7.02(u), as of the date of the Effective Time, and delivery to Associated of each of the Executive Agreements (as defined in Section 7.02(u)) in accordance with the terms set forth on Exhibit 7.02(u). Subject to the satisfaction of the other conditions in Section 7.01 and Section 7.02, Associated will execute, as of the date of the Effective Time, and deliver to the applicable executive officers of the Company listed on Exhibit 7.02(u) each of the Executive Agreements applicable to such Executive Officer (as defined in Section 7.02(u)) applicable to such Executive Officer in accordance with the terms set forth on Exhibit 7.02(u).

SECTION 6.04. Notification of Certain Matters. The Company shall give prompt notice to Associated, and Associated shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate, and (b) any failure of the Company or Associated, as the case may be, to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.04 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 6.05. Public Announcements. Associated and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation and with mutual consent of both parties, except as may be required by law or any listing agreement with the National Association of Securities Dealers.

SECTION 6.06. Environmental Matters.

Associated may elect to engage an environmental consultant (who shall be mutually agreed upon by Associated and the Company) (the “Environmental Consultant”) to conduct a preliminary environmental assessment (“Phase I”) of all or any of the parcels of Company Property. The fees and expenses of the Environmental Consultant with respect to the Phase I assessments shall be paid by Associated. The Company shall fully cooperate with Associated to provide the Environmental Consultant reasonable access to all Company Property. The Environmental Consultant shall complete and deliver the Phase I assessment reports no later than sixty (60) days after the date of this Agreement. If any environmental conditions are reported, indicated or suspected by the consultant in the Phase I reports which are or may be contrary to the representations and warranties of the Company set forth herein (the “Environmental Conditions”), without regard to any knowledge qualifiers, then the Environmental Consultant may be engaged to estimate the cost of any environmental investigation that may be reasonably appropriate to address the Environmental Conditions. Upon completion of the environmental investigation, the Environmental Consultant shall estimate the cost of any further environmental investigation, remediation or response activity that may be reasonably appropriate to address the Environmental Conditions to the point of closure/no further action. Associated shall be responsible for the cost of any investigation it elects to conduct beyond the cost of the Phase I assessments. The Company shall be responsible for the costs of any required remediation or response activities.

SECTION 6.07. Employee Benefits. As of the Effective Time, the employees of the Company and each of the Company Subsidiaries (the “Company Employees”) shall continue employment with the Surviving Corporation, in the same positions and at the same level of wages and/or salary and without having incurred a termination of employment or separation from service; provided, however, except as may be specifically required by applicable Law or any contract, the Surviving Corporation shall not be obligated to continue any employment relationship with any Company Employee for any period of time. To the extent any employee benefit plan, program, or policy of Associated or Associated Subsidiaries is made available to the employees of the Surviving Corporation: (i) service with the Company (or any Company Subsidiaries) by any Company Employee prior to the Effective Time shall be credited in determining such employee’s eligibility, vesting, and benefit levels (but not benefit accruals), and (ii) with respect to any welfare benefit plans in which such employees may become eligible to participate, Associated shall cause such plans to provide credit for any co-payments or deductibles by such employees and waive all pre-existing condition exclusions and waiting periods, other than limitations or waiting periods that have not been satisfied under any welfare plans maintained by the Company for Company Employees prior to the Effective Time, effective upon the date such employees become eligible for benefits under such Associated plans.

SECTION 6.08. Associated Advisory Boards. Each director of the Company as of the Effective Time that is not appointed to the Surviving Corporation’s Board of Directors pursuant to Section 1.05 shall be appointed as of the Effective Time to one of the advisory boards of Associated, to serve for a period of one year from the Effective Time, in each case only to the extent that such director is willing to serve on such advisory board.

SECTION 6.09. Certain Benefits of Company Directors. Following the Effective Time, Associated shall maintain, fund and continue in effect without revision adverse to a beneficiary under such plan or program, the Company’s Director Deferred Compensation Plan described on Exhibit 6.09, the Emeritus Director Program described on Exhibit 6.09 (under which all benefits shall continue be paid to former directors of the Company and directors of the Company as of the date of this Agreement as if the retirement date of each such current director from the Board of Directors of the Company is the later of the Effective Time or the date on which such director ceases to serve on the advisory board to which such director is appointed pursuant to Section 6.10), and the supplemental executive retirement plan benefit for one of the Company’s directors as described on Exhibit 6.09.

SECTION 6.10. Severance Benefits for Company Employees. Associated agrees to provide severance benefits set forth on Exhibit 4.07(d) to any Company Employee who is notified within 18 months after the

Effective Time that his or her employment is being terminated. Associated shall provide severance benefits thereafter to any Company Employee in accordance with Associated’s written severance policy on the same terms as similarly situated employees of Associated and Associated Subsidiaries. In any event, any such severance pay also shall include accrued vacation pay, including vacation pay accrued prior to the Effective Time in accordance with the Company’s policy and vacation pay accrued after the Effective Time in accordance with Associated’s policy.

SECTION 6.11. Directors’ and Officers’ Indemnification and Insurance.

(a) Associated and the Company shall cooperate, using commercially reasonable efforts, to purchase and maintain in effect, one or more so called “tail” or “run-off” directors and officers liability insurance policies with respect to wrongful acts and/or omissions committed or allegedly committed by any of the officers or directors of the Company prior to the Effective Time (“D&O Coverage”). Such D&O Coverage shall have a maximum premium of 250% of last year’s annual premium for the Company’s existing directors and officers liability insurance policy (the “Premium Limit”), an aggregate coverage limit over the term of such policy in an amount as near as possible to the aggregate annual coverage limit under the Company’s existing directors’ and officers’ liability insurance policy, with a term of up to six (6) years and shall also be as near as possible in all other material respects to such existing policy; provided, however, that if the premium for six years of D&O Coverage on such terms will exceed the Premium Limit, the Company may, with the approval of Associated, modify the term or coverage amounts so long as the premium does not exceed the Premium Limit. Notwithstanding the foregoing, the Surviving Corporation, if it so elects in its sole discretion, may purchase the aforesaid coverages for a period longer than six (6) years or at a cost in excess of the Premium Limit.

(b) In the event Associated or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Associated or the Surviving Corporation, as the case may be, assume the obligations set forth in this section.

(c) Associated will indemnify directors and officers of the Company and Company Subsidiaries to the full extent permissible under the Company’s Articles of Incorporation, Bylaws or Wisconsin Law.

(d) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

SECTION 6.12. 2004 Accrued Bonus. Associated agrees to pay (or to allow the Company or the Company Subsidiaries to pay immediately prior to closing) the amount of any performance bonus accrued by the Company or the Company Subsidiaries during the 2004 calendar year, in accordance with the Company’s past practices. Such bonus shall be prorated, based on performance through the end of the last full calendar month immediately preceding the month in which the Effective Time occurs; provided that if the Effective Time occurs as of the last day of a month, the month in which the Effective Time occurs shall be included in the proration. Such bonus shall be paid whether by the Company or the Company Subsidiaries or Associated, at the time and in the manner dictated by the Company’s past practice and shall be made only in accordance with the terms, provisions, formulas and targets established prior to the date of this Agreement that are consistent with the Company’s past practice.

SECTION 6.13. Stay Bonuses. Associated and the Company shall cooperate in good faith to establish and agree upon payment of appropriate stay bonuses for key personnel of the Company or the Company Subsidiaries (other than those Company executive officers covered by employment agreements) where the Company and Associated believe the continued employment of the person or persons in question through the Effective Time is necessary to maintain the effectiveness of the Company’s and the Company Subsidiaries’ continuing operations and/or to the integration of the businesses of the Company and Associated

ARTICLE VII

CONDITIONS OF MERGER

SECTION 7.01. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall, on or prior to the Effective Time, have been initiated or, to the knowledge of Associated or the Company, threatened by the SEC. Associated shall have received all other federal or state securities permits and other authorizations necessary to pay Cash Consideration and issue Associated Common Stock in exchange for the Company Common Stock and to consummate the Merger.

(b) Shareholder Approvals. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the shareholders of the Company.

(c) Regulatory Approvals. The Merger shall have been approved by the Federal Reserve Board, the Wisconsin Department of Financial Institutions, and all other required regulatory agencies, which approvals shall not contain any condition which is not reasonably satisfactory to Associated or the Company, all conditions required to be satisfied prior to the Effective Time imposed by the terms of such approvals shall have been satisfied and all waiting periods relating to such approvals shall have expired.

(d) No Order. No federal or state governmental or regulatory authority or other agency or commission, or federal or state court of competent jurisdiction, shall have enacted, issued, promulgated, enforced, or entered any statute, rule, regulation, executive order, decree, injunction, or other order (whether temporary, preliminary, or permanent) which is in effect restricting, preventing, or prohibiting consummation of the transactions contemplated by this Agreement.

SECTION 7.02. Additional Conditions to Obligations of Associated. The obligations of Associated to effect the Merger are also subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be complete and correct in all respects as of the Effective Time as though made at the Effective Time with the same force and effect as if made on and as of the Effective Time (except to the extent such representations and warranties specifically reference an earlier date); provided, however, that, for purposes of this clause, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, represent a Material Adverse Effect on the Company; but provided further that solely for purposes of this clause, any such representations or warranties which are by their terms qualified or limited by the concept of “Material Adverse Effect” or any other standard of materiality shall be deemed not to be so limited or qualified.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Consents Obtained. All material consents, waivers, approvals, authorizations, or orders required to be obtained, and all filings required to be made by the Company for the authorization, execution, and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company.

(d) No Challenge. There shall not be pending any action, proceeding, or investigation before any court or administrative agency or by any government agency or any other person (i) challenging or seeking material damages in connection with the Merger or the exchange of the Company Common Stock for Cash Consideration and/or Associated Common Stock pursuant to the Merger, or (ii) seeking to restrain, prohibit, or limit the exercise of full rights of ownership or operation by Associated or Associated Subsidiaries of all or any portion of the business or assets of the Company or any of the Company Subsidiaries, which in either case is reasonably likely to have a Material Adverse Effect on either the Company or Associated.

(e) Opinion of Counsel. Associated shall have received from Michael Best & Friedrich LLP or other independent counsel for the Company reasonably satisfactory to Associated, an opinion dated as of the Effective Time, in form and substance reasonably satisfactory to Associated, covering the matters set forth in Exhibit 7.02(e) hereto, which opinion shall be based on such assumptions and contain such qualifications and limitations as are appropriate and reasonably satisfactory to Associated.

(f) Tax Opinion. Associated shall have received from Reinhart Boerner Van Deuren s.c., an opinion (i) dated on or about the date that is two business days prior to the date the Proxy Statement/Prospectus is first mailed to shareholders of the Company, (ii) which shall not have been withdrawn or modified in any material respect prior to the Effective Time, (iii) to the effect that:

[a] the Merger will qualify as a reorganization within the meaning of section 368(a)(1)(A) of the Code;

[b] the Company and Associated will each be party to a reorganization within the meaning of Section 368(b) of the Code;

[c] no gain or loss will be recognized by any shareholder of the Company upon consummation of the Merger (except with respect to cash received in lieu of a Fractional Share (if any) or Cash Consideration paid to such shareholder); and

[d] the basis of Associated Common Stock received by the shareholders of the Company pursuant to the Merger will be the same as that of the Company Common Stock surrendered in exchange therefor, decreased by the amount of the cash and the fair market value of the other property received and increased by the amount treated as a dividend, if any, and by the amount of gain recognized on the exchange (not including any portion of the gain that is treated as a dividend).

(g) Affiliate Agreements. Concurrently with the execution and delivery of this Agreement, Associated shall have received from each person who is identified in the affiliate letter pursuant to Section 4.04 as an “affiliate” of the Company, a signed affiliate agreement in the form attached hereto as Exhibit 4.04.

(h) Burdensome Condition. There shall not be any action taken or any statute, rule, regulation, or order enacted, entered, enforced, or deemed applicable to the Merger, by any federal or state governmental entity which, in connection with the grant of any regulatory approval, imposes any condition or restriction upon the Company, Company Subsidiaries, Associated or Associated Subsidiaries (or the Surviving Corporation or its subsidiaries after the Effective Time), including, without limitation, any requirement to raise additional capital, which would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger.

(i) Fractional Shares. The aggregate of the Fractional Share interests to be paid in cash pursuant to Section 1.07(f) of this Agreement shall not be more than 10% of the maximum aggregate number of shares of Associated Common Stock which could be issued as a result of the Merger.

(j) Voting Agreement. Concurrently with the execution and delivery of this Agreement, Associated and certain shareholders of the Company shall have executed and delivered the Voting Agreement in the form of Exhibit 7.02(j).

(k) Community Reinvestment Act. The Bank shall have provided to Associated evidence that the Bank has achieved a satisfactory rating and performance under the Community Reinvestment Act.

(l) No Material Adverse Change. Since the date of this Agreement (i) no event shall have occurred which has a Material Adverse Effect on the Company, and (ii) no condition, event, fact, circumstances, or other occurrence shall have occurred that may reasonably be expected to have or result in such a Material Adverse Effect on the Company.

(m) SEC Certifications. The Company SEC Reports filed by the Company after the date of this Agreement shall contain all certifications and statements required by (i) Rule 13a-14 or 15d-14 under the Exchange Act and (ii) 18 U.S.C. § 1350 (Section 906 of SOX), in the form required by the SOX, the Exchange Act, and the rules and regulations thereunder, without any qualifications, exceptions, or limitations with respect thereto.

(n) Internal Control Over Financial Reporting. Associated’s due diligence review shall not have found (a) any significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, or report financial information in accordance with GAAP or (b) any failure of the Company’s internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting or the preparation of financial statements in accordance with GAAP.

(o) Fairness Opinion. The Fairness Opinion shall not have been amended modified, or withdrawn in any manner without the written consent of Associated, and the Fairness Opinion, together with a summary thereof in accordance with the applicable rules of the SEC, shall have been included in the Proxy Statement/Prospectus in a form reasonably satisfactory to Associated.

(p) Compliance with Securities Laws. None of the Company, any of the Company Subsidiaries, or any director, officer, or affiliate of the Company or any of the Company Subsidiaries shall have violated in any material respect, and no claim of any kind, action, suit, litigation, proceeding, arbitration, investigation, or controversy shall be pending or threatened alleging any material violation by the Company, any of the Company Subsidiaries, or any director, officer, or affiliate of the Company or any of the Company Subsidiaries of the Securities Act, the Exchange Act, SOX, any state securities law or any rules or regulations thereunder, or any listing or corporate governance requirement of NASDAQ, that may reasonably be expected to have or result in a Material Adverse Effect on the Company.

(q) Compliance with Certain Covenants. The Company shall have performed or complied in all respects with its covenants in Section 4.01 and 4.02.

(r) Limit on Shares Exchanged. The total amount of shares of Associated Common Stock to be issued in the Merger, including shares of Associated Common Stock subject to any New Option or other option, warrant, convertible security or other right to purchase or acquire shares of Company Common Stock outstanding immediately prior to the Effective Time, shall not exceed 20% of the issued and outstanding shares of Associated Common Stock on the date of this Agreement. As a result, Associated shall not be required to seek shareholder approval of the Merger.

(s) Environmental Report. Associated shall not have received from the Environmental Consultant pursuant to Section 6.06, within 120 days after the date of this Agreement, a written environmental evaluation of the Company’s Property evidencing that:

(i) capital improvements in excess of $3,000,000, individually or in the aggregate, are reasonably required to maintain compliance with all Environmental Laws; or

(ii) there are contingent liabilities in excess of $3,000,000, individually or in the aggregate, affecting the Company’s Property arising under Environmental Laws or under Environmental Permits.

(t) Closing Certificate. Associated shall have received a certificate of the Chief Executive Officer of the Company, dated as of the date of the Effective Time, in the form attached hereto as Exhibit 7.02(t).

(u) Executive Agreements. Each executive officer of the Company listed on Exhibit 7.02(u) shall have entered into an employment or consulting agreement, a non-competition agreement and a separation agreement and general release (collectively, the “Executive Agreements”), in each case in substantially the form attached as Exhibit 7.02(u) hereto for the applicable executive officer, and each such executive officer shall have terminated as of the Effective Time all other employment or other compensation arrangements or agreements except to the extent specifically preserved in the Executive Agreement for such executive officer; provided, however, that this condition shall be deemed to be satisfied as to any executive officer who does not enter into all of the Executive Agreements applicable to that executive officer if, prior to the Effective Time, the Company terminates that executive officer’s employment in accordance with Section 5 of the executive services and settlement agreement for such executive officer in the form attached as Exhibit 7.02(u) hereto.

SECTION 7.03. Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Associated contained in this Agreement shall be complete and correct in all respects as of the Effective Time as though made on and as of the Effective Time with the same force and effect as if made on the Effective Time (except to the extent such representations and warranties specifically reference an earlier date); provided, however, that, for purposes of this clause, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, represent a Material Adverse Effect on Associated.

(b) Agreements and Covenants. Associated shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Consents Obtained. All material consents, waivers, approvals, authorizations, or orders required to be obtained, and all filings required to be made by Associated for the authorization, execution, and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by Associated.

(d) No Challenge. There shall not be pending any action, proceeding, or investigation before any court or administrative agency or by any government agency or any other person (i) challenging or seeking material damages in connection with the Merger or the exchange of the Company Common Stock for Cash Consideration and/or Associated Common Stock pursuant to the Merger, or (ii) seeking to restrain, prohibit, or limit the exercise of full rights of ownership or operation by Associated or Associated Subsidiaries of all or any portion of the business or assets of the Company or any of the Company Subsidiaries, which in either case is reasonably likely to have a Material Adverse Effect on either the Company or Associated.

(e) Opinion of Counsel. The Company shall have received from Reinhart Boerner Van Deuren s.c., or other independent counsel for Associated reasonably satisfactory to the Company, an opinion dated the Effective Time, in form and substance reasonably satisfactory to the Company, covering the matters set forth in Exhibit 7.03(e), which opinion shall be based on such assumptions and contain such qualifications and limitations as are appropriate and reasonably satisfactory to the Company.

(f) Tax Opinion. The Company shall have received from Reinhart Boerner Van Deuren s.c., an opinion (i) dated on or about the date that is two business days prior to the date the Proxy Statement/Prospectus is first mailed to shareholders of the Company, (ii) which shall not have been withdrawn or modified in any material respect prior to the Effective Time, (iii) to the effect that:

[a] the Merger will qualify as a reorganization within the meaning of section 368(a)(1)(A) of the Code;

[b] the Company and Associated will each be party to a reorganization within the meaning of Section 368(b) of the Code;

[c] no gain or loss will be recognized by any shareholder of the Company upon consummation of the Merger (except with respect to cash received in lieu of a Fractional Share (if any) or Cash Consideration paid to such shareholder); and

[d] the basis of the Associated Common Stock received by the shareholders of the Company pursuant to the Merger will be the same as the basis of the Company Common Stock surrendered in exchange therefore, decreased by the amount of the cash and the fair market value of the other property received and increased by the amount treated as a dividend, if any, and by the amount of gain recognized on the exchange (not including any portion of the gain that is treated as a dividend).

(g) Burdensome Condition. There shall not be any action taken or any statute, rule, regulation, or order enacted, entered, enforced, or deemed applicable to the Merger, by any federal or state governmental entity which, in connection with the grant of any regulatory approval, imposes any condition or restriction upon the Company, the Company Subsidiaries, Associated or the Associated Subsidiaries (or the Surviving Corporation or its subsidiaries after the Effective Time), including, without limitation, any requirement to raise additional capital, which would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger.

(h) No Material Adverse Change. Since the date of this Agreement (i) no event shall have occurred which has a Material Adverse Effect on Associated, and (ii) no condition, event, fact, circumstances, or other occurrence shall have occurred that may reasonably be expected to have or result in such a Material Adverse Effect on Associated.

(i) SEC Certifications. The Associated SEC Reports filed after the date of this Agreement shall contain all certifications and statements required by (i) Rule 13a-14 or 15d-14 under the Exchange Act and (ii) 18 U.S.C. § 1350 (Section 906 of SOX), in the form required by the SOX, the Exchange Act, and the rules and regulations thereunder, without any qualifications, exceptions, or limitations with respect thereto.

(j) Compliance with Securities Laws. None of Associated, any of the Associated Subsidiaries, or any director, officer, or affiliate of Associated or any of the Associated Subsidiaries shall have violated in any material respect, and no claim of any kind, action, suit, litigation, proceeding, arbitration, investigation, or controversy shall be pending or threatened alleging any material violation by Associated, any of the Associated Subsidiaries, or any director, officer, or affiliate of Associated or any of the Associated Subsidiaries of the Securities Act, the Exchange Act, SOX, any state securities law or any rules or regulations thereunder, or any listing or corporate governance requirement of NASDAQ, that may reasonably be expected to have or result in a Material Adverse Effect on Associated.

(k) Closing Certificate. The Company shall have received a certificate of the Chief Executive Officer of Associated, dated as of the date of the Effective Time, in the form attached hereto as Exhibit 7.03(k).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01. Termination.

(a) This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company:

(i) by mutual written consent of Associated and the Company;

(ii) by the Company or Associated (A) if there has been a breach in any material respect (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall have been breached in any respect) of any representation, warranty, covenant, or agreement set forth in this Agreement on the part of the nonterminating party, or (B) if any representation or warranty of the nonterminating party shall be discovered to have become untrue in any material respect (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall have become untrue in any respect), in either case which breach or other condition has not been cured within 15 business days or which breach by its nature cannot be cured prior to the Effective Time; provided, however, that neither the Company nor Associated shall have the right to terminate this Agreement pursuant to this Section 8.01(a)(iii) unless the breach of any representation or warranty (but not breaches of covenants or agreements), together with all other such breaches, would entitle the party receiving such representation or warranty not to consummate the transactions contemplated hereby under Section 7.02(a) (in the case of a breach of a representation or warranty by the Company) or Section 7.03(a) (in the case of a breach of a representation or warranty by Associated); and provided further that this Agreement may not be terminated pursuant to this clause (iii) by the breaching party or party making any representation or warranty which shall have become untrue in any material respect;

(iii) by either Associated or the Company if any permanent injunction preventing the consummation of the Merger shall have become final and nonappealable;

(iv) by either Associated or the Company if the Merger shall not have been consummated before December 31, 2004 (the “Expiration Date”) (provided that the Expiration Date shall be automatically extended to April 30, 2005 if the Merger shall not have been consummated by December 31, 2004 solely due to either or both of (A) the failure of the SEC to clear and declare effective the Registration Statement to permit mailing of the Proxy Statement/Prospectus to the Company’s shareholders a sufficient time prior to December 31, 2004 or (B) the receipt of all required governmental approvals and the expiration of all related waiting periods shall not have occurred a sufficient time prior to December 31, 2004), for a reason other than the failure of the terminating party to comply with its obligations under this Agreement;

(v) by either Associated or the Company if the Federal Reserve Board, the OTS or the Wisconsin Department of Financial Institutions has denied approval of the Merger and neither Associated nor the Company has, within thirty (30) days after the entry of such order denying approval, filed a petition seeking review of such order as provided by applicable Law;

(vi) by Associated, if all of the conditions set forth in Section 7.02 are not satisfied on or before the Expiration Date;

(vii) by the Company, if all of the conditions set forth in Section 7.03 are not satisfied on or before the Expiration Date;

(viii) by either Associated or the Company if all of the conditions set forth in Section 7.01 are not satisfied on or before the Expiration Date, for a reason other than the failure of the terminating party to comply with its obligations in this Agreement;

(ix) by Associated if the Company’s Board of Directors (x) withdraws or modifies in a manner adverse to Associated its recommendation or approval with respect to this Agreement or the Merger, (y) makes any recommendation with respect to a Competing Transaction (including making no recommendation or stating an inability to make a recommendation), other than a recommendation to reject such Competing Transaction, or (z) takes any action prohibited by Section 4.02(e);

(x) by Associated if, prior to the Effective Time, a Competing Transaction occurs or the Company enters into any agreement to engage in a Competing Transaction;

(xi) by Associated if the Company fails to take the actions provided in Section 6.02 (either in breach of such Section or pursuant to the exception related to its fiduciary duties provided in such Section); or

(xii) by the Company if both [a] the Associated Average Price (as defined below) is less than 85% of the Associated Closing Price, and [b] the number obtained by dividing the Associated Average Price by the Associated Closing Price is less than the number obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and subtracting .15 from such quotient. If the Company makes an election to terminate this Agreement under this Section 8.01(a)(xii), the

Company shall, on or before the end of the second business day after the end of the Calculation Period (as defined below), give ten days’ written notice thereof to Associated. If, during the seven-day period commencing with its receipt of such notice, Associated proposes, by notice in writing to the Company, that the Exchange Ratio shall be adjusted to equal (A) the product of Associated Closing Price multiplied by the Exchange Ratio in effect prior to such adjustment, divided by (B) the Associated Average Price (carried out to five decimal places and rounded up if the sixth decimal price is five or greater), the Company may in its sole discretion give Associated notice of acceptance of such proposal within five (5) business days of receipt thereof, in which case no termination shall have occurred and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified).

For purposes of this Section 8.01(a)(xi):

The “Associated Average Price” shall mean the average of the daily closing prices of a share of Associated Common Stock during the Calculation Period as quoted on NASDAQ.

The “Associated Closing Price” shall mean the closing price of Associated Common Stock on the date of this Agreement as quoted by NASDAQ.

The “Calculation Period” shall mean the ten consecutive trading days ending (i) on the third trading day prior to the day on which the Effective Time is to occur in accordance with the mutual agreement of the Company and Associated or, (ii) if the Company and Associated do not agree on the day on which the Effective Time is to occur, on the third trading day prior to the day on which the thirty day period described in Section 1.02 expires.

The “Final Index Price” shall mean the average of the Final Prices for all of the companies comprising the Index Group.

The “Final Price” of any company belonging to the Index Group shall mean the average of the daily closing prices of a share of common stock of such company, as reported on the consolidated transactions reporting system for the market or exchange on which such stock is principally traded, during the Calculation Period.

The “Index Group” shall mean all of those companies listed on Exhibit 8.01 hereto the common stock of which is publicly traded and as to which there is no pending publicly announced proposal at any time during the Calculation Period for such company to acquire another company or companies in transactions with a value exceeding 10% of the acquirer’s market capitalization or for such company to be acquired.

The “Initial Index Price” shall mean the average of the per share closing prices on the date of this Agreement, of the common stock of the companies comprising the Index Group, as reported on the consolidated transactions reporting system for the market or the exchange on which such common stock is principally traded.

If Associated or any company belonging to the Index Group declares a stock dividend or effects a reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement, and the end of the Calculation Period, the closing prices for the common stock of such company shall be appropriately adjusted for the purposes of the definitions above so as to be comparable to the price on the date of this Agreement.

(b) In the event of termination and abandonment by any party as provided above, written notice shall forthwith be given to the other party, which notice shall specifically describe the basis for such termination.

SECTION 8.02. Effect of Termination.

(a) If the Merger is not consummated as the result of termination of this Agreement caused otherwise than by breach of a party hereto, the Company and Associated each shall pay its own Expenses, except as provided in Section 4.05 above, and this Agreement shall immediately terminate, except as set forth in Section 9.01 hereof, and neither the Company nor Associated shall have any liability under this Agreement for damages or otherwise.

(b) If termination of this Agreement shall have been caused by breach of this Agreement by any party hereto, then, in addition to other remedies at law or equity for breach of this Agreement, the party so found to have breached this Agreement shall indemnify and reimburse the other party for its expenses.

(c) Anything to the contrary notwithstanding, if (i) this Agreement is terminated by Associated pursuant to Section 8.01(a) (ix)(y), (ix)(z), or (x), (ii) a proposal for a Competing Transaction is received by the Company or any of its officers, directors or employees or any investment banker, financial advisor, attorney or other representative retained by the Company or any of the Company Subsidiaries or is offered, presented, proposed or announced to the Company, any of its officers, directors or employees or any investment banker, financial advisor, attorney or other representative retained by the Company or any of the Company Subsidiaries and thereafter this Agreement and the Merger are not approved by the Company’s shareholders and a Competing Transaction is consummated or a definitive agreement is entered into by the Company relating to a Competing Transaction within 18 months after the termination of this Agreement, or (iii) this Agreement is terminated by Associated pursuant to Section 8.01(a)(ii) or (xi), this Agreement is terminated by the Company otherwise than in accordance with its right to do so under Section 8.01 or the Company fails to consummate the Merger in breach of its obligations under this Agreement to do so and in each such case a proposal for a Competing Transaction was received by the Company or any of its officers, directors or employees or any investment banker, financial advisor, attorney or other representative retained by the Company or any of the Company Subsidiaries or was offered, presented, proposed or announced to the Company, any of its officers, directors or employees or any investment banker, financial advisor, attorney or other representative retained by the Company or any of the Company Subsidiaries or the Company’s shareholders on or prior to the date of such termination or breach, and a Competing Transaction is consummated or a definitive agreement is entered into by the Company relating to a Competing Transaction within 18 months after the termination of this Agreement, then in each such case Associated shall suffer direct and substantial damages, which damages cannot be determined with certainty, and to compensate Associated for such damages the Company shall pay Associated the amount of Twenty Million Dollars ($20,000,000). If such amount becomes payable, the Company shall make payment within two business days after termination of this Agreement in the case of the occurrence of any event described in clause (i) above and within two business days after a Competing Transaction is consummated or a definitive agreement is entered into by the Company relating to a Competing Transaction in the case of the occurrence of any event described in clause (ii) or (iii) above.

SECTION 8.03. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that after approval of the Merger by the shareholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each Share shall be converted pursuant to this Agreement upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

SECTION 8.04. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01. Non-Survival of Representations, Warranties, and Agreements. The representations, warranties, and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII, except that the agreements set forth in Articles I and IX and Sections 4.07, 5.04, 5.05, 5.07, 6.07, 6.08, 6.09, 6.10, and 6.11 shall survive the Effective Time indefinitely and those set forth in Sections 4.03(b), 4.05, 5.02(b), 8.02, and Article IX shall survive termination indefinitely.

SECTION 9.02. Disclosure Schedules. The schedules and information set forth in the Disclosure Schedules specifically refer to the Section (and paragraph, if applicable) of this Agreement to which such schedule and information is responsive. The Disclosure Schedules shall not vary, change, or alter the literal meaning of the representations and warranties of the parties contained in this Agreement, other than creating exceptions thereto which are directly responsive to the language of the particular representation and warranty contained in this Agreement specifically referenced by the exception contained in the Disclosure Schedules.

SECTION 9.03. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested) to the applicable party at the following address for such party or the date sent by telecopier to the applicable party at the following telecopier number for such party if notice is also delivered by registered or certified mail on or before two (2) business days after delivery by telecopier (or at such other address or telecopier number for a party as shall be specified by like notice):

(a) If to Associated:

Associated Banc-Corp

Attention: Brian R. Bodager, Chief Administrative Officer,

General Counsel & Corporate Secretary

1200 Hansen Road

Green Bay, WI 54304

Telecopier: (920) 491-7010

With a copy to:

Reinhart Boerner Van Deuren s.c.

Attention: Richard W. Graber, Esq.

1000 North Water Street, Suite 2100

Milwaukee, WI 53202

Telecopier: (414) 298-8097

(b) If to Company:

First Federal Capital Corp

Attention: Jack C. Rusch

605 State Street

La Crosse, WI 54602

Telecopier: (608) 784-8080

with a copy to:

Michael Best & Friedrich LLP

Attention: Chuck Jackson

100 East Wisconsin Avenue, Suite 3300

Milwaukee, WI 53202

Telecopier: (414) 277-0656

SECTION 9.04. Certain Definitions. For purposes of this Agreement, the term:

(a) “affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person; including, without limitation, any partnership or joint venture in which the Company (either alone, or through or together with any other Company Subsidiaries) has, directly or indirectly, an interest of 5% or more;

(b) “beneficial owner” with respect to any Shares, means a person who shall be deemed to be the beneficial owner of such Shares (i) which such person or any of its affiliates or associates beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates (as such term defined in Rule 12b-2 of the Exchange Act) has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement, or understanding or upon the exercise of consideration rights, exchange rights, warranties, or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement, or understanding, (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates has any agreement, arrangement, or understanding for the purposes of requiring, holding, voting, or disposing of any Shares, or (iv) pursuant to Section 13(d) of the Exchange Act and any rules or regulations promulgated thereunder;

(c) “business day” means any day other than a day on which banks in Wisconsin are required or authorized to be closed;

(d) “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise;

(e) “knowledge” (and terms of similar import) with respect to a party means the actual knowledge of that party;

(f) “person” means an individual, corporation, partnership, association, trust, unincorporated organization, other entity, or group (as defined in Section 13(d) of the Exchange Act); and

(g) “subsidiary” means with respect to any person, (i) any corporation at least a majority of the outstanding voting stock of which is owned, directly or indirectly, by such person or by one or more of its subsidiaries, or by such person and one or more of its subsidiaries, (ii) any general partnership, joint venture, limited liability company, statutory trust, or other entity, at least a majority of the outstanding partnership, membership, or other similar interests of which shall at the time be owned by such person, or by one or more of its subsidiaries, or by such person and one or more of its subsidiaries, and (iii) any limited partnership of which such person or any of its subsidiaries is a general partner. For the purposes of this definition, “voting stock” means shares, interests, participations, or other equivalents in the equity interest (however designated) in such person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such person, other than shares, interests, participations, or other equivalents having such power only by reason of the occurrence of a contingency.

SECTION 9.05. Mitigation and Reimbursement. The Company agrees to cooperate with Associated, and to use its best efforts to cause any “disqualified individuals” with respect to the Company (as defined by Code Section 280G and the applicable Proposed Treasury Regulations) to cooperate, in restructuring certain agreements, if necessary, to be identified by Associated in order to minimize and/or mitigate the tax consequences of:

(a) the potential loss of any tax deductions to the Company and/or Associated with respect to the deductibility of payments pursuant to the identified agreements; and

(b) any excise tax imposed on such disqualified individuals.

The provisions of this Section 9.05 shall survive the Effective Time indefinitely.

SECTION 9.06. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.07. Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.08. Entire Agreement. This Agreement together with the Disclosure Schedules and Exhibits hereto and the Confidentiality Agreement dated March 22, 2004, between the Company and Associated constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

SECTION 9.09. Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Associated may assign all or any of its rights hereunder to any affiliate provided that no such assignment shall relieve the assigning party of its obligations hereunder and the assignee agrees to be bound by the terms and conditions of this Agreement including the requirement of conversion and delivery of Cash Considerations and shares of Associated Common Stock pursuant to Section 1.06 hereof.

SECTION 9.10. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement, except for (a) the right to receive the consideration payable pursuant to Article I, (b) Sections 1.05, 5.07, 6.08, 6.09 and 6.11 (which are intended to be for the benefit of the applicable directors of the Company and may be enforced by such persons, their heirs and/or representatives), (b) Sections 6.07 and 6.10 (which are intended to be for the benefit of the employees of the Company and the Company Subsidiaries and may be enforced by such persons), and (c) Section 5.05 (which is intended to be for the benefit of affiliates of the Company and may be enforced by such persons).

SECTION 9.11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

SECTION 9.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.13. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Agreement (including, without limitation, the provisions contained in each of Sections 1.05, 1.06, 1.09, 1.10, 4.03(b), 5.02(b), 5.07, 6.07, and 6.11 of this Agreement) were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Remainder of page intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF, Associated and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ASSOCIATED BANC-CORP

By:	/S/ PAUL S. BEIDEMAN
Name: Paul S. Beideman Title: President and Chief Executive Officer

FIRST FEDERAL CAPITAL CORP

By:	/S/ JACK C. RUSCH
Name: Jack C. Rusch Title: President and Chief Executive Officer

EXHIBIT B

VOTING AGREEMENT

THIS VOTING AGREEMENT is entered into as of April 27, 2004, between the undersigned shareholder (the “Shareholder”) of FIRST FEDERAL CAPITAL CORP, a Wisconsin corporation (the “Company”), and ASSOCIATED BANC-CORP, a Wisconsin corporation (“Associated”).

The term “Shares”, as used herein, shall mean any and all shares of capital stock of the Company which carry voting power with respect to the Merger (as defined below) or any other matters that may be submitted to a vote or approval by any of the shareholders of the Company, now owned and/or subsequently acquired by the Shareholder through purchase, gift, stock splits, stock dividends, exercise of stock options or otherwise.

RECITALS

The Shareholder and Associated acknowledge the following:

A. Concurrent with the execution of this Agreement, the Company and Associated have entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the business combination transaction contemplated therein pursuant to which the Company will merge with and into Associated pursuant to the terms and conditions of the Merger Agreement (the “Merger”). Capitalized terms used herein but not defined shall have the meanings set forth in the Merger Agreement.

B. Upon consummation of the Merger, the Shareholder will receive shares of Associated Common Stock and/or cash for each share of the Company’s Common Stock, par value $0.10 per share, owned by him.

C. In order to induce Associated to enter into the Merger Agreement and in consideration of the substantial expenses incurred and to be incurred by Associated in connection therewith, the Shareholder has agreed to enter into and perform this Voting Agreement.

AGREEMENTS

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1. Voting Agreement

Section 1.01. Voting of Shares.

(a) At any meeting of the shareholders of the Company, however called, and at every adjournment thereof, or in connection with any written consent of the shareholders of the Company, the Shareholder will cause all of his Shares to be voted, during the term of this Agreement, (A) in favor of (i) the Merger and the approval and adoption of the Merger Agreement, and (ii) all other transactions contemplated by the Merger Agreement as to which shareholders of the Company are called upon to vote and (B) against any proposal submitted to the Company’s shareholders which could result in (i) a Competing Transaction or (ii) a breach in any material respect of any covenant, representation or warranty or any obligation or agreement of the Company under the Merger Agreement.

Section 1.02. No Proxies or Encumbrances. Other than as provided in this Agreement, the Shareholder, until the termination of this Agreement, shall not (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of the Shares, (ii) sell, assign, transfer, encumber or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to, the direct or indirect sale, assignment, transfer, encumbrance or other disposition of any of his or her Shares or any interest therein or (iii) seek or solicit any of the foregoing.

Section 1.03. No Solicitation. The Shareholder, acting solely in his or her capacity as a shareholder, shall not, during the term of this Agreement, directly or indirectly encourage, solicit, participate in or initiate discussions or negotiations with or provide any nonpublic information to (or authorize any other person to encourage, solicit, participate in or initiate discussions or negotiations with or provide any nonpublic information to) any person or group (other than Associated or any designees of Associated) concerning any Competing Transaction.

Section 2. Representations and Warranties. The Shareholder represents and warrants to Associated as follows:

Section 2.01. Valid Title. The Shareholder is the true and lawful owner of 100% of the Shares set forth next to the name of the Shareholder on the signature page hereto with full power to vote and dispose of such Shares and there are no restrictions on the Shareholder’s voting rights or rights of disposition pertaining thereto except as set forth in this Agreement or pursuant to bona fide pledge agreements to secure loans to such Shareholder or imposed by federal and state securities law. None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such shares.

Section 2.02. Non-contravention. The execution, delivery and performance by the Shareholder of this Agreement and the consummation of the transactions contemplated hereby, do not and will not contravene or constitute a default under or give rise to a right of termination, cancellation or acceleration of any material right or obligation of the Shareholder or to a loss of any material benefit of the Shareholder under any provision of applicable law or regulation or of any agreement, judgment, injunction, order, decree or other instrument binding on the Shareholder.

Section 2.03. Binding Effect. This Agreement constitutes a valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights generally. If the Shareholder is married and the Shares set forth on the signature pages hereto next to the Shareholder’s name constitute community property under applicable laws, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, the Shareholder’s spouse, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights generally. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform this Agreement and has obtained any necessary consents in connection with execution of this Agreement.

Section 2.04. No Other Shares. The number of Shares set forth next to the name of the Shareholder on the signature page hereto are the only Shares owned, beneficially or of record, by the Shareholder.

Section 2.05. Material Information. The Shareholder has received information with respect to the Merger which allows the Shareholder to objectively vote on the Merger and the Merger Agreement.

Section 3. Miscellaneous.

Section 3.01. Notices. All notices, requests and other communications to any party hereunder shall be deemed to have been duly given when delivered in person, by telegram, facsimile or by registered or certified mail (postage prepaid, return receipt requested) to such party at its address set forth on the signature pages hereto.

Section 3.02. Amendments. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in a writing that refers to this Agreement and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 3.03. Severability. If any provision of this Agreement or the application thereof to any party or set of circumstances shall, in any jurisdiction and to any extent, be finally held invalid or unenforceable, such term or provision shall only be ineffective as to such jurisdiction, and only to the extent of such invalidity or unenforceability, without invalidating or rendering unenforceable any other terms or provisions of this Agreement or under any other circumstances, and the parties shall negotiate in good faith a substitute provision which comes as close as possible to the invalidated or unenforceable term or provision, and which puts each party in a position as nearly comparable as possible to the position it would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

Section 3.04. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

Section 3.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns (and, in the case of the Shareholder, the heirs and executors of the Shareholder); provided that, except as permitted by Section 1.02 or by will or intestacy, no party may assign, delegate or otherwise transfer all or any of its rights or obligations under this Agreement without the consent of the other parties hereto.

Section 3.06. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts (or signature pages) hereof signed by all of the other parties hereto.

Section 3.07. Governing Law. The terms of this Agreement shall be construed in accordance with and governed by the law of the state of Wisconsin (without regard to principles of conflict of laws).

Section 3.08. Specific Performance. Each of the parties acknowledges and agrees that the parties’ respective remedies at law for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and, in recognition of that fact, each agrees that, in the event of a breach or threatened breach by any party of the provisions of this Agreement, in addition to any remedies at law, each party, respectively, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

Section 3.09. Certain Events. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to its Shares and shall be binding upon any person to which legal or beneficial ownership of such shares shall pass, whether by operation of law or otherwise.

Section 3.10. No Revocation. The voting agreements contained herein are coupled with an interest and may not be revoked.

Section 3.11. Action as Directors. Nothing in this Agreement is intended to restrict the Shareholder from taking any action in his capacity as a director or officer of the Company that is required in order to satisfy his fiduciary duties as a director or officer under Wisconsin law.

Section 3.12. Termination. This Agreement shall automatically terminate at the Effective Time or the earlier termination of the Merger Agreement in accordance with its terms.

[Remainder of page left blank intentionally. Signature page to follow.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused this Agreement to be duly executed by their respective authorized officers or representatives as of the day and year first above written.

ASSOCIATED BANC-CORP

By:
Name: Paul S. Beideman Title: President and Chief Executive Officer

Notices to:

Associated Banc-Corp

1200 Hansen Road

Green Bay, WI 54304

Attention: Brian R. Bodager, Chief Administrative Officer, General Counsel and Secretary

COUNTERPART SIGNATURE PAGE

TO VOTING AGREEMENT

SHAREHOLDER

(Signature)

(Print Name)

(Signature of Spouse or Other Joint Owner)

(Print Name of Spouse or Other Joint Owner)

Number of Shares:

Notices to:

(Address)

(City, State and Zip Code)

Schedule of First Federal Capital Corp

Shareholders with Voting Agreements with

Associated Banc-Corp

Name	Shares

David W. Kruger	5,000

John F. Leinfelder	14,717

Richard T. Lommen	267,900

David C. Mebane	40,583

Phillip J. Quillin	137,538

Jack C. Rusch	368,972

Thomas W. Schini	585,878

Edward J. Zagzebski	51,228

Bradford R. Price	338,267

Michael W. Dosland	62,090

Milne J. Duncan	104,232

Randy Smith	61

David A. Koeck	4,531

Total	1,980,997

EXHIBIT C

                    , 2004

Board of Directors

First Federal Capital Corp

605 State Street

LaCrosse, WI 54601

Gentlemen:

First Federal Capital Corp (“First Federal”) and Associated Banc-Corp (“Associated”) have entered into an Agreement and Plan of Merger, dated as of April 27, 2004 (the “Agreement”), pursuant to which First Federal will be merged with and into Associated (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of First Federal common stock, par value $0.10 per share, issued and outstanding immediately prior to the Merger (the “First Federal Shares”), other than certain shares specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof, either (a) 0.9525 shares of common stock, par value $.01 per share, of Associated (the “Exchange Ratio”), or (b) an amount in cash equal to the closing price of Associated common stock on the Nasdaq National Market on the closing date of the Merger multiplied by 0.9525, without interest, subject to the election and proration procedures set forth in the Agreement which provide generally, among other things, that 10% of the total number of First Federal Shares (including fractional shares) shall be converted into cash and 90% shall be converted into Associated common stock (the “Merger Consideration”). The Exchange Ratio of 0.9525 reflects a 3 for 2 stock split (effected as a stock dividend) declared by Associated after the date of the Merger Agreement and paid to Associated’s shareholders of record as of May 7, 2004. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of First Federal Shares.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of First Federal that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Associated that we deemed relevant; (iv) internal financial projections for First Federal for the years ending December 31, 2004 and 2005 furnished by and reviewed with management of First Federal; (v) an internal projection for earnings per share for Associated for the year ending December 31, 2004 and an estimate for earnings per share growth for the year ending December 31, 2005, in each case, furnished by and reviewed with management of Associated and earnings per share estimates for Associated for the years ending December 31, 2004 and 2005 published by I/B/E/S; (vi) the pro forma financial impact of the Merger on Associated, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and operational efficiencies determined by the senior managements of First Federal and Associated; (vii) the relative contributions of assets, liabilities, equity and earnings of First Federal and Associated to the resulting institution and the relative pro forma ownership of the shareholders of First Federal and Associated in the combined company; (viii) the publicly reported historical price and trading activity for First Federal’s and Associated’s common stock, including a comparison of certain financial and stock market information for First Federal and Associated with similar publicly available information for certain other companies the securities of which are publicly traded; (ix) the financial terms of certain recent business combinations in the commercial bank and savings institution industries, to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

We also discussed with certain members of senior management of First Federal the business, financial condition, results of operations and prospects of First Federal, management’s views of the strategic rationale for the Merger and the strategic alternatives available to First Federal. We held similar discussions with certain members of senior management of Associated regarding the business, financial condition, results of operations and prospects of Associated. In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction from third parties.

In performing our review and rendering this opinion, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by First Federal or Associated or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of First Federal and Associated that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of First Federal or Associated or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of First Federal or Associated nor have we reviewed any individual credit files relating to First Federal or Associated. We have assumed, with your consent, that the respective allowances for loan losses for both First Federal and Associated are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the financial projections for First Federal and Associated and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of First Federal and Associated and used by Sandler O’Neill in its analyses, First Federal’s and Associated’s managements confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of First Federal and Associated and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based.

In performing our review and rendering our opinion, we have also assumed that there has been no material change in First Federal’s or Associated’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that First Federal and Associated will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will be qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice First Federal has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Associated’s common stock will be when issued to First Federal’s shareholders pursuant to the Agreement or the prices at which First Federal’s or Associated’s common stock may trade at any time.

We have acted as First Federal’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. First Federal has also agreed to indemnify us against certain liabilities arising out of our engagement. As we have previously advised you, we have in the past provided certain investment banking services to Associated and have received compensation for such services, and we may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the Merger.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to First Federal and Associated and their affiliates. We may also actively trade the equity securities of First Federal and/or the debt or equity securities of Associated or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of First Federal in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of First Federal as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of First Federal Shares and does not address the underlying business decision of First Federal to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for First Federal or the effect of any other transaction in which First Federal might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an appendix to the Proxy Statement/Prospectus of First Federal and Associated dated the date hereof and to the references to this opinion therein.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the holders of First Federal Shares is fair to such shareholders from a financial point of view.

Very truly yours,

EXHIBIT D

ASSOCIATED BANC-CORP AND SUBSIDIARIES

FINANCIAL STATEMENTS AND MANAGEMENT’S

DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS FOR THE QUARTERS ENDED

JUNE 30, 2004 AND JUNE 30, 2003

Overview

The following discussion and analysis is presented to assist in the understanding and evaluation of the Corporation’s financial condition and results of operations. It is intended to complement the unaudited consolidated financial statements, footnotes, and supplemental financial data appearing elsewhere in this Form 10-Q and should be read in conjunction therewith. The detailed discussion focuses on the six months ended June 30, 2004 and the comparable period in 2003. Discussion of second quarter 2004 results compared to second quarter 2003 is predominantly in section, “Comparable Second Quarter Results.”

The following discussion refers to the Corporation’s business combination activity that may impact the comparability of certain financial data (see Note 5, “Business Combinations,” of the notes to consolidated financial statements). In particular, consolidated financial results for 2004 reflect six month’s contribution from its April 1, 2003 purchase acquisition of CFG and three month’s contribution from its April 1, 2004 purchase acquisition of Jabas, while consolidated financial results for 2003 reflect three month’s contribution of CFG and no contribution from Jabas.

On April 28, 2004, the Board of Directors declared a 3-for-2 stock split, effected in the form of a stock dividend, payable on May 12, 2004, to shareholders of record at the close of business on May 7, 2004. All share and per share information in the accompanying consolidated financial statements has been restated to reflect the effect of this stock split.

Critical Accounting Policies

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Estimates that are particularly susceptible to significant change include the determination of the allowance for loan losses, mortgage servicing rights valuation, derivative financial instruments and hedging activities, and income taxes.

The consolidated financial statements of the Corporation are prepared in conformity with U.S. generally accepted accounting principles and follow general practices within the industries in which it operates. This preparation requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. Management believes the following policies are both important to the portrayal of the Corporation’s financial condition and results and require subjective or complex judgments and, therefore, management considers the following to be critical accounting policies. The critical accounting policies are discussed directly with the Audit Committee of the Corporation.

Allowance for Loan Losses: Management’s evaluation process used to determine the adequacy of the allowance for loan losses is subject to the use of estimates, assumptions, and judgments. The evaluation process combines several factors: management’s ongoing review and grading of the loan portfolio, consideration of past loan loss experience, trends in past due and nonperforming loans, risk characteristics of the various classifications of loans, existing economic conditions, the fair value of underlying collateral, and other qualitative and quantitative factors which could affect probable credit losses. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the adequacy of the allowance, could change significantly. As an integral part of their examination process, various regulatory agencies also review the allowance for loan losses. Such agencies may require that certain loan balances be charged off when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examination. The Corporation believes the allowance for loan losses is adequate and properly recorded in the consolidated financial statements. See section “Allowance for Loan Losses.”

Mortgage Servicing Rights Valuation: The fair value of the Corporation’s mortgage servicing rights asset is important to the presentation of the consolidated financial statements since the mortgage servicing rights are carried on the consolidated balance sheet at the lower of amortized cost or fair value. Mortgage servicing rights do not trade in an active open market with readily observable prices. As such, like other participants in the mortgage banking business, the Corporation relies on an internal discounted cash flow model to estimate the fair value of its mortgage servicing rights and consults periodically with third parties as to the assumptions used and that the resultant valuation is within the context of the market. While the Corporation believes that the values produced by its internal model are indicative of the fair value of its mortgage servicing rights portfolio, these values can change significantly depending upon the then current interest rate environment, estimated prepayment speeds of the underlying mortgages serviced, and other economic conditions. The proceeds that might be received should the Corporation actually consider a sale of the mortgage servicing rights portfolio could differ from the amounts reported at any point in time. The Corporation believes the mortgage servicing rights asset is properly recorded in the consolidated financial statements. See Note 6, “Goodwill and Other Intangible Assets,” of the notes to consolidated financial statements and section “Noninterest Expense.”

Derivative Financial Instruments and Hedge Accounting: In various aspects of its business, the Corporation uses derivative financial instruments to modify exposures to changes in interest rates and market prices for other financial instruments. Substantially all of these derivative financial instruments are designated as hedges for financial reporting purposes. The application of the hedge accounting policy requires judgment in the assessment of hedge effectiveness, identification of similar hedged item groupings, and measurement of changes in the fair value of hedged items. However, if in the future the derivative financial instruments used by the Corporation no longer qualify for hedge accounting treatment and, consequently, the change in the fair value of hedged items could be recognized in earnings, the impact on the consolidated results of operations and reported earnings could be significant. The Corporation believes hedge effectiveness is evaluated properly in the consolidated financial statements. See Note 8, “Derivatives and Hedging Activities,” of the notes to consolidated financial statements.

Income Tax Accounting: The assessment of tax assets and liabilities involves the use of estimates, assumptions, interpretations, and judgments concerning certain accounting pronouncements and federal and state tax codes. There can be no assurance that future events, such as court decisions or positions of federal and state taxing authorities, will not differ from management’s current assessment, the impact of which could be significant to the consolidated results of operations and reported earnings. The Corporation believes the tax assets and liabilities are adequate and properly recorded in the consolidated financial statements. See section “Income Taxes.”

Segment Review

As described in Note 12, “Segment Reporting,” of the notes to consolidated financial statements, the Corporation’s primary reportable segment is banking, conducted through its bank and lending subsidiaries. Banking includes: a) community banking – lending and deposit gathering to businesses (including business-related services such as cash management and international banking services) and to consumers (including mortgages and credit cards); b) corporate banking – specialized lending (such as commercial real estate), lease financing, and banking to larger businesses and metro or niche markets; and c) the support to deliver banking services.

The Corporation’s profitability is primarily dependent on net interest income, noninterest income, the level of the provision for loan losses, noninterest expense, and taxes of its banking segment. The consolidated discussion is therefore predominantly describing the banking segment results. The critical accounting policies primarily affect the banking segment, with the exception of income tax accounting, which affects both the banking and other segments (see section “Critical Accounting Policies”).

Results of Operations – Summary

TABLE 1 (1)

Summary Results of Operations: Trends

($ in Thousands, except per share data)

	2nd Qtr. 2004	1st Qtr. 2004	4th Qtr. 2003	3rd Qtr. 2003	2nd Qtr. 2003
Net income (Quarter)	$64,505	$59,560	$55,609	$58,386	$56,669
Net income (Year-to-date)	124,065	59,560	228,657	173,048	114,662

Earnings per share – basic (Quarter)	$0.59	$0.54	$0.51	$0.53	$0.51
Earnings per share – basic (Year-to-date)	1.13	0.54	2.07	1.56	1.03

Earnings per share – diluted (Quarter)	$0.58	$0.53	$0.50	$0.53	$0.51
Earnings per share – diluted (Year-to-date)	1.11	0.53	2.05	1.55	1.02

Return on average assets (Quarter)	1.67%	1.57%	1.49%	1.53%	1.51%
Return on average assets (Year-to-date)	1.62	1.57	1.53	1.54	1.55

Return on average equity (Quarter)	18.87%	17.37%	16.85%	17.75%	17.37%
Return on average equity (Year-to-date)	18.12	17.37	17.58	17.82	17.86

Efficiency ratio (Quarter) (2)	46.17%	50.28%	51.02%	48.83%	50.68%
Efficiency ratio (Year-to-date) (2)	48.18	50.28	49.84	49.47	49.79

Net interest margin (Quarter)	3.80%	3.80%	3.81%	3.78%	3.79%
Net interest margin (Year-to-date)	3.80	3.80	3.84	3.82	3.83

(1)	All per share financial information has been restated to reflect the effect of the 3-for-2 stock split.
(2)	Noninterest expense divided by sum of taxable equivalent net interest income plus noninterest income, excluding investment securities gains (losses), net, and asset sales gains (losses), net.

Net income for the six months ended June 30, 2004 totaled $124.1 million, or $1.13 and $1.11 for basic and diluted earnings per share, respectively. Comparatively, net income for the six months ended June 30, 2003 was $114.7 million, or $1.03 and $1.02 for basic and diluted earnings per share, respectively. Year-to-date 2004 results generated an annualized return on average assets of 1.62% and an annualized return on average equity of 18.12%, compared to 1.55% and 17.86%, respectively, for the comparable period in 2003. The net interest margin for the first six months of 2004 was 3.80% compared to 3.83% for the first six months of 2003.

Net Interest Income and Net Interest Margin

Net interest income on a taxable equivalent basis for the six months ended June 30, 2004, was $273.7 million, an increase of $6.6 million or 2.5% over the comparable period last year. As indicated in Tables 2 and 3, the $6.6 million increase in taxable equivalent net interest income was attributable to favorable volume variances (with balance sheet growth and differences in the mix of average earning assets and average interest-bearing liabilities adding $11.0 million to taxable equivalent net interest income), offset partly by unfavorable rate variances (as the impact of changes in the interest rate environment reduced taxable equivalent net interest income by $4.4 million).

The net interest margin for the first six months of 2004 was 3.80%, down 3 basis points (“bp”) from 3.83% for the comparable period in 2003. This comparable period decrease was attributable to a 1 bp increase in interest rate spread (the net of a 37 bp decrease in the yield on earning assets and a 38 bp decrease in the cost of interest-bearing liabilities), and a 4 bp lower contribution from net free funds (particularly reflecting the lower interest rate environment in 2004).

Interest rates were relatively stable and historically low, with one interest rate decrease of 25 bp during June 2003 and one interest rate increase of 25 bp during June 2004. The average Federal funds rate of 1.00% for year-to-date 2004 was 24 bp lower than the 1.24% average for year-to-date 2003. The Corporation had positioned the balance sheet to be slightly asset sensitive (which means that generally assets will reprice faster than liabilities); thus, the prolonged low interest rate environment favorably lowered the cost of funding, but also lowered earning asset yields, putting pressure on the net interest margin.

The yield on earning assets was 5.11% for year-to-date 2004, down 37 bp from the comparable six-month period last year. The average loan yield was down 41 bp to 5.15%, as competitive pricing on new and refinanced loans and the repricing of variable rate loans in the lower interest rate environment put downward pressure on loan yields. The average yield on investments and other earning assets decreased 20 bp to 5.02%, impacted by faster prepayments (particularly on mortgage-related securities) and reinvestment in the lower rate environment.

The cost of interest-bearing liabilities was 1.55% for year-to-date 2004, down 38 bp compared to the first six months of 2003, aided by the lower rate environment. The average cost of interest-bearing deposits was 1.38%, down 35 bp from year-to-date 2003, benefiting from lower rates on interest-bearing deposit products in general, as well as from a larger mix of lower-costing transaction accounts. The cost of wholesale funds (comprised of short-term borrowings and long-term funding) was 1.87%, down 39 bp from year-to-date 2003, also favorably impacted by lower rates between comparable periods, as higher-priced advances matured and new, lower-costing funding was added.

Average earning assets increased by $419 million (3.0%) over the comparable six-month period last year. Average investments and other earning assets were up $521 million (notably mortgage-related securities), as the Corporation utilized balance sheet leveraging strategies, while average loans decreased $102 million (representing 73.7% of average earning assets for year-to-date 2004 compared to 76.6% for year-to-date 2003). Decreases in average residential real estate, which is inclusive of mortgage loans held for sale, (down $279 million) and consumer loans (down $32 million) were offset by increases in commercial loans (up $209 million). Commercial loans grew to represent 62.6% of average loans for the first six months of 2004 compared to 60.0% for the comparable period in 2003.

Average interest-bearing liabilities increased $243 million (2.0%) over the comparable period of 2003, and net free funds increased $176 million, both supporting the growth in earning assets. Average noninterest-bearing demand deposits (a component of net free funds) increased by $131 million, or 8.2%. The growth in average interest-bearing liabilities was comprised primarily of growth in interest-bearing deposits (up $501 million, or 6.7%), which reduced the need for wholesale funding. Wholesale funding was down $258 million (representing 34.8% of average interest-bearing liabilities for year-to-date 2004 compared to 37.7% for year-to-date 2003), notably in long-term funding, which decreased $342 million to represent 15.0% of average interest-bearing liabilities for year-to-date 2004 versus 18.1% for year-to-date 2003.

TABLE 2

Net Interest Income Analysis-Taxable Equivalent Basis

($ in Thousands)

	Six Months ended June 30, 2004			Six Months ended June 30, 2003
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Earning assets:
Loans: (1) (2) (3)
Commercial	$6,608,371	$160,794	4.82%	$6,399,244	$166,188	5.17%
Residential real estate	3,272,422	88,955	5.45	3,551,134	104,600	5.92
Consumer	678,683	23,441	6.94	711,008	26,003	7.37

Total loans	10,559,476	273,190	5.15	10,661,386	296,791	5.56
Investments and other (1)	3,773,659	94,698	5.02	3,252,902	84,804	5.22

Total earning assets	14,333,135	367,888	5.11	13,914,288	381,595	5.48
Other assets, net	1,046,506			1,028,042

Total assets	$15,379,641			$14,942,330

Interest-bearing liabilities:
Interest-bearing deposits:
Savings deposits	$918,775	$1,684	0.37%	$927,413	$2,884	0.63%
Interest-bearing demand deposits	2,380,375	9,571	0.81	1,591,942	6,925	0.88
Money market deposits	1,537,955	5,952	0.78	1,668,467	8,264	1.00
Time deposits, excluding Brokered CDs	2,880,996	35,739	2.49	3,032,421	43,614	2.90

Total interest-bearing deposits, excluding Brokered CDs	7,718,101	52,946	1.38	7,220,243	61,687	1.72
Brokered CDs	206,527	1,264	1.23	203,719	1,861	1.84

Total interest-bearing deposits	7,924,628	54,210	1.38	7,423,962	63,548	1.73
Wholesale funding	4,232,740	39,933	1.87	4,490,450	50,890	2.26

Total interest-bearing liabilities	12,157,368	94,143	1.55	11,914,412	114,438	1.93

Noninterest-bearing demand deposits	1,718,881			1,587,968
Other liabilities	126,674			145,146
Stockholders’ equity	1,376,718			1,294,804

Total liabilities and equity	$15,379,641			$14,942,330

Interest rate spread			3.56%			3.55%
Net free funds			0.24			0.28

Taxable equivalent net interest income and net interest margin		$273,745	3.80%		$267,157	3.83%

Taxable equivalent adjustment		12,791			12,508

Net interest income		$260,954			$254,649

(1)	The yield on tax exempt loans and securities is computed on a taxable equivalent basis using a tax rate of 35% for all periods presented.
(2)	Nonaccrual loans and loans held for sale are included in the average balances.
(3)	Interest income includes net loan fees.

TABLE 2 (continued)

Net Interest Income Analysis-Taxable Equivalent Basis

($ in Thousands)

	Three Months ended June 30, 2004			Three Months ended June 30, 2003
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Earning assets:
Loans: (1) (2) (3)
Commercial	$6,684,527	$81,007	4.80%	$6,470,954	$83,333	5.10%
Residential real estate	3,334,052	45,095	5.42	3,564,125	51,778	5.81
Consumer	666,963	11,573	6.97	708,351	12,940	7.32

Total loans	10,685,542	137,675	5.13	10,743,430	148,051	5.48
Investments and other (1)	3,795,159	47,263	4.98	3,248,185	41,884	5.16

Total earning assets	14,480,701	184,938	5.09	13,991,615	189,935	5.41
Other assets, net	1,017,304			1,024,882

Total assets	$15,498,005			$15,016,497

Interest-bearing liabilities:
Interest-bearing deposits:
Savings deposits	$939,025	$843	0.36%	$945,048	$1,431	0.61%
Interest-bearing demand deposits	2,396,737	4,871	0.82	1,696,412	3,812	0.90
Money market deposits	1,498,900	2,790	0.75	1,632,710	3,999	0.98
Time deposits, excluding Brokered CDs	2,824,920	17,327	2.47	3,052,046	21,549	2.83

Total interest-bearing deposits, excluding Brokered CDs	7,659,582	25,831	1.36	7,326,216	30,791	1.69
Brokered CDs	268,709	825	1.24	175,215	767	1.76

Total interest-bearing deposits	7,928,291	26,656	1.35	7,501,431	31,558	1.69
Wholesale funding	4,303,442	20,016	1.85	4,440,446	24,951	2.23

Total interest-bearing liabilities	12,231,733	46,672	1.53	11,941,877	56,509	1.89

Noninterest-bearing demand deposits	1,773,654			1,619,773
Other liabilities	117,986			146,342
Stockholders’ equity	1,374,632			1,308,505

Total liabilities and equity	$15,498,005			$15,016,497

Interest rate spread			3.56%			3.52%
Net free funds			0.24			0.27

Taxable equivalent net interest income and net interest margin		$138,266	3.80%		$133,426	3.79%

Taxable equivalent adjustment		6,387			6,231

Net interest income		$131,879			$127,195

TABLE 3

Volume / Rate Variance – Taxable Equivalent Basis

($ in Thousands)

	Comparison of Six months ended June 30, 2004 versus 2003
	Income/Expense Variance (1)	Variance Attributable to
		Volume	Rate
INTEREST INCOME: (2)
Loans:
Commercial	$(5,394)	$5,543	$(10,937)
Residential real estate	(15,645)	(7,259)	(8,386)
Consumer	(2,562)	(2,848)	286

Total loans	(23,601)	(4,564)	(19,037)
Investments and other	9,894	13,382	(3,488)

Total interest income	$(13,707)	$8,818	$(22,525)

INTEREST EXPENSE:
Interest-bearing deposits:
Savings deposits	$(1,200)	$(27)	$(1,173)
Interest-bearing demand deposits	2,646	3,221	(575)
Money market deposits	(2,312)	(605)	(1,707)
Time deposits, excluding brokered CDs	(7,875)	(2,073)	(5,802)

Interest-bearing deposits, excluding brokered CDs	(8,741)	516	(9,257)
Brokered CDs	(597)	27	(624)

Total interest-bearing deposits	(9,338)	543	(9,881)
Wholesale funding	(10,957)	(2,704)	(8,253)

Total interest expense	(20,295)	(2,161)	(18,134)

Net interest income, taxable equivalent	$6,588	$10,979	$(4,391)

(1)	The change in interest due to both rate and volume has been allocated proportionately to volume variance and rate variance based on the relationship of the absolute dollar change in each.
(2)	The yield on tax-exempt loans and securities is computed on a taxable equivalent basis using a tax rate of 35% for all periods presented.

TABLE 3 (continued)

Volume / Rate Variance – Taxable Equivalent Basis

($ in Thousands)

	Comparison of Three months ended June 30, 2004 versus 2003
	Income/Expense Variance (1)	Variance Attributable to
		Volume	Rate
INTEREST INCOME: (2)
Loans:
Commercial	$(2,326)	$2,684	$(5,010)
Residential real estate	(6,683)	(2,872)	(3,811)
Consumer	(1,367)	(1,617)	250

Total loans	(10,376)	(1,805)	(8,571)
Investments and other	5,379	6,962	(1,583)

Total interest income	$(4,997)	$5,157	$(10,154)

INTEREST EXPENSE:
Interest-bearing deposits:
Savings deposits	$(588)	$(9)	$(579)
Interest-bearing demand deposits	1,059	1,444	(385)
Money market deposits	(1,209)	(310)	(899)
Time deposits, excluding brokered CDs	(4,222)	(1,546)	(2,676)

Interest-bearing deposits, excluding brokered CDs	(4,960)	(421)	(4,539)
Brokered CDs	58	330	(272)

Total interest-bearing deposits	(4,902)	(91)	(4,811)
Wholesale funding	(4,935)	(755)	(4,180)

Total interest expense	(9,837)	(846)	(8,991)

Net interest income, taxable equivalent	$4,840	$6,003	$(1,163)

Provision for Loan Losses

The provision for loan losses for the first six months of 2004 was $11.1 million, compared to $25.1 million for the same period in 2003. At June 30, 2004, the allowance for loan losses was $178.0 million, compared to $177.6 million at December 31, 2003, and $172.4 million at June 30, 2003. Net charge offs were $10.7 million and $15.2 million for the six months ended June 30, 2004 and 2003, respectively. Annualized net charge offs as a percent of average loans for year-to-date 2004 were 0.20%, compared to 0.30% for the full year 2003 and 0.29% for the comparable year-to-date period in 2003. The ratio of the allowance for loan losses to total loans was 1.69%, down from 1.73% at December 31, 2003 and up from 1.66% at June 30, 2003. Nonperforming loans at June 30, 2004, were $85.9 million, compared to $121.5 million at December 31, 2003, and $117.2 million at June 30, 2003. See Table 8.

The provision for loan losses is predominantly a function of the methodology and other qualitative and quantitative factors used to determine the adequacy of the allowance for loan losses which focuses on changes in the size and character of the loan portfolio, changes in levels of impaired and other nonperforming loans, historical losses on each portfolio category, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing economic conditions, the fair value of underlying collateral, and other factors which could affect potential credit losses. See additional discussion under sections “Allowance for Loan Losses,” and “Nonperforming Loans and Other Real Estate Owned.”

Noninterest Income

For the six months ended June 30, 2004, noninterest income was $108.4 million, down $23.6 million or 17.9% compared to $132.0 million for year-to-date 2003. The change between comparable periods was impacted by mortgage banking income (notably lower revenue from significantly lower refinancing activity throughout the industry), the timing of a 2003 sale and services agreement relating to the Corporation’s credit card merchant processing business, and partially offset by the acquisitions of CFG and Jabas.

TABLE 4

Noninterest Income

($ in Thousands)

	2nd Qtr. 2004	2nd Qtr. 2003	Dollar Change	Percent Change	YTD 2004	YTD 2003	Dollar Change	Percent Change
Trust service fees	$8,043	$7,796	$247	3.2%	$15,911	$14,426	$1,485	10.3%
Service charges on deposit accounts	13,141	12,462	679	5.4	25,538	24,273	1,265	5.2
Mortgage banking	9,045	27,113	(18,068)	(66.6)	18,071	51,613	(33,542)	(65.0)
Credit card & other nondeposit fees	6,074	5,192	882	17.0	11,745	12,588	(843)	(6.7)
Retail commissions	13,162	7,407	5,755	77.7	22,519	10,710	11,809	110.3
Bank owned life insurance income	3,641	3,450	191	5.5	6,996	6,841	155	2.3
Other	2,742	4,771	(2,029)	(42.5)	5,874	11,550	(5,676)	(49.1)

Subtotal	$55,848	$68,191	$(12,343)	(18.1)%	$106,654	$132,001	$(25,347)	(19.2)%
Asset sale gains (losses), net	218	(790)	1,008	N/M	440	(668)	1,108	N/M
Investment securities gains (losses), net	(569)	1,027	(1,596)	N/M	1,362	701	661	N/M

Total noninterest income	$55,497	$68,428	$(12,931)	(18.9)%	$108,456	$132,034	$(23,578)	(17.9)%

N/M – Not meaningful.

Trust service fees were $15.9 million, up $1.5 million, or 10.3%, between the comparable six-month periods. The change was predominantly the result of new business, increases in the fee structure on personal trust accounts in mid-2003, and an improving stock market. The market value of assets under management was $4.3 billion at June 30, 2004 compared to $3.8 billion at June 30, 2003, reflecting higher equity values compared to the prior year.

Service charges on deposit accounts were $25.5 million, up $1.3 million, or 5.2%, a function of both higher service charges on business accounts and higher fees on overdrafts/nonsufficient funds (due to rate increases and higher volumes).

Mortgage banking income in 2004 was affected by a slowdown in refinancing activity throughout the industry due to higher mortgage rates. Mortgage banking income, consisting of servicing fees, the gain or loss on sales of mortgage loans to the secondary market, and other related fees, was $18.1 million for the first half of 2004, down $33.5 million from the comparable period in 2003. The decrease was driven primarily by reduced secondary mortgage loan production (mortgage loan production to be sold to the secondary market) and resultant sales. Secondary mortgage loan production declined 60% between the comparable six-month periods ($0.9 billion in the first half of 2004 versus $2.3 billion in the first half of 2003). The lower production levels impacted both gains on sales of loans and volume-related fees, collectively down $33.7 million. Servicing fees on the portfolio serviced for others were up $0.2 million between comparable periods, due largely to an increase in the portfolio serviced for others ($6.01 billion at June 30, 2004, versus $5.47 billion at June 30, 2003).

Credit card and other nondeposit fees were $11.7 million for the first six months of 2004, a decrease of $0.8 million or 6.7% from year-to-date 2003. The decrease was attributable predominantly to lower credit card fees associated with a merchant processing sale and services agreement signed in March 2003, partially offset by increases in other commercial and retail fees.

Retail commission income (which includes commissions from insurance and brokerage product sales) was $22.5 million, up $11.8 million between comparable periods, largely impacted by the acquisitions of CFG on April 1, 2003 and Jabas on April 1, 2004. Insurance commissions were up $10.9 million (including $1.5 million increase in fixed annuities) and brokerage commissions were up $0.9 million (including $0.2 million increase in variable annuities), aided by stronger financial market performance.

Other noninterest income was $5.9 million for the first six months of 2004, down $5.7 million versus the comparable period in 2003, which included a $1.5 million gain on the sale of out-of-market credit card accounts and a $3.4 million gain recognized in connection with a credit card merchant processing sale and services agreement. Asset sale gains for 2004 were $0.4 million, including a $0.3 million net premium on the sale of $7 million in deposits from one branch and $0.3 million net gain on the sale of an other real estate owned property, while asset sale losses for 2003 were $0.7 million, including a $0.6 million loss on the sale of an other real estate owned property. The 2004 investment securities gain of $1.4 million was the net result of a $1.9 million gain on the sale of common stock holdings during first quarter, net of a second quarter $0.2 million other-than-temporary write-down on a security and a $0.4 million loss on the sale of securities. The 2003 investment securities net gain of $0.7 million was the net result of a second quarter $1.0 million gain on the sale of common stock holdings, net of a first quarter $0.3 million other-than-temporary write-down on a security.

Noninterest Expense

Noninterest expense was $183.3 million, down $15.5 million compared to last year, with higher costs due to the CFG and Jabas acquisitions more than offset by lower mortgage servicing rights expense and loan expense.

TABLE 5

Noninterest Expense

($ in Thousands)

	2nd Qtr. 2004	2nd Qtr. 2003	Dollar Change	Percent Change	YTD 2004	YTD 2003	Dollar Change	Percent Change
Personnel expense	$53,612	$51,733	$1,879	3.6%	$105,888	$100,569	$5,319	5.3%
Occupancy	6,864	7,151	(287)	(4.0)	14,336	14,266	70	0.5
Equipment	2,878	3,190	(312)	(9.8)	5,877	6,434	(557)	(8.7)
Data processing	6,128	5,602	526	9.4	11,801	11,220	581	5.2
Business development & advertising	4,057	3,553	504	14.2	6,714	6,916	(202)	(2.9)
Stationery and supplies	1,429	1,634	(205)	(12.5)	2,655	3,313	(658)	(19.9)
Mortgage servicing rights expense	(2,368)	13,021	(15,389)	(118.2)	4,404	24,619	(20,215)	(82.1)
Intangible amortization expense	934	870	64	7.4	1,716	1,220	496	40.7
Loan expense	1,670	950	720	75.8	3,056	4,298	(1,242)	(28.9)
Other	14,415	14,483	(68)	(0.5)	26,828	25,886	942	3.6

Total noninterest expense	$89,619	$102,187	$(12,568)	(12.3)%	$183,275	$198,741	$(15,466)	(7.8)%

Personnel expense (including salary-related expenses and fringe benefit expenses) increased $5.3 million or 5.3% over the first six months of 2003. The increase was attributable to the CFG and Jabas acquisitions, annual merit increases, and higher commission-based compensation, mitigated by lower costs due to lower overtime and temporary help and a reduction in full-time equivalent employees throughout the organization created by operating efficiencies and more disciplined hiring. Average full-time equivalent employees were 4,017 for the first six months of 2004 compared to 4,111 for the first six months of 2003. Salary-related expenses increased $3.7 million or 4.8% due principally to merit increases between the years and higher commission-based compensation. Fringe benefits were up $1.6 million or 6.8% over the first half of 2003, due primarily to the increased cost of premium based benefits and other benefit plans.

Equipment expense declined $0.6 million, principally in equipment and computer depreciation expense, given aging equipment and lower replacement costs. Data processing costs increased to $11.8 million, up $0.6 million over the comparable period in 2003, due to web-based and other technology enhancements and conversions. Stationery and supplies were down $0.7 million and business development and advertising were down $0.2 million, both reflecting corporate initiatives to reduce selected discretionary expenses in 2004.

Mortgage servicing rights expense includes both the amortization of the mortgage servicing rights asset and increases or decreases to the valuation allowance associated with the mortgage servicing rights asset. Mortgage servicing rights expense decreased by $20.2 million between the six-month periods, with a $4.2 million recovery of the valuation allowance during year-to-date 2004 versus a $15.8 million addition to the valuation allowance for year-to-date 2003, and minimal change in the amortization of the mortgage servicing rights asset. Periods of strong mortgage refinance activity, particularly seen in the first half of 2003, increased the prepayment speeds of the Corporation’s mortgage portfolio serviced for others, then slowed through the second half of 2003 and into 2004. While the continued reduction in refinancing activity in 2004 reduced mortgage banking income (as noted in section “Noninterest Income”), it also further slowed prepayment speeds in the servicing portfolio, supporting greater value of the mortgage servicing asset and lowering mortgage servicing rights expense. The fair value of servicing was approximately $48.7 million (representing 81 bp of loans serviced) at June 30, 2004, compared to $27.8 million (or 51 bp of loans serviced) at June 30, 2003. Estimated prepayment speeds are a key factor behind the valuation of mortgage servicing rights. Mortgage servicing rights are considered a critical accounting policy given that estimating the fair value of the mortgage servicing rights involves judgment, particularly of estimated prepayment speeds of the underlying mortgages serviced and the overall level of interest rates. Loan type and note rate are the predominant risk characteristics of the underlying loans used to stratify capitalized mortgage servicing rights for purposes of measuring impairment. A valuation allowance is established to the extent the carrying value of the mortgage servicing rights exceeds the estimated fair value by stratification. Net income could be affected if management’s estimates of the prepayment speeds or other factors differ materially from actual prepayments. An other-than-temporary impairment is recognized as a write-down of the mortgage servicing rights asset and the related valuation allowance (to the extent valuation allowance is available) and then against earnings. A direct write-down permanently reduces the carrying value of the mortgage servicing rights asset and valuation allowance, precluding subsequent recoveries. Mortgage servicing rights, included in other intangible assets on the consolidated balance sheet, were $48.7 million, net of a $13.0 million valuation allowance at June 30, 2004. See section “Critical Accounting Policies” and Note 6, “Goodwill and Other Intangible Assets,” of the notes to consolidated financial statements.

Loan expense was $3.1 million, down $1.2 million between comparable periods, primarily due to lower merchant processing costs, given the sale of the merchant processing during the first quarter of 2003, and lower mortgage loan expenses. Other expense was up $0.9 million from year-to-date 2003, attributable principally to higher loan collection and foreclosure expenses.

Income Taxes

Income tax expense for the first six months of 2004 was $51.0 million, up $2.8 million from the comparable period in 2003. The effective tax rate (income tax expense divided by income before taxes) was 29.1% and 29.6% for year-to-date 2004 and year-to-date 2003, respectively.

Income tax expense recorded in the consolidated statements of income involves the interpretation and application of certain accounting pronouncements and federal and state tax codes, and is, therefore, considered a critical accounting policy. The Corporation undergoes examination by various taxing authorities. Such taxing authorities may require that changes in the amount of tax expense or valuation allowance be recognized when their interpretations differ from those of management, based on their judgments about information available to them at the time of their examinations. See section “Critical Accounting Policies.”

Balance Sheet

At June 30, 2004, total assets were $15.5 billion, an increase of $0.3 billion, or 1.9%, over June 30, 2003. The growth in assets was comprised principally of increases in investment securities (up $425 million, notably in mortgage-related securities) and loans (up $169 million), offset by a decrease of $323 million in loans held for sale. Commercial loans grew $126 million, or 1.9%, since June 30, 2003 to represent 64% of total loans at June 30, 2004. Home equity loans grew $116 million, or 12.9%, an area of growth emphasis; while residential mortgage loans decreased $32 million. Total deposits of $9.6 billion at June 30, 2004 were up $130 million, or 1.4%, compared to a year ago. Interest-bearing transaction accounts (savings, interest-bearing demand, and money market) grew by $444 million (10.2%). Brokered CDs increased $100 million, while other time deposits declined $403 million to 28% of deposits at June 30, 2004 versus 33% at June 30, 2003, attributable to scheduled maturities, the low interest rate environment, and improvements in market conditions. Short-term borrowings grew $509 million, primarily in federal funds purchased. Long-term funding was down $377 million since June 30, 2003, as Federal Home Loan Bank advances and bank notes matured and were replaced by short-term borrowings or smaller issuances of Federal Home Loan Bank advances and repurchase agreements (see Note 7, “Long-term Funding,” of the notes to consolidated financial statements).

Since year-end 2003 the balance sheet increased $0.3 billion, 3.4% annualized growth, principally from loan growth. Loans grew $265 million, primarily in commercial loans (up $228 million) and residential real estate (up $68 million), while consumer loans decreased $31 million. Deposits decreased $209 million to $9.6 billion at June 30, 2004, attributable to a $303 million decline in other time deposits, partially offset by a $98 million increase in brokered CDs. Short-term borrowings grew $659 million (primarily in federal funds purchased and securities sold under agreements to repurchase), while long-term funding declined $207 million (due to scheduled maturities of Federal Home Loan Bank advances). See Tables 6 and 7 for period end loan and deposit composition, respectively.

TABLE 6

Period End Loan Composition

($ in Thousands)

	June 30, 2004	% of Total	June 30, 2003	% of Total	Dec. 31, 2003	% of Total
Commercial, financial &agricultural	$2,247,779	21%	$2,312,143	22%	$2,116,463	21%
Real estate-construction	1,118,284	11	975,415	10	1,077,731	10
Commercial real estate	3,292,783	31	3,255,918	31	3,246,954	32
Lease financing	48,979	1	38,666	—	38,968	—

Commercial	6,707,825	64	6,582,142	63	6,480,116	63
Residential mortgage	2,170,984	20	2,202,690	21	2,145,227	21
Home equity	1,011,489	10	895,952	9	968,744	9

Residential real estate	3,182,473	30	3,098,642	30	3,113,971	30
Consumer	666,305	6	706,580	7	697,723	7

Total loans	$10,556,603	100%	$10,387,364	100%	$10,291,810	100%

TABLE 7

Period End Deposit Composition

($ in Thousands)

	June 30, 2004	% of Total	June 30, 2003	% of Total	Dec. 31, 2003	% of Total
Noninterest-bearing demand	$1,822,716	19%	$1,833,703	19%	$1,814,446	18%
Savings	948,755	10	942,027	10	890,092	9
Interest-bearing demand	2,355,287	25	1,797,065	19	2,330,478	24
Money market	1,477,513	15	1,598,317	17	1,573,678	16
Brokered CDs	263,435	3	163,857	2	165,130	2
Other time	2,715,886	28	3,118,491	33	3,019,019	31

Total deposits	$9,583,592	100%	$9,453,460	100%	$9,792,843	100%

Total deposits, excluding Brokered CDs	$9,320,157	97%	$9,289,603	98%	$9,627,713	98%

Allowance for Loan Losses

The loan portfolio is the primary asset subject to credit risk. Credit risks are inherently different for each different loan type. Credit risk is controlled and monitored through the use of lending standards, a thorough review of potential borrowers, and on-going review of loan payment performance. Active asset quality administration, including early problem loan identification and timely resolution of problem loans, aids in the management of credit risk and minimization of loan losses.

TABLE 8

Allowance for Loan Losses and Nonperforming Assets

($ in Thousands)

At and for the six months ended June 30,	At and for the year ended December 31, 2003
2004	2003
Allowance for Loan Losses:
Balance at beginning of period	$177,622	$162,541	$162,541
Provision for loan losses	11,065	25,092	46,813
Charge offs	(12,722)	(17,291)	(37,107)
Recoveries	2,015	2,098	5,375

Net charge offs	(10,707)	(15,193)	(31,732)

Balance at end of period	$177,980	$172,440	$177,622

Nonperforming Assets:
Nonaccrual loans	$80,622	$110,820	$113,944
Accruing loans past due 90 days or more	5,207	6,311	7,495
Restructured loans	40	46	43

Total nonperforming loans	85,869	117,177	121,482
Other real estate owned	6,613	14,707	5,457

Total nonperforming assets	$92,482	$131,884	$126,939

Ratios:
Allowance for loan losses to net charge offs (annualized)	8.27	x	5.63	x	5.60	x
Net charge offs to average loans (annualized)	0.20%	0.29%	0.30%
Allowance for loan losses to total loans	1.69%	1.66%	1.73%
Nonperforming loans to total loans	0.81%	1.13%	1.18%
Nonperforming assets to total assets	0.60%	0.87%	0.83%
Allowance for loan losses to nonperforming loans	207%	147%	146%

As of June 30, 2004, the allowance for loan losses was $178.0 million compared to $172.4 million at June 30, 2003, and $177.6 million at December 31, 2003. The allowance for loan losses at June 30, 2004 increased $5.6 million since June 30, 2003 and $0.4 million since December 31, 2003. At June 30, 2004, the allowance for loan losses to total loans was 1.69% and covered 207% of nonperforming loans, compared to 1.66% and 147%, respectively, at June 30, 2003, and 1.73% and 146%, respectively, at December 31, 2003. Table 8 provides additional information regarding activity in the allowance for loan losses and nonperforming assets.

Gross charge offs were $12.7 million for the six months ended June 30, 2004, $17.3 million for the comparable period ended June 30, 2003, and $37.1 million for year-end 2003, while recoveries for the corresponding periods were $2.0 million, $2.1 million and $5.4 million, respectively. The ratio of net charge offs to average loans on an annualized basis was 0.20%, 0.29%, and 0.30% for the six-month periods ended June 30, 2004 and June 30, 2003, and for the 2003 year, respectively. Five commercial credits in various industries accounted for approximately $5.5 million of the net charge offs for the six months ended June 30, 2004, while a few commercial credits in the construction and hospitality industry accounted for approximately $9.3 million and $16.5 million of the net charge offs for the six months ended June 30, and the year ended December 31, 2003, respectively.

The allowance for loan losses represents management’s estimate of an amount adequate to provide for probable credit losses in the loan portfolio at the balance sheet date. To assess the adequacy of the allowance for loan losses, an allocation methodology is applied by the Corporation, which focuses on changes in the size and character of the loan portfolio, changes in levels of impaired or other nonperforming loans, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing economic conditions, underlying collateral, historical losses on each portfolio category, and other qualitative and quantitative factors which could affect probable credit losses. Assessing these numerous factors involves significant judgment. Management considers the allowance for loan losses a critical accounting policy (see section “Critical Accounting Policies”). The change in the allowance for loan losses is a function of a number of factors, including but not limited to changes in the loan portfolio (see Table 6), net charge offs and nonperforming loans (see Table 8).

The allocation methods used for June 30, 2004, June 30, 2003, and December 31, 2003 were comparable, using specific allocations or factors for criticized loans and for non-criticized loan categories, as defined by the Corporation. Factors applied are reviewed periodically and adjusted to reflect changes in trends or other risks. Current economic conditions at each period end carried various uncertainties requiring management’s judgment as to the impact on the business results of numerous individual borrowers and certain industries. Total loans at June 30, 2004, were up $169 million (1.6%) since June 30, 2003, primarily in the commercial portfolio, which grew $126 million, or 1.9%, to represent 64% of total loans versus 63% a year ago (see Table 6). Total loans increased $265 million compared to December 31, 2003, with commercial loans accounting for the majority of growth (up $228 million, or 7.1%, annualized). Nonperforming loans were $85.9 million, or 0.81% of total loans at June 30, 2004, down from $117.2 million, or 1.13% of loans a year ago, and $121.5 million, or 1.18% of loans at year-end 2003. Approximately $22 million of the $35.6 million improvement in nonperforming loans since year-end came from paydowns on four large problem loans, as management continues to work through problem credits. As a result, criticized commercial loans were down modestly (9%) since December 31, 2003, as several larger loans were removed from criticized loans as loan paydowns were received (as noted above) or were upgraded to lower-risk categories due to overall credit improvements; however, potential problem loans have increased 13% since December 31, 2003 (see section “Nonperforming Loans and Other Real Estate Owned”). The allowance for loan losses to loans was 1.69%, 1.66% and 1.73% for June 30, 2004, and June 30 and December 31, 2003, respectively.

Management believes the allowance for loan losses to be adequate at June 30, 2004.

Consolidated net income could be affected if management’s estimate of the allowance for loan losses is subsequently materially different, requiring additional or less provision for loan losses to be recorded.

Management carefully considers numerous detailed and general factors, its assumptions, and the likelihood of materially different conditions that could alter its assumptions. While management uses currently available information to recognize losses on loans, future adjustments to the allowance for loan losses may be necessary based on changes in economic conditions and the impact of such change on the Corporation’s borrowers. As an integral part of their examination process, various regulatory agencies also review the allowance for loan losses. Such agencies may require that certain loan balances be charged off when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examination.

Nonperforming Loans and Other Real Estate Owned

Management is committed to an aggressive nonaccrual and problem loan identification philosophy. This philosophy is implemented through the ongoing monitoring and reviewing of all pools of risk in the loan portfolio to ensure that problem loans are identified quickly and the risk of loss is minimized.

Nonperforming loans are considered one indicator of potential future loan losses. Nonperforming loans are defined as nonaccrual loans, loans 90 days or more past due but still accruing, and restructured loans. The Corporation specifically excludes from its definition of nonperforming loans student loan balances that are 90 days or more past due and still accruing and that have contractual government guarantees as to collection of principal and interest. The Corporation had $9 million, $16 million and $13 million of these loans at June 30, 2004, June 30, 2003, and December 31, 2003, respectively.

Table 8 provides detailed information regarding nonperforming assets, which include nonperforming loans and other real estate owned. Nonperforming assets to total assets were 0.60%, 0.87%, and 0.83% at June 30, 2004, June 30, 2003, and December 31, 2003, respectively.

Total nonperforming loans at June 30, 2004 were down $31.3 million from June 30, 2003 and $35.6 million from year-end 2003. The ratio of nonperforming loans to total loans was 0.81% at June 30, 2004, as compared to 1.13% and 1.18% at June 30, 2003, and year-end 2003, respectively. Compared to June 30, 2003, nonaccrual loans account for the majority of the $31.3 million decrease in nonperforming loans, with the majority of the improvement attributable to the paydowns on four large problem credits (totaling approximately $22 million, with one each in the hospitality industry, the construction industry, a golf course, and multi-family housing), as management continues to work through problem credits. Nonaccrual loans decreased $30.2 million and accruing loans past due 90 or more days were down $1.1 million between June periods-ends. Compared to December 31, 2003, nonaccrual loans also account for the majority of the $35.6 million decrease in nonperforming loans (nonaccrual loans down $33.3 million and accruing loans past due 90 or more days down $2.3 million), with the majority of the improvement also attributable to the paydowns noted previously.

Other real estate owned was $6.6 million at June 30, 2004, compared to $14.7 million at June 30, 2003, and $5.5 million at year-end 2003. The change in other real estate owned was predominantly due to the addition and subsequent sale of commercial real estate properties. An $8.0 million property was added during fourth quarter 2002, three commercial properties (at $1.1 million, $1.5 million, and $2.7 million) were added during 2003, and a $1.3 million commercial property was added during first quarter 2004. The $1.5 million property was sold during the second quarter of 2003 (at a net loss of $0.6 million), the $8.0 million property was sold during the third quarter of 2003 (at a net gain of $1.0 million), and the $2.7 million property was sold during the fourth quarter of 2003 (at a small gain). Also during fourth quarter 2003, a $0.5 million write-down was recorded in other noninterest expense on another commercial property in other real estate owned.

Potential problem loans are certain loans bearing risk ratings by management that are not in nonperforming loan status but where there are doubts as to the ability of the borrower to comply with present repayment terms.

The decision of management to include performing loans in potential problem loans does not necessarily mean that the Corporation expects losses to occur but that management recognizes a higher degree of risk associated with these loans. The level of potential problem loans is a predominant factor in determining the relative level of risk in the loan portfolio and in the determination of the level of the allowance for loan losses. The loans that have been reported as potential problem loans are not concentrated in a particular industry but rather cover a diverse range of businesses. At June 30, 2004, potential problem loans totaled $277 million, compared to $236 million at June 30, 2003, and $245 million at December 31, 2003.

Liquidity

The objective of liquidity management is to ensure that the Corporation has the ability to generate sufficient cash or cash equivalents in a timely and cost-effective manner to meet its commitments as they fall due. Funds are available from a number of sources, primarily from the core deposit base and from loans and securities repayments and maturities. Additionally, liquidity is provided from sales of the securities portfolio, lines of credit with major banks, the ability to acquire large and brokered deposits, and the ability to securitize or package loans for sale.

The Corporation’s liquidity management framework includes measurement of several key elements, such as wholesale funding as a percent of total assets and liquid assets to short-term wholesale funding. The Corporation’s liquidity framework also incorporates contingency planning to assess the nature and volatility of funding sources and to determine alternatives to these sources. The contingency plan would be activated to ensure the Corporation’s funding commitments could be met in the event of general market disruption or adverse economic conditions.

Strong capital ratios, credit quality, and core earnings are essential to retaining high credit ratings and, consequently, cost-effective access to the wholesale funding markets. A downgrade or loss in credit ratings could have an impact on the Corporation’s ability to access wholesale funding at favorable interest rates. As a result, capital ratios, asset quality measurements, and profitability ratios are monitored on an ongoing basis as part of the liquidity management process.

While core deposits and loan and investment repayment are principal sources of liquidity, funding diversification is another key element of liquidity management. Diversity is achieved by strategically varying depositor type, term, funding market, and instrument. The Parent Company and certain subsidiary banks are rated by Moody’s, Standard and Poor’s, and Fitch. These ratings, along with the Corporation’s other ratings, provide opportunity for greater funding capacity and funding alternatives.

The Parent Company manages its liquidity position to provide the funds necessary to pay dividends to stockholders, service debt, invest in subsidiaries, repurchase common stock, and satisfy other operating requirements. The Parent Company’s primary funding sources to meet its liquidity requirements are dividends and service fees from subsidiaries, borrowings with major banks, commercial paper issuance, and proceeds from the issuance of equity. The subsidiary banks are subject to regulation and, among other things, may be limited in their ability to pay dividends or transfer funds to the Parent Company. Accordingly, consolidated cash flows as presented in the consolidated statements of cash flows may not represent cash immediately available for the payment of cash dividends to the shareholders or for other cash needs.

In addition to dividends and service fees from subsidiaries, the Parent Company has multiple funding sources that could be used to increase liquidity and provide additional financial flexibility. These sources include a revolving credit facility, commercial paper, and two shelf registrations to issue debt and preferred securities or a combination thereof. The Parent Company has available a $100 million revolving credit facility with established lines of credit from nonaffiliated banks, of which $100 million was available at June 30, 2004. In addition, $200 million of commercial paper was available at June 30, 2004, under the Parent Company’s commercial paper program.

In May 2002, the Parent Company filed a “shelf” registration statement under which up to $300 million of trust preferred securities may be offered. In May 2002, $175 million of trust preferred securities were issued, bearing a 7.625% fixed coupon rate. At June 30, 2004, $125 million was available under the trust preferred shelf. In May 2001, the Parent Company filed a “shelf” registration statement whereby the Parent Company may offer up to $500 million of any combination of the following securities, either separately or in units: debt securities, preferred stock, depositary shares, common stock, and warrants. In August 2001, the Parent Company obtained $200 million in a subordinated note offering, bearing a 6.75% fixed coupon rate and 10-year maturity. At June 30, 2004, $300 million was available under the shelf registration.

Investment securities are an important tool to the Corporation’s liquidity objective. As of June 30, 2004, all securities are classified as available for sale and are reported at fair value on the consolidated balance sheet. Of the $3.8 billion investment portfolio at June 30, 2004, $2.0 billion were pledged to secure certain deposits, Federal Home Loan Bank advances, or for other purposes as required or permitted by law. The remaining securities could be pledged or sold to enhance liquidity, if necessary.

The bank subsidiaries have a variety of funding sources (in addition to key liquidity sources, such as core deposits, loan sales, loan and investment portfolio repayments and maturities, and loan and investment portfolio sales) available to increase financial flexibility. A $2 billion bank note program associated with Associated Bank, National Association, was established during 2000. Under this program, short-term and long-term debt may be issued. As of June 30, 2004, $300 million of long-term bank notes and $200 million of short-term bank notes were outstanding. At June 30, 2004, $1.5 billion was available under this program. The banks have also established federal funds lines with major banks and the ability to borrow from the Federal Home Loan Bank ($0.8 billion was outstanding at June 30, 2004). In addition, the bank subsidiaries also accept Eurodollar deposits, issue institutional certificates of deposit, and from time to time offer brokered certificates of deposit.

For the six months ended June 30, 2004, net cash provided from operating and financing activities was $184.4 million and $186.3 million, respectively, while investing activities used net cash of $410.2 million, for a net decrease in cash and cash equivalents of $39.5 million since year-end 2003. In the first six months of 2004 maturities of time deposits occurred (down $303 million or 20% annualized) and net asset growth since year-end 2003 was moderate (up $255 million or 3% annualized). Therefore, other funding sources were utilized, particularly short-term borrowings, to fund asset growth, replenish the net decrease in deposits, provide for the repayment of long-term debt and common stock repurchases, and payment of cash dividends to the Corporation’s stockholders.

For the six months ended June 30, 2003, net cash provided from operating and financing activities was $87.2 million and $41.2 million, respectively, while investing activities used net cash of $151.5 million, for a net decrease in cash and cash equivalents of $23.1 million since year-end 2002. In the first six months of 2003 deposit growth was strong (up $329 million), while net asset growth since year-end 2002 was moderate (up $176 million or 2% annualized). Thus, the reliance on other funding sources was reduced, particularly short-term borrowings. The deposit growth provided for the repayment of short-term borrowings and long-term debt, common stock repurchases, and the payment of cash dividends to the Corporation’s stockholders.

Capital

On April 28, 2004, the Board of Directors declared a 3-for-2 stock split, effected in the form of a stock dividend, payable on May 12, 2004, to shareholders of record at the close of business on May 7, 2004. All share and per share information in the accompanying consolidated financial statements has been restated to reflect the effect of this stock split.

In January 2004, the Board of Directors, with subsequent approval of the Corporation’s shareholders, approved an amendment to the Articles of Incorporation of the Corporation to increase the number of authorized shares of the Corporation’s Common Stock from 100,000,000 to 250,000,000 shares.

Stockholders’ equity at June 30, 2004 increased to $1.4 billion, up $60.6 million compared to June 30, 2003. The increase in equity between the two periods was primarily composed of the retention of earnings and the exercise of stock options, with partially offsetting decreases to equity from the payment of dividends and the repurchase of common stock. Additionally, stockholders’ equity at June 30, 2004, included $15.3 million of accumulated other comprehensive income versus $65.8 million at June 30, 2003. The decrease in accumulated other comprehensive income was predominantly related to a decrease in unrealized gains on securities available for sale, partially offset by a change in the additional pension obligation and lower unrealized losses on cash flow hedges, net of the tax effect. The ratio of stockholders’ equity to assets was 8.89% and 8.66% at June 30, 2004 and 2003, respectively.

Stockholders’ equity grew $30.5 million since year-end 2003. The increase in equity between the two periods was primarily composed of the retention of earnings and the exercise of stock options, with partially offsetting decreases to equity from the payment of dividends and the repurchase of common stock. Additionally, stockholders’ equity at year-end 2003 included $52.1 million of accumulated other comprehensive income versus $15.3 million at June 30, 2004. The decrease in accumulated other comprehensive income was predominantly related to lower unrealized gains on securities available for sale, partially offset by lower unrealized losses on cash flow hedges, net of the tax effect. Stockholders’ equity to assets at June 30, 2004 was 8.89%, compared to 8.84% at December 31, 2003.

Cash dividends of $0.4767 per share were paid in year-to-date 2004, compared to $0.4333 per share in year-to-date 2003, representing an increase of 10.0%.

The Board of Directors has authorized management to repurchase shares of the Corporation’s common stock each quarter in the market, to be made available for issuance in connection with the Corporation’s employee incentive plans and for other corporate purposes. For the Corporation’s employee incentive plans, the Board of Directors authorized the repurchase of up to 3.0 million shares in 2004 (750,000 shares per quarter) and up to 2.4 million shares (600,000 shares per quarter) in 2003. Of these authorizations, 697,000 shares were repurchased for $20.1 million during the first six months of 2004 at an average cost of $28.91 per share, while none were repurchased during 2003. Additionally, under two separate actions in 2000 and one action in 2003, the Board of Directors authorized the repurchase and cancellation of the Corporation’s outstanding shares, not to exceed approximately 16.5 million shares on a combined basis. Under these authorizations no shares were repurchased during the first six months of 2004, while approximately 1.8 million shares were repurchased during year-to-date 2003 at an average cost of $23.11 per share. At June 30, 2004, approximately 5.6 million shares remain authorized to repurchase. The repurchase of shares will be based on market opportunities, capital levels, growth prospects, and other investment opportunities.

The adequacy of the Corporation’s capital is regularly reviewed to ensure that sufficient capital is available for current and future needs and is in compliance with regulatory guidelines. The assessment of overall capital adequacy depends on a variety of factors, including asset quality, liquidity, stability of earnings, changing competitive forces, economic conditions in markets served and strength of management. The capital ratios of the Corporation and its banking affiliates are greater than minimums required by regulatory guidelines. The Corporation’s capital ratios are summarized in Table 9.

TABLE 9 (1) Capital Ratios (In Thousands, except per share data)
	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003
Total stockholders’ equity	$1,378,894	$1,395,293	$1,348,427	$1,300,948	$1,318,246
Tier 1 capital	1,275,924	1,255,142	1,221,647	1,189,657	1,177,457
Total capital	1,631,109	1,607,707	1,572,770	1,538,751	1,526,884
Market capitalization	3,260,722	3,289,616	3,137,330	2,774,558	2,699,844

Book value per common share	$12.53	$12.67	$12.26	$11.84	$11.92
Cash dividend per common share	0.2500	0.2267	0.2267	0.2267	0.2267
Stock price at end of period	29.63	29.86	28.53	25.26	24.41
Low closing price for the quarter	27.09	28.08	25.87	24.75	21.43
High closing price for the quarter	30.13	30.37	28.75	25.93	25.61

Total equity / assets	8.89%	9.00%	8.84%	8.61%	8.66%
Tier 1 leverage ratio	8.37	8.36	8.37	7.98	7.97
Tier 1 risk-based capital ratio	11.06	11.00	10.86	10.64	10.48
Total risk-based capital ratio	14.14	14.10	13.99	13.76	13.58

Shares outstanding (period end)	110,048	110,168	109,966	109,840	110,604
Basic shares outstanding (average)	110,116	110,294	109,965	110,209	110,938
Diluted shares outstanding (average)	111,520	111,830	111,499	111,485	112,025

(1)	All share and per share financial information has been restated to reflect the effect of the 3-for-2 stock split.

Contractual Obligations, Commitments, Off-Balance Sheet Risk, and Contingent Liabilities

The Corporation utilizes a variety of financial instruments in the normal course of business to meet the financial needs of its customers and to manage its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, commitments to originate residential mortgage loans held for sale, commercial letters of credit, standby letters of credit, forward commitments to sell residential mortgage loans, interest rate swaps, and interest rate caps. Please refer to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003, for discussion with respect to the Corporation’s quantitative and qualitative disclosures about its fixed and determinable contractual obligations. Items disclosed in the Annual Report on Form 10-K have not materially changed since that report was filed. A discussion of the Corporation’s derivative instruments at June 30, 2004, is included in Note 8, “Derivatives and Hedging Activities,” of the notes to consolidated financial statements and a discussion of the Corporation’s commitments is included in Note 9, “Contractual Obligations, Commitments, Off-Balance Sheet Risk, and Contingent Liabilities,” of the notes to consolidated financial statements.

Comparable Second Quarter Results

Net income for second quarter 2004 was $64.5 million, up $7.8 million or 13.8% from second quarter 2003 net income of $56.7 million. Return on average equity was 18.87%, up 150 bp from the second quarter of 2003, while return on average assets increased by 16 bp to 1.67%. See Tables 1 and 10.

Taxable equivalent net interest income for the second quarter of 2004 was $138.3 million, $4.8 million higher than the second quarter of 2003. Volume variances favorably impacted taxable equivalent net interest income by $6.0 million (primarily from growth of investments and other earning assets), while rate variances were unfavorable by $1.2 million (as the unfavorable rate variance on earning assets was greater than the favorable rate variance on interest-bearing liabilities). See Tables 2 and 3. Growth in average earning assets (up $489 million to $14.5 billion) was funded by increases in interest-bearing liabilities (up $290 million to $12.2 billion) and net free funds (led by average noninterest-bearing demand deposits, up $199 million). Average investments grew $547 million to $3.8 billion (primarily from balance sheet leveraging during fourth quarter 2003), while average loans were $10.7 billion, down $58 million between the comparable second quarter periods. Average interest-bearing deposits grew $427 million; however, the mix shifted from non-brokered time deposits and money market deposits to interest-bearing demand deposits and brokered certificates of deposit. Due to the growth in interest-bearing deposits, wholesale funding decreased $137 million to $4.3 billion (and represented 35.2% of interest-bearing liabilities for the second quarter of 2004 compared to 37.2% for the second quarter of 2003).

The net interest margin of 3.80% was up 1 bp from 3.79% for the second quarter of 2003, the net result of a 4 bp improvement in the interest rate spread (i.e., a 32 bp drop in the earning asset yield, net of a 36 bp decrease in the average cost of interest-bearing liabilities) and a 3 bp lower contribution from net free funds. The lower interest rate environment (the average Fed funds rate for the second quarter of 2004 was 23 bp lower than the second quarter of 2003), as well as refinancing pressures and competition, unfavorably impacted the rate sensitive earning assets. As a result, the yields on earning assets declined (particularly in loan yields which were down 35 bp). On the funding side, total interest-bearing deposits cost 1.35% on average for second quarter 2004, down 34 bp from the comparable quarter in 2003 and the rate on wholesale funding was down 38 bp.

The provision for loan losses for the second quarter of 2004 was $5.9 million, down from the second quarter of 2003 of $12.1 million. The allowance for loan losses to loans at June 30, 2004 was 1.69% compared to 1.66% at June 30, 2003. Net charge offs were $5.6 million for the three months ended June 30, 2004 and $10.1 million for the comparable quarter in 2003. Annualized net charge offs as a percent of average loans for second quarter were 0.21% versus 0.38% for the comparable quarter of 2003. Total nonperforming loans were $85.9 million, down from $117.2 million at June 30, 2003. See Tables 6 and 8 and discussion under sections “Provision for Loan Losses,” “Allowance for Loan Losses,” and “Nonperforming Loans and Other Real Estate Owned.”

Noninterest income was $55.5 million for the second quarter of 2004, down $12.9 million from the second quarter of 2003 (see Table 4), with the majority of the decrease from mortgage banking income. Mortgage banking income was down $18.1 million, reflecting the industry-wide slowdown in refinancing activity (secondary mortgage production decreased to $0.6 billion for the second quarter of 2004 versus $1.2 billion for the second quarter of 2003). Retail commissions were up $5.8 million, primarily in insurance and fixed annuities, positively impacted by the Jabas acquisition. Credit card and other nondeposit fees increased $0.9 million, primarily in other commercial and retail service fees, and service charges on deposits grew $0.7 million, attributable to higher service charges on business accounts and higher fees on overdrafts/nonsufficient funds. Other income declined $2.0 million, with second quarter 2003 including a $1.5 million gain on the sale of out-of-market credit card accounts.

Noninterest expense for the second quarter of 2004 was down $12.6 million from the second quarter of 2003 (see Table 5), reflecting lower mortgage servicing rights expense as well as the company’s larger operating base. Mortgage servicing rights expense was down $15.4 million, primarily the result of a $6.7 million recovery of the valuation allowance in the second quarter of 2004 versus an $8.5 million addition to the valuation allowance in the second quarter of 2003. Personnel expense increased $1.9 million (with increases of $1.3 million in salary-related expenses and $0.6 million in fringe benefits), particularly attributable to the Jabas acquisition and annual merit increases between the periods.

Income taxes were up $2.7 million between comparable quarters, primarily due to the increase in income before tax as the effective tax rate was relatively level (at 29.8% for the second quarter of 2004 compared to 30.3% for the second quarter of 2003).

Sequential Quarter Results

Net income for the second quarter of 2004 was $64.5 million, up $4.9 million or 8.3% from first quarter 2004 net income of $59.6 million. Return on average equity was 18.87%, up 150 bp from the first quarter of 2004, while return on average assets increased 10 bp to 1.67%. See Tables 1 and 10.

TABLE 10

Selected Quarterly Information

($ in Thousands)

	For the Quarter Ended
	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003
Summary of Operations:
Net interest income	$131,879	$129,075	$127,137	$128,976	$127,195
Provision for loan losses	5,889	5,176	9,603	12,118	12,132
Noninterest income	55,497	52,959	52,477	61,924	68,428
Noninterest expense	89,619	93,656	94,120	95,807	102,187
Income taxes	27,363	23,642	20,282	24,589	24,635

Net income	$64,505	$59,560	$55,609	$58,386	$56,669

Taxable equivalent net interest income	$138,266	$135,479	$133,367	$135,141	$133,426
Net interest margin	3.80%	3.80%	3.81%	3.78%	3.79%

Average Balances:
Assets	$15,498,005	$15,261,277	$14,852,390	$15,152,676	$15,016,497
Earning assets	14,480,701	14,185,569	13,828,992	14,128,702	13,991,615
Interest-bearing liabilities	12,231,733	12,083,003	11,637,646	11,955,420	11,941,877
Loans	10,685,542	10,433,411	10,354,726	10,813,769	10,743,430
Deposits	9,701,945	9,585,074	9,679,789	9,485,000	9,121,204
Stockholders’ equity	1,374,632	1,378,804	1,309,167	1,304,983	1,308,505

Asset Quality Data:
Allowance for loan losses to total loans	1.69%	1.69%	1.73%	1.71%	1.66%
Nonperforming loans to total loans	0.81%	0.89%	1.18%	1.22%	1.13%
Nonperforming assets to total assets	0.60%	0.65%	0.83%	0.87%	0.87%
Net charge offs to average loans (annualized)	0.21%	0.20%	0.31%	0.31%	0.38%

Taxable equivalent net interest income for the second quarter of 2004 was $138.3 million, $2.8 million higher than first quarter 2004. Volume variances impacted taxable equivalent net interest income favorably by $3.4 million (primarily from loan growth), while rate variances were unfavorable by $0.6 million (primarily from unfavorable rate variance on earning assets exceeding favorable rate variance on interest-bearing liabilities). The net interest margin between the second and first quarters of 2003 was unchanged at 3.80%, reflecting a 1 bp higher contribution from net free funds offset by a 1 bp decrease in interest rate spread (i.e., a 5 bp drop in the earning asset yield, net of a 4 bp decrease in the average cost of interest-bearing liabilities). Average earning assets increased $295 million (8.4% annualized) between the sequential quarters, attributable to a $252 million increase in average loans (the net of a $152 million increase in commercial loans, $123 million increase in residential real estate loans, and a $23 million decrease in consumer loans), and a $43 million increase in average investments. The earning asset growth was funded by growth in average interest-bearing liabilities and net free funds. Average interest-bearing liabilities were up $149 million, primarily in wholesale funding (up $141 million, predominantly in short-term borrowings). Net free funds were up $146 million, led by increased average demand deposits (up $110 million, following the usual cyclical first quarter downturn in these balances).

The provision for loan losses for the second quarter of 2004 was $5.9 million, up from $5.2 million for the first quarter of 2004. The allowance for loan losses to loans at both June 30 and March 31, 2004 was 1.69%. Net charge offs were $5.6 million for second quarter 2004, compared to $5.1 million for first quarter 2004. Annualized net charge offs as a percent of average loans for second quarter were 0.21% versus 0.20% for first quarter 2004. Total nonperforming loans were $85.9 million, down from $93.6 million at March 31, 2004, attributable to the paydowns on four large problem credits (totaling approximately $6 million). See discussion under sections “Provision for Loan Losses,” “Allowance for Loan Losses,” and “Nonperforming Loans and Other Real Estate Owned.”

Noninterest income increased $2.5 million to $55.5 million between sequential quarters. Retail commission income was up $3.8 million, predominantly in insurance and fixed annuities, benefiting from the Jabas acquisition on April 1, 2004. Service charges on deposit accounts grew $0.7 million, attributable to higher fees on overdrafts/nonsufficient funds. The $2.5 million unfavorable change in investment securities gains (losses) was due to a $0.2 million other-than-temporary write-down on a security and a $0.4 million loss on the sale of treasury securities during second quarter versus a $1.9 million gain on the sale of common stock holdings during first quarter.

On a sequential quarter basis, noninterest expense decreased $4.0 million. Mortgage servicing rights expense decreased $9.1 million, predominantly due to a $6.7 recovery of the valuation allowance in the second quarter compared to a $2.5 million addition to the valuation allowance in the first quarter. Personnel expense was up $1.3 million, particularly attributable to the Jabas acquisition. Following tightly controlled discretionary spending in the first quarter of 2004, business development and advertising was up $1.4 million (in support of planned business campaigns), data processing was up $0.5 million (attributable to seasonal trust tax processing, as well as planned system conversions), and legal and professional fees were up for planned consultant activities.

Recent Accounting Pronouncements

The recent accounting pronouncements have been described in Note 3, “New Accounting Pronouncements,” of the notes to consolidated financial statements.

Subsequent Events

On July 28, 2004, the Board of Directors declared a $0.25 per share dividend payable on August 16, 2004, to shareholders of record as of August 6, 2004. This cash dividend has not been reflected in the accompanying consolidated financial statements.

ASSOCIATED BANC-CORP

Consolidated Balance Sheets

(Unaudited)

	June 30, 2004	June 30, 2003	December 31, 2003
	(In Thousands, except share data)
ASSETS
Cash and due from banks	$309,804	$393,882	$389,140
Interest-bearing deposits in other financial institutions	11,353	13,456	7,434
Federal funds sold and securities purchased under agreements to resell	39,245	14,550	3,290
Investment securities available for sale, at fair value	3,799,842	3,374,834	3,773,784
Loans held for sale	69,891	392,563	104,336
Loans	10,556,603	10,387,364	10,291,810
Allowance for loan losses	(177,980)	(172,440)	(177,622)

Loans, net	10,378,623	10,214,924	10,114,188
Premises and equipment	129,401	131,436	131,315
Goodwill	232,528	224,388	224,388
Other intangible assets	73,977	50,556	63,509
Other assets	457,892	408,227	436,510

Total assets	$15,502,556	$15,218,816	$15,247,894

LIABILITIES AND STOCKHOLDERS’ EQUITY
Noninterest-bearing demand deposits	$1,822,716	$1,833,703	$1,814,446
Interest-bearing deposits, excluding brokered certificates of deposit	7,497,441	7,455,900	7,813,267
Brokered certificates of deposit	263,435	163,857	165,130

Total deposits	9,583,592	9,453,460	9,792,843
Short-term borrowings	2,588,103	2,079,371	1,928,876
Long-term funding	1,827,326	2,204,517	2,034,160
Accrued expenses and other liabilities	124,641	163,222	143,588

Total liabilities	14,123,662	13,900,570	13,899,467
Stockholders’ equity
Preferred stock	—	—	—
Common stock (par value $0.01 per share, authorized 250,000,000 shares, issued 110,458,038, 111,465,915 and 110,163,832 shares, respectively)	1,105	743	734
Surplus	584,853	606,660	575,975
Retained earnings	791,432	664,280	724,356
Accumulated other comprehensive income	15,305	65,822	52,089
Deferred compensation	(1,981)	(1,744)	(1,981)
Treasury stock, at cost (410,360, 787,069 and 122,863 shares, respectively)	(11,820)	(17,515)	(2,746)

Total stockholders’ equity	1,378,894	1,318,246	1,348,427

Total liabilities and stockholders’ equity	$15,502,556	$15,218,816	$15,247,894

See accompanying notes to consolidated financial statements.

ASSOCIATED BANC-CORP

Consolidated Statements of Income

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	(In Thousands, except per share data)
INTEREST INCOME
Interest and fees on loans	$137,449	$147,785	$272,701	$296,281
Interest and dividends on investment securities and deposits with other financial institutions:
Taxable	30,767	25,923	61,799	52,720
Tax exempt	10,267	9,942	20,502	19,997
Interest on federal funds sold and securities purchased under agreements to resell	68	54	95	89

Total interest income	178,551	183,704	355,097	369,087
INTEREST EXPENSE
Interest on deposits	26,656	31,558	54,210	63,548
Interest on short-term borrowings	7,241	8,442	13,780	17,009
Interest on long-term funding	12,775	16,509	26,153	33,881

Total interest expense	46,672	56,509	94,143	114,438

NET INTEREST INCOME	131,879	127,195	260,954	254,649
Provision for loan losses	5,889	12,132	11,065	25,092

Net interest income after provision for loan losses	125,990	115,063	249,889	229,557
NONINTEREST INCOME
Trust service fees	8,043	7,796	15,911	14,426
Service charges on deposit accounts	13,141	12,462	25,538	24,273
Mortgage banking	9,045	27,113	18,071	51,613
Credit card and other nondeposit fees	6,074	5,192	11,745	12,588
Retail commission income	13,162	7,407	22,519	10,710
Bank owned life insurance income	3,641	3,450	6,996	6,841
Asset sale gains (losses), net	218	(790)	440	(668)
Investment securities gains (losses), net	(569)	1,027	1,362	701
Other	2,742	4,771	5,874	11,550

Total noninterest income	55,497	68,428	108,456	132,034
NONINTEREST EXPENSE
Personnel expense	53,612	51,733	105,888	100,569
Occupancy	6,864	7,151	14,336	14,266
Equipment	2,878	3,190	5,877	6,434
Data processing	6,128	5,602	11,801	11,220
Business development and advertising	4,057	3,553	6,714	6,916
Stationery and supplies	1,429	1,634	2,655	3,313
Mortgage servicing rights expense	(2,368)	13,021	4,404	24,619
Intangible amortization expense	934	870	1,716	1,220
Loan expense	1,670	950	3,056	4,298
Other	14,415	14,483	26,828	25,886

Total noninterest expense	89,619	102,187	183,275	198,741

Income before income taxes	91,868	81,304	175,070	162,850
Income tax expense	27,363	24,635	51,005	48,188

NET INCOME	$64,505	$56,669	$124,065	$114,662

Earnings per share:
Basic	$0.59	$0.51	$1.13	$1.03
Diluted	$0.58	$0.51	$1.11	$1.02
Average shares outstanding:
Basic	110,116	110,938	110,205	111,157
Diluted	111,520	112,025	111,647	112,166

See accompanying notes to consolidated financial statements.

ASSOCIATED BANC-CORP

Consolidated Statement of Changes in Stockholders’ Equity

(Unaudited)

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Deferred Compensation	Treasury Stock	Total
	(In Thousands, except per share data)
Balance, December 31, 2003	$734	$575,975	$724,356	$52,089	$(1,981)	$(2,746)	$1,348,427
Comprehensive income:
Net income	—	—	124,065	—	—	—	124,065
Net unrealized gains on derivative instruments arising during the period, net of taxes of $1.3 million	—	—	—	1,933	—	—	1,933
Add: reclassification adjustment to interest expense for interest differential, net of taxes of $1.6 million	—	—	—	2,360	—	—	2,360
Net unrealized losses on available for sale securities arising during the period, net of taxes of $22.6 million	—	—	—	(40,205)	—	—	(40,205)
Less: reclassification adjustment for net gains on available for sale securities realized in net income, net of taxes of $0.5 million	—	—	—	(872)	—	—	(872)

Comprehensive income							87,281

Cash dividends, $0.4767 per share	—	—	(52,541)	—	—	—	(52,541)
Common stock issued:
Incentive stock options	2	5,474	(4,448)	—	—	11,760	12,788
3-for-2 stock split effected in the form of a stock dividend	369	(369)	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	(20,834)	(20,834)
Tax benefit of stock options	—	3,773	—	—	—	—	3,773

Balance, June 30, 2004	$1,105	$584,853	$791,432	$15,305	$(1,981)	$(11,820)	$1,378,894

See accompanying notes to consolidated financial statements.

ASSOCIATED BANC-CORP

Consolidated Statements Of Cash Flows

(Unaudited)

	For the Six Months Ended June 30,
	2004	2003
	($ in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$124,065	$114,662
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	11,065	25,092
Depreciation and amortization	7,801	8,267
Provision for (recovery of) valuation allowance on mortgage servicing rights, net	(4,154)	15,832
Amortization (accretion) of:
Mortgage servicing rights	8,558	8,787
Other intangible assets	1,716	1,220
Investment premiums and discounts	11,450	10,774
Deferred loan fees and costs	98	(173)
Gain on sales of securities, net	(1,362)	(701)
Gain (loss) on sales of assets, net	(440)	668
Gain on sales of loans held for sale, net	(7,483)	(32,602)
Mortgage loans originated and acquired for sale	(938,812)	(2,326,541)
Proceeds from sales of mortgage loans held for sale	980,741	2,272,416
(Increase) decrease in interest receivable and other assets	1,814	(1,525)
Decrease in interest payable and other liabilities	(10,651)	(8,936)

Net cash provided by operating activities	184,406	87,240

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in loans	(289,865)	(101,965)
Capitalization of mortgage servicing rights	(10,662)	(20,080)
Purchases of:
Securities available for sale	(474,529)	(783,355)
Premises and equipment, net of disposals	(2,762)	(5,885)
Proceeds from:
Sales of securities available for sale	31,021	1,263
Maturities of securities available for sale	348,582	773,134
Sales of other real estate owned and other assets	5,342	3,327
Net cash paid in business combinations	(17,344)	(18,025)

Net cash used in investing activities	(410,217)	(151,586)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits	(202,375)	328,608
Net cash paid in sale of branch deposits	(6,575)	—
Net increase (decrease) in short-term borrowings	659,226	(310,235)
Repayment of long-term funding	(603,340)	(305,846)
Proceeds from issuance of long-term funding	400,000	405,090
Cash dividends	(52,541)	(48,218)
Proceeds from exercise of incentive stock options	12,788	13,793
Purchase and retirement of treasury stock	—	(41,340)
Purchase of treasury stock	(20,834)	(631)

Net cash provided by financing activities	186,349	41,221

Net decrease in cash and cash equivalents	(39,462)	(23,125)
Cash and cash equivalents at beginning of period	399,864	445,013

Cash and cash equivalents at end of period	$360,402	$421,888

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$96,215	$117,068
Income taxes	42,792	63,947
Supplemental schedule of noncash investing activities:
Loans transferred to other real estate	6,467	7,670

See accompanying notes to consolidated financial statements.

ASSOCIATED BANC-CORP

Notes to Consolidated Financial Statements

These interim consolidated financial statements have been prepared according to the rules and regulations of the Securities and Exchange Commission and, therefore, certain information and footnote disclosures normally presented in accordance with U.S. generally accepted accounting principles have been omitted or abbreviated. The information contained in the consolidated financial statements and footnotes in Associated Banc-Corp’s 2003 annual report on Form 10-K, should be referred to in connection with the reading of these unaudited interim financial statements.

NOTE 1: Basis of Presentation

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations, changes in stockholders’ equity, and cash flows of Associated Banc-Corp (individually referred to herein as the “Parent Company,” and together with all of its subsidiaries and affiliates, collectively referred to herein as the “Corporation”) for the periods presented, and all such adjustments are of a normal recurring nature. The consolidated financial statements include the accounts of all subsidiaries. All material intercompany transactions and balances have been eliminated. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Estimates that are particularly susceptible to significant change include the determination of the allowance for loan losses, mortgage servicing rights, derivative financial instruments and hedging activities, and income taxes.

On April 28, 2004, the Board of Directors declared a 3-for-2 stock split, effected in the form of a stock dividend, payable on May 12, 2004, to shareholders of record at the close of business on May 7, 2004. Any fractional shares resulting from the stock split were paid in cash. All share and per share information has been restated to reflect the effect of this stock split (see Note 4).

NOTE 2: Reclassifications

Certain items in the prior period consolidated financial statements have been reclassified to conform with the June 30, 2004 presentation.

NOTE 3: New Accounting Pronouncements

In December 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 132 (revised December 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106,” (“SFAS 132”). SFAS 132 revises employers’ disclosures about pension plans and other postretirement benefit plans. This Statement does not change the measurement or recognition of pension plans and other postretirement benefit plans required by FASB Statements No. 87, “Employers’ Accounting for Pensions,” No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” The revised SFAS 132 retains the disclosure requirements contained in the original SFAS 132 and requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. In general, the annual provisions of SFAS 132 are effective for fiscal years ending after December 15, 2003, and the interim-period disclosures are effective for interim periods beginning after December 15, 2003. See Note 11 for further discussion of the Corporation’s retirement plans. The adoption had no material impact on the Corporation’s results of operations, financial position, or liquidity.

ASSOCIATED BANC-CORP

Notes to Consolidated Financial Statements—(Continued)

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). This interpretation provides guidance on how to identify a variable interest entity and determine when the assets, liabilities, noncontrolling interests, and results of operations of a variable interest entity are to be included in an entity’s consolidated financial statements. A variable interest entity exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, or the right to receive the expected residual returns of the entity if they occur. The adoption had no material impact on the Corporation’s results of operations, financial position, or liquidity.

In December 2003, the FASB reissued FIN 46 (“FIN 46R”) with certain modifications and clarifications. Application of FIN 46R was effective for interests in certain variable interest entities as of December 31, 2003, and for all other types of variable interest entities for periods ending after March 15, 2004, unless FIN 46 was previously applied. Under the application of FIN 46R a previously consolidated subsidiary relating to the issuance of trust preferred securities was deconsolidated in the first quarter of 2004. See Note 7 for further discussion of this trust and the Corporation’s related obligations. The adoption had no material impact on the Corporation’s results of operations, financial position, or liquidity.

In March 2004, the SEC issued Staff Accounting Bulletin (“SAB”) No. 105, “Application of Accounting Principles to Loan Commitments,” (“SAB 105”). SAB 105 provides guidance regarding loan commitments accounted for as derivative instruments. Specifically, SAB 105 requires servicing assets to be recognized only once the servicing asset has been contractually separated from the underlying loan by sale or securitization of the loan with servicing retained. As such, consideration for the expected future cash flows related to the associated servicing of the loan may not be recognized in valuing the loan commitment. This will result in a lower fair value mark of loan commitments, and recognition of the value of the servicing asset later upon sale or securitization of the underlying loan. The provisions of SAB 105 were effective for loan commitments accounted for as derivatives entered into after March 31, 2004. The adoption of SAB 105 resulted in approximately $1 million lower fair value mark on commitments to originate residential mortgage loans held for sale at June 30, 2004. See Note 8 for further discussion of the Corporation’s loan commitments accounted for as derivative instruments.

In December 2003, the AICPA’s Accounting Standards Executive Committee issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” (“SOP 03-3”). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The provisions of this SOP are effective for loans acquired in fiscal years beginning after December 15, 2004. The Corporation does not expect the requirements of SOP 03-3 to have a material impact on the results of operations, financial position, or liquidity.

NOTE 4: Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares adjusted for the dilutive effect of outstanding stock options.

On April 28, 2004, the Board of Directors declared a 3-for-2 stock split, effected in the form of a stock dividend, payable on May 12, 2004, to shareholders of record at the close of business on May 7, 2004. All share and per share information in the accompanying consolidated financial statements has been restated to reflect the effect of this stock split.

ASSOCIATED BANC-CORP

Notes to Consolidated Financial Statements—(Continued)

Presented below are the calculations for basic and diluted earnings per share.

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	(In Thousands, except per share data)
Net income	$64,505	$56,669	$124,065	$114,662

Weighted average shares outstanding	110,116	110,938	110,205	111,157
Effect of dilutive stock options outstanding	1,404	1,087	1,442	1,009

Diluted weighted average shares outstanding	111,520	112,025	111,647	112,166

Basic earnings per share	$0.59	$0.51	$1.13	$1.03

Diluted earnings per share	$0.58	$0.51	$1.11	$1.02

NOTE 5: Business Combinations

Completed Business Combinations:

On April 1, 2003, the Corporation consummated its cash acquisition of 100% of the outstanding shares of CFG Insurance Services, Inc. (“CFG”), a closely-held insurance agency headquartered in Minnetonka, Minnesota. Effective in June 2003, CFG operated as Associated Financial Group, LLC. CFG, an independent, full-line insurance agency, was acquired to enhance the growth of the Corporation’s existing insurance business. The acquisition was accounted for under the purchase method of accounting; thus, the results of operations of CFG prior to the consummation date were not included in the accompanying consolidated financial statements. The acquisition was individually immaterial to the consolidated financial results. Goodwill of approximately $12 million and other intangibles of approximately $15 million recognized in the transaction at acquisition were assigned to the wealth management segment.

On April 1, 2004, the Corporation (through its subsidiary Associated Financial Group, LLC) consummated its cash acquisition of 100% of the outstanding shares of Jabas Group, Inc. (“Jabas”). Jabas is an insurance agency specializing in employee benefit products headquartered in Kimberly, Wisconsin, and was acquired to enhance the Corporation’s existing insurance business. Jabas operates as part of Associated Financial Group, LLC. The acquisition was accounted for under the purchase method of accounting. Goodwill of approximately $8 million and other intangibles of approximately $6 million recognized in the transaction at acquisition were assigned to the wealth management segment. In addition, goodwill may increase in the future as contingent payments may be made to the former Jabas shareholders through December 31, 2007, if Jabas exceeds certain performance targets.

Pending Business Combination:

On April 28, 2004, the Corporation announced the signing of a definitive agreement to acquire First Federal Capital Corp (“First Federal”). Based upon the Corporation’s closing stock price on April 27, 2004 (the date of the signing of the definitive agreement) and other terms of the Merger Agreement and estimated direct costs, the acquisition is valued at approximately $613 million, including stock options, of which, 10% will be paid in cash and the remainder in the Corporation’s stock. First Federal shareholders will receive 0.9525 shares (restated for 3-for-2 stock split) of the Corporation’s stock for each share of First Federal stock they hold, an equivalent amount of cash, or a combination thereof. First Federal, based in La Crosse, Wisconsin, is a $3.7 billion savings bank with 91 banking locations serving more than 40 communities in Wisconsin, northern Illinois, and southern Minnesota. As a result of the acquisition, the Corporation will enhance its current branch distribution, strengthen

ASSOCIATED BANC-CORP

Notes to Consolidated Financial Statements—(Continued)

its community banking model, and increase revenue streams. The transaction will be accounted for under the purchase method and is expected to be completed in the fourth quarter of 2004, pending approval by regulators and First Federal shareholders.

NOTE 6: Goodwill and Other Intangible Assets

Goodwill:

Goodwill is not amortized, but is subject to impairment tests on at least an annual basis. No impairment loss was necessary in 2003 or through June 30, 2004. At June 30, 2004, goodwill of $212 million is assigned to the banking segment and goodwill of $20 million is assigned to the wealth management segment. The change in the carrying amount of goodwill was as follows.

	As of and for the six months ended		As of and for the year ended
	June 30, 2004	June 30, 2003	December 31, 2003
	($ in Thousands)
Goodwill:
Balance at beginning of period	$224,388	$212,112	$212,112
Goodwill acquired	8,140	12,276	12,276

Balance at end of period	$232,528	$224,388	$224,388

Other Intangible Assets:

The Corporation has other intangible assets that are amortized, consisting of core deposit intangibles, other intangibles (primarily related to customer relationships acquired in connection with the CFG and Jabas acquisitions), and mortgage servicing rights. The core deposit intangibles and mortgage servicing rights are assigned to the banking segment, while the other intangibles are assigned to the wealth management segment.

For core deposit intangibles and other intangibles, changes in the gross carrying amount, accumulated amortization, and net book value were as follows:

	As of and for the six months ended		As of and for the year ended
	June 30, 2004	June 30, 2003	December 31, 2003
	($ in Thousands)
Core deposit intangibles:(1)
Gross carrying amount	$16,783	$28,165	$28,165
Accumulated amortization	(10,098)	(19,743)	(20,682)

Net book value	$6,685	$8,422	$7,483

Amortization during the period	$(798)	$(819)	$(1,759)

Other intangibles:
Gross carrying amount	$20,677	$14,751	$14,751
Accumulated amortization	(2,120)	(401)	(1,202)

Net book value	$18,557	$14,350	$13,549

Additions during the period	$5,926	$14,751	$14,751
Amortization during the period	(918)	(401)	(1,202)

(1)	Core deposit intangibles of $11.4 million were fully amortized during 2003 and have been removed from both the gross carrying amount and the accumulated amortization for 2004.

ASSOCIATED BANC-CORP

Notes to Consolidated Financial Statements—(Continued)

Mortgage servicing rights are amortized in proportion to and over the period of estimated servicing income. The Corporation periodically evaluates its mortgage servicing rights asset for impairment. A valuation allowance is established to the extent the carrying value of the mortgage servicing rights exceeds the estimated fair value by stratification. An other-than-temporary impairment is recognized as a write-down of the mortgage servicing rights asset and the related valuation allowance (to the extent valuation allowance is available) and then against earnings. Given changes in interest rates, especially the extended period of historically low interest rates experienced during 2003, and the impact on mortgage banking volumes, refinances, prepayment speeds, and secondary markets, the Corporation evaluated its mortgage servicing rights asset for possible other-than-temporary impairment. As a result, $5.5 million and $9.1 million was determined to be other-than-temporarily impaired for the six months ended June 30, 2004 and 2003, respectively, and $18.1 million for the year ended December 31, 2003. A summary of changes in the balance of the mortgage servicing rights asset and the mortgage servicing rights valuation allowance was as follows.

	As of and for the six months ended		As of and for the year ended
	June 30, 2004	June 30, 2003	December 31, 2003
Mortgage servicing rights:	($ in Thousands)
Mortgage servicing rights at beginning of period	$65,062	$60,685	$60,685
Additions	10,662	20,080	39,707
Amortization	(8,558)	(8,787)	(17,212)
Permanent impairment	(5,470)	(9,076)	(18,118)

Mortgage servicing rights at end of period	61,696	62,902	65,062

Valuation allowance at beginning of period	(22,585)	(28,362)	(28,362)
Additions	(2,500)	(15,832)	(15,832)
Reversals	6,654	—	3,491
Permanent impairment	5,470	9,076	18,118

Valuation allowance at end of period	(12,961)	(35,118)	(22,585)

Mortgage servicing rights, net	$48,735	$27,784	$42,477

At June 30, 2004, the Corporation was servicing one- to four- family residential mortgage loans owned by other investors with balances totaling $6.01 billion, compared to $5.47 billion and $5.93 billion at June 30 and December 31, 2003, respectively. The fair value of servicing was approximately $48.7 million (representing 81 basis points (“bp”) of loans serviced) at June 30, 2004, compared to $27.8 million (or 51 bp of loans serviced) at June 30, 2003 and $42.5 million (or 72 bp of loans serviced) at December 31, 2003.

Mortgage servicing rights expense, which includes the amortization of mortgage servicing rights and increases or decreases to the valuation allowance associated with the mortgage servicing rights, was $4.4 million and $24.6 million for the six months ended June 30, 2004 and 2003, respectively, and $29.6 million for the year ended December 31, 2003.

The following table shows the estimated future amortization expense for amortizing intangible assets. The projections of amortization expense for the next five years are based on existing asset balances, the current interest rate environment, and prepayment speeds as of June 30, 2004. The actual amortization expense the Corporation recognizes in any given period may be significantly different depending upon changes in interest rates, market conditions, regulatory requirements, and events or circumstances that indicate the carrying amount of an asset may not be recoverable.

ASSOCIATED BANC-CORP

Notes to Consolidated Financial Statements—(Continued)

Estimated amortization expense:

	Core Deposit Intangibles	Other Intangibles	Mortgage Servicing Rights
	($ in Thousands)
Six months ending December 31, 2004	$700	$1,100	$8,100
Year ending December 31, 2005	1,000	1,800	14,200
Year ending December 31, 2006	1,000	1,400	11,600
Year ending December 31, 2007	1,000	1,300	9,500
Year ending December 31, 2008	1,000	1,200	7,400

NOTE 7: Long-term Funding

Long-term funding at June 30 was as follows:

	2004	2003
	($ in Thousands)
Federal Home Loan Bank advances	$711,974	$1,114,415
Bank notes	300,000	350,000
Repurchase agreements	426,175	331,175
Subordinated debt, net	198,517	215,030
Junior subordinated debentures, net	184,088	—
Other borrowed funds	6,572	2,348

Total long-term debt	$1,827,326	$2,012,968
Company-obligated mandatorily redeemable preferred securities, net	—	191,549

Total long-term funding	$1,827,326	$2,204,517

Federal Home Loan Bank advances:

Long-term advances from the Federal Home Loan Bank had maturities through 2017 and had weighted-average interest rates of 2.54% at June 30, 2004, and 3.16% at June 30, 2003. These advances had a combination of fixed and variable rates, predominantly fixed.

Bank notes:

The long-term bank notes had maturities through 2007 and had weighted-average interest rates of 2.43% at June 30, 2004, and 2.17% at June 30, 2003. These advances had a combination of fixed and variable rates.

Repurchase agreements:

The long-term repurchase agreements had maturities through 2007 and had weighted-average interest rates of 1.78% at June 30, 2004, and 1.77% at June 30, 2003. These advances had a combination of fixed and variable rates, predominantly fixed.

Subordinated debt:

In August 2001, the Corporation issued $200 million of 10-year subordinated debt. This debt was issued at a discount and has a fixed coupon interest rate of 6.75%. The Corporation also entered into a fair value hedge to

ASSOCIATED BANC-CORP

Notes to Consolidated Financial Statements—(Continued)

hedge the interest rate risk on the subordinated debt. As of June 30, 2004 and 2003, the fair value of the derivative was a $0.4 million loss and a $16.2 million gain, respectively. The subordinated debt qualifies under the risk-based capital guidelines as Tier 2 supplementary capital for regulatory purposes.

Junior subordinated debentures and Company-obligated Mandatorily Redeemable Preferred Securities:

On May 30, 2002, ASBC Capital I (the “ASBC Trust”), a Delaware business trust whose common stock was wholly owned by the Corporation, completed the sale of $175 million of 7.625% preferred securities (the “Preferred Securities”). The Preferred Securities are traded on the New York Stock Exchange under the symbol “ABW PRA.” The ASBC Trust used the proceeds from the offering to purchase a like amount of 7.625% Junior Subordinated Debentures (the “Debentures”) of the Corporation. The Debentures are the sole assets of the ASBC Trust and were eliminated, along with the related income statement effects, in the consolidated financial statements for 2003 and prior years.

Effective in the first quarter of 2004, in accordance with guidance provided on the application of FIN 46R, the Corporation was required to deconsolidate the ASBC Trust from its consolidated financial statements. Accordingly, the Debentures issued by the Corporation to ASBC Trust (as opposed to the trust preferred securities issued by the ASBC Trust) are reflected in the Corporation’s consolidated balance sheet as long-term funding. The deconsolidation of the net assets and results of operations of this trust did not have a material impact on the Corporation’s financial statements since the Corporation continues to be obligated to repay the Debentures held by the ASBC Trust and guarantees repayment of the Preferred Securities issued by the ASBC Trust. The consolidated long-term funding obligation related to the ASBC Trust increased from $175 million to $180 million upon deconsolidation, with the difference representing the Corporation’s common ownership interest in the ASBC Trust recorded in investment securities available for sale.

The Preferred Securities accrue and pay dividends quarterly at an annual rate of 7.625% of the stated liquidation amount of $25 per Preferred Security. The Corporation has fully and unconditionally guaranteed all of the obligations of the ASBC Trust. The guarantee covers the quarterly distributions and payments on liquidation or redemption of the Preferred Securities, but only to the extent of funds held by the ASBC Trust. The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on June 15, 2032, or upon earlier redemption as provided in the Indenture. The Corporation has the right to redeem the Debentures on or after May 30, 2007.

The Preferred Securities qualify under the risk-based capital guidelines as Tier 1 capital for regulatory purposes within certain limitations. The Federal Reserve Board could re-evaluate the qualification of the preferred securities as Tier 1 capital at anytime. If it is determined that the preferred securities no longer qualify as Tier 1 capital, the effect of such a change is not expected to affect the Corporation’s well-capitalized status.

During 2002, the Corporation entered into a fair value hedge to hedge the interest rate risk on the Debentures. The fair value of the derivative was a $3.7 million gain at June 30, 2004, and a $16.5 million gain at June 30, 2003. Given the fair value hedge, the Debentures are carried on the balance sheet at fair value.

NOTE 8: Derivatives and Hedging Activities

The Corporation uses derivative instruments primarily to hedge the variability in interest payments or protect the value of certain assets and liabilities recorded in its consolidated balance sheet from changes in interest rates. The predominant derivative and hedging activities include interest rate swaps, interest rate caps, and certain mortgage banking activities. Interest rate swaps are entered into primarily as an asset/liability management strategy to modify interest rate risk, while interest rate caps are entered into as interest rate protection instruments.

ASSOCIATED BANC-CORP

Notes to Consolidated Financial Statements—(Continued)

The Corporation measures the effectiveness of its hedges on a periodic basis. Any difference between the fair value change of the hedge versus the fair value change of the hedged item is considered to be the “ineffective” portion of a fair value hedge. The ineffective portion of a fair value hedge is recorded as an increase or decrease in the related income statement classification of the item being hedged. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. For the mortgage derivatives, which are not accounted for as hedges, changes in the fair value are recorded as an adjustment to mortgage banking income.

		Estimated Fair Market Value Gain / (Loss)	Weighted Average
	Notional Amount		Receive Rate	Pay Rate	Maturity
June 30, 2004	($ in Thousands)
Interest Rate Risk Management hedges:
Swaps–receive variable / pay fixed (1), (3)	$200,000	$(13,417)	1.14%	5.03%	83 months
Swaps–receive fixed / pay variable (2), (4)	375,000	3,256	7.21%	2.95%	205 months
Swaps–receive variable / pay fixed (2), (5)	323,953	(2,076)	3.34%	6.31%	47 months
Caps–written (1), (3)	200,000	678	Strike 4.72%	—	26 months

June 30, 2003
Interest Rate Risk Management hedges:
Swaps–receive variable / pay fixed (1), (3)	$200,000	$(31,279)	1.39%	5.03%	95 months
Swaps–receive fixed / pay variable (2), (4)	375,000	32,793	7.21%	2.85%	217 months
Swaps–receive variable / pay fixed (2), (5)	326,639	(19,658)	3.48%	6.40%	54 months
Caps–written (1), (3)	200,000	1,015	Strike 4.72%	—	38 months

(1)	Cash flow hedges
(2)	Fair value hedges
(3)	Hedges variable rate long-term debt
(4)	Hedges fixed rate long-term debt
(5)	Hedges specific longer-term fixed rate commercial loans

Not included in the above table were customer swaps with a notional amount of $94.6 million and $31.1 million as of June 30, 2004 and 2003, respectively, for which the Corporation has mirror swaps. The change in fair value of these customer swaps is recorded in earnings and the net impact for 2004 and 2003 was immaterial.

Commitments to originate residential mortgage loans held for sale and forward commitments to sell residential mortgage loans represent the Corporation’s mortgage derivatives, the fair value of which are included in other liabilities on the consolidated balance sheets. The net fair value of the mortgage derivatives at June 30, 2004, was a $0.7 million loss, compared to a $6.5 million gain at June 30, 2003. The net fair value change is recorded in mortgage banking income in the consolidated statements of income. The $0.7 million net fair value loss on mortgage derivatives at June 30, 2004, is composed of the net gain on commitments to fund approximately $112 million of loans to individual borrowers and the net loss on commitments to sell approximately $135 million of loans to various investors. The $6.5 million net fair value gain on mortgage derivatives at June 30, 2003, is comprised of the net gain on commitments to fund approximately $1.1 billion of loans to individual borrowers and the net loss on commitments to sell approximately $962 million of loans to various investors. As previously discussed in Note 3, the Corporation adopted SAB 105 effective April 1, 2004.

ASSOCIATED BANC-CORP

Notes to Consolidated Financial Statements—(Continued)

NOTE 9: Contractual Obligations, Commitments, Off-Balance Sheet Risk, and Contingent Liabilities

Commitments and Off-Balance Sheet Risk

The Corporation utilizes a variety of financial instruments in the normal course of business to meet the financial needs of its customers and to manage its own exposure to fluctuations in interest rate. These financial instruments include lending-related commitments.

Lending-related Commitments

Through the normal course of operations, the Corporation has entered into certain contractual obligations and other commitments. As a financial services provider the Corporation routinely enters into commitments to extend credit. While contractual obligations represent future cash requirements of the Corporation, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans made by the Corporation.

Lending-related commitments include commitments to extend credit, commitments to originate residential mortgage loans held for sale, commercial letters of credit, and standby letters of credit. Commitments to extend credit are agreements to lend to customers at predetermined interest rates as long as there is no violation of any condition established in the contracts. Commercial and standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and the third party, while standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

Under SFAS 133, commitments to originate residential mortgage loans held for sale and forward commitments to sell residential mortgage loans are defined as derivatives and are therefore required to be recorded on the consolidated balance sheet at fair value. The Corporation’s derivative and hedging activities are further summarized in Note 8. The following is a summary of lending-related commitments.

	June 30,
	2004	2003
	($ in Thousands)
Commitments to extend credit, excluding commitments to originate mortgage loans (1)	$3,717,762	$3,337,320
Commercial letters of credit (1)	19,979	47,455
Standby letters of credit (2)	340,050	299,815

(1)	These off-balance sheet financial instruments are exercisable at the market rate prevailing at the date the underlying transaction will be completed and thus are deemed to have no current fair value, or the fair value is based on fees currently charged to enter into similar agreements and is not material at June 30, 2004 or 2003.
(2)	As required by FASB Interpretation No. 45, an interpretation of FASB Statements No. 5, 57, and 107, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” the Corporation has established a liability of $2.9 million and $1.2 million at June 30, 2004 and 2003, respectively, as an estimate of the fair value of these financial instruments.

The Corporation’s exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of those instruments. The commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Corporation uses

ASSOCIATED BANC-CORP

Notes to Consolidated Financial Statements—(Continued)

the same credit policies in making commitments and conditional obligations as it does for extending loans to customers. The Corporation evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management’s credit evaluation of the customer. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Contingent Liabilities

In the ordinary course of business, the Corporation may be named as defendant in or be a party to various pending and threatened legal proceedings. In view of the intrinsic difficulty in ascertaining the outcome of such matters, the Corporation cannot state what the eventual outcome of any such proceeding will be. Management believes, based upon discussions with legal counsel and current knowledge, that liabilities arising out of any such proceedings (if any) will not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Corporation.

As part of the Corporation’s agency agreement with an outside vendor, the Corporation has guaranteed certain credit card accounts provided the cardholder is unable to meet the credit card obligations. At June 30, 2004 and 2003, the Corporation’s estimated maximum exposure was approximately $1 million.

A contingent liability is required to be established if it is probable that the Corporation will incur a loss on the performance of a letter of credit. During the second quarter of 2003, given the deterioration of the financial condition of a borrower, the Corporation established a $2.5 million liability for standby letters of credit, of which $0.9 million remained at June 30, 2004.

NOTE 10: Stock-Based Compensation

As allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), the Corporation accounts for stock-based compensation cost under the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related Interpretations, under which no compensation cost has been recognized for any periods presented, except with respect to restricted stock awards. Compensation expense for employee stock options is generally not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant, as such options would have no intrinsic value at the date of grant.

The Corporation may issue common stock with restrictions to certain key employees. The shares are restricted as to transfer, but are not restricted as to dividend payment or voting rights. Transfer restrictions lapse over three or five years, depending upon whether the award is fixed or performance-based, are contingent upon continued employment, and for performance awards are based on earnings per share performance goals. The Corporation amortizes the expense over the vesting period. During second quarter 2003, 75,000 restricted stock shares were awarded, and expense of approximately $352,000 and $101,000 was recorded for the six months ended June 30, 2004 and 2003, respectively.

For purposes of providing the pro forma disclosures required under SFAS 123, the fair value of stock options granted in the comparable three and six month periods ended June 30, 2004 and 2003 was estimated at the date of grant using a Black-Scholes option pricing model which was originally developed for use in estimating the fair value of traded options which have different characteristics from the Corporation’s employee stock options. The model is also sensitive to changes in the subjective assumptions that can materially affect the fair value estimate. As a result, management believes the Black-Scholes model may not necessarily provide a

ASSOCIATED BANC-CORP

Notes to Consolidated Financial Statements—(Continued)

reliable single measure of the fair value of employee stock options. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of SFAS 123.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2004	2003	2004	2003
	($ in Thousands, except per share amounts)
Net income, as reported	$64,505	$56,669	$124,065	$114,662
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	102	61	211	61
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(1,022)	(740)	(1,938)	(1,444)

Net income, as adjusted	$63,585	$55,990	$122,338	$113,279

Basic earnings per share, as reported	$0.59	$0.51	$1.13	$1.03
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(0.01)	(0.01)	(0.02)	(0.01)

Basic earnings per share, as adjusted	$0.58	$0.50	$1.11	$1.02

Diluted earnings per share, as reported	$0.58	$0.51	$1.11	$1.02
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(0.01)	(0.01)	(0.02)	(0.01)

Diluted earnings per share, as adjusted	$0.57	$0.50	$1.09	$1.01

The following assumptions were used in estimating the fair value for options granted in 2004 and 2003:

	2004	2003
Dividend yield	3.37%	3.71%
Risk-free interest rate	3.59%	3.27%
Weighted average expected life	7 yrs	7 yrs
Expected volatility	28.10%	28.24%

The weighted average per share fair values of options granted in the comparable six-month periods of 2004 and 2003 were $6.74 and $4.95, respectively. The annual expense allocation methodology prescribed by SFAS 123 attributes a higher percentage of the reported expense to earlier years than to later years, resulting in accelerated expense recognition for proforma disclosure purposes.

ASSOCIATED BANC-CORP

Notes to Consolidated Financial Statements—(Continued)

NOTE 11: Retirement Plans

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	($ in Thousands)
Components of Net Periodic Benefit Cost
Service cost	$1,775	$1,464	$3,550	$2,929
Interest cost	960	901	1,920	1,802
Expected return on plan assets	(1,566)	(1,325)	(3,133)	(2,651)
Amortization of:
Transition asset	(81)	(81)	(162)	(162)
Prior service cost	19	19	37	37
Actuarial loss	71	18	143	37

Total net periodic benefit cost	$1,178	$996	$2,355	$1,992

As previously disclosed in its notes to consolidated financial statements for the year ended December 31, 2003, the Corporation does not expect to make a contribution to its pension plan in 2004. The Corporation regularly reviews the funding of its pension plans. Therefore, it is possible that after that review, the Corporation may decide to make a contribution to the pension plan at that time.

NOTE 12: Segment Reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires selected financial and descriptive information about reportable operating segments. The statement uses a “management approach” concept as the basis for identifying reportable segments. The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions, allocating resources, and assessing performance. Consequently, the segments are evident from the structure of the enterprise’s internal organization, focusing on financial information that an enterprise’s chief operating decision-makers use to make decisions about the enterprise’s operating matters.

The Corporation’s primary segment is banking, conducted through its bank and lending subsidiaries. For purposes of segment disclosure under this statement, these have been combined as one segment, as these segments have similar economic characteristics and the nature of their products, services, processes, customers, delivery channels, and regulatory environment are similar. Banking includes: a) community banking – lending and deposit gathering to businesses (including business-related services such as cash management and international banking services) and to consumers (including mortgages and credit cards); b) corporate banking – specialized lending (such as commercial real estate), lease financing, and banking to larger businesses and metro or niche markets; and c) the support to deliver banking services.

The Corporation’s other segment is wealth management (including insurance, brokerage, and trust/asset management). The wealth management segment is included in “Other,” along with intersegment eliminations and residual revenues and expenses, representing the difference between actual amounts incurred and the amounts allocated to operating segments.

Selected segment information is presented below.

	Banking	Other	Consolidated Total
	($ in Thousands)
As of and for the six months ended June 30, 2004
Total assets	$15,430,727	$71,829	$15,502,556

Net interest income	$260,737	$217	$260,954
Provision for loan losses	11,065	—	11,065
Noninterest income	70,430	38,026	108,456
Depreciation and amortization	16,924	1,151	18,075
Other noninterest expense	140,232	24,968	165,200
Income taxes	48,816	2,189	51,005

Net income	$114,130	$9,935	$124,065

As of and for the six months ended June 30, 2003
Total assets	$15,159,125	$59,691	$15,218,816

Net interest income	$254,351	$298	$254,649
Provision for loan losses	25,092	—	25,092
Noninterest income	107,187	24,847	132,034
Depreciation and amortization	17,634	640	18,274
Other noninterest expense	161,553	18,914	180,467
Income taxes	47,969	219	48,188

Net income	$109,290	$5,372	$114,662

	Banking	Other	Consolidated Total
	($ in Thousands)
As of and for the three months ended June 30, 2004
Total assets	$15,430,727	$71,829	$15,502,556

Net interest income	$131,793	$86	$131,879
Provision for loan losses	5,889	—	5,889
Noninterest income	34,626	20,871	55,497
Depreciation and amortization	8,438	685	9,123
Other noninterest expense	67,348	13,148	80,496
Income taxes	26,046	1,317	27,363

Net income	$58,698	$5,807	$64,505

As of and for the three months ended June 30, 2003
Total assets	$15,159,125	$59,691	$15,218,816

Net interest income	$127,057	$138	$127,195
Provision for loan losses	12,132	—	12,132
Noninterest income	53,026	15,402	68,428
Depreciation and amortization	8,943	596	9,539
Other noninterest expense	81,879	10,769	92,648
Income taxes	24,001	634	24,635

Net income	$53,128	$3,541	$56,669

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

The following discussion is management’s analysis to assist in the understanding and evaluation of the consolidated financial condition and results of operations of Associated. It should be read in conjunction with the consolidated financial statements and footnotes and the selected financial data presented elsewhere in this report.

During 2003, Associated merged Associated Card Services Bank, National Association, and Associated Bank Illinois, National Association, into Associated Bank, National Association, to create a single national banking charter headquartered in Green Bay, Wisconsin. Also during 2003, Associated merged Wisconsin Finance Corporation, Citizens Financial Services, Inc., and Signal Finance Company into a single finance company under the name Riverside Finance, Inc. During the second quarter of 2002, Associated merged the Minnesota bank subsidiaries (Associated Bank Minnesota, Signal Bank National Association, and Signal Bank South National Association) into a single national banking charter under the name Associated Bank Minnesota, National Association.

The financial discussion that follows may refer to the effect of Associated’s business combination activity, detailed under section, “Business Combinations,” and Note 2, “Business Combinations,” of the notes to consolidated financial statements. Discussion of 2002 results compared to 2001 results is predominantly in section “2002 Compared to 2001.”

Critical Accounting Policies

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Estimates that are particularly susceptible to significant change include the determination of the allowance for loan losses, mortgage servicing rights valuation, derivative financial instruments and hedging activities, and income taxes.

The consolidated financial statements of Associated are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. This preparation requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. Management believes the following policies are both important to the portrayal of Associated’s financial condition and results and require subjective or complex judgments and, therefore, management considers the following to be critical accounting policies. The critical accounting policies are discussed directly with the Audit Committee of Associated.

Allowance for Loan Losses: Management’s evaluation process used to determine the adequacy of the allowance for loan losses is subject to the use of estimates, assumptions, and judgments. The evaluation process combines several factors: management’s ongoing review and grading of the loan portfolio, consideration of past loan loss experience, trends in past due and nonperforming loans, risk characteristics of the various classifications of loans, existing economic conditions, the fair value of underlying collateral, and other qualitative and quantitative factors which could affect probable credit losses. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the adequacy of the allowance, could change significantly. As an integral part of their examination process, various regulatory agencies also review the allowance for loan losses. Such agencies may require that certain loan balances be charged off when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examination. Associated believes the allowance for loan losses is adequate and properly recorded in the consolidated financial statements. See Note 1, “Summary of Significant Accounting Policies,” and Note 4, “Loans,” of the notes to the audited consolidated financial statements and section “Allowance for Loan Losses.”

Mortgage Servicing Rights Valuation: The fair value of Associated’s mortgage servicing rights asset is important to the presentation of the consolidated financial statements since the mortgage servicing rights are carried on the consolidated balance sheet at the lower of amortized cost or fair value. Mortgage servicing rights do not trade in an active open market with readily observable prices. As such, like other participants in the mortgage banking business, Associated relies on an internal discounted cash flow model to estimate the fair value of its mortgage servicing rights and consults periodically with third parties as to the assumptions used and that the resultant valuation is within the context of the market. While Associated believes that the values produced by its internal model are indicative of the fair value of its mortgage servicing rights portfolio, these values can change significantly depending upon the then current interest rate environment, estimated prepayment speeds of the underlying mortgages serviced, and other economic conditions. The proceeds that might be received should Associated actually consider a sale of the mortgage servicing rights portfolio could differ from the amounts reported at any point in time. Associated believes the mortgage servicing rights asset is properly recorded in the consolidated financial statements. See Note 1, “Summary of Significant Accounting Policies,” and Note 5, “Goodwill and Other Intangible Assets,” of the notes to the audited consolidated financial statements and section “Noninterest Expense.”

Derivative Financial Instruments and Hedge Accounting: In various aspects of its business, Associated uses derivative financial instruments to modify exposures to changes in interest rates and market prices for other financial instruments. Substantially all of these derivative financial instruments are designated as hedges for financial reporting purposes. The application of the hedge accounting policy requires judgment in the assessment of hedge effectiveness, identification of similar hedged item groupings, and measurement of changes in the fair value of hedged items. However, if in the future the derivative financial instruments used by Associated no longer qualify for hedge accounting treatment and, consequently, the change in the fair value of hedged items could be recognized in earnings, the impact on the consolidated results of operations and reported earnings could be significant. Associated believes hedge effectiveness is evaluated properly in the consolidated financial statements. See Note 1, “Summary of Significant Accounting Policies,” and Note 15, “Derivative and Hedging Activities,” of the notes to the audited consolidated financial statements.

Income Tax Accounting: The assessment of tax assets and liabilities involves the use of estimates, assumptions, interpretations, and judgments concerning certain accounting pronouncements and federal and state tax codes. There can be no assurance that future events, such as court decisions or positions of federal and state taxing authorities, will not differ from management’s current assessment, the impact of which could be significant to the consolidated results of operations and reported earnings. Associated believes the tax assets and liabilities are adequate and properly recorded in the consolidated financial statements. See Note 1, “Summary of Significant Accounting Policies,” and Note 13, “Income Taxes,” of the notes to the audited consolidated financial statements and section “Income Taxes.”

Segment Review

As described in Note 20, “Segment Reporting,” of the notes to the audited consolidated financial statements, Associated’s primary reportable segment is banking, conducted through its bank and lending subsidiaries. Banking includes: a) community banking – lending and deposit gathering to businesses (including business-related services such as cash management and international banking services) and to consumers (including mortgages and credit cards); b) corporate banking – specialized lending (such as commercial real estate), lease financing, and banking to larger businesses and metro or niche markets; and c) the support to deliver banking services.

Associated’s profitability is primarily dependent on net interest income, noninterest income, the level of the provision for loan losses, noninterest expense, and taxes of its banking segment. The consolidated discussion is therefore predominantly describing the banking segment results. The critical accounting policies primarily affect the banking segment, with the exception of income tax accounting, which affects both the banking and other segments (see section “Critical Accounting Policies”).

2003 Compared to 2002

Overview

Associated is a multi-bank holding company headquartered in Wisconsin, providing a diversified range of banking and nonbanking services to individuals and businesses primarily in its three-state footprint (Wisconsin, Illinois and Minnesota).

Associated’s primary sources of revenue are net interest income (predominantly from loans and deposits, though also from investments and other funding sources), and noninterest income, particularly fees and other revenue from financial services provided to customers. Business volumes and pricing drive revenue potential, and tend to be influenced by overall economic factors, including market interest rates, business spending, consumer confidence, economic growth, and competitive conditions within the marketplace as well.

Noninterest income growth in 2003 was led by mortgage banking income. During 2003, interest rates reached record lows, resulting in an unprecedented volume of mortgage loan originations and refinances. As a result, mortgage banking income was up 25% over 2002. A rapid rise in mortgage interest rates, particularly during late third quarter, slowed mortgage loan volume. Industry expectations are for mortgage originations to fall dramatically in 2004, and as such Associated expects lower mortgage banking income for 2004. Noninterest income sources continue to be diversified, including Associated’s acquisition of an insurance agency in 2003.

Associated’s loan mix changed during 2003, though total loans were $10.3 billion at year-end 2003, unchanged from year-end 2002. Competitive pricing on new and refinanced loans in the low rate environment put downward pressure on loan yields and the net interest margin in 2003. Residential mortgage loans decreased 11.7%, strongly influenced by high refinance activity. Home equity (an area of emphasis for 2003 and an attractive product to consumers given the low rate environment) and other consumer loans combined grew 5.4%, and commercial loans grew 3.0%. Increases in business spending and consumer confidence in 2004, along with an increase in interest rates, could create an environment for increased earnings from loans for 2004.

Growth in deposits continued to be strong throughout 2003. This growth reflects a number of strategic initiatives to grow the deposit base, as well as customer preference to keep funds more liquid in this prolonged low interest rate environment. Deposit growth initiatives will continue in 2004.

Asset quality administration was active during 2003 with early identification of potential problems and progress on several larger problem credits. At year-end 2003 nonperforming loans were higher than historic levels, but a 1.73% allowance for loan losses to loans ratio was deemed adequate by management. Certain economic indicators suggest that business spending has begun to increase and that business and consumer financial positions are improving in line with recent economic improvements. While uncertainty exists as to how robust or sustainable this trend may be, the impact of such improvements would likely be positive to Associated’s credit quality indicators and could lead to a lower provision for loan losses in 2004 than in 2003.

The efficiency ratio (defined as noninterest expense divided by the sum of taxable equivalent net interest income plus noninterest income, excluding net asset and securities gains) was 49.84% for 2003 and 49.95% for 2002. Associated has and will continue to monitor costs.

Performance Summary

Associated recorded net income of $228.7 million for the year ended December 31, 2003, an increase of $18.0 million or 8.5% over the $210.7 million earned in 2002. Basic earnings per share for 2003 were $2.07, a 10.1% increase over 2002 basic earnings per share of $1.88. Earnings per diluted share were $2.05, a 10.2%

increase over 2002 diluted earnings per share of $1.86. Return on average assets and return on average equity for 2003 were 1.53% and 17.58%, respectively, compared to 1.47% and 17.10%, respectively, for 2002. Cash dividends of $0.89 per share paid in 2003 increased by 9.9% over 2002. Key factors behind these results were:

•	Taxable equivalent net interest income was $535.7 million for 2003, $10.3 million or 2.0% higher than 2002. Although taxable equivalent interest income decreased $63.9 million, interest expense decreased by $74.2 million. The increase in taxable equivalent net interest income was attributable to favorable volume variances (with balance sheet growth and differences in the mix of average earning assets and average interest-bearing liabilities adding $21.6 million to taxable equivalent net interest income), offset partly by unfavorable rate variances (as the impact of changes in the interest rate environment reduced taxable equivalent net interest income by $11.3 million). Average earning assets increased $652 million to $13.9 billion, while interest-bearing liabilities increased $459 million to $11.9 billion.

•	Net interest income and net interest margin were impacted in 2003 by the sustained low interest rate environment, competitive pricing pressures, higher earning asset balances, and total deposit growth. The average Federal funds rate of 1.12% in 2003 was 55 basis points (“bp”) lower than the 1.67% average rate in 2002.

•	The net interest margin for 2003 was 3.84%, compared to 3.95% in 2002. The 11 bp decrease in net interest margin is attributable to the net of a 3 bp decrease in interest rate spread (the net of a 75 bp decrease in the yield on earning assets, substantially offset by a 72 bp lower cost of interest-bearing liabilities), and an 8 bp lower contribution from net free funds.

•	Total loans were $10.3 billion at December 31, 2003, relatively unchanged from December 31, 2002. Commercial loan balances grew $188 million (3.0%) and represented 63% of total loans at December 31, 2003, compared to 61% at year-end 2002. Total deposits were $9.8 billion at December 31, 2003, an increase of $668 million or 7.3% from year-end 2002, particularly in lower-costing deposits.

•	Asset quality was affected by the impact of challenging economic conditions on customers. Net charge offs were $31.7 million, an increase of $3.4 million over 2002, with the majority of the increase attributable to charge offs in the commercial loan portfolio. Net charge offs were 0.30% of average loans compared to 0.28% in 2002. The provision for loan losses decreased to $46.8 million compared to $50.7 million in 2002. The ratio of allowance for loan losses to loans was 1.73% and 1.58% at December 31, 2003 and 2002, respectively. Nonperforming loans were $121.5 million, representing 1.18% of total loans at year-end 2003, compared to $99.3 million or 0.96% of total loans at year-end 2002.

•	Noninterest income was $246.4 million for 2003, $30.6 million or 14.2% higher than 2002, led by strong results in mortgage banking and retail commissions. Mortgage banking revenue increased $16.6 million (25.0%) to $83.0 million, driven by strong secondary mortgage production and resultant loan sales. Retail commissions grew $7.3 million (40.0%) over 2002, primarily attributable to the acquisition of CFG Insurance Services, Inc. (“CFG”) in April 2003 (see section “Business Combinations”).

•	Noninterest expense was $388.7 million, up $18.6 million or 5.0% over 2002, due principally to personnel expense. Personnel expense rose $19.0 million or 10.0%, primarily due to the timing of acquisitions and merit increases between the years.

•	Income tax expense increased to $93.1 million, up $7.5 million from 2002. The increase was primarily attributable to higher net income before tax as the effective tax rate was unchanged at 28.9%.

Business Combinations

In 2003 there was one completed business combination. On April 1, 2003, Associated consummated its cash acquisition of 100% of the outstanding shares of CFG, a closely held insurance agency headquartered in Minnetonka, Minnesota. Effective June 2003, CFG operated as Associated Financial Group, LLC. CFG, an independent, full-line insurance agency, was acquired to enhance the growth of Associated’s existing insurance business. The acquisition was accounted for under the purchase method of accounting; thus, the results of operations prior to the consummation date were not included in the accompanying consolidated financial statements. Goodwill of approximately $12 million and other intangibles of approximately $15 million recognized in the transaction at acquisition were assigned to the wealth management segment.

There was one completed business combination during 2002. On February 28, 2002, Associated consummated its acquisition of 100% of the outstanding common shares of Signal Financial Corporation (“Signal”), a financial holding company headquartered in Mendota Heights, Minnesota. Signal operated banking branches in nine locations in the Twin Cities and Eastern Minnesota. As a result of the acquisition, Associated expanded its Minnesota presence, particularly in the Twin Cities area. The Signal transaction was consummated through the issuance of approximately 6.1 million shares of common stock and $58.4 million in cash for a purchase price of $192.5 million. The value of the shares was determined using the closing stock price of Associated’s stock on September 10, 2001, the initiation date of the transaction. Goodwill of approximately $119.7 million and other intangibles of approximately $5.6 million recognized in the transaction were assigned to the banking segment. The acquisition was accounted for under the purchase method of accounting; thus, the results of operations prior to the consummation date were not included in the accompanying consolidated financial statements. There were no business combinations during 2001. Associated’s business combination activity is further summarized in Note 2, “Business Combinations,” of the notes to consolidated financial statements.

INCOME STATEMENT ANALYSIS

Net Interest Income

Net interest income in the consolidated statements of income (which excludes the taxable equivalent adjustment) was $510.8 million, compared to $501.3 million in 2002. The taxable equivalent adjustments (the adjustments to bring tax-exempt interest to a level that would yield the same after-tax income had that income been subject to taxation using a 35% tax rate) of $24.9 million for 2003 and $24.0 million for 2002 resulted in fully taxable equivalent net interest income of $535.7 million and $525.3 million, respectively.

Net interest income is the primary source of Associated’s revenue. Net interest income is the difference between interest income on earning assets, such as loans and securities, and the interest expense on interest-bearing deposits and other borrowings used to fund interest-earning and other assets or activities. The amount of net interest income is affected by changes in interest rates and by the amount and composition of earning assets and interest-bearing liabilities. Additionally, net interest income is impacted by the sensitivity of the balance sheet to changes in interest rates, which factors in characteristics such as the fixed or variable nature of the financial instruments, contractual maturities, repricing frequencies, and the use of interest rate swaps and caps.

Interest rate spread and net interest margin are utilized to measure and explain changes in net interest income. Interest rate spread is the difference between the yield on earning assets and the rate paid for interest-bearing liabilities that fund those assets. The net interest margin is expressed as the percentage of net interest income to average earning assets. The net interest margin exceeds the interest rate spread because noninterest-bearing sources of funds (“net free funds”), principally demand deposits and stockholders’ equity, also support earning assets. To compare tax-exempt asset yields to taxable yields, the yield on tax-exempt loans and securities is computed on a taxable equivalent basis. Net interest income, interest rate spread, and net interest margin are discussed on a taxable equivalent basis.

Table 2 provides average balances of earning assets and interest-bearing liabilities, the associated interest income and expense, and the corresponding interest rates earned and paid, as well as net interest income, interest rate spread, and net interest margin on a taxable equivalent basis for the three years ended December 31, 2003. Tables 3 through 5 present additional information to facilitate the review and discussion of taxable equivalent net interest income, interest rate spread, and net interest margin.

Taxable equivalent net interest income was $535.7 million for 2003, an increase of $10.3 million or 2.0% from 2002. The increase in taxable equivalent net interest income was a function of a higher level of earning assets, offset by unfavorable interest rate changes. The net interest margin for 2003 was 3.84%, compared to 3.95% in 2002. The 11 bp compression in net interest margin is attributable to a 3 bp decrease in interest rate spread (with a 75 bp decrease in the yield on earning assets, substantially offset by a 72 bp lower cost of interest-bearing liabilities), and an 8 bp lower contribution from net free funds (impacted by the lower 2003 rate environment, despite a $194 million increase in average net free funds). Interest rates were generally stable and historically low during both 2003 and 2002. Comparatively, the Federal funds rate at December 31, 2003, was at a 45-year low of 1.00%, 25 bp lower than at December 31, 2002, while the average Federal funds rate for 2003 was 55 bp lower than for 2002.

As shown in the rate/volume analysis in Table 3, volume changes added $21.6 million to taxable equivalent net interest income, while rate changes resulted in an $11.3 million decrease, for a net increase of $10.3 million. From a volume perspective, the growth and composition change of earning assets added $31.3 million to taxable equivalent net interest income in 2003, while the growth and composition of interest-bearing liabilities cost an additional $9.7 million, netting a $21.6 million increase to taxable equivalent net interest income. Rate changes on earning assets reduced interest income by $95.2 million, while the changes in rates on interest-bearing liabilities lowered interest expense by $83.9 million, for a net unfavorable impact of $11.3 million.

For 2003, the yield on earning assets fell 75 bp to 5.39%, driven primarily by an 81 bp decline in the loan yield. The average loan yield was 5.46%. Competitive pricing on new and refinanced loans and the repricing of variable rate loans in the lower interest rate environment put downward pressure on loan yields in 2003. The yield on securities and short-term investments combined was down 54 bp to 5.19%. The earning asset rate changes reduced interest income by $95.2 million, a combination of $77.5 million lower interest on loans and $17.7 million lower interest on securities and short-term investments combined.

For 2003, the cost of interest-bearing liabilities decreased 72 bp to 1.83%, aided by the lower rate environment. The combined average cost of interest-bearing deposits was 1.62%, down 66 bp from 2002, benefiting from a larger mix of lower-costing transaction accounts, as well as from lower rates on interest-bearing deposit products in general. The cost of wholesale funds (comprised of all short-term borrowings and long-term funding) decreased 85 bp to 2.21% for 2003, favorably impacted by lower rates year-over-year and the maturity of higher-rate wholesale funds during the year. The interest-bearing liability rate changes resulted in $83.9 million lower interest expense, with $42.8 million attributable to interest-bearing deposits and $41.1 million due to wholesale funding.

Average earning assets were $13.9 billion in 2003, an increase of $652 million, or 4.9%, from 2002. Loans accounted for the majority of the growth in earning assets, increasing by $620 million, or 6.2%, to $10.6 billion on average in 2003 and representing 76.2% of average earning assets compared to 75.2% for 2002. For 2003, taxable equivalent interest income on loans increased $29.9 million from growth, but decreased $77.5 million from the impact of the low rate environment (as noted above), for a net decrease of $47.6 million versus last year (See Table 3). Balances of securities and short-term investments combined increased $32 million on average. Taxable equivalent interest income on securities and short-term investments for 2003 increased $1.4 million from volume changes, but decreased $17.7 million from the impact of the rate environment, for a net $16.3 million decrease to taxable equivalent interest income.

Average interest-bearing liabilities increased $459 million, or 4.0%, from 2002, while net free funds increased $194 million, both supporting the growth in earning assets. Average noninterest-bearing demand deposits (a component of net free funds) increased by $180 million, or 12.0%. Interest-bearing deposits grew, on average, $207 million, or 2.8%, to $7.6 billion, the net result of increases in interest-bearing demand and savings deposits and declines in money market accounts and time deposits. Interest expense on interest-bearing deposits for 2003 decreased $42.8 million from the impact of the rate environment and decreased $3.1 million from volume and mix changes, for a net $45.9 million decrease to interest expense. Average wholesale funding sources increased by $251 million. Associated continued its shift of funding (given the continued low rate environment) from short-term borrowing sources to long-term funding, increasing its average long-term funding by $424 million to 17.7% of average interest-bearing liabilities (compared to 14.7% for 2002). For 2003, interest expense on wholesale funding increased by $12.8 million due to volume changes and decreased by $41.1 million from lower rates, for a net decrease of $28.3 million versus the prior year.

TABLE 2: Average Balances and Interest Rates (interest and rates on a taxable equivalent basis)

	Years Ended December 31,
	2003			2002			2001
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	($ in Thousands)
ASSETS
Earning assets:
Loans: (1)(2)(3)
Commercial	$6,450,523	$329,695	5.11%	$5,929,113	$348,082	5.87%	$4,898,895	$366,495	7.48%
Residential real estate	3,464,208	199,442	5.76	3,362,179	223,314	6.64	3,546,204	271,039	7.64
Consumer	707,768	50,725	7.17	711,186	56,106	7.89	647,600	56,246	8.69

Total loans	10,622,499	579,862	5.46	10,002,478	627,502	6.27	9,092,699	693,780	7.63
Investment securities:
Taxable	2,474,791	108,394	4.38	2,431,713	125,299	5.15	2,306,444	146,170	6.34
Tax exempt (1)	827,669	63,617	7.69	831,130	62,719	7.55	837,343	61,507	7.35
Short-term investments	21,873	394	1.80	29,270	658	2.25	35,380	1,421	4.02

Securities and short-term investments	3,324,333	172,405	5.19	3,292,113	188,676	5.73	3,179,167	209,098	6.58

Total earning assets	$13,946,832	$752,267	5.39%	$13,294,591	$816,178	6.14%	$12,271,866	$902,878	7.36%

Allowance for loan losses	(174,703)			(148,801)			(125,790)
Cash and due from banks	289,866			302,856			279,363
Other assets	907,865			848,772			678,315

Total assets	$14,969,860			$14,297,418			$13,103,754

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Savings deposits	$928,147	$4,875	0.53%	$891,105	$6,813	0.76%	$839,417	$11,812	1.41%
Interest-bearing demand deposits	1,827,304	15,348	0.84	1,118,546	9,581	0.86	799,451	7,509	0.94
Money market deposits	1,623,438	15,085	0.93	1,876,988	24,717	1.32	1,722,242	55,999	3.25
Time deposits, excluding Brokered CDs	3,063,873	84,957	2.77	3,263,766	122,181	3.74	3,648,942	201,035	5.51

Total interest-bearing deposits, excluding Brokered CDs	7,442,762	120,265	1.62	7,150,405	163,292	2.28	7,010,052	276,355	3.94
Brokered CDs	178,853	2,857	1.60	264,023	5,729	2.17	404,686	22,575	5.58

Total interest-bearing deposits	7,621,615	123,122	1.62	7,414,428	169,021	2.28	7,414,738	298,930	4.03
Federal funds purchased and securities sold under agreements to repurchase	1,821,220	23,288	1.28	2,058,163	42,143	2.05	1,839,336	77,011	4.19
Other short-term borrowings	315,599	5,868	1.86	250,919	9,229	3.68	924,420	53,535	5.79
Long-term funding	2,096,802	64,324	3.07	1,673,071	70,447	4.21	574,753	29,161	5.07

Total wholesale funding	4,233,621	93,480	2.21	3,982,153	121,819	3.06	3,338,509	159,707	4.78

Total interest-bearing liabilities	$11,855,236	$216,602	1.83%	$11,396,581	$290,840	2.55%	$10,753,247	$458,637	4.27%

Noninterest-bearing demand deposits	1,677,891			1,498,106			1,166,495
Accrued expenses and other liabilities	135,743			170,754			146,854
Stockholders’ equity	1,300,990			1,231,977			1,037,158

Total liabilities and stockholders’ equity	$14,969,860			$14,297,418			$13,103,754

Net interest income and rate spread (1)		$535,665	3.56%		$525,338	3.59%		$444,241	3.09%

Net interest margin (1)			3.84%			3.95%			3.62%

Taxable equivalent adjustment		$24,903			$24,072			$22,256

(1)	The yield on tax exempt loans and securities is computed on a taxable equivalent basis using a tax rate of 35% for all periods presented and is net of the effects of certain disallowed interest deductions.
(2)	Nonaccrual loans and loans held for sale have been included in the average balances.
(3)	Interest income includes net loan fees.

TABLE 3: Rate/Volume Analysis (1)

	2003 Compared to 2002 Increase (Decrease) Due to			2002 Compared to 2001 Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
	($ in Thousands)
Interest income:
Loans: (2)
Commercial	$25,599	$(43,986)	$(18,387)	$63,495	$(81,908)	$(18,413)
Residential real estate	8,642	(32,514)	(23,872)	(12,535)	(35,190)	(47,725)
Consumer	(4,360)	(1,021)	(5,381)	1,035	(1,175)	(140)

Total loans	29,881	(77,521)	(47,640)	51,995	(118,273)	(66,278)
Investment securities:
Taxable	1,805	(18,710)	(16,905)	6,320	(27,191)	(20,871)
Tax-exempt (2)	(259)	1,157	898	(536)	1,748	1,212
Short-term investments	(92)	(172)	(264)	(94)	(669)	(763)

Securities and short-term investments	1,454	(17,725)	(16,271)	5,690	(26,112)	(20,422)

Total earning assets (2)	$31,335	$(95,246)	$(63,911)	$57,685	$(144,385)	$(86,700)

Interest expense:
Savings deposits	$195	$(2,133)	$(1,938)	$395	$(5,394)	$(4,999)
Interest-bearing demand deposits	5,953	(186)	5,767	2,733	(661)	2,072
Money market deposits	(2,356)	(7,276)	(9,632)	2,038	(33,320)	(31,282)
Time deposits, excluding Brokered CDs	(5,543)	(31,681)	(37,224)	(2,121)	(76,733)	(78,854)

Total interest-bearing deposits, excluding Brokered CDs	(1,751)	(41,276)	(43,027)	3,045	(116,108)	(113,063)
Brokered CDs	(1,361)	(1,511)	(2,872)	(3,053)	(13,793)	(16,846)

Total interest-bearing deposits	(3,112)	(42,787)	(45,899)	(8)	(129,901)	(129,909)
Federal funds purchased and securities sold under agreements to repurchase	(3,030)	(15,825)	(18,855)	(3,482)	(31,386)	(34,868)
Other short-term borrowings	1,203	(4,564)	(3,361)	(21,456)	(22,850)	(44,306)
Long-term funding	14,639	(20,762)	(6,123)	47,351	(6,065)	41,286

Total wholesale funding	12,812	(41,151)	(28,339)	22,413	(60,301)	(37,888)

Total interest-bearing liabilities	$9,700	$(83,938)	$(74,238)	$22,405	$(190,202)	$(167,797)

Net interest income (2)	$21,635	$(11,308)	$10,327	$35,280	$45,817	$81,097

(1)	The change in interest due to both rate and volume has been allocated in proportion to the relationship to the dollar amounts of the change in each.
(2)	The yield on tax-exempt loans and securities is computed on a fully taxable equivalent basis using a tax rate of 35% for all periods presented and is net of the effects of certain disallowed interest deductions.

TABLE 4: Interest Rate Spread and Interest Margin (on a taxable equivalent basis)

	2003 Average				2002 Average				2001 Average
	Balance	% of Earning Assets	Yield / Rate		Balance	% of Earning Assets	Yield / Rate		Balance	% of Earning Assets	Yield / Rate
	($ in Thousands)
Earning assets	$13,946,832	100.0%	5.39%		$13,294,591	100.0%	6.14%		$12,271,866	100.0%	7.36%

Financed by:
Interest-bearing funds	$11,855,236	85.0%	1.83%		$11,396,581	85.7%	2.55%		$10,753,247	87.6%	4.27%
Noninterest-bearing funds	2,091,596	15.0%			1,898,010	14.3%			1,518,619	12.4%

Total funds sources	$13,946,832	100.0%	1.55%		$13,294,591	100.0%	2.19%		$12,271,866	100.0%	3.74%

Interest rate spread			3.56%				3.59%				3.09%
Contribution from net free funds			.28%				.36%				.53%

Net interest margin			3.84%				3.95%				3.62%

Average prime rate*			4.12%				4.68%				6.91%
Average federal funds rate*			1.12%				1.67%				3.88%
Average spread			300	bp			301	bp			303	bp

*	Source: Bloomberg

TABLE 5: Selected Average Balances

	2003	2002	Dollar Change	Percent Change
	($ in Thousands)
ASSETS
Loans:
Commercial	$6,450,523	$5,929,113	$521,410	8.8%
Residential real estate	3,464,208	3,362,179	102,029	3.0
Consumer	707,768	711,186	(3,418)	(0.5)

Total loans	10,622,499	10,002,478	620,021	6.2
Investment securities:
Taxable	2,474,791	2,431,713	43,078	1.8
Tax-exempt	827,669	831,130	(3,461)	(0.4)
Short-term investments	21,873	29,270	(7,397)	(25.3)

Securities and short-term investments	3,324,333	3,292,113	32,220	1.0

Total earning assets	13,946,832	13,294,591	652,241	4.9
Other assets	1,023,028	1,002,827	20,201	2.0

Total assets	$14,969,860	$14,297,418	$672,442	4.7%

LIABILITIES & STOCKHOLDERS’ EQUITY
Interest-bearing deposits:
Savings deposits	$928,147	$891,105	$37,042	4.2%
Interest-bearing demand deposits	1,827,304	1,118,546	708,758	63.4
Money market deposits	1,623,438	1,876,988	(253,550)	(13.5)
Time deposits, excluding Brokered CDs	3,063,873	3,263,766	(199,893)	(6.1)

Total interest-bearing deposits, excluding Brokered CDs	7,442,762	7,150,405	292,357	4.1
Brokered CDs	178,853	264,023	(85,170)	(32.3)

Total interest-bearing deposits	7,621,615	7,414,428	207,187	2.8
Short-term borrowings	2,136,819	2,309,082	(172,263)	(7.5)
Long-term funding	2,096,802	1,673,071	423,731	25.3

Total interest-bearing liabilities	11,855,236	11,396,581	458,655	4.0
Noninterest-bearing demand deposits	1,677,891	1,498,106	179,785	12.0
Accrued expenses and other liabilities	135,743	170,754	(35,011)	(20.5)
Stockholders’ equity	1,300,990	1,231,977	69,013	5.6

Total liabilities and stockholders’ equity	$14,969,860	$14,297,418	$672,442	4.7%

Provision for Loan Losses

The provision for loan losses in 2003 was $46.8 million. The provision for loan losses for 2002 was $50.7 million, and $28.2 million for 2001. At December 31, 2003, the allowance for loan losses was $177.6 million, compared to $162.5 million at December 31, 2002, and $128.2 million at December 31, 2001. Net charge offs were $31.7 million for 2003, compared to $28.3 million for 2002 and $20.2 million for 2001. Net charge offs as a percent of average loans were 0.30%, 0.28%, and 0.22% for 2003, 2002, and 2001, respectively. The ratio of the allowance for loan losses to total loans was 1.73%, up from 1.58% at December 31, 2002, and 1.42% at December 31, 2001. Nonperforming loans at December 31, 2003, were $121.5 million, compared to $99.3 million at December 31, 2002, and $52.1 million at December 31, 2001.

The provision for loan losses is predominantly a function of the methodology and other qualitative and quantitative factors used to determine the adequacy of the allowance for loan losses which focuses on changes in the size and character of the loan portfolio, changes in levels of impaired and other nonperforming loans, historical losses on each portfolio category, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing economic conditions, the fair value of underlying collateral, and other factors which could affect potential credit losses. See additional discussion under sections, “Allowance for Loan Losses,” and “Nonperforming Loans, Potential Problem Loans, and Other Real Estate Owned.”

Noninterest Income

Noninterest income was $246.4 million for 2003, $30.6 million or 14.2% higher than 2002. Fee income as a percentage of total revenues (defined as total noninterest income less gains or losses on asset and investment sales (“fee income”) divided by taxable equivalent net interest income plus fee income) was 31.3% for 2003 compared to 29.1% for 2002.

TABLE 6: Noninterest Income

	Years Ended December 31,			% Change From Prior Year
	2003	2002	2001	2003	2002
	($ in Thousands)
Trust service fees	$29,577	$27,875	$29,063	6.1%	(4.1)%
Service charges on deposit accounts	50,346	46,059	37,817	9.3	21.8
Mortgage banking	83,037	66,415	50,463	25.0	31.6
Credit card and other nondeposit fees	23,669	27,492	26,731	(13.9)	2.8
Retail commissions	25,571	18,264	16,872	40.0	8.3
Bank owned life insurance income	13,790	13,841	12,916	(0.4)	7.2
Other	18,174	15,644	15,765	16.2	(0.8)

Subtotal (“fee income”)	$244,164	$215,590	$189,627	13.3%	13.7%
Asset sale gains, net	1,569	657	1,997	N/M	N/M
Investment securities gains (losses), net	702	(427)	718	N/M	N/M

Total noninterest income	$246,435	$215,820	$192,342	14.2%	12.2%

N/M = not meaningful

Trust service fees for 2003 were $29.6 million, up $1.7 million (6.1%) from 2002. The change was predominantly the result of new business, increases in the fee structure on personal trust accounts, and an improving stock market. The market value of assets under management was $4.1 billion at December 31, 2003 compared to $3.5 billion at December 31, 2002, reflecting higher year-end equity values compared to 2002.

Service charges on deposit accounts were $50.3 million, $4.3 million (9.3%) higher than 2002. The increase was a function of higher volumes associated with the larger deposit account base, higher service charges on business accounts (attributable to lower earnings credit rates), and higher fees on overdrafts/nonsufficient funds.

Mortgage banking income consists of servicing fees, the gain or loss on sales of mortgage loans to the secondary market, and other related fees. Mortgage banking income was $83.0 million in 2003, an increase of $16.6 million or 25.0% over 2002. The increase was primarily a result of increased income associated with higher secondary mortgage loan production (mortgage loan production to be sold to the secondary market) and resultant sales. Secondary mortgage loan production was $4.3 billion for 2003, up 34.2% over the $3.2 billion for 2002. Gains on loan sales were up $14.1 million (the net of realized gains up $20.3 million and a $6.2 million decline in the fair value of the mortgage derivatives position). The mortgage portfolio serviced for others was $5.9 billion and $5.4 billion at December 31, 2003 and 2002, respectively.

Credit card and other nondeposit fees were $23.7 million for 2003, a decrease of $3.8 million or 13.9% from 2002, primarily attributable to lower merchant fees, given the merchant processing sale and services agreement consummated in March 2003. In February 2003, Associated entered into a 10-year agreement with an outside vendor to provide merchant processing services for Associated’s merchant customers. The agreement resulted in a gain of $3.4 million (recorded in other noninterest income) and replaces gross merchant discount fees with revenue sharing on new and existing merchant business over the life of the agreement. Thus, credit card fees were down $5.7 million versus 2002 (i.e. reduced merchant discount fees, offset partly by increased inclearing fees), while other nondeposit fees were up $1.9 million (primarily CFG-related advisory fees).

Retail commission income (which includes commissions from insurance and brokerage product sales) was $25.6 million, up $7.3 million or 40.0% compared to 2002. Other insurance revenues were up $8.6 million, while fixed annuities commissions decreased $2.0 million. Other insurance revenue was favorably impacted by the CFG acquisition but offset partly by lower loan insurance commissions, which were affected by legislation in late 2002 requiring single premium credit insurance premiums on loans with real estate to be collected based on monthly outstanding balances. Fixed annuities commissions declined during 2003, in part due to the prolonged low rate environment, customer preference for more attractive rate-driven products, and the recent recovery in the equity markets. Brokerage commissions, including variable annuities, were up $0.7 million, reflecting recent renewed customer interest in the stock market.

Other income was $18.2 million for 2003, an increase of $2.5 million over 2002. Other income for 2003 included a $1.5 million gain on the sale of out-of-market credit card accounts and a $3.4 million gain recognized in connection with the aforementioned credit card merchant processing sale and services agreement. Change in vendor arrangements for both ATM services and check printing lowered revenue (down $1.2 million and $0.6 million, respectively), while correspondingly lowered ATM and check printing costs (included in Other expense). Other income for 2002 included a $0.5 million gain on the sale of stock in a regional ATM network.

Asset sale gains for 2003 were $1.6 million, including a $1.3 million net premium on the sales of $17 million in deposits from two branches and a $0.4 million net gain on the sale of other real estate owned properties. Asset sale gains for 2002 were $0.7 million. Investment securities net gains for 2003 were $0.7 million, attributable to a $1.0 million gain on the sale of Sallie Mae stock, partially offset by of a $0.3 million other-than-temporary write down on a collateralized mortgage obligation (“CMO”) security. The 2002 investment securities net losses of $0.4 million included a $0.8 million other-than-temporary write down on the same CMO security.

Noninterest Expense

Total noninterest expense for 2003 was $388.7 million, an increase of $18.6 million or 5.0% over 2002.

TABLE 7: Noninterest Expense

	Years Ended December 31,			% Change From Prior Year
	2003	2002	2001	2003	2002
	($ in Thousands)
Personnel expense	$208,040	$189,066	$168,767	10.0%	12.0%
Occupancy	28,077	26,049	23,947	7.8	8.8
Equipment	12,818	14,835	14,426	(13.6)	2.8
Data processing	23,273	21,024	19,596	10.7	7.3
Business development and advertising	15,194	13,812	13,071	10.0	5.7
Stationery and supplies	6,705	7,044	6,921	(4.8)	1.8
FDIC expense	1,428	1,533	1,661	(6.8)	(7.7)
Mortgage servicing rights expense	29,553	30,473	19,987	(3.0)	52.5
Intangible amortization expense	2,961	2,283	1,867	29.7	22.3
Loan expense	7,550	14,555	11,176	(48.1)	30.2
Other	53,069	49,387	47,178	7.5	4.7

Subtotal	$388,668	$370,061	$328,597	5.0%	12.6%
Goodwill amortization	—	—	6,511	—	(100.0)

Total noninterest expense	$388,668	$370,061	$335,108	5.0%	10.4%

Personnel expense (including salary-related expenses and fringe benefit expenses) increased $19.0 million or 10.0% over 2002 and represented 53.5% of total noninterest expense in 2003 compared to 51.1% in 2002. Average full-time equivalent employees were 4,123 for 2003, compared to 4,072 for 2002. Total salary-related expenses increased $15.8 million or 10.9% in 2003, primarily due to the timing of acquisitions, increased severance, and merit increases between the years. Fringe benefits increased $3.2 million or 7.3% in 2003, attributable to the increased cost of premium based benefits (up $1.2 million or 8.1%) and other fringe benefit expenses commensurate with the salary-related expense increase.

Occupancy expense increased 7.8% to support the larger branch and office network, particularly attributable to the Signal and CFG acquisitions. Equipment expense declined principally in computer depreciation expense due to aging equipment and lower replacement costs. Data processing costs increased to $23.3 million, up $2.2 million or 10.7% over 2002, due to processing for a larger base operation, as well as web-based and other technology enhancements. Business development and advertising increased to $15.2 million for 2003, up $1.4 million or 10.0% compared to 2002.

Mortgage servicing rights expense includes both the amortization of the mortgage servicing rights asset and increases or decreases to the valuation allowance associated with the mortgage servicing rights asset. Mortgage servicing rights expense decreased by $0.9 million between 2003 and 2002, including a $12.3 million addition to the valuation allowance during 2003 (the net of a $15.8 million addition to the valuation allowance in the first nine months of 2003 and a $3.5 million reversal to the valuation allowance in the fourth quarter of 2003) versus a $17.6 million addition to the valuation allowance during 2002 and a $4.4 million increase in the amortization of the mortgage servicing rights asset. While the strong mortgage refinance activity benefited mortgage banking income, it increased the prepayment speeds of Associated’s mortgage portfolio serviced for others, a key factor behind the valuation of mortgage servicing rights. However, during the second half of 2003 (and particularly fourth quarter 2003), mortgage interest rates began to rise, slowing both prepayment speeds and mortgage refinance activity. See Note 1, “Summary of Significant Accounting Policies,” of the notes to consolidated financial statements for Associated’s accounting policy for mortgage servicing rights and section “Critical Accounting Policies.” Mortgage servicing rights are considered a critical accounting policy given that estimating the fair value of the mortgage servicing rights involves judgment, particularly of estimated prepayment speeds of the underlying mortgages serviced and the overall level of interest rates. Loan type and note rate are the predominant risk characteristics of the underlying loans used to stratify capitalized mortgage servicing rights for purposes of measuring impairment. A valuation allowance is established to the extent the carrying value of the mortgage servicing rights exceeds the estimated fair value by stratification. Net income could be affected if management’s estimates of the prepayment speeds or other factors differ materially from actual prepayments. An other-than-temporary impairment is recognized as a write-down of the mortgage servicing rights asset and the related valuation allowance (to the extent valuation reserve is available) and then against earnings. A direct write-down permanently reduces the carrying value of the mortgage servicing rights asset and valuation allowance, precluding subsequent recoveries. Mortgage servicing rights, included in other intangible assets on the consolidated balance sheet, were $42.5 million, net of a $22.6 million valuation allowance at December 31, 2003, and represented 72 bp of the $5.9 billion portfolio of residential mortgage loans serviced for others. See Note 5, “Goodwill and Other Intangible Assets,” of the notes to consolidated financial statements for additional disclosure.

Intangible amortization expense increased to $3.0 million, primarily due to additional core deposit and other intangible assets resulting from the Signal and CFG acquisitions. Loan expense was $7.6 million, down $7.0 million from 2002, predominantly due to lower merchant processing costs, given the sale of the merchant processing during the first quarter of 2003 (as noted in section “Noninterest Income”). Other expense was up $3.7 million over 2002, attributable primarily to a $2.5 million charge on commercial letters of credit given the deterioration of the financial condition of a borrower, and $1.1 million higher foreclosure costs (including a $0.5 million write down on one commercial other real estate owned property).

Income Taxes

Income tax expense for 2003 was $93.1 million, up $7.5 million from 2002 income tax expense of $85.6 million. Associated’s effective tax rate (income tax expense divided by income before taxes) was 28.9% in both 2003 and 2002.

See Note 1, “Summary of Significant Accounting Policies,” of the notes to consolidated financial statements for Associated’s income tax accounting policy and section “Critical Accounting Policies.” Income tax expense recorded in the consolidated statements of income involves interpretation and application of certain accounting pronouncements and federal and state tax codes, and is, therefore, considered a critical accounting policy. Associated undergoes examination by various taxing authorities. Such taxing authorities may require that changes in the amount of tax expense or valuation allowance be recognized when their interpretations differ from those of management, based on their judgments about information available to them at the time of their examinations. See Note 13, “Income Taxes,” of the notes to consolidated financial statements for more information.

BALANCE SHEET ANALYSIS

Loans

Total loans were $10.3 billion at December 31, 2003, relatively unchanged (down $11 million or 0.1%) from December 31, 2002. Commercial loans were $6.5 billion, up $188 million or 3.0%. Commercial loans grew to represent 63% of total loans at the end of 2003, up from 61% at year-end 2002. Home equity and other consumer loans combined grew $86 million or 5.4%, while residential mortgage loans decreased 11.7%, strongly influenced by lower interest rates and high refinance activity.

TABLE 8: Loan Composition

	As of December 31,
	2003		2002		2001		2000		1999
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	($ in Thousands)
Commercial, financial, and agricultural	$2,116,463	21%	$2,213,986	22%	$1,783,300	20%	$1,657,322	19%	$1,412,338	17%
Real estate construction	1,077,731	10	910,581	9	797,734	9	660,732	7	560,450	7
Commercial real estate	3,246,954	32	3,128,826	30	2,630,964	29	2,287,946	26	1,903,633	23
Lease financing	38,968	—	38,352	—	11,629	—	14,854	—	23,229	—

Commercial	6,480,116	63	6,291,745	61	5,223,627	58	4,620,854	52	3,899,650	47
Residential mortgage	2,145,227	21	2,430,746	24	2,524,199	28	3,158,721	35	3,274,767	39
Home equity	968,744	9	864,631	8	609,254	7	508,979	6	408,577	5

Residential real estate	3,113,971	30	3,295,377	32	3,133,453	35	3,667,700	41	3,683,344	44
Consumer	697,723	7	716,103	7	662,784	7	624,825	7	760,106	9

Total loans	$10,291,810	100%	$10,303,225	100%	$9,019,864	100%	$8,913,379	100%	$8,343,100	100%

Commercial, financial, and agricultural loans were $2.1 billion at the end of 2003, down $98 million or 4.4% since year-end 2002, and comprised 21% of total loans outstanding, down from 22% at the end of 2002. The commercial, financial, and agricultural loan classification primarily consists of commercial loans to middle market companies and small businesses. Loans of this type are in a diverse range of industries. The credit risk related to commercial loans is largely influenced by general economic conditions and the resulting impact on a borrower’s operations. Borrower demand in this loan sector has been cautious during 2003, and price competition has been strong. Within the commercial, financial, and agricultural classification, loans to finance agricultural production totaled only 0.3% of total loans at both December 31, 2003 and 2002.

Real estate construction loans grew $167 million or 18.4% to $1.1 billion, representing 10% of the total loan portfolio at the end of 2003, compared to $911 million or 9% at the end of 2002. Loans in this classification are primarily short-term interim loans that provide financing for the acquisition or development of commercial real estate, such as multifamily or other commercial development projects. Real estate construction loans are made to developers and project managers who are well known to Associated, have prior successful project experience, and are well capitalized. Projects undertaken by these developers are carefully reviewed by Associated to ensure that they are economically viable. Loans of this type are primarily made to customers based in Associated’s tri-state market in which Associated has a thorough knowledge of the local market economy. The credit risk associated with real estate construction loans is generally confined to specific geographic areas, but is also influenced by general economic conditions. Associated controls the credit risk on these types of loans by making loans in familiar markets to developers, underwriting the loans to meet the requirements of institutional investors in the secondary market, reviewing the merits of individual projects, controlling loan structure, and monitoring project progress and construction advances.

Commercial real estate includes loans secured by farmland, multifamily properties, and nonfarm/nonresidential real estate properties. Commercial real estate totaled $3.2 billion at December 31, 2003, up $118 million or 3.8% over December 31, 2002, and comprised 32% of total loans outstanding versus 30% at year-end 2002. Commercial real estate loans involve borrower characteristics similar to those discussed above for commercial loans and real estate construction projects. Loans of this type are mainly for business and industrial properties, multifamily properties, and community purpose properties. Loans are primarily made to customers based in Wisconsin, Illinois, and Minnesota. Credit risk is managed in a similar manner to commercial loans and real estate construction by employing sound underwriting guidelines, lending to borrowers in local markets and businesses, and formally reviewing the borrower’s financial soundness and relationship on an ongoing basis. In many cases Associated will take additional real estate collateral to further secure the overall lending relationship.

Residential real estate loans totaled $3.1 billion at the end of 2003, down $181 million or 5.5% from the prior year and comprised 30% of total loans outstanding versus 32% at year-end 2002. Loans in this classification include residential mortgage (which consists of conventional home mortgages and second mortgages) and home equity lines. Residential mortgage loans generally limit the maximum loan to 80% of collateral value. Residential mortgage loans were $2.1 billion at December 31, 2003, down $285 million or 11.7% compared to the prior year, principally due to high refinance activity prompted by lower interest rates and the subsequent sale of newer, fixed-rate loan production into the secondary market. Home equity lines grew by $104 million, or 12.0%, to $969 million in 2003, an attractive product to consumers given the lower rate environment and an area of emphasis in 2003.

Consumer loans to individuals totaled $698 million at December 31, 2003, down $18 million or 2.6% compared to 2002, representing 7% of the year-end loan portfolio. Consumer loans include short-term installment loans, direct and indirect automobile loans, recreational vehicle loans, credit card loans (which are primarily business-oriented), student loans, and other personal loans. Individual borrowers may be required to provide related collateral or a satisfactory endorsement or guaranty from another person, depending on the specific type of loan and the creditworthiness of the borrower. Credit risk for these types of loans is generally greatly influenced by general economic conditions, the characteristics of individual borrowers, and the nature of the loan collateral. Credit risk is primarily controlled by reviewing the creditworthiness of the borrowers as well as taking appropriate collateral and guaranty positions.

Factors that are important to managing overall credit quality are sound loan underwriting and administration, systematic monitoring of existing loans and commitments, effective loan review on an ongoing basis, early identification of potential problems, an adequate allowance for loan losses, and sound nonaccrual and charge off policies.

An active credit risk management process is used for commercial loans to further ensure that sound and consistent credit decisions are made. Credit risk is controlled by detailed underwriting procedures, comprehensive loan administration, and periodic review of borrowers’ outstanding loans and commitments. Borrower relationships are formally reviewed on an ongoing basis for early identification of potential problems. Further analyses by customer, industry, and geographic location are performed to monitor trends, financial performance, and concentrations.

The loan portfolio is widely diversified by types of borrowers, industry groups, and market areas within our primary three-state area. Significant loan concentrations are considered to exist for a financial institution when there are amounts loaned to numerous borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 2003, no significant concentrations existed in Associated’s portfolio in excess of 10% of total loans.

TABLE 9: Loan Maturity Distribution and Interest Rate Sensitivity

	Maturity (1)
December 31, 2003	Within 1 Year (2)	1-5 Years	After 5 Years	Total
	($ in Thousands)
Commercial, financial, and agricultural	$1,689,268	$382,076	$45,119	$2,116,463
Real estate construction	958,125	106,665	12,941	1,077,731

Total	$2,647,393	$488,741	$58,060	$3,194,194

Fixed rate	$1,384,682	$415,868	$58,060	$1,858,610
Floating or adjustable rate	1,262,711	72,873	—	1,335,584

Total	$2,647,393	$488,741	$58,060	$3,194,194

Percent by maturity distribution	83%	15%	2%	100%

(1)	Based upon scheduled principal repayments.
(2)	Demand loans, past due loans, and overdrafts are reported in the “Within 1 Year” category.

Allowance for Loan Losses

The loan portfolio is the primary asset subject to credit risk. Credit risks are inherently different for each loan type. Credit risk is controlled and monitored through the use of lending standards, a thorough review of potential borrowers, and on-going review of loan payment performance. Active asset quality administration, including early problem loan identification and timely resolution of problems, aids in the management of credit risk and minimization of loan losses. Credit risk management for each loan type is discussed briefly in the section entitled “Loans.”

The allowance for loan losses represents management’s estimate of an amount adequate to provide for probable credit losses in the loan portfolio at the balance sheet date. To assess the adequacy of the allowance for loan losses, an allocation methodology is applied by Associated which focuses on changes in the size and character of the loan portfolio, changes in levels of impaired or other nonperforming loans, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing economic conditions, underlying collateral, historical losses on each portfolio category, and other qualitative and quantitative factors which could affect probable credit losses. Assessing these factors involves significant judgment. Management considers the allowance for loan losses a critical accounting policy (see section “Critical Accounting Policies”). See management’s allowance for loan losses accounting policy in Note 1, “Summary of Significant Accounting Policies,” and Note 4, “Loans,” of the notes to consolidated financial statements for additional allowance for loan losses disclosures.

At December 31, 2003, the allowance for loan losses was $177.6 million, compared to $162.5 million at December 31, 2002, and $128.2 million at year-end 2001. As of December 31, 2003, the allowance for loan losses to total loans was 1.73% and covered 146% of nonperforming loans, compared to 1.58% and 164%, respectively, at December 31, 2002, and 1.42% and 246%, respectively, at December 31, 2001. Total loans were relatively unchanged at $10.3 billion for both December 31, 2003 and 2002, though commercial loans (defined as commercial real estate; commercial, financial and agricultural loans; real estate construction loans; and lease financing) grew $188 million. From year-end 2001 to 2002, loans were up $1.3 billion (with $760 million in loans from the Signal acquisition), with growth particularly in commercial loans (up $1.1 billion). With this growth and impacts of the sluggish economy on various borrowers, nonperforming loans trended upward, to $121.5 million at December 31, 2003, from $99.3 million and $52.1 million at year-end 2002 and 2001, respectively. Net charge offs were $31.7 million, $28.3 million and $20.2 million for 2003, 2002 and 2001, respectively. The provision for loan losses is predominantly a function of the result of the methodology and other qualitative and quantitative factors used to determine the adequacy of the allowance for loan losses. The provision for loan losses was $46.8 million, $50.7 million and $28.2 million for 2003, 2002 and 2001, respectively. Tables 10 and 11 provide additional information regarding activity in the allowance for loan losses, Table 12 provides additional information regarding nonperforming loans, and Table 8 provides information on loan growth and composition.

Net charge offs were $31.7 million or 0.30% of average loans for 2003, compared to $28.3 million or 0.28% of average loans for 2002, and $20.2 million or 0.22% of average loans for 2001 (see Table 10). The $3.4 million increase in net charge offs for 2003 compared to 2002 was primarily due to commercial net charge offs. Commercial net charge offs for 2003 were $24.3 million (up $4.0 million compared to 2002) and as a percent of total net charge offs were 76%, 72% and 76% for 2003, 2002 and 2001, respectively. Specifically, net charge offs of commercial real estate loans were $13.0 million, up $7.7 million over 2002, while net charge offs of commercial, financial, and agricultural loans were $9.7 million, down $3.7 million. Five commercial credits in the construction and hospitality industries accounted for approximately $16.5 million of the 2003 net charge offs. Several commercial credits with greater than $0.5 million charged off accounted for approximately $13.0 million of the 2002 net charge offs. Loans charged off are subject to continuous review, and specific efforts are taken to achieve maximum recovery of principal, accrued interest, and related expenses.

TABLE 10: Loan Loss Experience

	Years Ended December 31,
	2003	2002	2001	2000	1999
	($ in Thousands)
Allowance for loan losses, at beginning of year	$162,541	$128,204	$120,232	$113,196	$99,677
Balance related to acquisitions	—	11,985	—	—	8,016
Decrease from sale of credit card receivables	—	—	—	(4,216)	—
Provision for loan losses	46,813	50,699	28,210	20,206	19,243
Loans charged off:
Commercial, financial, and agricultural	12,780	14,994	11,268	1,679	2,222
Real estate construction	1,140	1,402	1,631	38	—
Commercial real estate	13,659	6,124	3,578	795	927
Lease financing	385	268	78	3	2
Residential real estate	3,276	3,292	1,262	2,923	2,545
Consumer	5,867	6,099	4,822	5,717	10,925

Total loans charged off	37,107	32,179	22,639	11,155	16,621
Recoveries of loans previously charged off:
Commercial, financial, and agricultural	3,054	1,608	1,013	772	726
Real estate construction	3	3	—	—	1
Commercial real estate	633	787	242	153	364
Lease financing	—	74	—	—	35
Residential real estate	359	141	192	297	291
Consumer	1,326	1,219	954	979	1,464

Total recoveries	5,375	3,832	2,401	2,201	2,881

Net loans charged off	31,732	28,347	20,238	8,954	13,740

Allowance for loan losses, at end of year	$177,622	$162,541	$128,204	$120,232	$113,196

Ratio of allowance for loan losses to net charge offs	5.6	5.7	6.3	13.4	8.2
Ratio of net charge offs to average loans	0.30%	0.28%	0.22%	0.10%	0.18%
Ratio of allowance for loan losses to total loans at end of year	1.73%	1.58%	1.42%	1.35%	1.36%

TABLE 11: Allocation of the Allowance for Loan Losses

	As of December 31,
	2003	% of Loan Type to Total Loans	2002	% of Loan Type to Total Loans	2001	% of Loan Type to Total Loans	2000	% of Loan Type to Total Loans	1999	% of Loan Type to Total Loans
	($ in Thousands)
Commercial real estate	$69,947	32%	$57,010	30%	$47,810	29%	$25,925	26%	*	*
Residential real estate	15,784	30	17,778	32	14,084	35	25,236	41	*	*

Real estate – mortgage	85,731	62	74,788	62	61,894	64	51,161	67	$50,267	67%
Commercial, financial, & agricultural	63,939	21	64,965	22	44,071	20	45,571	19	31,648	17
Real estate construction	10,777	10	9,106	9	7,977	9	6,531	7	5,605	7
Consumer	7,449	7	4,613	7	5,683	7	6,194	7	14,904	9
Lease financing	234	—	230	—	327	—	149	—	184	—
Unallocated	9,492	—	8,839	—	8,252	—	10,626	—	10,588	—

Total allowance for loan losses	$177,622	100%	$162,541	100%	$128,204	100%	$120,232	100%	$113,196	100%

*	The additional breakdown between commercial and residential real estate was not available.

The change in the allowance for loan losses is a function of a number of factors, including but not limited to changes in the loan portfolio (see Table 8), net charge offs (see Table 10), and nonperforming loans (see

Table 12). As previously discussed, total loans from year-end 2002 to 2003 were relatively flat (down $11 million or 0.1%); however, the loan mix shifted. During 2003 the commercial loan portfolio grew to represent 63% of total loans at year-end 2003 compared to 61% last year-end. This segment of the loan portfolio carries greater inherent credit risk (described under section “Loans”). With growth particularly in commercial loans and impacts of the sluggish economy on various borrowers, nonperforming loans to total loans grew to 1.18% for 2003 compared to 0.96% for 2002. Net charge offs for 2003 increased to $31.7 million, with the majority of the increase attributable to charge offs in the commercial loan portfolio.

The allocation of Associated’s allowance for loan losses for the last five years is shown in Table 11. The allocation methodology applied by Associated, designed to assess the adequacy of the allowance for loan losses, focuses on changes in the size and character of the loan portfolio, changes in levels of impaired and other nonperforming loans, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing economic conditions, underlying collateral, historical losses on each portfolio category, and other qualitative and quantitative factors. Because each of the criteria used is subject to change, the allocation of the allowance for loan losses is made for analytical purposes and is not necessarily indicative of the trend of future loan losses in any particular loan category. The total allowance is available to absorb losses from any segment of the portfolio. Management continues to target and maintain the allowance for loan losses equal to the allocation methodology plus an unallocated portion, as determined by economic conditions and other qualitative and quantitative factors affecting Associated’s borrowers. Management allocates the allowance for loan losses for credit losses by pools of risk. The commercial loan allocations are based on a quarterly review of individual loans, loan types, and industries. The retail loan (residential mortgage, home equity, and consumer) allocation is based primarily on analysis of historical delinquency and charge off statistics and trends. Minimum loss factors used by Associated for criticized loan categories are consistent with regulatory agency factors. Loss factors for non-criticized loan categories are based primarily on loan type, historical loan loss experience, and industry statistics. The mechanism used to address differences between estimated and actual loan loss experience includes review of recent nonperforming loan trends, underwriting trends, external factors, and management’s judgment relating to current assumptions.

The allocation methods used for December 31, 2003 and 2002 were comparable. Factors used for criticized loans (defined as specific loans warranting either specific allocation or a criticized status of watch, special mention, substandard, doubtful or loss), as well as for non-criticized loan categories, were unchanged between the years. At both December 31, 2003 and 2002, current economic conditions carried various uncertainties requiring management’s judgment as to the impact on the business results of numerous individual borrowers and certain industries. Additionally, the pace at which the financial results of a borrower’s company can take a downturn from challenging and varied economic conditions continued to be a factor for both years. At year-end 2003, 57% of the allowance (compared to 55% at year-end 2002) was allocated to criticized loans, including $10 million of allowance identified for a previously disclosed commercial manufacturing credit ($17 million outstanding at December 31, 2003) for which management had doubts concerning the future collectibility of the loan. The primary shift in the allowance allocation was the amount allocated to commercial real estate loans at year-end 2003, which was $69.9 million, representing 39% (compared to 35% at year-end 2002) of the allowance for loan losses. A greater amount of these loans were in criticized categories (10% versus 9% at year-end 2002); charge offs of this loan type increased (to $13.7 million for 2003, more than double) between the years; these loans represented 44% of nonperforming loans (compared to 24% at year-end 2002); and commercial real estate loans grew to represent 32% of total loans at December 31, 2003 (compared to 30% at year-end 2002). As noted under the section “Loans,” the credit risk of this loan category is largely influenced by the impact on borrowers of general economic conditions, which have been noted to be challenging and uncertain. The allowance allocated to commercial, financial, and agricultural loans was $63.9 million at year-end 2003, representing 36% (versus 40% at year-end 2002) of the allowance for loan losses. Commercial, financial and agricultural loans declined 4.4% since year-end 2002, to represent 21% of total loans at December 31, 2003 compared to 22% at December 31, 2002; net charge offs were $9.7 million (down $3.7 million); and as a percent of nonperforming loans, these loans represented 36% (versus 48% at year-end 2002).

The allocation methods used for December 31, 2002 and 2001 were comparable. Factors used for criticized loans, as well as for non-criticized loan categories, were unchanged between the years. At both December 31, 2002 and 2001, current economic conditions carried various uncertainties requiring management’s judgment as to the possible impact to individual borrowers. Thus, at year-end 2002, 55% of the allowance (compared to 48% at year-end 2001) was allocated to criticized loans, including $10 million of allowance identified for a $21 million commercial manufacturing credit for which management had doubts concerning the future collectibility of the loan given current economic conditions. While the payments for this credit were current during 2002, the credit was added to nonaccrual loans during second quarter 2002. The primary shift in the allowance allocation was the amount allocated to commercial, financial, and agricultural loans at year-end 2002 which was $65.0 million, representing 40% (compared to 34% at year-end 2001) of the allowance for loan losses. A greater amount of these loans were in criticized categories (22% versus 18% at year-end 2001); charge offs of this loan type have increased (to $15.0 million for 2002, up 33%) between the years; these loans represented 48% of nonperforming loans (compared to 26% last year-end); and commercial, financial, and agricultural loans grew to represent 22% of total loans at December 31, 2002 (compared to 20% at year-end 2001). The allowance allocated to commercial real estate was 35% at year-end 2002, down from 37% at year-end 2001. In 2001 for this category, a greater amount of these loans were in criticized loan categories, which materialized into greater charge offs during 2002 (see Table 10). While commercial real estate loans grew 18.9% since year-end 2001, they represented 30% of total loans at December 31, 2002, relatively unchanged from 29% last year.

Management believes the allowance for loan losses to be adequate at December 31, 2003.

Consolidated net income could be affected if management’s estimate of the allowance for loan losses is subsequently materially different, requiring additional or less provision for loan losses to be recorded. Management carefully considers numerous detailed and general factors, its assumptions, and the likelihood of materially different conditions that could alter its assumptions. While management uses currently available information to recognize losses on loans, future adjustments to the allowance for loan losses may be necessary based on changes in economic conditions and the impact of such change on Associated’s borrowers. As an integral part of their examination process, various regulatory agencies also review the allowance for loan losses. Such agencies may require that certain loan balances be charged off when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examination.

Nonperforming Loans, Potential Problem Loans, and Other Real Estate Owned

Management is committed to an aggressive nonaccrual and problem loan identification philosophy. This philosophy is implemented through the ongoing monitoring and review of all pools of risk in the loan portfolio to ensure that problem loans are identified quickly and the risk of loss is minimized.

Nonperforming loans are considered one indicator of potential future loan losses. Nonperforming loans are defined as nonaccrual loans, loans 90 days or more past due but still accruing, and restructured loans. Associated specifically excludes from its definition of nonperforming loans student loan balances that are 90 days or more past due and still accruing and that have contractual government guarantees as to collection of principal and interest. Associated had approximately $13.0 million and $20.2 million at December 31, 2003 and 2002, respectively, of nonperforming student loans.

Loans are generally placed on nonaccrual status when contractually past due 90 days or more as to interest or principal payments. Additionally, whenever management becomes aware of facts or circumstances that may adversely impact the collectibility of principal or interest on loans, it is management’s practice to place such loans on nonaccrual status immediately, rather than delaying such action until the loans become 90 days past due. Previously accrued and uncollected interest on such loans is reversed, amortization of related loan fees is suspended, and income is recorded only to the extent that interest payments are subsequently received in cash and a determination has been made that the principal balance of the loan is collectible. If collectibility of the principal is in doubt, payments received are applied to loan principal.

Loans past due 90 days or more but still accruing interest are also included in nonperforming loans. Loans past due 90 days or more but still accruing are classified as such where the underlying loans are both well secured (the collateral value is sufficient to cover principal and accrued interest) and are in the process of collection. Also included in nonperforming loans are “restructured” loans. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate.

TABLE 12: Nonperforming Loans and Other Real Estate Owned

	December 31,
	2003	2002	2001	2000	1999
	($ in Thousands)
Nonaccrual loans	$113,944	$94,132	$48,238	$41,045	$32,076
Accruing loans past due 90 days or more	7,495	3,912	3,649	6,492	4,690
Restructured loans	43	1,258	238	159	148

Total nonperforming loans	$121,482	$99,302	$52,125	$47,696	$36,914
Other real estate owned	5,457	11,448	2,717	4,032	3,740

Total nonperforming assets	$126,939	$110,750	$54,842	$51,728	$40,654

Ratios at year end:
Nonperforming loans to total loans	1.18%	0.96%	0.58%	0.54%	0.44%
Nonperforming assets to total assets	0.83%	0.74%	0.40%	0.39%	0.32%
Allowance for loan losses to nonperforming loans	146%	164%	246%	252%	307%
Allowance for loan losses to total loans at end of year	1.73%	1.58%	1.42%	1.35%	1.36%

Nonperforming loans at December 31, 2003, were $121.5 million, compared to $99.3 million at December 31, 2002, and $52.1 million at December 31, 2001. The ratio of nonperforming loans to total loans at the end of 2003 was 1.18%, as compared to 0.96% and 0.58% at December 31, 2002 and 2001, respectively. Of the $22.2 million increase in nonperforming loans between year-end 2002 and 2003, nonaccrual loans increased $19.8 million and accruing loans past due 90 days or more increased $3.6 million, while restructured loans decreased $1.2 million. Of the $47.2 million increase in nonperforming loans between year-end 2001 and 2002, nonaccrual loans increased $45.9 million, restructured loans increased $1.0 million, and accruing loans past due 90 days or more increased $0.3 million. Associated’s allowance for loan losses to nonperforming loans was 146% at year-end 2003, down from 164% at year-end 2002 and 246% at year-end 2001.

The upward trend in nonperforming loans was primarily due to increases in commercial nonperforming loans, and mostly due to specific larger commercial credits. Commercial nonaccrual loans were $95.8 million at December 31, 2003 (up $22.8 million from year-end 2002), and represented 84%, 78%, and 67% of total nonaccrual loans at year-end 2003, 2002, and 2001, respectively. Additionally, accruing commercial loans past due 90 days or more were $5.8 million at December 31, 2003, and represented 77%, 27%, and 47% of total accruing loans past due 90 days or more at year-end 2003, 2002 and 2001, respectively.

For year-end 2003 versus 2002, the $22.8 million increase in commercial nonaccrual loans was predominantly attributable to the addition, during the second quarter of 2003, of two large commercial credits (totaling approximately $20 million at December 31, 2003, one in the construction industry and one in the hospitality industry). The $3.6 million increase from year-end 2002 to year-end 2003 in accruing loans past due 90 days or more was primarily attributable to one large commercial credit ($2.5 million at December 31, 2003), while the decrease in restructured loans was due to one large commercial credit that was transferred to nonaccrual status and subsequently charged off.

For year-end 2002 versus 2001, the increase in commercial nonaccrual loans was predominantly attributable to the addition of a previously disclosed commercial manufacturing relationship (totaling $21 million at year-end

2002) for which payments were current; however, Associated had doubts concerning the future collectibility of the loan and set aside $10 million of the allowance for loan losses for this credit. This credit remains in the commercial portfolio at December 31, 2003 ($17 million outstanding) with continued concerns of collectibility and $10 million of the allowance for loan losses set aside. The remaining rise in nonaccrual loans for 2002 was primarily attributable to the commercial loan portfolio, but not concentrated within any industry.

Other real estate owned decreased to $5.5 million at December 31, 2003, compared to $11.4 million and $2.7 million at year-end 2002 and 2001, respectively. The change in other real estate owned was predominantly due to the addition and subsequent sale of commercial real estate properties. An $8.0 million property was added during 2002, while three other commercial properties (at $1.1 million, $1.5 million, and $2.7 million) were added during 2003. The $1.5 million property was sold during the second quarter of 2003 (at a net loss of $0.6 million), the $8.0 million property was sold during the third quarter of 2003 (at a net gain of $1.0 million), and the $2.7 million property was sold during the fourth quarter of 2003 (at a small gain). Also during fourth quarter 2003, a $0.5 million write down was recorded in other noninterest expense on another commercial property in other real estate owned. Net gains on sales of other real estate owned were $472,000, $53,000, and $643,000 for 2003, 2002, and 2001, respectively. Management actively seeks to ensure properties held are monitored to minimize Associated’s risk of loss.

The following table shows, for those loans accounted for on a nonaccrual basis and restructured loans for the years ended as indicated, the gross interest that would have been recorded if the loans had been current in accordance with their original terms and the amount of interest income that was included in interest income for the period.

TABLE 13: Foregone Loan Interest

	Years Ended December 31,
	2003	2002	2001
	($ in Thousands)
Interest income in accordance with original terms	$7,620	$6,866	$4,840
Interest income recognized	(2,898)	(4,313)	(2,694)

Reduction in interest income	$4,722	$2,553	$2,146

Potential problem loans are certain loans bearing risk ratings by management that are not in nonperforming status but where there are doubts as to the ability of the borrower to comply with present repayment terms. The decision of management to include performing loans in potential problem loans does not necessarily mean that Associated expects losses to occur but that management recognizes a higher degree of risk associated with these loans. The level of potential problem loans is another predominant factor in determining the relative level of risk in the loan portfolio and in the determination of the level of the allowance for loan losses. The loans that have been reported as potential problem loans are not concentrated in a particular industry but rather cover a diverse range of businesses. At December 31, 2003, potential problem loans totaled $245 million, compared to $212 million at December 31, 2002. The $33 million increase from December 31, 2002 to December 31, 2003, is primarily attributable to deterioration in certain loans in the commercial manufacturing sector (accountable for approximately $28 million of the increase).

Investment Securities Portfolio

The investment securities portfolio is intended to provide Associated with adequate liquidity, flexibility in asset/liability management, a source of stable income, and is structured with minimum credit exposure to Associated. Investment securities classified as available for sale are carried at fair market value in the consolidated balance sheet. At December 31, 2003, the total carrying value of investment securities represented 25% of total assets, compared to 22% at year-end 2002. On average, the investment portfolio represented 24% and 25% of average earning assets for 2003 and 2002, respectively.

The classification of securities as held to maturity or available for sale is determined at the time of purchase. Associated generally classifies investment purchases as available for sale, consistent with Associated’s investment philosophy of maintaining flexibility to manage the investment portfolio, particularly in light of asset/liability management strategies, possible securities sales in response to changes in interest rates or prepayment risk, the need to manage liquidity or regulatory capital, and other factors.

TABLE 14: Investment Securities Portfolio

	At December 31,
	2003	2002	2001
	($ in Thousands)
Investment Securities Available for Sale:
U.S. Treasury securities	$36,588	$44,967	$15,071
Federal agency securities	167,859	222,787	196,175
Obligations of state and political subdivisions	868,974	851,710	847,887
Mortgage-related securities	2,232,920	1,672,542	1,642,851
Other securities (debt and equity)	368,388	440,126	414,399

Total amortized cost	$3,674,729	$3,232,132	$3,116,383

Total fair value and carrying value	$3,773,784	$3,362,669	$3,197,021

At December 31, 2003 and 2002, mortgage-related securities (which include predominantly mortgage-backed securities and collateralized mortgage obligations) represented 59.2% and 50.7%, respectively, of total investment securities based on carrying value. The fair value of mortgage-related securities are subject to inherent risks based upon the future performance of the underlying collateral (i.e., mortgage loans) for these securities, such as prepayment risk and interest rate changes.

At December 31, 2003, Associated’s securities portfolio did not contain securities of any single issuer that were payable from and secured by the same source of revenue or taxing authority where the aggregate carrying value of such securities exceeded 10% of stockholders’ equity or approximately $135 million (stockholders’ equity was $1.3 billion at December 31, 2003).

During 2002, a CMO (included in mortgage-related securities) was determined to have an other-than-temporary impairment that resulted in a write down on the security of $0.8 million during 2002 and $0.3 million during 2003 based on continued evaluation. See Note 3, “Investment Securities,” of the notes to consolidated financial statements for more information.

TABLE 15: Investment Securities Portfolio Maturity Distribution (1) – At December 31, 2003

	Investment Securities Available for Sale - Maturity Distribution and Weighted Average Yield
	Within one year		After one but within five years		After five but Within ten years		After ten years		Mortgage-related and equity securities		Total Amortized Cost		Total Fair Value
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount
	($ in Thousands)
U. S. Treasury securities	$25,377	3.33%	11,211	1.88%	—	—	—	—	—	—	$36,588	2.88%	$36,759
Federal agency securities	101,170	5.27	51,566	5.52	15,123	3.78%	—	—	—	—	167,859	5.21	172,713
Obligations of states and political subdivisions (2)	51,812	7.08	225,393	6.83	298,596	7.10	293,173	7.81%	—	—	868,974	7.27	927,485
Other debt securities	62,258	3.21	143,671	6.14	—	—	10,000	2.25	—	—	215,929	5.11	228,505
Mortgage-related securities	—	—	—	—	—	—	—	—	2,232,920	4.43%	2,232,920	4.43	2,233,412
Equity securities	—	—	—	—	—	—	—	—	152,459	6.28	152,459	6.28	174.910

Total amortized cost	$240,617	4.97%	$431,841	6.22%	$313,719	6.86%	$303,173	7.63%	$2,385,379	4.55%	$3,674,729	5.24%	$3,773,784

Total fair value	$245,135		$459,887		$334,387		$326,053		$2,408,322				$3,773,784

(1)	Expected maturities will differ from contractual maturities, as borrowers may have the right to call or repay obligations with or without call or prepayment penalties.
(2)	Yields on tax-exempt securities are computed on a taxable equivalent basis using a tax rate of 35% and have not been adjusted for certain disallowed interest deductions.

Deposits

Deposits are Associated’s largest source of funds. See also section “Liquidity.” Associated competes with other bank and nonbank institutions, as well as with investment alternatives such as money market or other mutual funds and brokerage houses for deposits. Associated’s nonbrokered deposit growth was impacted by competitive factors, as well as other investment opportunities available to customers. During both 2003 and 2002, Associated has actively marketed its transaction accounts (business demand deposits, interest-bearing demand deposits, and money market accounts), which offer competitive, market-indexed rates and greater customer flexibility. Additionally, customer preference to keep funds more liquid in this prolonged low rate environment has aided general deposit growth.

At December 31, 2003, deposits were $9.8 billion, up $668 million or 7.3% over December 31, 2002. The sale of two branches during 2003 reduced deposits by $17 million. Selected period-end deposit information is detailed in Note 7, “Deposits,” of the notes to consolidated financial statements, including a maturity distribution of all time deposits at December 31, 2003. A maturity distribution of certificates of deposit and other time deposits of $100,000 or more at December 31, 2003, is shown in Table 17. Table 16 summarizes the distribution of average deposit balances.

The mix of deposits changed during 2003 as customers reacted to prolonged low and uncertain interest rates as well as unsteady market conditions. At December 31, 2003, noninterest-bearing demand deposits were 18% of deposits, compared to 19% at year-end 2002. Interest-bearing transaction accounts (savings, interest-bearing demand, and money market deposits) grew to 49% of deposits versus 45% at the end of 2002. Given the lower interest rate environment and scheduled maturities, total time deposits declined to 33% of deposits at year-end 2003 compared to 36% at year-end 2002.

On average, deposits were $9.3 billion for 2003, up $387 million or 4.3% over the average for 2002. Average nonbrokered deposits for 2003 were $9.1 billion, up $472 million or 5.5% compared to 2002.

TABLE 16: Average Deposits Distribution

	2003		2002		2001
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	($ in Thousands)
Noninterest-bearing demand deposits	$1,677,891	18%	$1,498,106	17%	$1,166,495	14%
Interest-bearing demand deposits	1,827,304	20	1,118,546	12	799,451	9
Savings deposits	928,147	10	891,105	10	839,417	10
Money market deposits	1,623,438	17	1,876,988	21	1,722,242	20
Brokered certificates of deposit	178,853	2	264,023	3	404,686	5
Other time and certificates of deposit	3,063,873	33	3,263,766	37	3,648,942	42

Total deposits	$9,299,506	100%	$8,912,534	100%	$8,581,233	100%

Nonbrokered deposits	$9,120,653	98%	$8,648,511	97%	$8,176,547	95%

TABLE 17: Maturity Distribution-Certificates of Deposit and Other Time Deposits of $100,000 or More

	December 31, 2003
	Certificates of Deposit	Other Time Deposits
	($ in Thousands)
Three months or less	$457,495	$59,524
Over three months through six months	112,144	34,575
Over six months through twelve months	76,760	25,000
Over twelve months	233,051	—

Total	$879,450	$119,099

Other Funding Sources

Other funding sources, including short-term borrowings, long-term debt, and company-obligated mandatorily redeemable preferred securities (“wholesale funds”), were $4.0 billion at December 31, 2003, down $0.5 billion from $4.5 billion at December 31, 2002. See also section “Liquidity.” Short-term borrowings decreased $461 million, primarily in Federal funds purchased and securities sold under agreements to repurchase. Short-term borrowings are primarily comprised of Federal funds purchased; securities sold under agreements to repurchase; short-term Federal Home Loan Bank advances; notes payable to banks; and treasury, tax, and loan notes. The Federal Home Loan Bank advances included in short-term borrowings are those with original maturities of less than one year. The treasury, tax, and loan notes are demand notes representing secured borrowings from the U.S. Treasury, collateralized by qualifying securities and loans. The funds are placed with the subsidiary banks at the discretion of the U.S. Treasury and may be called at any time. See Note 8, “Short-term Borrowings,” of the notes to consolidated financial statements for additional information on short-term borrowings, and Table 18 for specific disclosure required for major short-term borrowing categories. Long-term debt at December 31, 2003, was $1.9 billion, down $55 million from December 31, 2002, due primarily to the issuance of $50 million of bank notes, $203 million of long-term repurchase agreements, and $250 million of long-term Federal Home Loan Bank advances, net of the repayments of $302 million of long-term Federal Home Loan Bank advances and $250 million of bank notes. See Note 9, “Long-term Debt,” of the notes to consolidated financial statements for additional information on long-term debt. In addition, during 2002 Associated issued $175 million of company-obligated mandatorily redeemable preferred securities. See Note 10, “Company-Obligated Mandatorily Redeemable Preferred Securities,” of the notes to consolidated financial statements for additional information on the preferred securities and details regarding the impact of recent accounting pronouncements requiring the deconsolidation of the preferred securities.

Wholesale funds on average were $4.2 billion for 2003, up $251 million or 6.3% over 2002. The mix of wholesale funding continued to shift toward longer-term instruments, with average long-term funding representing 49.5% of wholesale funds compared to 42.0% in 2002, in response to certain asset/liability objectives and low interest rates. Within the short-term borrowing categories, average Federal funds purchased and securities sold under agreements to repurchase were down $237 million, while other short-term borrowing sources were up $65 million.

TABLE 18: Short-Term Borrowings

	December 31,
	2003	2002	2001
	($ in Thousands)
Federal funds purchased and securities sold under agreements to repurchase:
Balance end of year	$1,340,996	$2,240,286	$1,691,152
Average amounts outstanding during year	1,821,220	2,058,163	1,839,336
Maximum month-end amounts outstanding	2,235,928	2,264,557	2,298,320
Average interest rates on amounts outstanding at end of year	1.05%	1.49%	2.22%
Average interest rates on amounts outstanding during year	1.28%	2.05%	4.19%
Federal Home Loan Bank advances:
Balance end of year	$—	$100,000	$300,000
Average amounts outstanding during year	76,441	147,945	722,466
Maximum month-end amounts outstanding	100,000	400,000	850,000
Average interest rates on amounts outstanding at end of year	—	1.66%	3.15%
Average interest rates on amounts outstanding during year	1.66%	1.91%	6.25%

Liquidity

The objective of liquidity management is to ensure that Associated has the ability to generate sufficient cash or cash equivalents in a timely and cost-effective manner to meet its commitments as they fall due. Funds are available from a number of sources, primarily from the core deposit base and from loans and securities repayments and maturities. Additionally, liquidity is provided from sales of the securities portfolio, lines of credit with major banks, the ability to acquire large and brokered deposits, and the ability to securitize or package loans for sale.

Associated’s liquidity management framework includes measurement of several key elements, such as wholesale funding as a percent of total assets and liquid assets to short-term wholesale funding. Associated’s liquidity framework also incorporates contingency planning to assess the nature and volatility of funding sources and to determine alternatives to these sources. The contingency plan would be activated to ensure Associated’s funding commitments could be met in the event of general market disruption or adverse economic conditions.

Strong capital ratios, credit quality, and core earnings are essential to retaining high credit ratings and, consequently, cost-effective access to the wholesale funding markets. A downgrade or loss in credit ratings could have an impact on Associated’s ability to access wholesale funding at favorable interest rates. As a result, capital ratios, asset quality measurements, and profitability ratios are monitored on an ongoing basis as part of the liquidity management process.

TABLE 19: Credit Ratings at December 31, 2003

	Moody’s	S&P	Fitch Ratings
Bank short-term	P1	A2	F1
Bank long-term	A2	A-	A-
Corporation short-term	P2	A2	F1
Corporation long-term	A3	BBB+	A-
Subordinated debt long-term	Baa1	BBB	BBB+

While core deposits and loan and investment repayment are principal sources of liquidity, funding diversification is another key element of liquidity management. Diversity is achieved by strategically varying depositor type, term, funding market, and instrument. As noted above, the Parent Company and certain subsidiary banks are rated by Moody’s, Standard and Poor’s (S&P), and Fitch. These ratings, along with Associated’s other ratings, provide opportunity for greater funding capacity and funding alternatives.

The Parent Company manages its liquidity position to provide the funds necessary to pay dividends to shareholders, service debt, invest in subsidiaries, repurchase common stock, and satisfy other operating requirements. The Parent Company’s primary funding sources to meet its liquidity requirements are dividends and service fees from subsidiaries, borrowings with major banks, commercial paper issuance, and proceeds from the issuance of equity. Dividends received in cash from subsidiaries totaled $179.5 million in 2003 and represent a primary funding source. At December 31, 2003, $136.8 million in dividends could be paid to the parent by its subsidiaries without obtaining prior regulatory approval, subject to the capital needs of the banks. As discussed in Item 1, the subsidiary banks are subject to regulation and, among other things, may be limited in their ability to pay dividends or transfer funds to the Parent Company. Accordingly, consolidated cash flows as presented in the consolidated statements of cash flows may not represent cash immediately available for the payment of cash dividends to the shareholders or for other cash needs.

In addition to dividends and service fees from subsidiaries, the Parent Company has multiple funding sources that could be used to increase liquidity and provide additional financial flexibility. These sources include a revolving credit facility, commercial paper, and two shelf registrations to issue debt and preferred securities or a combination thereof. The Parent Company has available a $100 million revolving credit facility with established lines of credit from nonaffiliated banks, of which $100 million was available at December 31, 2003. In addition, $200 million of commercial paper was available at December 31, 2003, under the Parent Company’s $200 million commercial paper program.

In May 2002, the Parent Company filed a “shelf” registration statement under which the Parent Company may offer up to $300 million of trust preferred securities. In May 2002 $175 million of trust preferred securities were issued, bearing a 7.625% fixed coupon rate. At December 31, 2003, $125 million was available under the trust preferred shelf. In May 2001, the Parent Company filed a “shelf” registration statement whereby the Parent Company may offer up to $500 million of any combination of the following securities, either separately or in units: debt securities, preferred stock, depositary shares, common stock, and warrants. In August 2001, the Parent Company issued $200 million in a subordinated note offering, bearing a 6.75% fixed coupon rate and 10-year maturity. At December 31, 2003, $300 million was available under the shelf registration.

Investment securities are an important tool to Associated’s liquidity objective. As of December 31, 2003, all securities are classified as available for sale and are reported at fair value on the consolidated balance sheet. Of the $3.8 billion investment portfolio, $1.6 billion were pledged to secure certain deposits, Federal Home Loan Bank advances, or for other purposes as required or permitted by law. The remaining securities could be pledged or sold to enhance liquidity, if necessary.

The bank subsidiaries have a variety of funding sources (in addition to key liquidity sources, such as core deposits, loan and investment portfolio repayments and maturities, and loan and investment portfolio sales) available to increase financial flexibility. A $2 billion bank note program associated with Associated Bank, National Association, was established during 2000. Under this program, short-term and long-term debt may be issued. As of December 31, 2003, $300 million of long-term bank notes and $200 million of short-term bank notes were outstanding. At December 31, 2003, $1.5 billion was available under this program. The banks have also established federal funds lines with major banks totaling approximately $3.6 billion and the ability to borrow from the Federal Home Loan Bank ($0.9 billion was outstanding at December 31, 2003). In addition, the bank subsidiaries also accept Eurodollar deposits, issue institutional certificates of deposit, and from time to time offer brokered certificates of deposit.

As reflected in Table 22, Associated has various financial obligations, including contractual obligations and other commitments, which may require future cash payments. The relatively shorter maturities in time deposits is not out of the ordinary to Associated’s experience of its customer base preference. While the time deposits indicate shorter maturities and a declining trend (largely due to the reduced attractiveness of time deposits in the prolonged low rate environment), liquidity was supported by strong growth in non-time deposits. Continued strategic emphasis on deposit growth should further support this liquidity source. Associated has been purposely extending its long-term funding sources primarily to take advantage of extending maturities in the low rate environment. While this commits Associated contractually to future cash payments, it is supportive of interest rate risk and liquidity management strategies. As a financial services provider, Associated routinely enters into commitments to extend credit. While contractual obligations represent future cash requirements of Associated, a significant portion of commitments to extend credit may expire without being drawn upon.

For the year ended December 31, 2003, net cash provided from operating and financing activities was $496.8 million and $9.1 million, respectively, while investing activities used net cash of $551.0 million, for a net decrease in cash and cash equivalents of $45.1 million since year-end 2002. Generally, during 2003, deposit growth was strong, while net asset growth since year-end 2002 was moderate (up 1.4%). Thus, the reliance on other funding sources was reduced, particularly short-term borrowings and long-term debt. The deposit growth provided for the repayment of short-term borrowings and long-term debt, common stock repurchases, and the payment of cash dividends to Associated’s shareholders.

For the year ended December 31, 2002, net cash provided from operating and financing activities was $298.6 million and $75.8 million, respectively, while investing activities used net cash of $534.8 million, for a net decrease in cash and cash equivalents of $160.4 million since year-end 2001. Generally, during 2002, anticipated maturities of time deposits occurred and net asset growth since year-end 2001 was up due to the Signal acquisition. Other funding sources were utilized, particularly long-term debt, to finance the Signal acquisition, replenish the net decrease in deposits, repay short-term borrowings, provide for common stock repurchases, and pay cash dividends to Associated’s shareholders.

Quantitative and Qualitative Disclosures about Market Risk

Market risk arises from exposure to changes in interest rates, exchange rates, commodity prices, and other relevant market rate or price risk. Associated faces market risk in the form of interest rate risk through other than trading activities. Market risk from other than trading activities in the form of interest rate risk is measured and managed through a number of methods. Associated uses financial modeling techniques that measure the sensitivity of future earnings due to changing rate environments to measure interest rate risk. Policies established by Associated’s Asset/Liability Committee and approved by the Board of Directors limit exposure of earnings at risk. General interest rate movements are used to develop sensitivity as Associated feels it has no primary exposure to a specific point on the yield curve. These limits are based on Associated’s exposure to a 100 bp and 200 bp immediate and sustained parallel rate move, either upward or downward.

Interest Rate Risk

In order to measure earnings sensitivity to changing rates, Associated uses three different measurement tools: static gap analysis, simulation of earnings, and economic value of equity. The static gap analysis starts with contractual repricing information for assets, liabilities, and off-balance sheet instruments. These items are then combined with repricing estimations for administered rate (interest-bearing demand deposits, savings, and money market accounts) and non-rate related products (demand deposit accounts, other assets, and other liabilities) to create a baseline repricing balance sheet. In addition to the contractual information, residential mortgage whole loan products and mortgage-backed securities are adjusted based on industry estimates of prepayment speeds that capture the expected prepayment of principal above the contractual amount based on how far away the contractual coupon is from market coupon rates.

The following table represents Associated’s consolidated static gap position as of December 31, 2003.

TABLE 20: Interest Rate Sensitivity Analysis

	December 31, 2003 Interest Sensitivity Period
	0-90 Days	91-180 Days	181-365 Days	Total Within 1 Year	Over 1 Year	Total
	($ in Thousands)
Earning assets:
Loans held for sale	$104,336	$—	$—	$104,336	$—	$104,336
Investment securities, at fair value	510,115	111,071	283,882	905,068	2,868,716	3,773,784
Loans	6,047,927	384,037	1,072,342	7,504,306	2,787,504	10,291,810
Interest rate swaps	352,983	—	—	352,983	(352,983)	—
Other earning assets	10,724	—	—	10,724	—	10,724

Total earning assets	$7,026,085	$495,108	$1,356,224	$8,877,417	$5,303,237	$14,180,654

Interest-bearing liabilities:
Interest-bearing deposits(1) (2)	$1,367,778	$966,325	$1,347,304	$3,681,407	$5,946,306	$9,627,713
Other interest-bearing liabilities (2)	2,927,319	200,958	203,349	3,331,626	796,540	4,128,166
Interest rate swaps (3)	175,000	—	—	175,000	(175,000)	—

Total interest-bearing liabilities	$4,470,097	$1,167,283	$1,550,653	$7,188,033	$6,567,846	$13,755,879

Interest sensitivity gap	$2,555,988	$(672,175)	$(194,429)	$1,689,384	$(1,264,609)	$424,775
Cumulative interest sensitivity gap	$2,555,988	$1,883,813	$1,689,384

12 Month cumulative gap as a percentage of earning assets at December 31, 2003	18.0%	13.3%	11.9%

(1)	The interest rate sensitivity assumptions for demand deposits, savings accounts, money market accounts, and interest-bearing demand deposit accounts are based on current and historical experiences regarding portfolio retention and interest rate repricing behavior. Based on these experiences, a portion of these balances are considered to be long-term and fairly stable and are, therefore, included in the “Over 1 Year” category.
(2)	For analysis purposes, Brokered CDs of $165 million have been included with other interest-bearing liabilities and excluded from interest-bearing deposits.
(3)	Interest rate swaps on funding are presented on a net basis.

The static gap analysis in Table 20 provides a representation of Associated’s earnings sensitivity to changes in interest rates. It is a static indicator that does not reflect various repricing characteristics and may not necessarily indicate the sensitivity of net interest income in a changing interest rate environment.

At the end of 2002, Associated’s balance sheet was asset sensitive to interest rate movements. (Asset sensitive means that assets will reprice faster than liabilities. In a rising rate environment, an asset sensitive bank will generally benefit.) During 2003, Associated remained asset sensitive as a result of issuing long-term funding, growth in demand deposits, and shortening of the mortgage portfolio and investment portfolio due to faster prepayment experience.

Interest rate risk of embedded positions (including prepayment and early withdrawal options, lagged interest rate changes, administered interest rate products, and cap and floor options within products) require a more dynamic measuring tool to capture earnings risk. Earnings simulation and economic value of equity are used to more completely assess interest rate risk.

Along with the static gap analysis, determining the sensitivity of short-term future earnings to a hypothetical plus or minus 100 bp and 200 bp parallel rate shock can be accomplished through the use of simulation modeling. In addition to the assumptions used to create the static gap, simulation of earnings includes the modeling of the balance sheet as an ongoing entity. Future business assumptions involving administered rate products, prepayments for future rate-sensitive balances, and the reinvestment of maturing assets and liabilities are included. These items are then modeled to project net interest income based on a hypothetical change in interest rates. The resulting net interest income for the next 12-month period is compared to the net interest income amount calculated using flat rates. This difference represents Associated’s earnings sensitivity to a plus or minus 100 bp parallel rate shock.

The resulting simulations for December 31, 2003, projected that net interest income would increase by approximately 1.7% of budgeted net interest income if rates rose by a 100 bp shock, and projected that the net interest income would decrease by approximately 1.1% if rates fell by a 100 bp shock. At December 31, 2002, the 100 bp shock up was projected to increase budgeted net interest income by approximately 3.9%, and the 100 bp shock down was projected to decrease budgeted net interest income by approximately 4.0%.

Economic value of equity is another tool used to measure the impact of interest rates on the present value of assets, liabilities and off-balance sheet financial instruments. This measurement is a longer-term analysis of interest rate risk as it evaluates every cash flow produced by the current balance sheet. The projected changes for earnings simulation and economic value of equity for both 2003 and 2002 were within Associated’s interest rate risk policy.

These results are based solely on immediate and sustained parallel changes in market rates and do not reflect the earnings sensitivity that may arise from other factors. These factors may include changes in the shape of the yield curve, the change in spread between key market rates, or accounting recognition of the impairment of certain intangibles. The above results are also considered to be conservative estimates due to the fact that no management action to mitigate potential income variances are included within the simulation process. This action could include, but would not be limited to, delaying an increase in deposit rates, extending liabilities, using financial derivative products to hedge interest rate risk, changing the pricing characteristics of loans, or changing the growth rate of certain assets and liabilities.

Associated uses interest rate derivative financial instruments as an asset/liability management tool to hedge mismatches in interest rate exposure indicated by the net interest income simulation described above. They are used to modify Associated’s exposures to interest rate fluctuations and provide more stable spreads between loan yields and the rate on their funding sources.

In 2003, Associated entered into $96 million in notional amounts of new interest rate swaps to reduce interest rate risk. Interest rate swaps involve the exchange of fixed- and variable-rate payments without the exchange of the underlying notional amount on which the interest payments are calculated.

Table 21: Interest Rate Swap Hedging Portfolio Notional Balances and Yield by Maturity Date

Maturity	Notional Amount	Weighted Average Rate Received	Weighted Average Rate Paid
	($ in Thousands)
Less than 1 year	$22,148	3.30%	5.93%
1 – 5 years	232,176	3.41	6.25
5 – 10 years	500,134	3.81	4.61
Over 10 years	181,731	7.47	2.35

	$936,189	4.41%	4.61%

To hedge against rising interest rates, Associated may use interest rate caps. Counterparties to these interest cap agreements pay Associated based on the notional amount and the difference between current rates and strike rates. At December 31, 2003, there were $200 million of interest rate caps outstanding, which have a six month LIBOR strike of 4.72%. To hedge against falling interest rates, Associated may use interest rate floors. Like caps, counterparties to interest rate floor agreements pay Associated based on the notional amount and the difference between current rates and strike rates. There were no floors outstanding at December 31, 2003. Derivative financial instruments are also discussed in Note 15, “Derivative and Hedging Activities,” of the notes to consolidated financial statements.

Contractual Obligations, Commitments, Off-Balance Sheet Risk, and Contingent Liabilities

Through the normal course of operations, Associated has entered into certain contractual obligations and other commitments. Such obligations generally relate to funding of operations through deposits or debt issuances, as well as leases for premises and equipment. As a financial services provider, Associated routinely enters into commitments to extend credit. While contractual obligations represent future cash requirements of Associated, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans made by Associated.

The following table summarizes significant contractual obligations and other commitments at December 31, 2003. The payment amounts represent those amounts contractually due to the recipient and do not include any unamoritized premiums or discounts, hedge basis adjustments, or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

Table 22: Contractual Obligations and Other Commitments

	Note Reference	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
	($ in Thousands)
Time deposits	7	$2,008,241	$869,059	$237,388	$69,461	$3,184,149
Long-term funding	9 and 10	1,026,325	457,275	113,500	425,767	2,022,867
Operating leases	6	7,368	12,685	10,062	15,527	45,642
Commitments to extend credit	14	3,105,311	489,113	190,842	60,942	3,846,208

Total		$6,147,245	$1,828,132	$551,792	$571,697	$9,098,866

Associated also has obligations under its retirement plans as described in Note 12, “Retirement Plans,” of the notes to consolidated financial statements. Associated does not expect to make a contribution to its pension plan during 2004 due to the funded status of the plan.

Associated also enters into derivative contracts under which Associated is required to either receive cash from or pay cash to counterparties depending on changes in interest rates. Derivative contracts are carried at fair value on the consolidated balance sheet with the fair value representing the net present value of expected future cash receipts or payments based on market interest rates as of the balance sheet date. The fair value of the contracts change daily as market interest rates change. Because the derivative liabilities recorded on the balance sheet at December 31, 2003, do not represent the amounts that may ultimately be paid under these contracts, these liabilities are not included in the table of contractual obligations presented above. Further discussion of derivative instruments is included in Note 1, “Summary of Significant Accounting Policies,” and Note 15, “Derivative and Hedging Activities,” of the notes to consolidated financial statements.

A summary of significant commitments at December 31, 2003, is as follows:

2003
($ in Thousands)
Commitments to extend credit, excluding commitments to originate mortgage loans	$3,732,150
Commitments to originate residential mortgage loans held for sale	114,058

Total commitments to extend credit	3,846,208
Commercial letters of credit	19,665
Standby letters of credit	338,954
Forward commitments to sell loans	$152,000

Further discussion of these commitments is included in Note 14, “Commitments, Off-Balance Sheet Risk, and Contingent Liabilities,” of the notes to consolidated financial statements.

Associated may also have liabilities under certain contractual agreements contingent upon the occurrence of certain events. A discussion of significant contractual arrangements under which Associated may be held contingently liable, including guarantee arrangements, is included in Note 14, “Commitments, Off-Balance Sheet Risk, and Contingent Liabilities,” of the notes to consolidated financial statements.

Capital

Stockholders’ equity at December 31, 2003, increased $76 million to $1.3 billion, or $12.26 per share compared with $11.42 per share at the end of 2002. Stockholders’ equity is also described in Note 11, “Stockholders’ Equity,” of the notes to consolidated financial statements.

The increase in stockholders’ equity for 2003 was primarily composed of the retention of earnings and the exercise of stock options, with offsetting decreases to stockholders’ equity from the payment of cash dividends and the repurchase of common stock. Additionally, stockholders’ equity at year-end 2003 included $52.1 million of accumulated other comprehensive income versus $60.3 million at December 31, 2002. The decrease in accumulated other comprehensive income was predominantly related to a decrease in unrealized gains on securities available for sale (due primarily to declines in the market value of mortgage-related securities), lower unrealized losses on cash flow hedges, and a change in the additional pension obligation (See Note 12, “Retirement Plans,” of the notes to consolidated financial statements), net of the related tax effect. Stockholders’ equity to assets at December 31, 2003 was 8.84%, compared to 8.46% at the end of 2002.

TABLE 23: Capital

	At December 31,
	2003	2002	2001
	(In Thousands, except per share data)
Total stockholders’ equity	$1,348,427	$1,272,183	$1,070,416
Tier 1 capital	1,221,647	1,165,481	924,871
Total capital	1,572,770	1,513,424	1,253,036
Market capitalization	3,137,696	2,521,083	2,305,698

Book value per common share	$12.26	$11.42	$9.93
Cash dividends per common share	0.89	0.81	0.74
Stock price at end of period	28.53	22.63	21.39
Low closing price for the period	21.43	18.13	18.03
High closing price for the period	28.75	25.50	22.37

Total equity / assets	8.84%	8.46%	7.87%
Tier 1 leverage ratio	8.37	7.94	7.03
Tier 1 risk-based capital ratio	10.86	10.52	9.71
Total risk-based capital ratio	13.99	13.66	13.15

Shares outstanding (period end)	109,966	111,421	107,803
Basic shares outstanding (average)	110,617	112,027	108,881
Diluted shares outstanding (average)	111,761	113,240	109,751

Cash dividends paid in 2003 were $0.89 per share, compared with $0.81 per share in 2002, an increase of 9.9%. Cash dividends per share have increased at a 9.1% compounded rate during the past five years.

The adequacy of Associated’s capital is regularly reviewed to ensure that sufficient capital is available for current and future needs and is in compliance with regulatory guidelines. The assessment of overall capital adequacy depends on a variety of factors, including asset quality, liquidity, stability of earnings, changing competitive forces, economic condition in markets served, and strength of management.

As of December 31, 2003 and 2002, Associated’s Tier 1 risk-based capital ratios, total risk-based capital (Tier 1 and Tier 2) ratios, and Tier 1 leverage ratios were in excess of regulatory minimum and well capitalized requirements. It is management’s intent to exceed the minimum requisite capital levels. Capital ratios are included in Note 18, “Regulatory Matters,” of the notes to consolidated financial statements. As discussed in Note 10, “Company-Obligated Mandatorily Redeemable Preferred Securities,” and Note 18, “Regulatory Matters,” of the notes to consolidated financial statements, the preferred securities qualify as Tier 1 Capital for Associated under Federal Reserve Board guidelines. As a result of recent accounting pronouncements, the Federal Reserve Board is currently evaluating whether deconsolidation of the trust will affect the qualification of the preferred securities as Tier 1 capital. If it is determined that the preferred securities no longer qualify as Tier 1 capital, the effect of such a change is not expected to affect Associated’s well-capitalized status.

The Board of Directors has authorized management to repurchase shares of Associated’s common stock each quarter in the market, to be made available for issuance in connection with Associated’s employee incentive plans and for other corporate purposes. For Associated’s employee incentive plans, the Board of Directors authorized the repurchase of up to 2.4 million shares (600,000 shares per quarter) in 2003 and 2002. Of these authorizations, approximately 1.9 million shares were repurchased for $43.3 million during 2002 (with approximately 1.4 million shares reissued in connection with stock options exercised), while none were repurchased during 2003 (with approximately 1.7 million shares reissued in connection with stock options exercised). Additionally, under two separate actions in 2000 and one action in 2003, the Board of Directors authorized the repurchase and cancellation of Associated’s outstanding shares, not to exceed approximately 16.5 million shares on a combined basis. Under these authorizations, approximately 3.1 million shares were repurchased for $74.5 million during 2003 at an average cost of $24.11 per share, while during 2002 approximately 2.0 million shares were repurchased for $44.0 million at an average cost of $21.79 per share. At December 31, 2003, approximately 5.6 million shares remain authorized to repurchase. The repurchase of shares will be based on market opportunities, capital levels, growth prospects, and other investment opportunities.

Shares repurchased and not retired are held as treasury stock and, accordingly, are accounted for as a reduction of stockholders’ equity.

Management believes that a strong capital position is necessary to take advantage of opportunities for profitable geographic and product expansion, and to provide depositor and investor confidence. Management actively reviews capital strategies for Associated and each of its subsidiaries in light of perceived business risks, future growth opportunities, industry standards, and regulatory requirements. It is management’s intent to maintain an optimal capital and leverage mix for growth and for shareholder return.

Fourth Quarter 2003 Results

Net income for fourth quarter 2003 was $55.6 million, $2.2 million higher than the $53.4 million earned in the fourth quarter of 2002. Basic and diluted earnings per share for fourth quarter 2003 were $0.51 and $0.50, respectively, compared to $0.48 and $0.47, respectively, for fourth quarter 2002.

Taxable equivalent net interest income for fourth quarter 2003 was $133.4 million, $2.3 million lower than fourth quarter 2002. Volume variances were unfavorable by $0.6 million (primarily from lower average loans), while rate variances were unfavorable by $1.7 million (primarily from unfavorable rate variance on earning assets greater than favorable rate variance on interest-bearing liabilities). Average earning assets declined $41 million (0.3%) to $13.8 billion, the net of a $204 million decline in average loans and a $163 million increase in average investments. Interest-bearing liabilities decreased $155 million, the result of a $646 million growth in average interest-bearing deposits (predominantly growth in interest-bearing demand deposits), offset by an $801 million decline in average wholesale funding (particularly short-term borrowings given deposit growth). The average Fed funds rate for fourth quarter 2003 of 1.00% was 45 bp lower than fourth quarter 2002. For fourth quarter 2003, net interest margin was 3.81%, 6 bp lower than fourth quarter 2002, the result of a 6 bp lower contribution from net free funds (which contributed less due to lower rates, despite increased balances). The yield on earning assets for fourth quarter 2003 was 5.22% or 55 bp lower than fourth quarter 2002, primarily attributable to lower loan yields. The rate on interest-bearing liabilities also decreased 55 bp to 1.68%, also due principally to the repricing of deposit products and wholesale funds in the lower interest rate environment.

The provision for loan losses of $9.6 million in fourth quarter 2003 was $5.0 million lower than fourth quarter 2002. Less provision was provided in light of flat loan growth as well asset quality differences between the quarters. The allowance for loan losses to loans was 1.73% at December 31, 2003, compared to 1.58% at December 31, 2002 (see sections, “Loans,” “Allowance for Loan Losses,” and “Nonperforming Loans, Potential Problem Loans, and Other Real Estate Owned.”)

Noninterest income in fourth quarter 2003 was $10.2 million lower than the comparable quarter in 2002, driven by a $16.7 million decrease in mortgage banking income and a $3.9 increase in retail commissions. Although 2003 secondary mortgage production was up $1.1 billion from 2002, production declined significantly in fourth quarter 2003, especially reflecting lower refinancing activity due to the upward movement in mortgage rates. Secondary mortgage production was $0.5 billion in fourth quarter 2003 versus $1.2 billion in fourth quarter 2002, resulting in decreased gains on sales (down $13.2 million). Retail commissions were up $3.9 million, with increases in insurance commissions (up $3.4 million, attributable to the CFG acquisition) and brokerage commissions, including variable annuities (up $0.5 million). Trust service fees increased $2.1 million, reflecting new business, increases in the fee structure on personal trust accounts, and improved equity markets. A $1.7 million increase in asset sales gains was a result of a $1.4 million gain in fourth quarter 2003 (with $1.3 million gain from two branch sales) compared to a $0.4 million loss in fourth quarter 2002. Credit card and other nondeposit fees were down $1.6 million, due to lower merchant fees related to the merchant processing sale in March 2003.

Noninterest expense between the comparable quarters was down $6.9 million. Mortgage servicing rights expense decreased by $9.6 million, due to a $3.5 million recovery of mortgage servicing rights valuation allowance in fourth quarter 2003 versus a $6.7 million addition in fourth quarter 2002, a function of the significant change in prepayment speeds in the servicing portfolio between the fourth quarter periods. Loan expenses were down $2.8 million, with credit card loan expenses down $1.9 million (due to the merchant processing sale in March 2003) and mortgage loan expenses down $0.9 million (impacted by lower secondary mortgage production between the comparable quarters). Personnel expense was $4.3 million higher, with salary-related expenses up $4.4 million, attributable to the expanded employee base from CFG and merit increases between the years. Income tax expense was down $2.9 million between the fourth quarters due to a decrease in the effective tax rate from 26.73% for fourth quarter 2003 compared to 30.3% for fourth quarter 2002, resulting from a beneficial structural change within Associated’s retirement plans, adjustments to the valuation allowance, and state apportionment factors.

TABLE 24: Selected Quarterly Financial Data

The following is selected financial data summarizing the results of operations for each quarter in the years ended December 31, 2003 and 2002:

	2003 Quarter Ended
	December 31	September 30	June 30	March 31
	(In Thousands, except per share data)
Interest income	$176,458	$181,819	$183,704	$185,383
Interest expense	49,321	52,843	56,509	57,929

Net interest income	127,137	128,976	127,195	127,454
Provision for loan losses	9,603	12,118	12,132	12,960
Investment securities gains (losses), net	—	1	1,027	(326)
Income before income tax expense	75,891	82,975	81,304	81,546
Net income	55,609	58,386	56,669	57,993

Basic net income per share	$0.51	$0.53	$0.51	$0.52
Diluted net income per share	0.50	0.52	0.51	0.52
Basic weighted average shares	109,965	110,209	110,938	111,378
Diluted weighted average shares	111,499	111,485	112,025	112,461

	2002 Quarter Ended
	December 31	September 30	June 30	March 31
	(In Thousands, except per share data)
Interest income	$196,178	$199,765	$201,857	$194,306
Interest expense	66,465	71,407	76,089	76,879

Net interest income	129,713	128,358	125,768	117,427
Provision for loan losses	14,614	12,831	12,003	11,251
Investment securities gains (losses), net	(801)	374	—	—
Income before income tax expense	76,685	76,000	72,481	71,160
Net income	53,441	53,472	52,344	51,462

Basic net income per share	$0.48	$0.47	$0.46	$0.47
Diluted net income per share	0.47	0.47	0.45	0.46
Basic weighted average shares	111,746	112,736	113,883	109,713
Diluted weighted average shares	112,804	114,070	115,561	111,063

2002 Compared to 2001

Associated recorded net income of $210.7 million for the year ended December 31, 2002, an increase of $31.2 million or 17.4% over the $179.5 million earned in 2001. Basic earnings per share for 2002 were $1.88, a

13.9% increase over 2001 basic earnings per share of $1.65. Earnings per diluted share were $1.86, a 13.4% increase over 2001 diluted earnings per share of $1.64. Return on average assets and return on average equity for 2002 were 1.47% and 17.10%, respectively, compared to 1.37% and 17.31%, respectively, for 2001. Cash dividends of $0.81 per share paid in 2002 increased by 9.5% over 2001. Key factors behind these results are discussed below.

Taxable equivalent net interest income was $525.3 million for 2002, $81.1 million or 18.3% higher than 2001. Although taxable equivalent interest income decreased $86.7 million, interest expense decreased by $167.8 million. The increase in taxable equivalent net interest income was due to changes in interest rates (adding $45.8 million) and increased volume of earning assets and liabilities, together with changes in product mix (adding $35.3 million). Average earning assets increased $1.0 billion to $13.3 billion, including the impact of the acquisition of Signal on February 28, 2002 (see section “Business Combinations”).

Net interest income and net interest margin were impacted in 2002 by the low interest rate environment, competitive pricing pressures, higher earning asset balances, and funding strategies to take advantage of lower interest rates. While the Federal Reserve lowered interest rates eleven times during 2001, producing an average Federal funds rate of 3.88% for 2001, interest rates in 2002 remained level at 1.75% until November when the Federal Reserve reduced the rate by 50 bp, for an average rate of 1.67% in 2002.

The net interest margin for 2002 was 3.95%, compared to 3.62% in 2001. The 33 bp increase in net interest margin is attributable to the net of a 50 bp increase in interest rate spread (the net of a 172 bp lower cost of interest-bearing liabilities offset by a 122 bp decrease in the yield on earning assets), and a 17 bp lower contribution from net free funds.

Total loans were $10.3 billion at December 31, 2002, an increase of $1.3 billion or 14.2% over December 31, 2001, attributable in large part to the Signal acquisition, which added $760 million in loans at consummation date. Commercial loan balances grew $1.1 billion (20.4%) and represented 61% of total loans at December 31, 2002, compared to 58% at year-end 2001. Total deposits were $9.1 billion at December 31, 2002, including $785 million acquired with the Signal acquisition. To take advantage of the lower rate environment, Associated increased long-term debt by $803 million and issued $175 million of company-obligated mandatorily redeemable preferred securities. See Note 10, “Company-Obligated Mandatorily Redeemable Preferred Securities,” of the notes to consolidated financial statements for additional information on the preferred securities and details regarding the impact of recent accounting pronouncements requiring the deconsolidation of the preferred securities.

Asset quality was affected by the impact of challenging economic conditions on customers. The provision for loan losses increased to $50.7 million compared to $28.2 million in 2001. Net charge offs were $28.3 million, an increase of $8.1 million over 2001, due primarily to the charge off of several commercial credits. Net charge offs were 0.28% of average loans compared to 0.22% in 2001. The ratio of allowance for loan losses to loans was 1.58% and 1.42% at December 31, 2002 and 2001, respectively. Nonperforming loans were $99.3 million, representing 0.96% of total loans at year-end 2002, compared to $52.1 million or 0.58% of total loans last year. See sections, “Allowance for Loan Losses” and “Nonperforming Loans, Potential Problem Loans, and Other Real Estate Owned” for more discussion.

Noninterest income was $215.8 million for 2002, $23.5 million or 12.2% higher than 2001, led by strong results in mortgage banking and service charge revenue. Mortgage banking revenue increased by $16.0 million (31.6%) driven by strong secondary mortgage production ($3.2 billion for 2002 compared to $2.3 billion for 2001), while service charges on deposit accounts were up $8.2 million (21.8%) over 2001, due largely to higher volumes associated with a larger account base.

Noninterest expense was $370.1 million, up $35.0 million or 10.4% over 2001, due principally to Associated’s larger operating base and increases in mortgage servicing rights expense. Personnel expense rose

$20.3 million or 12.0%, reflecting the expanded employee base, as well as higher base salaries and fringe benefit costs. Mortgage servicing rights expense increased $10.5 million, a function of increases to both the valuation allowance and higher amortization of the mortgage servicing rights asset.

Income tax expense increased to $85.6 million, up $14.1 million from 2001. The increase was primarily attributable to higher net income before tax. The effective tax rate in 2002 was 28.9% compared to 28.5% for 2001.

Subsequent Event

On January 28, 2004, the Board of Directors declared a $0.23 per share dividend payable on February 16, 2004, to shareholders of record as of February 2, 2004.

Future Accounting Pronouncements

Note 1, “Summary of Significant Accounting Policies,” of the notes to consolidated financial statements discusses new accounting policies adopted by Associated during 2003 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects Associated’s financial condition, results of operations, or liquidity, the impacts are discussed in the applicable sections of this financial review and the notes to consolidated financial statements.

ASSOCIATED BANC-CORP

CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2002
	(In Thousands, except share data)
ASSETS
Cash and due from banks	$389,140	$430,691
Interest-bearing deposits in other financial institutions	7,434	5,502
Federal funds sold and securities purchased under agreements to resell	3,290	8,820
Investment securities available for sale, at fair value	3,773,784	3,362,669
Loans held for sale	104,336	305,836
Loans	10,291,810	10,303,225
Allowance for loan losses	(177,622)	(162,541)

Loans, net	10,114,188	10,140,684
Premises and equipment	131,315	132,713
Goodwill	224,388	212,112
Other intangible assets	63,509	41,565
Other assets	436,510	402,683

Total assets	$15,247,894	$15,043,275

LIABILITIES AND STOCKHOLDERS’ EQUITY
Noninterest-bearing demand deposits	$1,814,446	$1,773,699
Interest-bearing deposits, excluding Brokered certificates of deposit	7,813,267	7,117,503
Brokered certificates of deposit	165,130	233,650

Total deposits	9,792,843	9,124,852
Short-term borrowings	1,928,876	2,389,607
Long-term debt	1,852,219	1,906,845
Company-obligated mandatorily redeemable preferred securities	181,941	190,111
Accrued expenses and other liabilities	143,588	159,677

Total liabilities	13,899,467	13,771,092

Stockholders’ equity
Preferred stock (Par value $1.00 per share, authorized 750,000 shares, no shares issued)	—	—
Common stock (Par value $0.01 per share, authorized 250,000,000 shares, issued 110,163,832 and 113,255,115 shares at December 31, 2003 and 2002, respectively)	734	755
Surplus	575,975	643,956
Retained earnings	724,356	607,944
Accumulated other comprehensive income	52,089	60,313
Deferred compensation	(1,981)	—
Treasury stock, at cost (122,863 shares in 2003 and 1,834,218 shares in 2002)	(2,746)	(40,785)

Total stockholders’ equity	1,348,427	1,272,183

Total liabilities and stockholders’ equity	$15,247,894	$15,043,275

See accompanying notes to consolidated financial statements.

ASSOCIATED BANC-CORP

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,
	2003	2002	2001
	(In Thousands, except per share data)
INTEREST INCOME
Interest and fees on loans	$578,816	$626,378	$692,646
Interest and dividends on investment securities and deposits with other financial institutions:
Taxable	108,624	125,568	146,548
Tax-exempt	39,761	39,771	40,385
Interest on federal funds sold and securities purchased under agreements to resell	163	389	1,043

Total interest income	727,364	792,106	880,622

INTEREST EXPENSE
Interest on deposits	123,122	169,021	298,930
Interest on short-term borrowings	29,156	51,372	130,546
Interest on long-term debt, including preferred securities	64,324	70,447	29,161

Total interest expense	216,602	290,840	458,637

NET INTEREST INCOME	510,762	501,266	421,985
Provision for loan losses	46,813	50,699	28,210

Net interest income after provision for loan losses	463,949	450,567	393,775

NONINTEREST INCOME
Trust service fees	29,577	27,875	29,063
Service charges on deposit accounts	50,346	46,059	37,817
Mortgage banking	83,037	66,415	50,463
Credit card and other nondeposit fees	23,669	27,492	26,731
Retail commissions	25,571	18,264	16,872
Bank owned life insurance income	13,790	13,841	12,916
Asset sale gains, net	1,569	657	1,997
Investment securities gains (losses), net	702	(427)	718
Other	18,174	15,644	15,765

Total noninterest income	246,435	215,820	192,342

NONINTEREST EXPENSE
Personnel expense	208,040	189,066	168,767
Occupancy	28,077	26,049	23,947
Equipment	12,818	14,835	14,426
Data processing	23,273	21,024	19,596
Business development and advertising	15,194	13,812	13,071
Stationery and supplies	6,705	7,044	6,921
FDIC expense	1,428	1,533	1,661
Mortgage servicing rights expense	29,553	30,473	19,987
Goodwill amortization	—	—	6,511
Intangible amortization expense	2,961	2,283	1,867
Loan expense	7,550	14,555	11,176
Other	53,069	49,387	47,178

Total noninterest expense	388,668	370,061	335,108

Income before income taxes	321,716	296,326	251,009
Income tax expense	93,059	85,607	71,487

Net income	$228,657	$210,719	$179,522

Earnings per share:
Basic	$2.07	$1.88	$1.65
Diluted	$2.05	$1.86	$1.64
Average shares outstanding:
Basic	110,617	112,027	108,881
Diluted	111,761	113,240	109,751

See accompanying notes to consolidated financial statements.

ASSOCIATED BANC–CORP

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Treasury Stock	Total
	Shares	Amount
	(In Thousands, except per share data)
Balance, December 31, 2000	66,402	$664	$296,479	$663,566	$15,581	$—	$(7,594)	$968,696
Comprehensive income:
Net income	—	—	—	179,522	—	—	—	179,522
Cumulative effect of accounting change, net of taxes of $0.8 million	—	—	—	—	(1,265)	—	—	(1,265)
Net unrealized loss on derivative instruments arising during the year, net of taxes of $2.7 million	—	—	—	—	(4,059)	—	—	(4,059)
Add: reclassification adjustment to interest expense for interest differential, net of taxes of $2.1 million	—	—	—	—	3,215	—	—	3,215
Change in pension obligation, net of taxes of $1.5 million	—	—	—	—	(2,228)	—	—	(2,228)
Net unrealized holding gains on available for sale securities arising during the year, net of taxes of $20.3 million	—	—	—	—	36,363	—	—	36,363
Less: reclassification adjustment for net gains on available for sale securities realized in net income, net of taxes of $0.3 million	—	—	—	—	(431)	—	—	(431)

Comprehensive income								211,117

Cash dividends, $0.74 per share	—	—	—	(80,553)	—	—	—	(80,553)
Common stock issued:
Incentive stock options	—	—	—	(2,504)	—	—	7,242	4,738
Purchase and retirement of treasury stock in connection with repurchase program	(228)	(2)	(7,715)	—	—	—	—	(7,717)
Purchase of treasury stock	—	—	—	—	—	—	(26,852)	(26,852)
Tax benefits of stock options	—	—	987	—	—	—	—	987

Balance, December 31, 2001	66,174	$662	$289,751	$760,031	$47,176	$—	$(27,204)	$1,070,416

Comprehensive income:
Net income	—	—	—	210,719	—	—	—	210,719
Net unrealized loss on derivative instruments arising during the year, net of taxes of $13.3 million	—	—	—	—	(19,834)	—	—	(19,834)
Add: reclassification adjustment to interest expense for interest differential, net of taxes of $5.4 million	—	—	—	—	8,027	—	—	8,027
Change in pension obligation, net of taxes of $4.7 million	—	—	—	—	(7,024)	—	—	(7,024)
Net unrealized holding gains on available for sale securities arising during the year, net of taxes of $18.1 million	—	—	—	—	31,712	—	—	31,712
Add: reclassification adjustment for net losses on available for sale securities realized in net income, net of taxes of $0.2 million	—	—	—	—	256	—	—	256

Comprehensive income								223,856

Cash dividends, $0.81 per share	—	—	—	(90,166)	—	—	—	(90,166)
Common stock issued:
Business combinations	3,690	37	133,892	—	—	—	—	133,929
Incentive stock options	—	—	—	(14,000)	—	—	30,564	16,564
10% stock dividend	6,975	70	258,570	(258,640)	—	—	—	—
Purchase and retirement of treasury stock in connection with repurchase program	(1,336)	(14)	(44,032)	—	—	—	—	(44,046)
Purchase of treasury stock	—	—	—	—	—	—	(44,145)	(44,145)
Tax benefits of stock options	—	—	5,775	—	—	—	—	5,775

Balance, December 31, 2002	75,503	$755	$643,956	$607,944	$60,313	$—	$(40,785)	$1,272,183

(continued on next page)

ASSOCIATED BANC–CORP

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

	Common Stock		Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Treasury Stock	Total
	Shares	Amount
	(In Thousands, except per share data)
Balance, December 31, 2002	75,503	$755	$643,956	$607,944	$60,313	$—	$(40,785)	$1,272,183
Comprehensive income:
Net income	—	—	—	228,657	—	—	—	228,657
Net unrealized loss on derivative instruments arising during the year, net of taxes of $1.7 million	—	—	—	—	(2,612)	—	—	(2,612)
Add: reclassification adjustment to interest expense for interest differential, net of taxes of $3.1 million	—	—	—	—	4,603	—	—	4,603
Change in pension obligation, net of taxes of $6.2 million	—	—	—	—	9,252	—	—	9,252
Net unrealized holding losses on available for sale securities arising during the year, net of taxes of $11.8 million	—	—	—	—	(19,018)	—	—	(19,018)
Less: reclassification adjustment for net gains on available for sale securities realized in net income, net of taxes of $0.3 million	—	—	—	—	(449)	—	—	(449)

Comprehensive income								220,433

Cash dividends, $0.89 per share	—	—	—	(98,169)	—	—	—	(98,169)
Common stock issued:
Incentive stock options	—	—	—	(14,076)	—	—	38,907	24,831
Purchase and retirement of treasury stock in connection with repurchase program	(2,061)	(21)	(74,512)	—	—	—	—	(74,533)
Purchase of treasury stock	—	—	—	—	—	—	(868)	(868)
Restricted stock awards granted, net of amortization	—	—	313	—	—	(1,981)	—	(1,668)
Tax benefits of stock options	—	—	6,218	—	—	—	—	6,218

Balance, December 31, 2003	73,442	$734	$575,975	$724,356	$52,089	$(1,981)	$(2,746)	$1,348,427

3-for-2 stock split	36,722

Balance, December 31, 2003, adjusted	110,164

See accompanying notes to consolidated financial statements.

ASSOCIATED BANC-CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2003	2002	2001
	($ in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$228,657	$210,719	$179,522
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	46,813	50,699	28,210
Depreciation and amortization	16,364	18,696	18,616
Amortization (accretion) of:
Mortgage servicing rights	29,553	30,473	19,987
Goodwill and other intangible assets	2,961	2,283	8,378
Investment premiums and discounts	19,699	14,150	1,078
Deferred loan fees and costs	(839)	711	2,225
Deferred income taxes	(13,202)	(14,878)	16,648
(Gain) loss on sales of investment securities, net	(702)	427	(718)
Gain on sales of assets, net	(1,569)	(657)	(1,997)
Gain on sales of loans held for sale, net	(55,500)	(35,172)	(21,111)
Mortgage loans originated and acquired for sale	(4,273,406)	(3,185,531)	(2,305,059)
Proceeds from sales of mortgage loans held for sale	4,530,406	3,233,679	2,049,056
Increase in interest receivable and other assets	(12,237)	(13,351)	(22,902)
Increase (decrease) in interest payable and other liabilities	(20,197)	(13,664)	27,659

Net cash provided by (used in) operating activities	496,801	298,584	(408)

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in loans	(36,062)	(547,159)	(132,845)
Capitalization of mortgage servicing rights	(39,707)	(30,730)	(20,920)
Purchases of:
Securities available for sale	(1,761,282)	(1,621,096)	(664,329)
Premises and equipment, net of disposals	(13,290)	(12,864)	(7,702)
Proceeds from:
Sales of securities available for sale	1,263	27,793	135,627
Maturities of securities available for sale	1,298,426	1,626,013	647,626
Sales of other assets	17,650	5,214	13,762
Net cash received (paid) in acquisition of subsidiaries	(18,025)	17,982	—

Net cash used in investing activities	(551,027)	(534,847)	(28,781)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits	685,143	(271,203)	(667,235)
Net cash paid in sales of branch deposits	(15,845)	—	(10,899)
Net increase (decrease) in short-term borrowings	(460,731)	(357,007)	45,648
Repayment of long-term debt	(558,114)	(235,675)	(907)
Proceeds from issuance of long-term funding	507,363	1,101,518	981,882
Cash dividends	(98,169)	(90,166)	(80,553)
Proceeds from exercise of incentive stock options	24,831	16,564	4,738
Purchase and retirement of treasury stock	(74,533)	(44,046)	(7,717)
Purchase of treasury stock	(868)	(44,145)	(26,852)

Net cash provided by financing activities	9,077	75,840	238,105

Net increase (decrease) in cash and cash equivalents	(45,149)	(160,423)	208,916
Cash and cash equivalents at beginning of year	445,013	605,436	396,520

Cash and cash equivalents at end of year	$399,864	$445,013	$605,436

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$223,233	$298,207	$478,128
Income taxes	110,423	91,098	58,129
Supplemental schedule of noncash investing activities:
Securities held to maturity transferred to securities available for sale	—	—	372,873
Loans transferred to other real estate	11,654	14,158	3,897
Acquisitions:
Fair value of assets acquired, including cash and cash equivalents	$31,358	$1,155,200	—
Value ascribed to intangibles	27,027	125,300	—
Liabilities assumed	10,463	962,700	—

See accompanying notes to consolidated financial statements.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002, and 2001

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of Associated conform to accounting principles generally accepted in the United States of America and to general practice within the financial services industry. The following is a description of the more significant of those policies.

Business

Associated provides a full range of banking and related financial services to individual and corporate customers through its network of bank and nonbank subsidiaries. Associated is subject to competition from other financial and non-financial institutions that offer similar or competing products and services. Associated is regulated by federal and state agencies and is subject to periodic examinations by those agencies.

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of the Parent Company and subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation. Results of operations of companies purchased and accounted for under the purchase method of accounting are included from the date of acquisition. Certain amounts in the 2002 and 2001 consolidated financial statements, as well as certain amounts in the previously issued 2003 earnings press release, have been reclassified to conform with the 2003 Form 10-K presentation. In particular, for presentation purposes and greater comparability with industry practice, certain loan origination costs in the consolidated statements of income were reclassified against gains on the sales of mortgage loans for 2003, 2002, and 2001. These reclassifications resulted in an equal decrease to both noninterest income and noninterest expense of $6.1 million in 2003, $4.5 million in 2002, and $3.3 million in 2001. The reclassifications had no effect on stockholders’ equity or net income as previously reported.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Estimates that are particularly susceptible to significant change include the determination of the allowance for loan losses, mortgage servicing rights, derivative financial instruments and hedging activities, and income taxes.

On April 28, 2004, the Board of Directors declared a 3-for-2 stock split, effected in the form of a stock dividend, payable on May 12, 2004, to shareholders of record at the close of business on May 7, 2004. Any fractional shares resulting from the stock split will be paid in cash. All share and per share information has been restated to reflect the effect of this stock split.

Investment Securities

Securities are classified as held to maturity, available for sale, or trading at the time of purchase. In 2003 and 2002, all securities purchased were classified as available for sale. Investment securities classified as held to maturity, which management has the positive intent and ability to hold to maturity, are reported at amortized cost, adjusted for amortization of premiums and accretion of discounts, using a method that approximates level yield. The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts to the earlier of call date or maturity, or in the case of mortgage-related securities, over the estimated life of the security. Such amortization and accretion is included in interest income from the related security. Available for sale securities are reported at fair value with unrealized

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

gains and losses, net of related deferred income taxes, included in stockholders’ equity as a separate component of other comprehensive income. The cost of securities sold is based on the specific identification method. Any security for which there has been an other-than-temporary impairment of value is written down to its estimated fair value through a charge to earnings and a new cost basis is established. Realized securities gains or losses and declines in value judged to be other-than-temporary are included in investment securities gains (losses), net, in the consolidated statements of income.

Loans

Loans and leases are carried at the principal amount outstanding, net of any unearned income. Unearned income from direct leases is recognized on a basis that generally approximates a level yield on the outstanding balances receivable. Loan origination fees and certain direct loan origination costs are deferred, and the net amount is amortized over the contractual life of the related loans or over the commitment period as an adjustment of yield.

Loans are generally placed on nonaccrual status when contractually past due 90 days or more as to interest or principal payments. Additionally, whenever management becomes aware of facts or circumstances that may adversely impact the collectibility of principal or interest on loans, it is management’s practice to place such loans on nonaccrual status immediately, rather than delaying such action until the loans become 90 days past due. Previously accrued and uncollected interest on such loans is reversed, amortization of related loan fees is suspended, and income is recorded only to the extent that interest payments are subsequently received in cash and a determination has been made that the principal balance of the loan is collectible. If collectibility of the principal is in doubt, payments received are applied to loan principal. A nonaccrual loan is returned to accrual status when the obligation has been brought current and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Loans Held for Sale

Loans held for sale are recorded at the lower of cost or market as determined on an aggregate basis and generally consist of current production of certain fixed-rate first mortgage loans. Holding costs are treated as period costs.

Allowance for Loan Losses

The allowance for loan losses is a reserve for estimated credit losses. Actual credit losses, net of recoveries, are deducted from the allowance for loan losses. A provision for loan losses, which is a charge against earnings, is recorded to bring the allowance for loan losses to a level that, in management’s judgment, is adequate to absorb probable losses in the loan portfolio.

The allocation methodology applied by Associated, designed to assess the adequacy of the allowance for loan losses, focuses on changes in the size and character of the loan portfolio, changes in levels of impaired and other nonperforming loans, historical losses on each portfolio category, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing economic conditions, the fair value of underlying collateral, and other factors which could affect potential credit losses. Management maintains the allowance for loan losses using an allocation methodology plus an unallocated portion, as determined by economic conditions and other qualitative and quantitative factors affecting Associated’s borrowers. Management allocates the allowance for loan losses by pools of risk. The commercial loan (commercial, financial, and agricultural; real estate construction; commercial real estate; and lease financing) allocation is based on a quarterly review of individual loans, loan types, and industries. The retail loan (residential mortgage,

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

home equity, and consumer) allocation is based on analysis of historical delinquency and charge off statistics and trends. Minimum loss factors used by Associated for criticized loan categories are consistent with regulatory agency classifications and factors. Loss factors for non-criticized loan categories are based primarily on historical loan loss experience.

Management, considering current information and events regarding the borrowers’ ability to repay their obligations, considers a loan to be impaired when it is probable that Associated will be unable to collect all amounts due according to the contractual terms of the note agreement, including principal and interest. Management has determined that commercial, financial, and agricultural loans, commercial real estate loans, and real estate construction loans that are on nonaccrual status or have had their terms restructured meet this definition. Large groups of homogeneous loans, such as mortgage and consumer loans, are collectively evaluated for impairment. The amount of impairment is measured based upon the loan’s observable market price, the estimated fair value of the collateral for collateral-dependent loans, or alternatively, the present value of expected future cash flows discounted at the loan’s effective interest rate. Interest income on impaired loans is recorded when cash is received and only if principal is considered to be fully collectible.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Associated’s allowance for loan losses. Such agencies may require Associated to recognize additions to the allowance for loan losses or that certain loan balances be charged off when their credit evaluations differ from those of management based on their judgments about information available to them at the time of their examinations.

Other Real Estate Owned

Other real estate owned is included in other assets in the consolidated balance sheets and is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure, and loans classified as in-substance foreclosure. Other real estate owned is recorded at the lower of recorded investment in the loans at the time of acquisition or the fair value of the properties, less estimated selling costs. Any write-down in the carrying value of a property at the time of acquisition is charged to the allowance for loan losses. Any subsequent write-downs to reflect current fair market value, as well as gains and losses on disposition and revenues and expenses incurred in maintaining such properties, are treated as period costs. Other real estate owned totaled $5.5 million and $11.4 million at December 31, 2003 and 2002, respectively.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets or the lease term. Maintenance and repairs are charged to expense as incurred, while additions or major improvements are capitalized and depreciated over their estimated useful lives. Estimated useful lives of the assets are 3 to 20 years for land improvements, 5 to 40 years for buildings, 3 to 5 years for computers, and 3 to 20 years for furniture, fixtures, and other equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease terms or the estimated useful lives of the improvements.

Goodwill and Other Intangible Assets

The excess of the cost of an acquisition over the fair value of the net assets acquired consist primarily of goodwill, core deposit intangibles, and other intangibles (primarily related to customer relationships acquired).

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

Core deposit intangibles have finite lives and are amortized on an accelerated basis to expense over periods of 7 to 10 years. The other intangibles have finite lives and are amortized on an accelerated basis to expense over a weighted average life of 16 years. Associated reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in which case an impairment charge would be recorded.

Prior to January 1, 2002, goodwill was amortized to expense over periods up to 40 years for acquisitions made before 1983 and for periods up to 25 years for acquisitions made after 1982. Associated adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”) and SFAS No. 147, “Acquisitions of Certain Financial Institutions,” (“SFAS 147”) effective January 1, 2002. Under SFAS 142, goodwill and indefinite life intangibles are no longer amortized but are subject to impairment tests on at least an annual basis. Any impairment of goodwill or intangibles will be recognized as an expense in the period of impairment. Associated was required to complete the transitional goodwill impairment test within six months of adoption of SFAS 142 and to record the impairment, if any, by the end of the fiscal year. Associated completed the transitional goodwill impairment test in the second quarter of 2002 as of January 1, 2002. No impairment loss was recorded as of January 1, 2002. No impairment loss was necessary from the January 1, 2002, and May 1, 2002 and 2003, impairment tests described above under Associated’s adoption of SFAS 142, including the $7.4 million of goodwill related to SFAS 147. Note 5 includes a summary of Associated’s goodwill, core deposit intangibles, and other intangibles. Note 19 provides disclosures regarding the impact of SFAS 142 and SFAS 147 on Associated’s consolidated financial statements.

SFAS 147 amends SFAS No. 72, “Accounting for Certain Acquisitions of Banking or Thrift Institutions,” (“SFAS 72”) to remove the acquisition of financial institutions from the scope of that statement and provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets. Except for transactions between two or more mutual enterprises, SFAS 147 requires acquisitions of financial institutions that meet the definition of a business combination to be accounted for in accordance with SFAS No. 141, “Business Combinations,” (“SFAS 141”) and SFAS 142. The provisions of SFAS 147 were effective on October 1, 2002, with earlier application permitted. Associated adopted SFAS 147 effective September 30, 2002. At January 1, 2002, Associated had $7.4 million of goodwill from certain business combinations that was continuing to be amortized in 2002 under SFAS 72, prior to the issuance of SFAS 147. With the adoption of SFAS 147, which removed certain acquisitions from the scope of SFAS 72 and included them under SFAS 142, Associated ceased such amortization. The amount of such amortization was $0.25 million pre-tax per quarter, or approximately 0.2 of a cent of diluted earnings per share per quarter in 2002. Associated discontinued such amortization effective January 1, 2002, the same date as Associated’s adoption of SFAS 142, and has restated any prior financial information as required by SFAS 147.

Mortgage Servicing Rights

Associated sells residential mortgage loans in the secondary market and typically retains the right to service the loans sold. Upon sale, a mortgage servicing rights asset is capitalized, which represents the then current fair value of future net cash flows expected to be realized for performing servicing activities. Mortgage servicing rights, when purchased, are initially recorded at cost. Mortgage servicing rights are carried at the lower of the initial capitalized amount, net of accumulated amortization, or fair value, and are included in other intangible assets in the consolidated balance sheets. Mortgage servicing rights are amortized in proportion to and over the period of estimated servicing income.

Associated periodically evaluates its mortgage servicing rights asset for impairment. Impairment is assessed using stratifications based on the risk characteristics of the underlying loans, such as bulk acquisitions versus

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

loan-by-loan, loan type, interest rate, and estimated prepayment speeds of the underlying mortgages serviced. The value of mortgage servicing rights is adversely affected when mortgage interest rates decline and mortgage loan prepayments increase. A valuation allowance is established to the extent the carrying value of the mortgage servicing rights exceeds the estimated fair value by stratification. If it is later determined all or a portion of the temporary impairment no longer exists for a stratification, the valuation allowance is reduced through a recovery to earnings. An other-than-temporary impairment (i.e., recoverability is considered remote when considering interest rates and loan pay off activity) is recognized as a write-down of the mortgage servicing rights asset and the related valuation allowance (to the extent a valuation reserve is available) and then against earnings. A direct write-down permanently reduces the carrying value of the mortgage servicing rights asset and valuation allowance, precluding subsequent recoveries.

Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the period which the deferred tax assets are deductible, management believes it is more likely than not Associated will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2003.

Associated files a consolidated federal income tax return and individual Parent Company and subsidiary state income tax returns. Accordingly, amounts equal to tax benefits of those subsidiaries having taxable federal losses or credits are offset by other subsidiaries that incur federal tax liabilities.

Derivative Financial Instruments and Hedging Activities

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” (collectively referred to as “SFAS 133”) requires derivative instruments, including derivative instruments embedded in other contracts, to be carried at fair value on the balance sheet with changes in the fair value recorded directly in earnings. As required, Associated adopted SFAS 133 on January 1, 2001. In accordance with the transition provisions of SFAS 133, upon adoption Associated recorded a cumulative effect of $1.3 million, net of taxes of $843,000, in accumulated other comprehensive income to recognize at fair value all derivatives that are designated as cash flow hedge instruments. Due to immateriality, net gains on derivatives designated as fair value hedges were recorded in earnings at adoption.

All derivatives are recognized on the consolidated balance sheet at their fair value. On the date the derivative contract is entered into, Associated designates the derivative, except for mortgage banking derivatives for which changes in fair value of the derivative is recorded in earnings, as either a fair value hedge (i.e., a hedge of the fair value of a recognized asset or liability) or a cash flow hedge (i.e., a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability). Associated formally documents all

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

relationships between hedging instruments and hedging items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value hedges or cash flow hedges to specific assets or liabilities on the balance sheet. Associated also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Associated discontinues hedge accounting prospectively.

For a derivative designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and the ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Associated discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, Associated continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability.

Stock-Based Compensation

As allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS 123,” Associated accounts for stock-based compensation cost under the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related Interpretations, under which no compensation cost has been recognized for any periods presented, except with respect to restricted stock awards. Compensation expense for employee stock options is generally not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant, as such options would have no intrinsic value at the date of grant.

Associated may issue common stock with restrictions to certain key employees. The shares are restricted as to transfer but are not restricted as to dividend payment or voting rights. Transfer restrictions lapse over three or five years, depending upon whether the award is fixed or performance-based, are contingent upon continued employment, and for performance awards are based on earnings per share performance goals. Associated amortizes the expense over the vesting period. During 2003, 75,000 restricted stock shares were awarded, and expense of approximately $451,000 was recorded for the year ended December 31, 2003.

For purposes of providing the pro forma disclosures required under SFAS 123, the fair value of stock options granted in 2003, 2002, and 2001 was estimated at the date of grant using a Black-Scholes option pricing model, which was originally developed for use in estimating the fair value of traded options that have different characteristics from Associated’s employee stock options. The model is also sensitive to changes in the subjective assumptions that can materially affect the fair value estimate. As a result, management believes the

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options. The following table illustrates the effect on net income and earnings per share if Associated had applied the fair value recognition provisions of SFAS 123.

	For the Years Ended December 31,
	2003	2002	2001
	($ in Thousands, except per share amounts)
Net income, as reported	$228,657	$210,719	$179,522
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	271	—	—
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(2,956)	(3,156)	(3,484)

Net income, as adjusted	$225,972	$207,563	$176,038

Basic earnings per share, as reported	$2.07	$1.88	$1.65
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	—
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(0.03)	(0.03)	(0.03)

Basic earnings per share, as adjusted	$2.04	$1.85	$1.62

Diluted earnings per share, as reported	$2.05	$1.86	$1.64
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	—
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(0.03)	(0.03)	(0.04)

Diluted earnings per share, as adjusted	$2.02	$1.83	$1.60

The following assumptions were used in estimating the fair value for options granted in 2003, 2002, and 2001:

	2003	2002	2001
Dividend yield	3.18%	3.65%	3.51%
Risk-free interest rate	3.27%	4.58%	5.09%
Weighted average expected life	7 yrs	7 yrs	7 yrs
Expected volatility	28.29%	28.35%	26.07%

The weighted average per share fair values of options granted in 2003, 2002, and 2001 were $5.39, $5.15, and $4.71, respectively. The annual expense allocation methodology prescribed by SFAS 123 attributes a higher percentage of the reported expense to earlier years than to later years, resulting in an accelerated expense recognition for proforma disclosure purposes.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents are considered to include cash and due from banks, interest-bearing deposits in other financial institutions, and federal funds sold and securities purchased under agreements to resell.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

Per Share Computations

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares adjusted for the dilutive effect of outstanding stock options. Also see Notes 11 and 19.

Recent Accounting Pronouncements

In December 2003, the FASB issued SFAS No. 132 (revised December 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106,” (“SFAS 132”). SFAS 132 revises employers’ disclosures about pension plans and other postretirement benefit plans. This Statement does not change the measurement or recognition of pension plans and other postretirement benefit plans required by FASB Statements No. 87, “Employers’ Accounting for Pensions,” No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” The revised SFAS 132 retains the disclosure requirements contained in the original SFAS 132 and requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. In general, the annual provisions of SFAS 132 are effective for fiscal years ending after December 15, 2003, and the interim-period disclosures are effective for interim periods beginning after December 15, 2003. The adoption had no effect on Associated’s results of operations, financial position, or liquidity.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments, except mandatorily redeemable financial instruments, entered into or modified after May 31, 2003. For certain mandatorily redeemable financial instruments the effective date has been deferred indefinitely. The adoption had no effect on Associated’s results of operations, financial position, or liquidity.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process and in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The adoption had no material impact on Associated’s results of operations, financial position, or liquidity.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). This interpretation provides guidance on how to identify a variable interest entity and determine when the assets, liabilities, noncontrolling interests, and results of operations of a variable interest entity are to be included in an entity’s consolidated financial statements. A variable interest entity exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, or the right to receive the expected residual returns of the entity if they occur. The adoption had no material impact on Associated’s results of operations, financial position, or liquidity.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

In December 2003, the FASB reissued FIN 46 (“FIN 46R”) with certain modifications and clarifications. Application of FIN 46R was effective for interests in certain variable interest entities as of December 31, 2003, and for all other types of variable interest entities for periods ending after March 15, 2004, unless FIN 46 was previously applied. The application of FIN 46R will result in the deconsolidation of a subsidiary relating to the issuance of trust preferred securities. The assets and liabilities of the subsidiary trust were deconsolidated in the first quarter of 2004 and totaled $180 million. See Note 10 for further discussion of this trust and Associated’s related obligations. Associated does not believe that the application of FIN 46R had a material impact on the results of operations, financial position, or liquidity.

In December 2003, the AICPA’s Accounting Standards Executive Committee issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” (“SOP 03-3”). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The provisions of this SOP are effective for loans acquired in fiscal years beginning after December 15, 2004. Associated does not expect the requirements of SOP 03-3 to have a material impact on the results of operations, financial position, or liquidity.

NOTE 2 BUSINESS COMBINATIONS:

In 2003 there was one completed business combination. On April 1, 2003, Associated consummated its cash acquisition of 100% of the outstanding shares of CFG, a closely-held insurance agency headquartered in Minnetonka, Minnesota. Effective in June 2003, CFG operated as Associated Financial Group, LLC. CFG, an independent, full-line insurance agency, was acquired to enhance the growth of Associated’s existing insurance business. The acquisition was accounted for under the purchase method of accounting; thus, the results of operations prior to the consummation date were not included in the accompanying consolidated financial statements. The acquisition is individually immaterial to the consolidated financial results. Goodwill of approximately $12 million and other intangibles of approximately $15 million recognized in the transaction at acquisition were assigned to the wealth management segment.

There was one completed business combination during 2002. On February 28, 2002, Associated consummated its acquisition of 100% of the outstanding common shares of Signal. Signal operated banking branches in nine locations in the Twin Cities and Eastern Minnesota. As a result of the acquisition, Associated expanded its Minnesota banking presence, particularly in the Twin Cities area.

The Signal transaction was accounted for under the purchase method of accounting; thus, the results of operations prior to the consummation date were not included in the accompanying consolidated financial statements. The Signal transaction was consummated through the issuance of approximately 6.1 million shares of common stock and $58.4 million in cash for a purchase price of $192.5 million. The value of the shares was determined using the closing stock price of Associated’s stock on September 10, 2001, the initiation date of the transaction.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed of Signal at the date of the acquisition.

$ in Millions
Investment securities available for sale	$163.8
Loans	760.0
Allowance for loan losses	(12.0)
Other assets	118.1
Intangible asset	5.6
Goodwill	119.7

Total assets acquired	$1,155.2

Deposits	$784.8
Borrowings	165.5
Other liabilities	12.4

Total liabilities assumed	$962.7

Net assets acquired	$192.5

The other intangible asset represents a core deposit intangible with a ten-year estimated life. The $119.7 million of goodwill was assigned to the banking segment.

The following represents required supplemental pro forma disclosure of total revenue, net income, and earnings per share as though the Signal acquisition had been completed at the beginning of the year of acquisition.

	Year ended December 31,
	2002	2001
	(In Thousands, except per share data)
Total revenue	$731,398	$673,363
Net income	209,829	190,444
Basic earnings per share	1.85	1.65
Diluted earnings per share	1.83	1.63

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

NOTE 3 INVESTMENT SECURITIES:

The amortized cost and fair values of securities available for sale at December 31, 2003 and 2002, were as follows:

	2003
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
	($ in Thousands)
U. S. Treasury securities	$36,588	$171	$—	$36,759
Federal agency securities	167,859	4,944	(90)	172,713
Obligations of state and political subdivisions	868,974	58,579	(68)	927,485
Mortgage-related securities	2,232,920	12,128	(11,636)	2,233,412
Other securities (debt and equity)	368,388	36,040	(1,013)	403,415

Total securities available for sale	$3,674,729	$111,862	$(12,807)	$3,773,784

	2002
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
	($ in Thousands)
U. S. Treasury securities	$44,967	$915	$—	$45,882
Federal agency securities	222,787	11,143	—	233,930
Obligations of state and political subdivisions	851,710	52,316	(3)	904,023
Mortgage-related securities	1,672,542	33,491	(797)	1,705,236
Other securities (debt and equity)	440,126	33,473	(1)	473,598

Total securities available for sale	$3,232,132	$131,338	$(801)	$3,362,669

Equity securities include Federal Reserve and Federal Home Loan Bank stock which had a fair value of $25.3 million and $112.5 million, respectively, at December 31, 2003, and $28.4 million and $103.4 million, respectively, at December 31, 2002.

The following represents gross unrealized losses and the related fair value of securities available for sale, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

	Less than 12 months		12 months or more		Total
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
	($ in Thousands)
Federal agency securities	$(90)	$14,986	$—	$—	$(90)	$14,986
Obligations of state and political subdivisions	(68)	4,007	—	—	(68)	4,007
Mortgage-related securities	(11,619)	1,036,040	(17)	2,630	(11,636)	1,038,670
Other securities (equity)	—	—	(1,013)	7,649	(1,013)	7,649

Total	$(11,777)	$1,055,033	$(1,030)	$10,279	$(12,807)	$1,065,312

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

Management does not believe any individual unrealized loss as of December 31, 2003 represents an other-than-temporary impairment. The unrealized losses reported for mortgage-related securities relate primarily to securities issued by government agencies such as the Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (“FHLMC”). These unrealized losses are primarily attributable to changes in interest rates and individually were 4% or less of their respective amortized cost basis. Not included in the above table is a CMO (included in mortgage-related securities) determined to have an other-than-temporary impairment that resulted in a write-down on the security of $0.8 million during 2002 and $0.3 million during 2003 based on continued evaluation. As of December 31, 2003, this CMO had a carrying value of $1.8 million. The unrealized losses associated with the other equity securities are comprised primarily of FHLMC preferred stock and is predominantly attributable to changes in interest rates. At December 31, 2003, the amortized cost of these FHLMC preferred shares was $8.7 million, based on $50 per share, while the market value per share was approximately $44. Associated currently has both the intent and ability to hold the securities contained in the previous table for a time necessary to recover the amortized cost.

The amortized cost and fair values of investment securities available for sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2003
	Amortized Cost	Fair Value
	($ in Thousands)
Due in one year or less	$240,617	$245,135
Due after one year through five years	431,841	459,887
Due after five years through ten years	313,719	334,387
Due after ten years	303,173	326,053

Total debt securities	1,289,350	1,365,462
Mortgage-related securities	2,232,920	2,233,412
Equity securities	152,459	174,910

Total securities available for sale	$3,674,729	$3,773,784

Total proceeds and gross realized gains and losses from sale of securities available for sale (with other-than-temporary write-downs on securities included in gross losses) for each of the three years ended December 31 were:

	2003	2002	2001
	($ in Thousands)
Proceeds	$1,263	$27,793	$135,627
Gross gains	1,029	374	1,322
Gross losses	(327)	(801)	(604)

Pledged securities with a carrying value of approximately $1.6 billion and $1.8 billion at December 31, 2003, and December 31, 2002, respectively, were pledged to secure certain deposits, Federal Home Loan Bank advances, or for other purposes as required or permitted by law.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

NOTE 4 LOANS:

Loans at December 31 are summarized below.

	2003	2002
	($ in Thousands)
Commercial, financial, and agricultural	$2,116,463	$2,213,986
Real estate construction	1,077,731	910,581
Commercial real estate	3,246,954	3,128,826
Lease financing	38,968	38,352

Commercial	6,480,116	6,291,745
Residential mortgage	2,145,227	2,430,746
Home equity	968,744	864,631

Residential real estate	3,113,971	3,295,377
Consumer	697,723	716,103

Total loans	$10,291,810	$10,303,225

A summary of the changes in the allowance for loan losses for the years indicated is as follows:

	2003	2002	2001
	($ in Thousands)
Balance at beginning of year	$162,541	$128,204	$120,232
Balance related to acquisition	—	11,985	—
Provision for loan losses	46,813	50,699	28,210
Charge offs	(37,107)	(32,179)	(22,639)
Recoveries	5,375	3,832	2,401

Net charge offs	(31,732)	(28,347)	(20,238)

Balance at end of year	$177,622	$162,541	$128,204

The following table presents nonperforming loans at December 31:

	December 31,
	2003	2002
	($ in Thousands)
Nonaccrual loans	$113,944	$94,132
Accruing loans past due 90 days or more	7,495	3,912
Restructured loans	43	1,258

Total nonperforming loans	$121,482	$99,302

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

Management has determined that commercial, financial, and agricultural loans, commercial real estate loans, and real estate construction loans that have nonaccrual status or have had their terms restructured are impaired loans. The following table presents data on impaired loans at December 31:

	2003	2002
	($ in Thousands)
Impaired loans for which an allowance has been provided	$68,571	$42,574
Impaired loans for which no allowance has been provided	29,079	33,603

Total loans determined to be impaired	$97,650	$76,177

Allowance for loan losses related to impaired loans	$33,497	$20,579

	2003	2002	2001
	($ in Thousands)
For the years ended December 31:
Average recorded investment in impaired loans	$83,106	$60,247	$28,319
Cash basis interest income recognized from impaired loans	$2,489	$3,849	$1,795

Associated has granted loans to their directors, executive officers, or their related subsidiaries. These loans were made on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with other unrelated customers, and do not involve more than a normal risk of collection. These loans to related parties are summarized as follows:

2003
($ in Thousands)
Balance at beginning of year	$33,054
New loans	46,096
Repayments	(48,782)
Changes due to status of executive officers and directors	(882)

Balance at end of year	$29,486

Associated serves the credit needs of its customers by offering a wide variety of loan programs to customers, primarily in Wisconsin, Illinois, and Minnesota. The loan portfolio is widely diversified by types of borrowers, industry groups, and market areas. Significant loan concentrations are considered to exist for a financial institution when there are amounts loaned to a multiple number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 2003, no significant concentrations existed in Associated’s loan portfolio in excess of 10% of total loans.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

NOTE 5 GOODWILL AND OTHER INTANGIBLE ASSETS:

Goodwill:

Goodwill is not amortized but is subject to impairment tests on at least an annual basis. No impairment loss was necessary in 2003, 2002, or 2001. Goodwill of $212 million is assigned to the banking segment and goodwill of $12 million is assigned to the wealth management segment. The change in the carrying amount of goodwill was as follows.

Goodwill	2003	2002
	($ in Thousands)
Balance at beginning of year	$212,112	$92,397
Goodwill acquired	12,276	119,715

Balance at end of year	$224,388	$212,112

Goodwill amortization expense was zero for the years ended December 31, 2003 and 2002, and $6.5 million for the year ended December 31, 2001. See Note 19 for the disclosure of net income and per share amounts excluding goodwill amortization, net of any income tax effects, due to the adoption of SFAS 142 and SFAS 147 in 2002.

Other Intangible Assets:

Associated has other intangible assets that are amortized, consisting of core deposit intangibles, other intangibles (primarily related to customer relationships acquired in connection with the CFG acquisition), and mortgage servicing rights. The core deposit intangibles and mortgage servicing rights are assigned to Associated’s banking segment, while the other intangibles are assigned to Associated’s wealth management segment.

For core deposit intangibles and other intangibles, changes in the gross carrying amount, accumulated amortization, and net book value were as follows.

	2003	2002
	($ in Thousands)
Core deposit intangibles:
Gross carrying amount	$28,165	$28,165
Accumulated amortization	(20,682)	(18,923)

Net book value	$7,483	$9,242

Additions during the period	$—	$5,600
Amortization during the period	(1,759)	(2,283)

Other intangibles:
Gross carrying amount	$14,751	$—
Accumulated amortization	(1,202)	—

Net book value	$13,549	$—

Additions during the period	$14,751	$—
Amortization during the period	(1,202)	—

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

Mortgage servicing rights are amortized in proportion to and over the period of estimated servicing income. Associated periodically evaluates its mortgage servicing rights asset for impairment. A valuation allowance is established to the extent the carrying value of the mortgage servicing rights exceeds the estimated fair value by stratification. An other-than-temporary impairment is recognized as a write-down of the mortgage servicing rights asset and the related valuation allowance (to the extent valuation reserve is available) and then against earnings. During the second and third quarters of 2003 mortgage rates fell to record lows. Given the extended period of historically low interest rates and the impact on mortgage banking volumes, refinances, and secondary markets, Associated evaluated its mortgage servicing rights asset for possible other-than-temporary impairment. As a result, $18.1 million was determined to be other than temporarily impaired during 2003. A summary of changes in the balance of the mortgage servicing rights asset and the mortgage servicing rights valuation allowance was as follows.

Mortgage servicing rights	2003	2002
	($ in Thousands)
Mortgage servicing rights at beginning of year	$60,685	$42,786
Additions	39,707	30,730
Amortization	(17,212)	(12,831)
Other-than-temporary impairment	(18,118)	—

Mortgage servicing rights at end of year	$65,062	$60,685

Valuation allowance at beginning of year	(28,362)	(10,720)
Additions	(15,832)	(17,642)
Reversals	3,491	—
Other-than-temporary impairment	18,118	—

Valuation allowance at end of year	(22,585)	(28,362)

Mortgage servicing rights, net	$42,477	$32,323

At December 31, 2003, Associated was servicing one- to four-family residential mortgage loans owned by other investors with balances totaling $5.93 billion compared to $5.44 billion and $5.23 billion at December 31, 2002 and 2001, respectively. The fair value of mortgage servicing rights was approximately $42.5 million (representing 72 bp of loans serviced) at December 31, 2003, compared to $32.3 million (representing 59 bp of loans serviced) at December 31, 2002, and $32.1 million (representing 61 bp of loans serviced) at December 31, 2001.

Mortgage servicing rights expense, which includes the amortization of the mortgage servicing rights and increases or decreases to the valuation allowance associated with the mortgage servicing rights, was $29.6 million, $30.5 million, and $20.0 million for the years ended December 31, 2003, 2002, and 2001, respectively.

The following table shows the estimated future amortization expense for amortizing intangible assets. The projections of amortization expense for the next five years are based on existing asset balances, the current interest rate environment, and prepayment speeds as of December 31, 2003. The actual amortization expense Associated recognizes in any given period may be significantly different depending upon changes in interest rates, market conditions, regulatory requirements, and events or circumstances that indicate the carrying amount of an asset may not be recoverable.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

Estimated amortization expense

	Core Deposit Intangibles	Other Intangibles	Mortgage Servicing Rights
	($ in Thousands)
Year ending December 31,
2004	$1,500	$1,500	$15,500
2005	1,000	1,200	12,800
2006	1,000	1,000	10,500
2007	1,000	900	8,500
2008	1,000	800	6,500

NOTE 6 PREMISES AND EQUIPMENT:

A summary of premises and equipment at December 31 is as follows:

		2003			2002 Net Book Value
	Estimated Useful Lives	Cost	Accumulated Depreciation	Net Book Value
		($ in Thousands)
Land	—	$27,595	$—	$27,595	$27,496
Land improvements	3 – 20 years	3,205	2,336	869	734
Buildings	5 – 40 years	148,952	76,953	71,999	74,388
Computers	3 – 5 years	39,743	33,531	6,212	4,204
Furniture, fixtures and other equipment	3 – 20 years	99,452	80,239	19,213	20,177
Leasehold improvements	5 – 30 years	16,888	11,461	5,427	5,714

Total premises and equipment		$335,835	$204,520	$131,315	$132,713

Depreciation and amortization of premises and equipment totaled $15.1 million in 2003, $17.1 million in 2002, and $16.2 million in 2001.

Associated and certain subsidiaries are obligated under a number of noncancelable operating leases for other facilities and equipment, certain of which provide for increased rentals based upon increases in cost of living adjustments and other operating costs. The approximate minimum annual rentals and commitments under these noncancelable agreements and leases with remaining terms in excess of one year are as follows:

($ in Thousands)
2004	$7,368
2005	6,793
2006	5,892
2007	5,558
2008	4,504
Thereafter	15,527

Total	$45,642

Total rental expense under leases, net of sublease income, totaled $9.2 million in 2003, $8.3 million in 2002, and $7.3 million in 2001.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

NOTE 7 DEPOSITS:

The distribution of deposits at December 31 is as follows.

	2003	2002
	($ in Thousands)
Noninterest-bearing demand deposits	$1,814,446	$1,773,699
Savings deposits	890,092	895,855
Interest-bearing demand deposits	2,330,478	1,468,193
Money market deposits	1,573,678	1,754,313
Brokered certificates of deposit	165,130	233,650
Other time deposits	3,019,019	2,999,142

Total deposits	$9,792,843	$9,124,852

Time deposits of $100,000 or more were $999 million and $856 million at December 31, 2003 and 2002, respectively. Aggregate annual maturities of all time deposits at December 31, 2003, are as follows:

Maturities During Year Ending December 31,	($ in Thousands)
2004	$2,008,241
2005	711,562
2006	157,497
2007	191,291
2008	46,097
Thereafter	69,461

Total	$3,184,149

NOTE 8 SHORT-TERM BORROWINGS:

Short-term borrowings at December 31 are as follows:

	2003	2002
	($ in Thousands)
Federal funds purchased and securities sold under agreements to repurchase	$1,340,996	$2,240,286
Bank notes	200,000	—
Federal Home Loan Bank advances	—	100,000
Treasury, tax, and loan notes	361,894	38,450
Other borrowed funds	25,986	10,871

Total short-term borrowings	$1,928,876	$2,389,607

Included in short-term borrowings are Federal Home Loan Bank advances with original maturities of less than one year. The short-term bank notes are variable rate and mature in the first quarter of 2004. The treasury, tax, and loan notes are demand notes representing secured borrowings from the U.S. Treasury, collateralized by qualifying securities and loans.

At December 31, 2003, the Parent Company had $100 million of established lines of credit with various nonaffiliated banks, which were not drawn on at December 31, 2003. Borrowings under these lines accrue

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

interest at short-term market rates. Under the terms of the credit agreement, a variety of advances and interest periods may be selected by the Parent Company. During 2000, a $200 million commercial paper program was initiated, of which, no amounts were outstanding at December 31, 2003 or 2002.

NOTE 9 LONG-TERM DEBT:

Long-term debt (debt with original contractual maturities greater than one year) at December 31 is as follows:

	2003	2002
	($ in Thousands)
Federal Home Loan Bank advances (1)	$912,138	$964,931
Bank notes (2)	300,000	500,000
Subordinated debt, net (3)	204,351	208,356
Repurchase agreements (4)	429,175	226,175
Other borrowed funds	6,555	7,383

Total long-term debt	$1,852,219	$1,906,845

(1)	Long-term advances from the Federal Home Loan Bank had maturities through 2017 and had weighted-average interest rates of 2.96% at December 31, 2003, and 3.74% at December 31, 2002. These advances had a combination of fixed and variable rates, predominantly fixed. Of the balances outstanding at December 31, 2003, $24 million is callable by the Federal Home Loan Bank during the first quarter of 2004.
(2)	The long-term bank notes had maturities through 2007 and had weighted-average interest rates of 2.20% at December 31, 2003, and 2.15% at December 31, 2002. These advances had a combination of fixed and variable rates.
(3)	In August 2001, Associated issued $200 million of 10-year subordinated debt. This debt was issued at a discount and has a fixed interest rate of 6.75%. During 2001, Associated entered into a fair value hedge to hedge the interest rate risk on the subordinated debt. As of December 31, 2003 and 2002, the fair value of the derivative was a $5.5 million gain and a $9.6 million gain, respectively. The subordinated debt qualifies under the risk-based capital guidelines as Tier 2 supplementary capital for regulatory purposes.
(4)	The long-term repurchase agreements had maturities through 2006 and had weighted-average interest rates of 1.67% at December 31, 2003 and 2.36% at December 31, 2002. These advances had a combination of fixed and variable rates, predominantly fixed. Of the balances outstanding at December 31, 2003, $229 million is callable during the first quarter of 2004.

The table below summarizes the maturities of Associated’s long-term debt at December 31, 2003:

Year	($ in Thousands)
2004	$1,026,325
2005	300,000
2006	157,275
2007	100,000
2008	13,500
Thereafter	255,119

Total long-term debt	$1,852,219

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

Under agreements with the Federal Home Loan Banks of Chicago and Des Moines, Federal Home Loan Bank advances (short-term and long-term) are secured by the subsidiary banks’ qualifying mortgages (such as residential mortgage, residential mortgage loans held for sale, home equity, and commercial real estate) and by specific investment securities for certain Federal Home Loan Bank advances.

NOTE 10 COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES:

On May 30, 2002, ASBC Capital I (the “ASBC Trust”), a Delaware business trust wholly owned by Associated, completed the sale of $175 million of 7.625% preferred securities (the “Preferred Securities”). The Preferred Securities are traded on the New York Stock Exchange under the symbol “ABW PRA.” The ASBC Trust used the proceeds from the offering to purchase a like amount of 7.625% Junior Subordinated Debentures (the “Debentures”) of Associated. The Debentures are the sole assets of the ASBC Trust and are eliminated, along with the related income statement effects, in the consolidated financial statements. Associated used the proceeds from the sales of the Debentures for general corporate purposes.

Effective in the first quarter of 2004, in accordance with recent guidance provided on the application of FIN 46R, Associated will be required to deconsolidate the ASBC Trust from its consolidated financial statements. Accordingly, the Debentures issued by Associated to ASBC Trust (as opposed to the trust preferred securities issued by the ASBC Trust) will be reflected in Associated’s consolidated balance sheet as long-term debt. The deconsolidation of the net assets and results of operations of this trust will have virtually no impact on Associated’s financial statements since Associated continues to be obligated to repay the Debentures held by the ASBC Trust and guarantees repayment of the Preferred Securities issued by the ASBC Trust. The consolidated long-term debt obligation related to the ASBC Trust will increase from $175 million to $180 million upon deconsolidation, with the difference representing Associated’s common ownership interest in the ASBC Trust recorded in investment securities available for sale.

The Preferred Securities accrue and pay dividends quarterly at an annual rate of 7.625% of the stated liquidation amount of $25 per Preferred Security. Associated has fully and unconditionally guaranteed all of the obligations of the ASBC Trust. The guarantee covers the quarterly distributions and payments on liquidation or redemption of the Preferred Securities, but only to the extent of funds held by the ASBC Trust.

The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on June 15, 2032, or upon earlier redemption as provided in the Indenture. Associated has the right to redeem the Debentures on or after May 30, 2007.

The Preferred Securities qualify under the risk-based capital guidelines as Tier 1 capital for regulatory purposes. As discussed in Note 18, as a result of FIN 46R, the Federal Reserve Board is currently evaluating whether deconsolidation of the trust will affect the qualification of the preferred securities as Tier 1 capital. If it is determined that the preferred securities no longer qualify as Tier 1 capital, the effect of such a change is not expected to affect Associated’s well-capitalized status.

During May 2002, Associated entered into a fair value hedge to hedge the interest rate risk on the Debentures. The fair value of the derivative was a $6.9 million gain at December 31, 2003, and a $15.1 million gain at December 31, 2002. Given the fair value hedge, the Preferred Securities are carried on the balance sheet at fair value.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

Note 11 STOCKHOLDERS’ EQUITY:

On April 24, 2002, the Board of Directors declared a 10% stock dividend, payable May 15 to shareholders of record at the close of business on April 29. All share and per share data in the accompanying consolidated financial statements has been adjusted to reflect the 10% stock dividend paid. As a result of the stock dividend, Associated distributed approximately 7.0 million shares of common stock. Any fractional shares resulting from the dividend were paid in cash. Share and price information has been adjusted to reflect all stock splits and dividends.

Associated’s Articles of Incorporation authorize the issuance of 750,000 shares of preferred stock at a par value of $1.00 per share. No shares have been issued.

At December 31, 2003, subsidiary net assets equaled $1.3 billion, of which approximately $136.8 million could be transferred to Associated in the form of cash dividends without prior regulatory approval, subject to the capital needs of each subsidiary.

The Board of Directors has authorized management to repurchase shares of Associated’s common stock each quarter in the market, to be made available for issuance in connection with Associated’s employee incentive plans and for other corporate purposes. For Associated’s employee incentive plans, the Board of Directors authorized the repurchase of up to 2.4 million shares (600,000 shares per quarter) in 2003 and 2002. Of these authorizations, approximately 1.9 million shares were repurchased for $43.3 million during 2002 (with approximately 1.4 million shares reissued in connection with stock options exercised), while none were repurchased during 2003 (with approximately 1.7 million shares reissued in connection with stock options exercised). Additionally, under two separate actions in 2000 and one action in 2003, the Board of Directors authorized the repurchase and cancellation of Associated’s outstanding shares, not to exceed approximately 16.5 million shares on a combined basis. Under these authorizations, approximately 3.1 million shares were repurchased for $74.5 million during 2003 at an average cost of $24.11 per share, while during 2002 approximately 2.0 million shares were repurchased for $44.0 million at an average cost of $21.79 per share. At December 31, 2003, approximately 5.6 million shares remain authorized to repurchase. The repurchase of shares will be based on market opportunities, capital levels, growth prospects, and other investment opportunities.

The Board of Directors approved the implementation of a broad-based stock option grant effective July 28, 1999. This stock option grant provided all qualifying employees with an opportunity and an incentive to buy shares of Associated and align their financial interest with the growth in value of Associated’s shares. These options have 10-year terms, fully vest in two years, and have exercise prices equal to 100% of market value on the date of grant. As of December 31, 2003, approximately 2.7 million shares remain available for granting.

In January 2002, the Board of Directors, with subsequent approval of Associated’s shareholders, approved an amendment, increasing the number of shares available to be issued by an additional 5.0 million shares, to the Amended and Restated Long-Term Incentive Stock Plan (“Stock Plan”). The Stock Plan was adopted by the Board of Directors and originally approved by shareholders in 1987 and amended in 1994, 1997, and 1998. Options are generally exercisable up to 10 years from the date of grant and vest over two to three years. As of December 31, 2003, approximately 4.8 million shares remain available for grants.

The stock incentive plans of acquired companies were terminated at each respective merger date. Option holders under such plans received Associated’s common stock, or options to buy Associated’s common stock, based on the conversion terms of the various merger agreements. The historical option information presented below has been restated to reflect the options originally granted under the acquired companies’ plans.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

	2003		2002		2001
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Outstanding, January 1	7,122,741	$17.41	6,030,026	$17.40	5,458,983	$16.57
Granted	1,053,262	23.00	1,147,935	21.29	1,158,135	19.57
Options from acquisition	—	—	1,614,690	9.43	—	—
Exercised	(1,650,764)	13.73	(1,469,678)	11.27	(413,044)	11.46
Forfeited	(149,262)	21.74	(200,232)	20.06	(174,003)	19.71

Outstanding, December 31	6,357,977	$19.19	7,122,741	$17.41	6,030,026	$17.40

Options exercisable at year-end	4,434,584		5,059,880		3,973,577

The following table summarizes information about Associated’s stock options outstanding at December 31, 2003:

	Options Outstanding	Weighted Average Exercise Price	Remaining Life (Years)	Options Exercisable	Weighted Average Exercise Price
Range of Exercise Prices:
$ 5.93 - $7.61	41,597	$6.73	1.11	41,597	$6.73
$8.75 - $10.65	327,459	10.04	2.06	327,459	10.04
$11.85 - $14.62	335,647	13.30	3.46	335,647	13.30
$14.96 - $17.95	1,563,779	16.54	5.15	1,536,779	16.54
$19.47 - $21.24	1,833,796	20.43	7.60	942,425	20.22
$21.40 - $23.29	2,273,699	22.42	6.88	1,223,677	21.96

TOTAL	6,375,977	$19.19	6.20	4,434,584	$18.00

The pro forma disclosures required under SFAS 123, as amended by SFAS 148, are included in Note 1.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

NOTE 12 RETIREMENT PLANS:

Associated has a noncontributory defined benefit retirement plan (the “Plan”) covering substantially all full-time employees. The benefits are based primarily on years of service and the employee’s compensation paid. Associated’s funding policy is to pay at least the minimum amount required by the funding requirements of federal law and regulations.

The following tables set forth the Plan’s funded status and net periodic benefit cost:

	2003	2002
	($ in Thousands)
Change in Fair Value of Plan Assets
Fair value of plan assets at beginning of year	$45,429	$32,336
Actual gain (loss) on plan assets	9,795	(3,784)
Employer contributions	17,542	19,489
Gross benefits paid	(3,382)	(2,612)

Fair value of plan assets at end of year	$69,384	$45,429

Change in Benefit Obligation
Net benefit obligation at beginning of year	$54,464	$45,767
Service cost	5,857	4,582
Interest cost	3,603	3,257
Plan amendments	—	206
Actuarial loss	2,283	3,264
Gross benefits paid	(3,382)	(2,612)

Net benefit obligation at end of year	$62,825	$54,464

Funded Status
Excess (deficit) of plan assets over (under) benefit obligation	$6,559	$(9,035)
Unrecognized net actuarial loss	15,762	18,046
Unrecognized prior service cost	589	663
Unrecognized net transition asset	(736)	(1,060)

Net prepaid asset at end of year in the balance sheet	$22,174	$8,614

Amounts Recognized in the Statement of Financial Position Consists of
Prepaid benefit cost	$22,174	$—
Accrued benefit cost	—	(7,503)
Intangible assets	—	663
Accumulated other comprehensive income	—	15,454

Net amount recognized	$22,174	$8,614

The accumulated benefit obligation for the Plan was $61.2 million and $52.9 million at December 31, 2003 and 2002, respectively.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

	2003	2002	2001
	($ in Thousands)
Components of Net Periodic Benefit Cost
Service cost	$5,857	$4,582	$3,950
Interest cost	3,603	3,257	2,889
Expected return on plan assets	(5,301)	(3,963)	(3,474)
Amortization of:
Transition asset	(324)	(323)	(324)
Prior service cost	74	74	63
Actuarial gain	73	—	—

Total net periodic benefit cost	$3,982	$3,627	$3,104

Weighted average assumptions used to determine benefit obligations:
Discount rate	6.25%	6.75%
Rate of increase in compensation levels	5.00	5.00

Weighted average assumptions used to determine net periodic benefit costs:
Discount rate	6.75%	7.25%	7.50%
Rate of increase in compensation levels	5.00	5.00	5.00
Expected long-term rate of return on plan assets	8.75	9.00	9.00

The overall expected long-term rate of return on assets was 8.75% and 9.00% as of December 31, 2003 and 2002, respectively. The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the plan’s anticipated asset allocations. The expected return on equities was computed utilizing a valuation framework, which projected future returns based on current equity valuations rather than historical returns.

The asset allocation for the Plan as of the measurement date by asset category was as follows:

	2003	2002
Asset Category
Equity securities	66%	60%
Debt securities	32	38
Other	2	2

Total	100%	100%

The asset classes used to manage plan assets will include common stocks, fixed income or debt securities, and cash equivalents. A diversified portfolio using these assets will provide liquidity, current income, and growth of income and growth of principal. The anticipated asset allocation ranges are equity securities of 55-65%, debt securities of 35-45%, and other cash equivalents of 0-5%.

Associated and its subsidiaries also have a Profit Sharing/Retirement Savings Plan (the “plan”). Associated’s contribution is determined annually by the Administrative Committee of the Board of Directors, based in part on performance-based formulas provided in the plan. Total expense related to contributions to the plan was $12.3 million, $11.8 million, and $10.5 million in 2003, 2002, and 2001, respectively.

An additional pension obligation is required when the accumulated benefit obligation exceeds the sum of the fair value of plan assets and the accrued pension expense. At December 31, 2003, Associated’s additional

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

pension obligation was zero, while at December 31, 2002, Associated’s additional pension obligation was $16.1 million, of which $9.2 million was included as a reduction in accumulated other comprehensive income, net of tax benefit of $6.2 million, and $0.7 million was included as an intangible asset as part of other assets in the consolidated balance sheet.

At this time, Associated does not expect to make a contribution to its pension plan in 2004. Associated regularly reviews the funding of its pension plans. Therefore, it is possible that after that review, Associated may decide to make a contribution to the pension plan at that time.

NOTE 13 INCOME TAXES:

The current and deferred amounts of income tax expense (benefit) are as follows:

	Years ended December 31,
	2003	2002	2001
	($ in Thousands)
Current:
Federal	$103,321	$99,730	$54,726
State	2,940	755	113

Total current	106,261	100,485	54,839
Deferred:
Federal	(12,793)	(16,214)	14,947
State	(409)	1,336	1,701

Total deferred	(13,202)	(14,878)	16,648

Total income tax expense	$93,059	$85,607	$71,487

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities resulted in deferred taxes. Deferred tax assets and liabilities at December 31 are as follows:

	2003	2002
	($ in Thousands)
Gross deferred tax assets:
Allowance for loan losses	$74,497	$67,900
Accrued liabilities	6,079	5,946
Deferred compensation	10,304	9,310
Securities valuation adjustment	10,214	8,893
Deposit base intangible	3,078	3,370
Mortgage banking activity	—	1,552
Benefit of tax loss carryforwards	16,971	15,323
Other	4,828	5,825

Total gross deferred tax assets	125,971	118,119
Valuation allowance for deferred tax assets	(8,445)	(12,149)

	117,526	105,970
Gross deferred tax liabilities:
Real estate investment trust income	27,612	41,330
Prepaids	6,552	251
Mortgage banking activity	3,297	—
Deferred loan fee income and other loan yield adjustment	7,494	6,927
State income taxes	13,127	11,928
Other	7,467	6,860

Total gross deferred tax liabilities	65,549	67,296

Net deferred tax assets	51,977	38,674

Tax effect of unrealized gain related to available for sale securities	(35,843)	(48,879)
Tax effect of unrealized loss related to derivative instruments	7,991	9,326
Tax effect of additional pension obligation	—	6,167

	(27,852)	(33,386)

Net deferred tax assets including tax effected items	$24,125	$5,288

Components of the 2002 net deferred tax assets have been adjusted to reflect the filing of corporate income tax returns.

For financial reporting purposes, a valuation allowance has been recognized to offset deferred tax assets related to state net operating loss carryforwards of certain subsidiaries and other temporary differences due to the uncertainty that the assets will be realized. If it is subsequently determined that all or a portion of these deferred tax assets will be realized, the tax benefit for these items will be used to reduce deferred tax expense for that period.

At December 31, 2003, Associated had state net operating losses of $209 million and federal net operating losses of $1.3 million that will expire in the years 2004 through 2017.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

The effective income tax rate differs from the statutory federal tax rate. The major reasons for this difference are as follows:

	2003	2002	2001
Federal income tax rate at statutory rate	35.0%	35.0%	35.0%
Increases (decreases) resulting from:
Tax-exempt interest and dividends	(4.2)	(4.6)	(5.1)
State income taxes (net of federal income taxes)	0.5	0.5	0.5
Increase in cash surrender value of life insurance	(1.5)	(1.6)	(1.8)
Other	(0.9)	(0.4)	(0.1)

Effective income tax rate	28.9%	28.9%	28.5%

A savings bank acquired by Associated in 1997 qualified under provisions of the Internal Revenue Code that permitted it to deduct from taxable income an allowance for bad debts that differed from the provision for such losses charged to income for financial reporting purposes. Accordingly, no provision for income taxes has been made for $79.2 million of retained income at December 31, 2003. If income taxes had been provided, the deferred tax liability would have been approximately $31.8 million. Management does not expect this amount to become taxable in the future, therefore no provision for income taxes has been made.

NOTE 14 COMMITMENTS, OFF-BALANCE SHEET RISK, AND CONTINGENT LIABILITIES:

Commitments and Off-Balance Sheet Risk

Associated utilizes a variety of financial instruments in the normal course of business to meet the financial needs of its customers and to manage its own exposure to fluctuations in interest rates. These financial instruments include lending-related commitments.

Lending-related Commitments

Through the normal course of operations, Associated has entered into certain contractual obligations and other commitments. As a financial services provider, Associated routinely enters into commitments to extend credit. While contractual obligations represent future cash requirements of Associated, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans made by Associated.

Lending-related commitments include commitments to extend credit, commitments to originate residential mortgage loans held for sale, commercial letters of credit, and standby letters of credit. Commitments to extend credit are agreements to lend to customers at predetermined interest rates as long as there is no violation of any condition established in the contracts. Commercial and standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and the third party, while standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

Under SFAS 133, commitments to originate residential mortgage loans held for sale and forward commitments to sell residential mortgage loans are defined as derivatives and are therefore required to be

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

recorded on the consolidated balance sheet at fair value. Associated’s derivative and hedging activity, as defined by SFAS 133, is further summarized in Note 15. The following is a summary of lending-related commitments at December 31:

	2003	2002
	($ in Thousands)
Commitments to extend credit, excluding commitments to originate mortgage loans (1)	$3,732,150	$3,559,497
Commercial letters of credit (1)	19,665	59,186
Standby letters of credit (2)	338,954	267,858

(1)	These off-balance sheet financial instruments are exercisable at the market rate prevailing at the date the underlying transaction will be completed and thus are deemed to have no current fair value, or the fair value is based on fees currently charged to enter into similar agreements and is not material at December 31, 2003 or 2002.
(2)	As required by FASB Interpretation No. 45, an interpretation of FASB Statements No. 5, 57, and 107, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” Associated has established a liability of $2.3 million at December 31, 2003, as an estimate of the fair value of these financial instruments. No fair value liability was required at December 31, 2002.

Associated’s exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of those instruments. The commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Associated uses the same credit policies in making commitments and conditional obligations as it does for extending loans to customers. Associated evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Associated upon extension of credit, is based on management’s credit evaluation of the customer. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Contingent Liabilities

In the ordinary course of business, Associated may be named as defendant in or be a party to various pending and threatened legal proceedings. In view of the intrinsic difficulty in ascertaining the outcome of such matters, Associated cannot state what the eventual outcome of any such proceeding will be. Management believes, based upon discussions with legal counsel and current knowledge, that liabilities arising out of any such proceedings (if any) will not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of Associated.

As part of Associated’s agency agreement with an outside vendor, Associated has guaranteed certain credit card accounts provided the cardholder is unable to meet the credit card obligations. At December 31, 2003, Associated’s estimated maximum exposure was approximately $1 million.

A contingent liability is required to be established if it is probable that Associated will incur a loss on the performance of a letter of credit. During the second quarter of 2003, given the deterioration of the financial condition of a borrower, Associated established a $2.5 million liability for commercial letters of credit, of which $2.2 million remained at December 31, 2003.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

NOTE 15 DERIVATIVE AND HEDGING ACTIVITIES:

Associated uses derivative instruments primarily to hedge the variability in interest payments or protect the value of certain assets and liabilities recorded on its consolidated balance sheet from changes in interest rates. The contract or notional amount of a derivative is used to determine, along with the other terms of the derivative, the amounts to be exchanged between the counterparties. Because the contract or notional amount does not represent amounts exchanged by the parties, it is not a measure of loss exposure related to the use of derivatives nor of exposure to liquidity risk. Associated is exposed to credit risk in the event of nonperformance by counterparties to financial instruments. As Associated generally enters into transactions only with high quality counterparties, no losses with counterparty nonperformance on derivative financial instruments has occurred. Further, Associated obtains collateral and uses master netting arrangements when available. To mitigate counterparty risk, interest rate swap agreements generally contain language outlining collateral pledging requirements for each counterparty. Collateral must be posted when the market value exceeds a certain threshold. The threshold limits are determined from the credit ratings of each counterparty. Upgrades or downgrades to the credit ratings of either counterparty would lower or raise the threshold limits. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Interest rate swap contracts are entered into primarily as an asset/liability management strategy to modify interest rate risk. Interest rate swap contracts are exchanges of interest payments, such as fixed rate payments for floating rate payments, based on a notional principal amount. Payments related to Associated’s swap contracts are made monthly, quarterly, or semi-annually by one of the parties depending on the specific terms of the related contract. The primary risk associated with all swaps is the exposure to movements in interest rates and the ability of the counterparties to meet the terms of the contract. At December 31, 2003 and 2002, Associated had $936 million and $854 million, respectively, of interest rate swaps outstanding. Included in this amount were $361 million and $279 million, respectively, at December 31, 2003 and 2002, in receive variable/pay fixed interest rate swaps used to convert specific fixed rate loans into floating rate assets. The remaining swap contracts used for interest rate risk management of $575 million at December 31, 2003 and 2002, were used to hedge interest rate risk of various other specific liabilities. At December 31, 2003, Associated pledged $24.8 million of collateral for swap agreements compared to $24.0 million at December 31, 2002.

	Notional Amount	Fair Value Gain / (Loss)	Weighted Average
			Receive Rate	Pay Rate	Maturity
	($ in Thousands)
December 31, 2003

Interest Rate Risk Management Hedges:
Swaps–receive variable / pay fixed (1), (3)	$200,000	$(21,132)	1.15%	5.03%	89 months
Swaps–receive fixed / pay variable (2), (4)	375,000	12,432	7.21%	2.79%	211 months
Caps–written (1), (3)	200,000	1,222	Strike 4.72%	—	32 months
Swaps–receive variable / pay fixed (2), (5)	361,189	(9,876)	3.31%	6.27%	50 months
December 31, 2002

Interest Rate Risk Management Hedges:
Swaps–receive variable / pay fixed (1), (3)	$200,000	$(25,750)	1.77%	5.03%	101 months
Swaps–receive fixed / pay variable (2), (4)	375,000	24,757	7.21%	3.19%	223 months
Caps–written (1), (3)	200,000	2,513	Strike 4.72%	—	44 months
Swaps–receive variable / pay fixed (2), (5)	279,487	(14,806)	3.63%	6.52%	58 months

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

(1)	Cash flow hedges
(2)	Fair value hedges
(3)	Hedges variable rate long-term debt
(4)	Hedges fixed rate long-term debt
(5)	Hedges specific longer-term fixed rate commercial loans

Not included in the above table for December 31, 2003, were three customer swaps with a notional amount of $20.7 million for which Associated has mirror swaps. There were no such customer swaps at December 31, 2002. The fair value of these customer swaps is recorded in earnings and the net impact for 2003 was immaterial.

Interest rate floors and caps are interest rate protection instruments that involve the payment from the seller to the buyer of an interest differential. This differential represents the difference between a short-term rate (e.g., six-month LIBOR) and an agreed upon rate (the strike rate) applied to a notional principal amount. By buying a cap, Associated will be paid the differential by a counterparty should the short-term rate rise above the strike level of the agreement. The primary risk associated with purchased floors and caps is the ability of the counterparties to meet the terms of the agreement. As of December 31, 2003 and 2002, Associated had purchased caps for asset/liability management of $200 million.

Associated measures the effectiveness of its hedges on a periodic basis. Any difference between the fair value change of the hedge versus the fair value change of the hedged item is considered to be the “ineffective” portion of the hedge. The ineffective portion of the hedge is recorded as an increase or decrease in the related income statement classification of the item being hedged. For the mortgage derivatives, which are not accounted for as hedges, changes in the fair value are recorded as an adjustment to mortgage banking income.

At December 31, 2003, the estimated fair value of the interest rate swaps and the cap designated as cash flow hedges was a $19.9 million unrealized loss, or $11.9 million, net of tax benefit of $8.0 million, carried as a component of accumulated other comprehensive income. At December 31, 2002, the estimated fair value of the interest rate swaps and the cap designated as cash flow hedges was a $23.2 million unrealized loss, or $13.9 million, net of tax benefit of $9.3 million, carried as a component of accumulated other comprehensive income. These instruments are used to hedge the exposure to the variability in interest payments of variable rate liabilities. The ineffective portion of the hedges recorded through the statements of income was immaterial. For the years ended December 31, 2003 and 2002, Associated recognized interest expense of $7.7 million and $13.4 million, respectively, for interest rate swaps accounted for as cash flow hedges. As of December 31, 2003, approximately $7.8 million of the deferred net losses on derivative instruments that are recorded in accumulated other comprehensive income are expected to be reclassified to interest expense within the next twelve months. Currently, none of the existing amounts within accumulated other comprehensive income are expected to be reclassified into earnings for ineffectiveness during 2003.

At December 31, 2003 and 2002, the estimated fair value of the interest rate swaps designated as fair value hedges was an unrealized gain of $2.6 million and an unrealized gain of $10.0 million, respectively, carried as a component of other liabilities. These swaps hedge against changes in the fair value of certain loans and long-term debt.

The fair value of the mortgage derivatives at December 31, 2003, was a net loss of $0.2 million, a decrease of $5.2 million from the December 31, 2002, net gain of $5.0 million, and is recorded in mortgage banking income. The $0.2 million net fair value loss for mortgage derivatives is composed of the net loss on commitments to sell approximately $152.0 million of loans to various investors and the net gain on commitments

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

to fund approximately $114.1 million of loans to individual borrowers. The $5.0 million net fair value gain for mortgage derivatives is comprised of the net loss on commitments to sell approximately $538.3 million of loans to various investors and the net gain on commitments to fund approximately $550.1 million of loans to individual borrowers.

NOTE 16 PARENT COMPANY ONLY FINANCIAL INFORMATION:

Presented below are condensed financial statements for the Parent Company:

BALANCE SHEETS

	2003	2002
	($ in Thousands)
ASSETS
Cash and due from banks	$924	$638
Notes receivable from subsidiaries	374,878	281,258
Investment in subsidiaries	1,316,773	1,377,239
Other assets	103,837	101,304

Total assets	$1,796,412	$1,760,439

LIABILITY AND STOCKHOLDERS’ EQUITY
Long-term debt	$391,705	$403,880
Accrued expenses and other liabilities	56,280	84,376

Total liabilities	447,985	488,256
Stockholders’ equity	1,348,427	1,272,183

Total liabilities and stockholders’ equity	$1,796,412	$1,760,439

STATEMENTS OF INCOME

	For the Years Ended December 31,
	2003	2002	2001
	($ in Thousands)
INCOME
Dividends from subsidiaries	$179,500	$172,000	$90,000
Management and service fees from subsidiaries	43,146	35,346	26,482
Interest income on notes receivable	9,172	5,641	4,590
Other income	2,464	3,510	3,428

Total income	234,282	216,497	124,500

EXPENSE
Interest expense on borrowed funds	11,474	12,627	8,107
Provision for loan losses	—	500	(800)
Personnel expense	29,219	22,918	19,766
Other expense	20,241	15,191	11,379

Total expense	60,934	51,236	38,452

Income before income tax benefit and equity in undistributed income	173,348	165,261	86,048
Income tax benefit	(1,093)	(1,759)	(48)

Income before equity in undistributed net income of subsidiaries	174,441	167,020	86,096
Equity in undistributed net income of subsidiaries	54,216	43,699	93,426

Net income	$228,657	$210,719	$179,522

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2003	2002	2001
	($ in Thousands)
OPERATING ACTIVITIES
Net income	$228,657	$210,719	$179,522
Adjustments to reconcile net income to net cash provided by operating activities:
Increase in equity in undistributed net income of subsidiaries	(54,216)	(43,699)	(93,426)
Depreciation and other amortization	378	335	439
Amortization of goodwill	—	—	397
(Gain) loss on sales of assets, net	2	2	(8)
Increase in interest receivable and other assets	(269)	(41,651)	(6,763)
Increase (decrease) in interest payable and other liabilities	(24,392)	(14,351)	45,474
Capital received from (contributed to) subsidiaries	95,470	(12,997)	41,617

Net cash provided by operating activities	245,630	98,358	167,252

INVESTING ACTIVITIES
Purchase of available for sale securities	—	(319)	—
Net cash paid in acquisition of subsidiary	—	(78,055)	—
Net increase in notes receivable	(95,630)	(79,551)	(120,474)
Purchase of premises and equipment, net of disposals	(975)	(614)	(134)

Net cash used in investing activities	(96,605)	(158,539)	(120,608)

FINANCING ACTIVITIES
Net decrease in short-term borrowings	—	—	(118,044)
Net increase in long-term debt	—	221,998	181,882
Cash dividends paid	(98,169)	(90,166)	(80,553)
Proceeds from exercise of stock options	24,831	16,564	4,738
Purchase and retirement of treasury stock	(74,533)	(44,046)	(7,717)
Purchase of treasury stock	(868)	(44,145)	(26,852)

Net cash provided by (used in) financing activities	(148,739)	60,205	(46,546)

Net increase in cash and cash equivalents	286	24	98
Cash and cash equivalents at beginning of year	638	614	516

Cash and cash equivalents at end of year	$924	$638	$614

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

NOTE 17 FAIR VALUE OF FINANCIAL INSTRUMENTS:

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires that Associated disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for Associated’s financial instruments.

The estimated fair values of Associated’s financial instruments on the balance sheet at December 31 are as follows:

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	($ in Thousands)
Financial assets:
Cash and due from banks	$389,140	$389,140	$430,691	$430,691
Interest-bearing deposits in other financial institutions	7,434	7,434	5,502	5,502
Federal funds sold and securities purchased under purchase under agreements to resell	3,290	3,290	8,820	8,820
Accrued interest receivable	67,264	67,264	74,077	74,077
Investment securities available for sale	3,773,784	3,773,784	3,362,669	3,362,669
Loans held for sale	104,336	104,504	305,836	317,942
Loans	10,291,810	10,503,111	10,303,225	10,650,774
Financial liabilities:
Deposits	9,792,843	9,855,813	9,124,852	9,225,812
Accrued interest payable	22,006	22,006	28,636	28,636
Short-term borrowings	1,928,876	1,928,876	2,389,607	2,389,607
Long-term debt	1,852,219	1,872,603	1,906,845	1,963,756
Company-obligated manditorily redeemable preferred securities	181,941	192,491	190,111	206,662
Interest rate swap and cap agreements (1)	17,354	17,354	13,286	13,286
Standby letters of credit (2)	2,275	2,275	—	—
Commitments to originate mortgage loans held for sale	680	680	7,141	7,141
Forward commitments to sell residential mortgage loans	(905)	(905)	(2,095)	(2,095)

(1)	At both December 31, 2003 and 2002, the notional amount of non-trading interest rate swap and cap agreements was $1.1 billion. See Notes 14 and 15 for information on the fair value of lending-related commitments and derivative financial instruments.
(2)	At both December 31, 2003 and 2002, the commitment on standby letters of credit was $0.3 billion. See Note 14 for additional information on the standby letters of credit.

Cash and due from banks, interest-bearing deposits in other financial institutions, federal funds sold and securities purchased under agreements to resell, and accrued interest receivable - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities held to maturity, investment securities available for sale, and trading account securities - The fair value of investment securities held to maturity, investment securities available for sale, and

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

trading account securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued. There were no investment securities held to maturity or trading account securities at December 31, 2003 or 2002.

Loans held for sale - Fair value is estimated using the prices of Associated’s existing commitments to sell such loans and/or the quoted market prices for commitments to sell similar loans.

Loans - Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, credit card, and other consumer. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar maturities. Future cash flows are also adjusted for estimated reductions or delays due to delinquencies, nonaccruals, or potential charge offs.

Deposits – The fair value of deposits with no stated maturity such as noninterest-bearing demand deposits, savings, interest-bearing demand deposits, and money market accounts, is equal to the amount payable on demand as of December 31. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Accrued interest payable and short-term borrowings – For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Long-term debt and company-obligated mandatorily redeemable preferred securities – Rates currently available to Associated for debt with similar terms and remaining maturities are used to estimate fair value of existing borrowings.

Interest rate swap and cap agreements – The fair value of interest rate swap and cap agreements is obtained from dealer quotes. These values represent the estimated amount Associated would receive or pay to terminate the agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties.

Standby letters of credit – The fair value of standby letters of credit represent deferred fees arising from the related off-balance sheet financial instruments. These deferred fees approximate the fair value of these instruments and are based on several factors, including the remaining terms of the agreement and the credit standing of the customer.

Commitments to originate mortgage loans held for sale - The fair value of commitments to originate mortgage loans held for sale is estimated by comparing Associated’s cost to acquire mortgages and the current price for similar mortgage loans, taking into account the terms of the commitments and the creditworthiness of the counterparties.

Forward commitments to sell residential mortgage loans – The fair value of forward commitments to sell residential mortgage loans is the estimated amount that Associated would receive or pay to terminate the forward delivery contract at the reporting date based on market prices for similar financial instruments.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

Limitations – Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time Associated’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of Associated’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE 18 REGULATORY MATTERS:

Restrictions on Cash and Due From Banks

Associated’s bank subsidiaries are required to maintain certain vault cash and reserve balances with the Federal Reserve Bank to meet specific reserve requirements. These requirements approximated $6.0 million at December 31, 2003.

Regulatory Capital Requirements

Associated and the subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Associated’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Associated must meet specific capital guidelines that involve quantitative measures of Associated’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Associated’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Associated to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that Associated meets all capital adequacy requirements to which it is subject.

As of December 31, 2003 and 2002, the most recent notifications from the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the subsidiary banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions’ category.

The actual capital amounts and ratios of Associated and its significant subsidiaries are presented below. No deductions from capital were made for interest rate risk in 2003 or 2002.

As discussed in Note 10, the preferred securities held by the ASBC Trust qualify as Tier 1 Capital for Associated under Federal Reserve Board guidelines. As a result of the issuance of FIN 46, the Federal Reserve Board is currently evaluating whether deconsolidation of the ASBC Trust will affect the qualification of the preferred securities as Tier 1 capital. If it is determined that the preferred securities no longer qualify as Tier 1 capital, the effect of such a change is not expected to affect Associated’s well-capitalized status.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

($ In Thousands)	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions: (2)
	Amount	Ratio (1)	Amount	Ratio (1)		Amount	Ratio (1)
As of December 31, 2003:
Associated Banc-Corp
Total Capital	$1,572,770	13.99%	$899,596	≥	8.00%
Tier I Capital	1,221,647	10.86	449,798	≥	4.00%
Leverage	1,221,647	8.37	584,108	≥	4.00%
Associated Bank, N.A.
Total Capital	980,318	10.63	737,810	≥	8.00%	$922,262	≥	10.00%
Tier I Capital	784,263	8.50	368,905	≥	4.00%	553,357	≥	6.00%
Leverage	784,263	6.34	495,138	≥	4.00%	618,923	≥	5.00%
Associated Bank Minnesota, N.A.
Total Capital	156,196	11.94	104,688	≥	8.00%	130,860	≥	10.00%
Tier I Capital	139,692	10.67	52,344	≥	4.00%	78,516	≥	6.00%
Leverage	139,692	8.29	67,424	≥	4.00%	84,279	≥	5.00%

As of December 31, 2002:
Associated Banc-Corp
Total Capital	$1,513,424	13.66%	$886,289	≥	8.00%
Tier I Capital	1,165,481	10.52	443,144	≥	4.00%
Leverage	1,165,481	7.94	587,214	≥	4.00%
Associated Bank, N.A.
Total Capital	790,198	10.70	591,075	≥	8.00%	$738,844	≥	10.00%
Tier I Capital	692,207	9.37	295,538	≥	4.00%	443,306	≥	6.00%
Leverage	692,207	7.03	394,070	≥	4.00%	492,588	≥	5.00%
Associated Bank Illinois, N.A.(3)
Total Capital	173,249	10.98	126,178	≥	8.00%	157,722	≥	10.00%
Tier I Capital	159,735	10.13	63,089	≥	4.00%	94,633	≥	6.00%
Leverage	159,735	5.99	106,731	≥	4.00%	133,413	≥	5.00%
Associated Bank Minnesota, N.A.
Total Capital	157,299	11.22	112,132	≥	8.00%	140,165	≥	10.00%
Tier I Capital	139,730	9.97	56,066	≥	4.00%	84,099	≥	6.00%
Leverage	139,730	8.46	66,086	≥	4.00%	82,608	≥	5.00%

(1)	Total Capital ratio is defined as Tier 1 Capital plus Tier 2 Capital divided by total risk-weighted assets. The Tier 1 Capital ratio is defined as Tier 1 capital divided by total risk-weighted assets. The leverage ratio is defined as Tier 1 capital divided by the most recent quarter’s average total assets.
(2)	Prompt corrective action provisions are not applicable at the bank holding company level.
(3)	During 2003, Associated merged Associated Card Services Bank, National Association, and Associated Bank Illinois, National Association, into Associated Bank, National Association, to create a single national banking charter headquartered in Green Bay, Wisconsin.

NOTE 19 EARNINGS PER SHARE:

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares adjusted for the dilutive effect of outstanding stock options.

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

On April 24, 2002, the Board of Directors declared a 10% stock dividend, payable May 15 to shareholders of record at the close of business on April 29. All share and per share data in the accompanying consolidated financial statements has been adjusted to reflect the declaration of the 10% stock dividend. As a result of the stock dividend, Associated distributed approximately 7.0 million shares of common stock. Any fractional shares resulting from the dividend were paid in cash.

Presented below are the calculations for basic and diluted earnings per share as reported, as well as adjusted to exclude the amortization of goodwill affected by adopting SFAS 142 and SFAS 147 in 2001.

	For the Years Ended December 31,
	2003	2002	2001
	(In Thousands, except per share data)
Net income, as reported	$228,657	$210,719	$179,522
Adjustment: Goodwill amortization, net of tax	—	—	6,158

Net income, adjusted	$228,657	$210,719	$185,680

Weighted average shares outstanding	110,617	112,027	108,881
Effect of dilutive stock options outstanding	1,144	1,213	870

Diluted weighted average shares outstanding	111,761	113,240	109,751

Basic earnings per share:
Basic earnings per share, as reported	$2.07	$1.88	$1.65
Adjustment: Goodwill amortization, net of tax	—	—	0.06

Basic earnings per share, adjusted	$2.07	$1.88	$1.71

Diluted earnings per share:
Diluted earnings per share, as reported	$2.05	$1.86	$1.64
Adjustment: Goodwill amortization, net of tax	—	—	0.05

Diluted earnings per share, adjusted	$2.05	$1.86	$1.69

NOTE 20 SEGMENT REPORTING

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires selected financial and descriptive information about reportable operating segments. The statement uses a “management approach” concept as the basis for identifying reportable segments. The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions, allocating resources, and assessing performance. Consequently, the segments are evident from the structure of the enterprise’s internal organization, focusing on financial information that an enterprise’s chief operating decision-makers use to make decisions about the enterprise’s operating matters.

Associated’s primary segment is banking, conducted through its bank and lending subsidiaries. For purposes of segment disclosure under this statement, these have been combined as one segment, as these segments have similar economic characteristics and the nature of their products, services, processes, customers, delivery channels, and regulatory environment are similar. Banking includes: a) community banking – lending and deposit

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

gathering to businesses (including business-related services such as cash management and international banking services) and to consumers (including mortgages and credit cards); b) corporate banking – specialized lending (such as commercial real estate), lease financing, and banking to larger businesses and metro or niche markets; and c) the support to deliver banking services.

The “Other” segment is comprised of wealth management (including insurance, brokerage, and trust/asset management), as well as intersegment eliminations and residual revenues and expenses, representing the difference between actual amounts incurred and the amounts allocated to operating segments.

The accounting policies of the segments are the same as those described in Note 1. Selected segment information is presented below.

	Banking	Other	Consolidated Total
	($ in Thousands)
2003
Net interest income	$510,213	$549	$510,762
Provision for loan losses	46,813	—	46,813
Noninterest income	194,186	52,249	246,435
Depreciation and amortization	47,307	1,571	48,878
Other noninterest expense	297,314	42,476	339,790
Income taxes	93,227	(168)	93,059

Net income	$219,738	$8,919	$228,657

Total assets	$15,195,428	$52,466	$15,247,894

2002
Net interest income	$501,244	$22	$501,266
Provision for loan losses	50,699	—	50,699
Noninterest income	186,001	29,819	215,820
Depreciation and amortization	51,230	222	51,452
Other noninterest expense	298,370	20,239	318,609
Income taxes	86,345	(738)	85,607

Net income	$200,601	$10,118	$210,719

Total assets	$15,015,136	$28,139	$15,043,275

2001
Net interest income	$421,253	$732	$421,985
Provision for loan losses	28,210	—	28,210
Noninterest income	161,730	30,612	192,342
Depreciation and amortization	46,616	365	46,981
Other noninterest expense	256,290	31,837	288,127
Income taxes	71,893	(406)	71,487

Net income (loss)	$179,974	$(452)	$179,522

Total assets	$13,578,328	$26,046	$13,604,374

ASSOCIATED BANC-CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, 2002, and 2001

NOTE 21 SUBSEQUENT EVENTS

In January 2004, the Board of Directors, with subsequent approval of the Corporation’s shareholders on April 28, 2004, approved an amendment to the Articles of Incorporation to increase the number of authorized shares of the Corporation’s common stock from 100,000,000 to 250,000,000 shares.

On April 28, 2004, the Corporation announced the signing of a definitive agreement to acquire First Federal Capital Corp (“First Federal”). Based upon the Corporation’s closing stock price on April 27, 2004 (the date of the signing of the definitive agreement) and other terms of the Merger Agreement and estimated direct costs, the acquisition is valued at approximately $613 million, including stock options, of which, 10% will be paid in cash and the remainder in the Corporation’s stock. First Federal shareholders will receive 0.9525 shares (restated for 3-for-2 stock split) of the Corporation’s stock for each share of First Federal stock they hold, an equivalent amount of cash, or a combination thereof. First Federal, based in La Crosse, Wisconsin, is a $3.7 billion savings bank with 91 banking locations serving more than 40 communities in Wisconsin, northern Illinois, and southern Minnesota. As a result of the acquisition, the Corporation will enhance its current branch distribution, strengthen its community banking model, and diversify revenue streams. The transaction will be accounted for under the purchase method and is expected to be completed in the fourth quarter of 2004, pending approval by regulators and First Federal shareholders.

On April 28, 2004, the Board of Directors declared a 3-for-2 stock split, effected in the form of a stock dividend, payable on May 12, 2004, to shareholders of record at the close of business on May 7, 2004. All share and per share information in the accompanying consolidated financial statements has been restated to reflect the effect of this stock split.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ASSOCIATED BANC-CORP

The Board of Directors

Associated Banc-Corp:

We have audited the accompanying consolidated balance sheets of Associated Banc-Corp and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Associated Banc-Corp and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

/s/    KPMG LLP

Chicago, Illinois

March 8, 2004, except for Note 21 which is as of April 28, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Registrant is incorporated under the Wisconsin Business Corporation Law. Under Section 180.0851 of the Wisconsin Business Corporation Law, the Registrant shall indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding, if such person was a party to such proceeding because he or she was a director or officer of the Registrant. In all other cases, the Registrant shall indemnify a director or officer against liability incurred in a proceeding to which such person was a party because he or she was a director or officer of the Registrant; unless liability was incurred because he or she breached or failed to perform a duty owed to the Registrant and such breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. Section 180.0858 of the Wisconsin Business Corporation Law provides that subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the Registrant’s articles of incorporation, bylaws, a written agreement between the director or officer and the Registrant or a resolution adopted by the Board of Directors or adopted by majority vote of the Registrant’s shareholders.

Section 180.0859 of the Wisconsin Business Corporation Law provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections 180.0850 to 180.0858 of the Wisconsin Business Corporation Law for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

The Registrant’s Articles of Incorporation contains no provisions in relation to the indemnification of directors and officers of the Registrant.

Article XI of the Registrant’s Bylaws (“Article XI”) authorizes indemnification of officers and directors of the Registrant consistent with the description of the indemnification provisions in Section 180.0851 of the Wisconsin Business Corporation Law as described above. Article XI provides that the Registrant shall indemnify a director, officer, employee or agent of the Registrant to the extent such individual has been successful on the merits or otherwise in the defense of any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal (including, but not limited to, any act or failure to act alleged or determined (i) to have been negligent, (ii) to have violated the Employee Retirement Income Security Act of 1974; or (iii) to have violated Sections 180.0832, 180.0833 and 180.1202 of the Wisconsin Business Corporation Law, or any successor thereto, regarding loans to directors, unlawful distributions and distributions of assets, which involves foreign, federal, state or local law and which is brought by or in the right of the Registrant or by any other person or entity, to which the director, officer, employee or agent was a party because he or she is a director, officer, employee or agent). In all other cases, the Registrant shall indemnify a director, officer, employee or agent of the Registrant against liability and expenses incurred by such person in a proceeding unless it shall have been proven by final judicial adjudication that such person breached or failed to perform a duty owed to the Registrant under the circumstances described above as set forth in Section 180.0851 of the Wisconsin Business Corporation Law. Article XI defines a “director, officer, employee or agent” as (i) a natural person who, is or was a director, officer, employee or agent of the Registrant, (ii) a natural person who, while a director, officer, employee or agent of the Registrant, is or was serving either pursuant to the Registrant’s specific request or as a result of the nature of such person’s duties to the Registrant as a director, officer, partner, trustee, member of any governing or decision making committee, employee or agent of another corporation or foreign corporation, partnership, joint venture, trust or other enterprise and (iii) a person who, while a director, officer, employee or agent of the Registrant, is or was serving an employee benefit plan because his or her duties to the Registrant also impose duties on, or otherwise involve services by, the person to the plan or to participants in or beneficiaries of the plan. Unless the context requires otherwise, Article XI indemnification extends to the estate or personal representative of a director, officer, employee or agent.

All officers, directors, employees and agents of controlled subsidiaries of the Registrant shall be deemed for purposes of Article XI to be serving as such officers, directors, employees and agents at the request of the Registrant. The right to indemnification granted to such officers and directors by Article XI is not subject to any limitation or restriction imposed by any provision of the Articles of Incorporation or Bylaws of a controlled subsidiary. For purposes of Article XI, a “controlled subsidiary” means any corporation at least 80% of the outstanding voting stock of which is owned by the Registrant or another controlled subsidiary of the Registrant.

Upon written request by a director, officer, employee or agent who is a party to a proceeding, the Registrant shall pay or reimburse his or her reasonable expenses as incurred if the director, officer, employee or agent provides the Registrant with: (i) a written affirmation of his or her good faith belief that he or she is entitled to indemnification under Article XI; and (ii) a written undertaking to repay all amounts advanced without interest to the extent that it is ultimately determined that indemnification under Article XI is prohibited. The Registrant shall have the power to purchase and maintain insurance on behalf of any person who is a director, officer, employee or agent against any liability asserted against or incurred by the individual in any such capacity arising out of his or her status as such, regardless of whether the Registrant is required or authorized to indemnify or allow expenses to the individual under Article XI.

The right to indemnification under Article XI may be amended only by a majority vote of the shareholders and any reduction in the right to indemnification may only be prospective from the date of such vote.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.
2	Agreement and Plan of Merger dated as of April 27, 2004 between the Registrant and First Federal Financial Corporation, incorporated by reference to Exhibit A to the proxy statement/prospectus of the Registrant and First Federal Financial Corporation (the “Proxy Statement/Prospectus”).

3(a)	Articles of Incorporation, as amended and restated, incorporated by reference to Exhibit 3(a) of the Registrant’s Annual Report on Form 10-K filed for the year ended December 31, 2000, SEC File No. 0-5519.

3(b)	Bylaws, as amended, incorporated by reference to Exhibit 3(b) of the Registrant’s Annual Report on Form 10-K filed for the year ended December 31, 1997, SEC File No. 0-5519.

4	The Registrant has outstanding certain long term debt. None of such debt exceeds 10% of the total assets of the Registrant and its consolidated subsidiaries. Thus, copies of the constituent instruments defining the rights of the holders of such debt are not included as exhibits to this Registration Statement. The Registrant agrees to furnish copies of such instruments to the Commission upon request.

5*	Opinion of Reinhart Boerner Van Deuren s.c. regarding legality of issuance of the Registrant’s securities.

8*	Opinion of Reinhart Boerner Van Deuren s.c. regarding certain federal income tax matters.

10(a)	The 1982 Incentive Stock Option Plan of the Parent Company. Exhibit 10 to Report on Form 10-K for fiscal year ended December 31, 1987.

Exhibit No.

10(b)	The Restated Long-Term Incentive Stock Plan of the Corporation. Exhibits filed with the Corporation’s registration statement (333-46467) on Form S-8 filed under the Securities Act of 1933.
10(c)	Change of Control Plan of the Corporation effective April 25, 1994. Exhibit 10(d) to Report on Form 10-K for fiscal year ended December 31, 1994.

10(d)	Deferred Compensation Plan and Deferred Compensation Trust effective as of December 16, 1993, and Deferred Compensation Agreement of the Corporation dated December 31, 1994. Exhibit 10(e) to Report of Form 10-K for fiscal year ended December 31, 1994.

10(e)	Incentive Compensation Agreement (form) and schedules dated as of October 1, 2001. Exhibit 10(e) to Report on Form 10-K for fiscal year ended December 31, 2001.

10(f)	Employment Agreement between the Parent Company and Paul S. Beideman effective April 28, 12003. Exhibit 10 to Report on Form 10-Q for quarter ended June 30, 2003.

11	Statement regarding Computation of Earnings Per Share. (See Note 19 in Exhibit D to the Proxy Statement/Prospectus.)

21	Subsidiaries, incorporated by reference to Exhibit 21 of the Registrant’s Annual Report on Form 10-K filed for the year ended December 31, 2003, SEC File No. 1-31343.

23(a)	Consent of KPMG LLP.

23(b)	Consent of Deloitte & Touche LLP.

23(c)	Consent of Ernst & Young LLP.

23(d)*	Consent of Reinhart Boerner Van Deuren s.c., incorporated by reference to Exhibit 5.

23(e)*	Consent of Jack C. Rusch to become a director of the Registrant.

24*	Powers of Attorney.

99.1*	Form of Proxy Card for First Federal Capital Corp.

99.2	Form of Election Form.

*	Previously Filed.

(b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) or (c) of this Form.

Item 22. Undertakings.

(a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report to Section 15(d) of the Securities Exchange Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy, as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this pre-effective amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Green Bay, State of Wisconsin, on this 13th day of August, 2004.

ASSOCIATED BANC-CORP

By:	/S/ PAUL S. BEIDEMAN
Paul S. Beideman, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment no. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ PAUL S. BEIDEMAN Paul S. Beideman	President, Chief Executive Officer and a Director (Principal Executive Officer)	August 13, 2004

/S/ JOSEPH B. SELNER Joseph B. Selner	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 13, 2004

* Karen T. Beckwith	Director	August 13, 2004

* Harry B. Conlon	Director	August 13, 2004

* Ruth M. Crowley	Director	August 13, 2004

* Robert C. Gallagher	Director	August 13, 2004
* Ronald R. Harder	Director	August 13, 2004

* William R. Hutchinson	Director	August 13, 2004

* John C. Meng	Director	August 13, 2004

* J. Douglas Quick	Director	August 13, 2004

Signature	Title	Date

* John C. Seramur	Director	August 13, 2004

/S/ BRIAN R. BODAGER Brian R. Bodager *Attorney-in-fact		August 13, 2004